RECEIVED

2008 AUG 12 A 11: 5

Rule 12g3-2(b)
File No. 82-1388

HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

[redacted]

08004278

August 8, 2008

SUPPL

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PROCESSED
AUG 14 2008
THOMSON REUTERS

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since April 24,2008 until June 30, 2008, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

8/13

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   Brief Statement of Annual Financial Statement (Consolidated and Non-Consolidated) dated April 24, 2008 for the fiscal year ended March 31,2008,filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

2. Document No.2

   Press release dated April 24, 2008, regarding Announcement of appointment of representative director and senior management dated April 24, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached 〕

3. Document No.3

   Report on Corporate Governance dated April 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached 〕

4. Document No.4

   Press release dated May 26, 2008, regarding Announcement of Tender Offer, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

5. Document No.5

   Press release dated May 26, 2008, regarding Announcement of Resolution Regarding the Repurchase of Shares （Repurchase of Treasury Shares Pursuant to Article 156 of the Company Law） , filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

6. Document No.6

Press release dated May 26, 2008, regarding Announcement of Stock Options (Stock Acquisition Rights) dated May 26, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

7. Document No.7

Press release dated June 5, 2008, regarding (Correction) Partial Correction to the Semi-Annual Financial Results for the Fiscal Year Ending March 31, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

8. Document No.8

Press release dated June 5, 2008, regarding (Correction) Partial Correction to the Financial Results for the Fiscal Year Ended March 31, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

9. Document No.9

Amendment dated June 5, 2008, to Semi-Annual Securities Report dated December 20, 2007, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

10. Document No.10

Notice of the 96th Ordinary General Shareholders' Meeting, dated June 6, 2008. 〔English translation attached〕

11. Document No.11

Hino Report for fiscal year ended March 31,2008.

Description: Annual Report for fiscal year ended March 31,2008,distributed to the shareholders.

12. Document No.12

Notice of Resolution at the 96th Ordinary General Shareholders' Meeting, dated June 25, 2008. 〔English translation attached〕

13. Document No.13

Declaration for Timely Disclosure dated June 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

14. Document No.14

Annual Securities Report dated June 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

15. Document No.15

Confirmation of Appropriateness of the Annual Securities Report dated June 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

16. Document No.16

Extraordinary Report dated June 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

17. Document No.17

Press release dated June 25, 2008, regarding Announcement on the Allocation of Stock Options (Stock Acquisition Rights), filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

18. Document No.18

Report on Corporate Governance dated June 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

19. Document No.19

Press release dated June 30, 2008, regarding reduction of the denomination of share-trading units of the shares of the company, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

20. Document No.20

Press release dated June 30, 2008, regarding the parent company, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. (English translation attached)

(Summary)

1. Operating Results

(1) Analysis of Operating Results

1. Operating Results for the Fiscal Year Ended March 31, 2008

During the consolidated fiscal year under review, Japan's economy was on a trend for gradual expansion, brought about by increase in corporate capital expenditure and exporting as well as robust consumer spending despite the soaring costs of oil and raw materials. The global economy was generally strong as a high rate of growth was seen in emerging countries such as Russia, China, India and Middle Eastern nations, although some slowdown was observed in the United States.

For the market of domestic heavy- and medium-duty trucks, which were the Group's flagship products, total demand for the consolidated fiscal year under review decreased to 85,000 units by 20,000 units (19.3% down) from the previous year as the substitute demand, which had been brought by control on exhaust emissions from diesel-powered vehicles since 2003, subsided in the second half of the previous year. Total demand in the light-duty truck market also fell by 31,000 units to 90,000 units (25.7% down) from the previous year.

Affected by decreased demand, domestic unit sales decreased by 6,000 units to 46,000 units (10.9% down) from the previous year as the total of heavy-, medium- and light-duty trucks and buses.

Overseas unit sales of trucks and buses, on the other hand, significantly increased from the previous year due to rising demand in Asia, Latin America and Middle Eastern regions. As a result, record-high sales of 66,000 units were achieved, increasing by 15,000 units (29.4% up) from the prior year.

Accordingly, total unit sales of Hino-branded trucks and buses amounted to 112,000 units, growing by 9,000 units (9.1% up) from the previous year.

As for vehicle production commissioned by Toyota Motor Corporation, total production was 201,000 units, decreasing by 2,000 units (1.1% down) from the previous year. This was because production of the FJ Cruiser mainly for the U.S. market dropped, although Hilux Surf for export increased in its production. In March 2008, production of the Land Cruiser Prado started. The commissioned part supply service for Toyota-branded vehicles in overseas subsidiaries showed favorable performance, backed by received orders of suspension-related parts for new models in the United States

Consolidated net sales for the consolidated fiscal year under review amounted to \1,368,633 million, rising by \80,965 million (6.3% up) from the previous year because of increase in unit sales of Hino-branded vehicles in foreign markets and favorable business in the commissioned part supply service of overseas subsidiaries. Increases in overseas unit sales, revenue growth in overseas subsidiaries and promotion of cost reduction brought about remarkable results: the consolidated operating income of \45,889 million, increasing by \9,187 million (25.0% up)

from the previous year; the consolidated ordinary income of \41,035 million, growing by \4,193 million (11.4% up) and consolidated net income of \22,178 million, rising by \2,119 million (10.6% up) from the prior year. Net sales and operating income hit all-time high.

2. Outlook for the Fiscal Year Ending March 31, 2009

In the fiscal year 2009, exports are expected to increase, buoyed by high growth in China and other countries as Japan's economy is showing its underlying strength in capital expenditure and consumer spending. There are, however, several causes for concern, including the slowing U.S. economy and its potential impact on the global market, price hikes in oil, raw materials and others, and unstable trends in the exchange and stock markets, all of which require a cautious response according to the future business climate.

The domestic market for trucks, which are the Group's main products, is anticipated to remain in difficult circumstances brought about by high price of crude oil and streamlined logistics.

Meanwhile, in foreign markets, despite some concerns such as the sluggish truck market in the United States, sales are generally expected to remain strong due to the increasing demand in resource-supplying countries and as a result of successful measures that the Group has worked on, such as reinforcement in the global production and sales system, which covers new entry into markets and the building of new factories.

Under these circumstances the Group will seek enhanced management practices and improved business performance by promoting further rationalization.

Outlook of consolidated business performance for FY2009 is as follows:

Net sales	\1,420 billion
Operating income	\46 billion
Domestic unit sales of trucks and buses	45,000 units
Overseas unit sales of trucks and buses	79,000 units
Production of vehicles commissioned by Toyota	218,000 units

(2) Analysis on Financial Position

1. Assets, Liabilities and Net Assets

Total assets at the end of the consolidated fiscal year under review decreased by \33,608 million to \874,369 million compared with the end of the previous year. This was because of the decrease of \25,615 million in receivables due mainly to weak domestic sales, and the drop of \21,845 million in investment securities arising from fall of stock prices, although inventories increased by \9,031 million.

Liabilities fell to \565,610 million, which was a decrease of \36,403 million from the end of the previous year due primarily to the drop of interest-bearing debt. Net assets amounted to \308,758 million, increasing by \2,794 million from the previous year. This was attributed to the net income of \22,178 million despite the decrease of \11,449 million in unrealized gains on investments in listed securities due to the dividend payment of \5,740 million and the decline of stock prices.

2. Cash Flows

Cash flows at the end of the consolidated fiscal year under review increased by \756 million from the previous year, with cash and cash equivalents at end of year of \28,710 million.

Increase of cash flow from operating activities amounted to \92,504 million. This was because of the growth in cash due to net income before income taxes and minority interests of \36,885 million and depreciation of \51,002 million.

Cash flows from investing activities decreased to \52,270 million. This was attributable to the expenditure of \39,299 million on the acquisition of fixed assets focusing on production facilities.

Decline in cash flows from financing activities amounted to \38,963 million. This was due to the expenditure of \27,079 million on repayment of long-term loans payable and the payment of \5,740 million for cash dividends.

(3) Basic Policy on Profit Distribution and Dividends for FY2008 and FY2009

The Company has basic policies to reinforce its financial strength and provide improved distribution of outcomes by taking into account relevant factors such as business performance, new investments and the consolidated dividend payout ratio of each year. The year-end dividend will be \5 per share, which is the same as the previous year. As a result, the annual total of dividends is expected to be \10, including the interim dividend of \5, which was paid in November 2007, and the resultant (consolidated) payout ratio will be 25.9% for FY2008. Retained earnings will be appropriated to some purposes including capital expenditure for implementation of structural reform in business.

Dividends per share for FY2009 are planned to be an annual total of \10, consisting of the interim dividend of \5 and the year-end dividend of \5.

平成20年3月期　決算短信

平成20年4月24日

上場会社名　日野自動車株式会社　　上場取引所　東証一部・名証一部
コード番号　7205　　URL http://www.hino.co.jp/
代表者　代表取締役社長　近藤　詔治
問合せ先責任者　総合企画部広報渉外室長　坂木　敏久　TEL （03）5419－9320
定時株主総会開催予定日　平成20年6月25日　　配当支払開始予定日　平成20年6月26日
有価証券報告書提出予定日　平成20年6月25日

（百万円未満切捨て）

1．20年3月期の連結業績（平成19年4月1日～平成20年3月31日）

(1)連結経営成績　（％表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期	1,368,633	6.3	45,889	25.0	41,035	11.4	22,178	10.6
19年3月期	1,287,668	7.6	36,701	△9.4	36,841	△12.6	20,059	△30.1

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	売上高営業利益率
	円 銭	円 銭	%	%	%
20年3月期	38 65	－	7.6	4.6	3.4
19年3月期	34 95	－	7.1	4.0	2.9

(参考)　持分法投資損益　20年3月期　871百万円　19年3月期　1,219百万円

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
20年3月期	874,369	308,758	33.3	507 63
19年3月期	907,977	305,964	31.9	504 36

(参考)　自己資本　20年3月期　291,300百万円　19年3月期　289,441百万円

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
20年3月期	92,504	△52,270	△38,963	28,710
19年3月期	78,681	△56,873	△30,562	27,953

2．配当の状況

	1株当たり配当金			配当金総額（年間）	配当性向（連結）	純資産配当率（連結）
（基準日）	中間期末	期末	年間			
	円 銭	円 銭	円 銭	百万円	%	%
19年3月期	4 00	5 00	9 00	5,167	25.8	1.8
20年3月期	5 00	5 00	10 00	5,740	25.9	2.0
21年3月期（予想）	5 00	5 00	10 00		26.1	

3．21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（％表示は、通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	690,000	4.4	18,000	△27.2	16,000	△31.9	8,000	△34.9	13 94
通期	1,420,000	3.8	46,000	0.2	42,000	2.4	22,000	△0.8	38 34

４．その他
(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無

(2) 連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更
① 会計基準等の改正に伴う変更　有
② ①以外の変更　無
(注)詳細は、18ページ「連結財務諸表作成のための基本となる重要な事項の変更」をご覧ください。

(3) 発行済株式数（普通株式）
①期末発行済株式数（自己株式を含む）　20年３月期　574,580,850株　19年３月期574,580,850株
②期末自己株式数　20年３月期　732,342株　19年３月期　696,807株
(注)１株当たり当期純利益(連結)の算定の基礎となる株式数については、20ページ「１株当たり情報」をご覧ください

(参考)個別業績の概要

１．20年３月期の個別業績(平成19年４月１日～平成20年３月31日)
(1)個別経営成績　(%表示は対前期増減率)

	売上高		営業利益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年３月期	1,034,155	5.9	29,267	13.0	28,759	0.4	4,467	△72.9
19年３月期	976,683	6.2	25,910	△25.8	28,658	△25.6	16,501	△24.2

	１株当たり当期純利益	潜在株式調整後１株当たり当期純利益
	円　銭	円　銭
20年３月期	7　78	－
19年３月期	28　74	－

(2)個別財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円　銭
20年３月期	594,317	287,046	48.3	500　06
19年３月期	602,435	297,768	49.4	518　67

(参考)　新株予約権がないため、自己資本については純資産と同額であります。

２．21年３月期の個別業績予想（平成20年４月１日～平成21年３月31日）
(%表示は、通期は対前期、第２四半期累計期間は対前年同四半期増減率)

	売上高		営業利益		経常利益		当期純利益		１株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
第２四半期累計期間	530,000	5.9	9,000	△51.5	12,200	△40.7	7,400	△43.8	12　89
通期	1,080,000	4.4	26,000	△11.2	29,800	3.6	18,000	302.9	31　36

※　業績予想の適切な利用に関する説明、その他特記事項

（将来に関する記述等についてのご注意）

本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

業績予想の前提となる仮定及び業績予想のご利用にあたっての注意事項等については、３ﾍﾟｰｼﾞ「１．経営成績（１）経営成績に関する分析」をご覧ください。

１．経営成績

（１）経営成績に関する分析

① 当期の経営成績

当連結会計年度における我が国経済は、原油、原材料等の価格高騰があったものの、企業の設備投資や輸出の増加、堅調な個人消費により、景気は緩やかな拡大基調で推移いたしました。また、海外経済につきましても、米国では景気減速感が見られたものの、ロシア、中国、インドおよび中東諸国等の新興国では高成長を持続するなど、景気は総じて堅調に推移いたしました。

当社グループ主力製品の国内普通トラック（大型・中型トラック）市場につきましては、平成15年度から続くディーゼル排出ガス規制による代替需要が昨年度後半に収束したことから、当連結会計年度の総需要は85千台と前期に比べ20千台（△19.3％）の減少となりました。また、小型トラック市場におきましても、総需要は90千台と前期に比べ31千台（△25.7％）の減少となりました。

国内売上台数につきましては、需要減少のもと普通トラック、小型トラック、バス総合計で46千台と前期に比べ6千台（△10.9％）減少いたしました。

一方、海外トラック・バスの売上台数につきましては、アジア、中南米および中近東地域において需要の増加により前期から大幅に売上台数を伸ばすことができました。この結果、過去最高の66千台を達成し、前期に比べ15千台（29.4％）増加いたしました。

以上により、日野ブランド事業のトラック・バスの総売上台数は112千台となり、前期に比べ9千台（9.1％）の増加となりました。

一方、トヨタ自動車株式会社からの受託生産車につきましては、輸出向け「ハイラックスサーフ」の生産が増加したものの、米国向けを中心とした「ＦＪクルーザー」の生産が減少した結果、受託生産車の総生産台数は201千台と前期に比べ2千台（△1.1％）減少いたしました。なお、平成20年３月より、「ランドクルーザープラド」の生産を開始いたしました。また、海外子会社におけるトヨタブランド車向けの部品供給を行うユニット受託事業につきましては、米国において新型車の足回り部品を受注するなど、好調に推移いたしました。

以上、当連結会計年度は、海外での日野ブランド車の売上台数の増加と、海外子会社のユニット受託事業が好調に推移したことにより、連結売上高は1兆3,686億33百万円と前期に比べ809億65百万円（6.3％）の増収となりました。また、損益面におきましては、海外売上台数の増加、海外子会社の収益拡大および原価低減を推進した結果、連結営業利益は458億89百万円と前期に比べ91億87百万円（25.0％）の増益、連結経常利益は410億35百万円と41億93百万円（11.4％）の増益、連結当期純利益は221億78百万円と前期に比べ21億19百万円（10.6％）の増益となり、売上高、営業利益におきましては過去最高額を達成することができました。

② 次期の見通し

平成20年度の我が国経済は、設備投資や個人消費は底堅く推移し、輸出については、中国を始めとして高成長が続く中で、増加が見込まれますが、一方で、米国経済の減速と世界市場への影響の可能性、原油、原材料等の価格の上昇、為替・株式市場の動向が不安定であることなど懸念材料もあり、今後とも景気の状況を見極めながら、慎重に対処していく必要があります。

当グループの主力市場であります国内トラック市場におきましては、原油高や物流効率化の影響などにより、引き続き厳しい状況が続くと予測されます。

一方、海外市場におきましては、米国トラック市場の低迷など懸念材料はありますが、新規市場の参入や新工場建設などグローバルな生産・販売体制の強化など、これまで取り組んでまいりました施策の効果や、資源国をはじめとした需要の拡大により、総じて堅調な販売が続くと予想されます。

かかる状況ですが、今後とも一層の合理化を進めることにより、経営体質の強化、業績の向上に努めてまいる所存であります。

なお、平成20年度の連結業績見通しは以下のとおりであります。

売上高・・・・・・・・・・・・・・・・・・・・・・・・・・・・・14,200億円
営業利益・・・・・・・・・・・・・・・・・・・・・・・・・・・・・460億円
国内トラック、バス売上台数・・・・・・・・・・・・・・45千台
海外トラック、バス売上台数・・・・・・・・・・・・・・79千台
トヨタ受託車生産台数・・・・・・・・・・・・・・・・・・・218千台

（2）財政状態に関する分析

① 資産および負債・純資産の状況

当連結会計年度末の総資産は、前期末に比べ336億8百万円減少し、8,743億69百万円となりました。これは、たな卸資産が90億31百万円増加しましたが、国内販売が低迷したことを主因として、売掛債権が256億15百万円減少、株価下落により投資有価証券が218億45百万円減少したことによります。

負債については、主として有利子負債が減少したことにより、前期末に比べ、364億3百万円減少し、5,656億10百万円となりました。また、純資産については、3,087億58百万円となり、前期末と比較して27億94百万円増加いたしました。これは、配当金の支払57億40百万円および株価下落による上場有価証券の評価差額金が114億49百万円減少しましたが、当期純利益を221億78百万円計上したことによるものです。

② キャッシュ・フローの状況

当連結会計年度のキャッシュ・フローの状況は、前期末に比べ7億56百万円増加し、現金及び現金同等物の期末残高は287億10百万円となりました。

営業活動によるキャッシュの増加は925億4百万円となりました。これは税金等調整前当期純利益の計上368億85百万円および減価償却費の計上510億2百万円によりキャッシュが増加したことによります。

投資活動によるキャッシュの減少は522億70百万円となりました。これは生産設備を中心とした有形固定資産の取得による支出が392億99百万円あったことによります。

財務活動によるキャッシュの減少は389億63百万円となりました。これは長期借入金の返済による支出が270億79百万円、決算の配当で57億40百万円支払いしたこと等によります。

（3）利益配分に関する基本方針および当期・次期の配当

当社は、財務体質の強化を図りつつ、毎期の業績、新規投資、連結配当性向等を勘案しながら、成果の配分を高めていくことを基本方針としています。期末配当金につきましては、前年同額の１株につき５円とさせていただきます。これにより昨年11月の中間配当金５円とあわせて年間配当金は10円となる予定であり、当連結会計年度の配当性向(連結)は25.9%となります。なお、内部留保資金につきましては、事業構造改革遂行のための設備投資等に充当いたします。

また、次期の１株当たり配当金は、中間配当金５円と期末配当金５円とをあわせて年間配当金10円を予定しております。

２．企業集団の状況

最近の有価証券報告書(平成19年６月26日提出)における「事業系統図(事業の内容)」および「関係会社の状況」から重要な変更がないため開示を省略しております。

３. 経営方針

平成19年３月期決算短信(平成19年４月25日開示)により開示を行なった内容から重要な変更がないため開示を省略しております。

当該決算短信は、次のＵＲＬからご覧いただくことができます。

(当社ホームページ)

http://www.hino.co.jp/

(東京証券取引所ホームページ(上場会社情報検索ページ))

http://www.tse.or.jp/listing/compsearch/index.html

４．生産、売上の状況（連結）

（１）生産実績

区　分	前連結会計年度 自　平成18年４月１日 至　平成19年３月31日	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日	対前年比
トラック・バス	99,511台	110,279台	10,768台
受託車両	203,066台	200,929台	△2,137台

（２）売上実績（連結）

区　分		前連結会計年度 自　平成18年４月１日 至　平成19年３月31日		当連結会計年度 自　平成19年４月１日 至　平成20年３月31日		対前年比	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	51,434	361,169	45,806	321,374	△ 5,628	△39,794
	海外	50,901	205,286	65,871	276,767	14,970	71,480
トラック・バス計		102,335	566,455	111,677	598,142	9,342	31,686
	車両	203,066	350,750	200,929	357,747	△2,137	6,996
	海外生産用部品ほか	―	5,043	―	6,134	―	1,091
受託車計		203,066	355,793	200,929	363,882	△2,137	8,088
	国内	―	49,182	―	48,722	―	△459
	海外	―	16,355	―	17,198	―	843
補給部品計		―	65,538	―	65,921	―	383
	国内	―	169,086	―	160,431	―	△8,654
	海外	―	12,019	―	21,561	―	9,542
	トヨタ	―	118,774	―	158,693	―	39,918
その他計		―	299,880	―	340,687	―	40,806
総売上高		―	1,287,668	―	1,368,633	―	80,965

（注）百万円未満は切り捨てて表示しております。

５．連結財務諸表

(1) 連結貸借対照表

	前連結会計年度 平成19年３月31日			当連結会計年度 平成20年３月31日			対前年比
区分	金額（百万円）		構成比 （%）	金額（百万円）		構成比 （%）	増減 （百万円）
（資産の部）							
Ⅰ　流動資産							
１．現金及び預金		28,696			29,108		
２．受取手形及び売掛金		264,141			238,526		
３．たな卸資産		93,534			102,565		
４．繰延税金資産		14,844			16,716		
５．その他		14,498			16,928		
６．貸倒引当金		△4,053			△3,729		
流動資産合計		411,662	45.3		400,115	45.8	△11,547
Ⅱ　固定資産							
(1)有形固定資産							
１．建物及び構築物		109,157			106,523		
２．機械装置及び運搬具		105,478			108,866		
３．工具器具備品		17,744			14,199		
４．リース資産		9,749			10,288		
５．土地		96,067			95,409		
６．建設仮勘定		16,781			9,520		
有形固定資産合計		354,979	39.1		344,807	39.4	△10,172
(2)無形固定資産							
１．ソフトウェア		21,749			25,217		
２．のれん		81			－		
３．その他		554			498		
無形固定資産合計		22,385	2.5		25,716	2.9	3,330

	前連結会計年度 平成19年３月31日			当連結会計年度 平成20年３月31日			対前年比
区分	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	増減 (百万円)
(3)投資その他の資産							
1．投資有価証券		108,412			86,566		
2．長期貸付金		3,644			3,571		
3．繰延税金資産		2,744			2,107		
4．その他		10,048			17,555		
5．貸倒引当金		△5,898			△6,070		
投資その他の資産合計		118,950	13.1		103,730	11.9	△15,219
固定資産合計		496,315	54.7		474,254	54.2	△22,061
資産合計		907,977	100.0		874,369	100.0	△33,608
（負債の部）							
Ⅰ　流動負債							
1．支払手形及び買掛金		192,049			195,741		
2．短期借入金		135,965			114,623		
3．コマーシャルペーパー		39,000			32,000		
4．一年内返済予定の長期借入金		27,753			23,618		
5．未払金		10,496			13,312		
6．未払法人税等		6,262			9,276		
7．賞与引当金		4,383			4,526		
8．役員賞与引当金		370			503		
9．製品保証引当金		10,633			10,935		
10．その他		49,793			52,444		
流動負債合計		476,705	52.5		456,983	52.3	△19,722

	前連結会計年度 平成19年３月31日			当連結会計年度 平成20年３月31日			対前年比
区分	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	増減（百万円）
Ⅱ　固定負債							
1．長期借入金		43,842			37,630		
2．繰延税金負債		17,181			4,761		
3．土地再評価に係る繰延税金負債		3,732			3,732		
4．退職給付引当金		36,639			37,090		
5．役員退職慰労引当金		―			2,800		
6．その他		23,912			22,612		
固定負債合計		125,307	13.8		108,627	12.4	△16,680
負債合計		602,013	66.3		565,610	64.7	△36,403
（純資産の部）							
Ⅰ　株主資本							
1．資本金		72,717	8.0		72,717	8.3	―
2．資本剰余金		64,309	7.1		64,327	7.3	17
3．利益剰余金		120,026	13.2		136,393	15.6	16,367
4．自己株式		△325	△0.0		△379	△0.0	△54
株主資本合計		256,728	28.3		273,058	31.2	16,330
Ⅱ　評価・換算差額等							
1．その他有価証券評価差額金		33,388	3.7		21,939	2.5	△11,449
2．土地再評価差額金		1,547	0.2		1,617	0.2	70
3．為替換算調整勘定		△2,222	△0.3		△5,315	△0.6	△3,092
評価・換算差額等合計		32,713	3.6		18,241	2.1	△14,471
Ⅲ　少数株主持分		16,522	1.8		17,458	2.0	935
純資産合計		305,964	33.7		308,758	35.3	2,794
負債純資産合計		907,977	100.0		874,369	100.0	△33,608

（２）連結損益計算書

区分	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）		百分比（％）	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）		百分比（％）	対前年比 増減（百万円）
Ⅰ　売上高		1,287,668	100.0		1,368,633	100.0	80,965
Ⅱ　売上原価		1,105,994	85.9		1,172,976	85.7	66,982
売上総利益		181,674	14.1		195,656	14.3	13,982
Ⅲ　販売費及び一般管理費							
１．販売手数料	8,173			10,235			
２．運賃及び諸掛・保管料	10,105			12,158			
３．製品保証引当金繰入額	10,633			10,935			
４．広告宣伝費	3,292			3,879			
５．給与諸手当	38,679			39,365			
６．賞与引当金繰入額	2,982			2,998			
７．役員賞与引当金繰入額	370			503			
８．退職給付費用	3,169			3,545			
９．役員退職慰労引当金繰入額	―			717			
10．地代家賃・賃借料	5,930			6,312			
11．貸倒引当金繰入額	―			788			
12．その他	61,635	144,972	11.2	58,326	149,767	10.9	4,795
営業利益		36,701	2.9		45,889	3.4	9,187
Ⅳ　営業外収益							
１．受取利息	1,409			1,793			
２．受取配当金	1,822			1,268			
３．為替差益	684			―			
４．賃貸料	659			367			
５．持分法による投資利益	1,219			871			
６．雑収入	1,633	7,430	0.6	1,446	5,747	0.4	△1,682
Ⅴ　営業外費用							
１．支払利息	5,076			5,106			
２．為替差損	―			2,972			
３．雑支出	2,214	7,290	0.6	2,523	10,602	0.8	3,311
経常利益		36,841	2.9		41,035	3.0	4,193

区分	前連結会計年度 自　平成18年４月１日 至　平成19年３月31日 金額（百万円）		百分比（%）	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日 金額（百万円）		百分比（%）	対前年比 増減（百万円）
Ⅵ　特別利益							
１．固定資産売却益	577			1,264			
２．投資有価証券等売却益	310			35			
３．貸倒引当金戻入益	62			—			
４．その他	391	1,342	0.1	147	1,447	0.1	105
Ⅶ　特別損失							
１．固定資産売廃却損	1,793			1,861			
２．過年度役員退職慰労引当金繰入額	—			2,494			
３．その他	1,847	3,640	0.3	1,241	5,596	0.4	1,956
税金等調整前当期純利益		34,542	2.7		36,885	2.7	2,342
法人税、住民税及び事業税	14,119			16,789			
法人税等調整額	△678	13,441	1.0	△3,713	13,076	1.0	△364
少数株主利益		1,042	0.1		1,629	0.1	587
当期純利益		20,059	1.6		22,178	1.6	2,119

（3）連結株主資本等変動計算書

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	72,717	64,307	105,702	△289	242,437
連結会計年度中の変動額					
剰余金の配当(注1)			△5,167		△5,167
役員賞与の支給(注2)			△323		△323
土地再評価差額金の取崩			△18		△18
当期純利益			20,059		20,059
自己株式の取得				△42	△42
自己株式の処分		2		1	3
持分法の適用範囲の変動			△227	5	△221
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	2	14,323	△35	14,290
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△325	256,728

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	37,006	1,529	△3,966	34,568	15,164	292,170
連結会計年度中の変動額						
剰余金の配当(注1)						△5,167
役員賞与の支給(注2)						△323
土地再評価差額金の取崩						△18
当期純利益						20,059
自己株式の取得						△42
自己株式の処分						3
持分法の適用範囲の変動						△221
株主資本以外の項目の連結会計年度中の変動額（純額）	△3,617	18	1,744	△1,855	1,358	△496
連結会計年度中の変動額合計（百万円）	△3,617	18	1,744	△1,855	1,358	13,793
平成19年３月31日　残高（百万円）	33,388	1,547	△2,222	32,713	16,522	305,964

（注1）　平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は2,870百万円であります。

（注2）　平成18年６月の定時株主総会における利益処分項目であります。

当連結会計年度（自　平成19年４月１日　至　平成20年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△325	256,728
連結会計年度中の変動額					
剰余金の配当			△5,740		△5,740
土地再評価差額金の取崩			△70		△70
当期純利益			22,178		22,178
自己株式の取得				△56	△56
自己株式の処分		17		1	19
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	―	17	16,367	△54	16,330
平成20年３月31日　残高（百万円）	72,717	64,327	136,393	△379	273,058

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成19年３月31日　残高（百万円）	33,388	1,547	△2,222	32,713	16,522	305,964
連結会計年度中の変動額						
剰余金の配当						△5,740
土地再評価差額金の取崩						△70
当期純利益						22,178
自己株式の取得						△56
自己株式の処分						19
株主資本以外の項目の連結会計年度中の変動額（純額）	△11,449	70	△3,092	△14,471	935	△13,535
連結会計年度中の変動額合計（百万円）	△11,449	70	△3,092	△14,471	935	2,794
平成20年３月31日　残高（百万円）	21,939	1,617	△5,315	18,241	17,458	308,758

（4）連結キャッシュ・フロー計算書

	前連結会計年度 自　平成18年４月１日 至　平成19年３月31日	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日	対前年比
区分	金額（百万円）	金額（百万円）	増減 （百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
1．税金等調整前当期純利益	34,542	36,885	
2．減価償却費	44,152	51,002	
3．のれん償却額	100	81	
4．貸倒引当金の減少額	△393	△78	
5．製品保証引当金の増加額	2,900	302	
6．退職給付引当金の増加額	364	507	
7．役員退職慰労引当金の増加額	—	2,800	
8．受取利息及び受取配当金	△3,232	△3,062	
9．支払利息	5,076	5,106	
10．為替差益(差損)	300	△191	
11．持分法による投資利益	△1,219	△871	
12．投資有価証券等売却益	△310	△35	
13．固定資産売廃却損	1,793	1,861	
14．固定資産売却益	△577	△1,264	
15．売上債権の減少額	8,771	20,702	
16．たな卸資産の増加(減少)額	8,168	△13,045	
17．仕入債務の増加(減少)額	△5,181	7,059	
18．役員賞与の支払額	△323	—	
19．その他	5,117	△62	
小計	100,050	107,695	7,644
20．利息及び配当金の受取額	3,317	3,124	
21．利息の支払額	△4,386	△5,061	
22．法人税等の支払額	△20,300	△13,253	
営業活動によるキャッシュ・フロー	78,681	92,504	13,823

	前連結会計年度 自　平成18年４月１日 至　平成19年３月31日	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日	対前年比
区分	金額（百万円）	金額（百万円）	増減 （百万円）
Ⅱ　投資活動によるキャッシュ・フロー			
１．定期預金の預入による支出	△610	△246	
２．定期預金の払戻による収入	374	591	
３．有形固定資産の取得による支出	△50,975	△39,299	
４．有形固定資産の売却による収入	3,263	4,745	
５．無形固定資産の取得による支出	△10,024	△10,327	
６．投資有価証券の取得による支出	△701	△321	
７．投資有価証券の売却による収入	724	69	
８．関係会社設立による支出	―	△7,503	
９．長期貸付金の貸付による支出	△149	△164	
10．長期貸付金の回収による収入	1,301	197	
11．その他	△77	△10	
投資活動によるキャッシュ・フロー	△56,873	△52,270	4,603

	前連結会計年度 自　平成18年４月１日 至　平成19年３月31日	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日	対前年比
区分	金額（百万円）	金額（百万円）	増減 （百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
１．短期借入金の純減少額	△29,505	△18,217	
２．コマーシャルペーパーの純減少(増加)額	2,000	△7,000	
３．長期借入れによる収入	9,060	18,584	
４．長期借入金の返済による支出	△6,924	△27,079	
５．少数株主からの払込による収入	－	532	
６．配当金の支払額	△5,167	△5,740	
７．その他	△26	△41	
財務活動によるキャッシュ・フロー	△30,562	△38,963	△8,401
Ⅳ　現金及び現金同等物に係る換算差額	△181	△513	△331
Ⅴ　現金及び現金同等物の増加(減少)額	△8,937	756	9,693
Ⅵ　現金及び現金同等物の期首残高	36,890	27,953	△8,937
Ⅶ　現金及び現金同等物の期末残高	27,953	28,710	756

（5）連結財務諸表作成のための基本となる重要な事項の変更

① 有形固定資産の減価償却の方法

（会計方針の変更）

当社および国内連結子会社は、法人税法の改正に伴い、当連結会計年度より、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しております。

これにより、営業利益、経常利益および税金等調整前当期純利益はそれぞれ999百万円減少しております。

（追加情報）

当社および国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上しております。

これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ1,933百万円減少しております。

② 役員退職慰労引当金

（会計方針の変更）

当社および国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理しておりましたが、企業会計基準第４号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当連結会計年度より、内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更いたしました。

これにより、営業利益、経常利益は717百万円、税金等調整前当期純利益は3,212百万円それぞれ減少しております。

なお、上記①②以外は、最近の有価証券報告書（平成19年６月26日提出）における記載から重要な変更がないため開示を省略しております。

（6）連結財務諸表に関する注記事項

（セグメント情報）

海外売上高

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ　海外売上高（百万円）	162,269	72,084	32,475	17,208	34,286	318,324
Ⅱ　連結売上高（百万円）	―	―	―	―	―	1,287,668
Ⅲ　連結売上高に占める海外売上高の割合（%）	12.6	5.6	2.5	1.3	2.7	24.7

（注）１．国又は地域の区分方法
　　　　地理的近接度による。
　　　２．各区分に属する主な国又は地域
　　　　アジア：タイ、パキスタン、インドネシア、中国　他
　　　　北米：アメリカ、カナダ
　　　　大洋州：オーストラリア、ニュージーランド　他
　　　　中南米：エクアドル、コロンビア　他
　　　　その他の地域：中東　他

当連結会計年度（自　平成19年４月１日　至　平成20年３月31日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ　海外売上高（百万円）	229,624	82,770	44,008	29,851	57,745	443,999
Ⅱ　連結売上高（百万円）	―	―	―	―	―	1,368,633
Ⅲ　連結売上高に占める海外売上高の割合（%）	16.8	6.0	3.2	2.2	4.2	32.4

（注）１．国又は地域の区分方法
　　　　地理的近接度による。
　　　２．各区分に属する主な国又は地域
　　　　アジア：タイ、インドネシア、パキスタン、中国　他
　　　　北米：アメリカ、カナダ
　　　　大洋州：オーストラリア、ニュージーランド　他
　　　　中南米：エクアドル、グァテマラ　他
　　　　その他の地域：中東　他

（１株当たり情報）

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり純資産額　504円36銭 １株当たり当期純利益金額　34円95銭 なお、潜在株式調整後１株当たり当期純利益金額については、新株予約権付社債等潜在株式がないため記載しておりません。	１株当たり純資産額　507円63銭 １株当たり当期純利益金額　38円65銭 同左

（注）１株当たり当期純利益金額の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
当期純利益（百万円）	20,059	22,178
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	20,059	22,178
期中平均株式数（千株）	573,895	573,877

（重要な後発事象）

該当事項はありません。

（開示の省略）

リース取引、関連当事者との取引、税効果会計、有価証券、デリバティブ取引、退職給付に関する事項については、決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

６．売上の状況（個別）

（１）売上実績（個別）

区分		前事業年度（自　平成18年４月１日　至　平成19年３月31日）		当事業年度（自　平成19年４月１日　至　平成20年３月31日）		対前年比	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
国内	大型トラック	15,498	145,485	14,970	142,190	△528	△3,294
	中型トラック	14,589	67,098	13,007	59,299	△1,582	△7,798
	大中型トラック計	30,087	212,583	27,977	201,490	△2,110	△11,092
	小型トラック	16,502	44,866	15,098	42,926	△1,404	△1,940
	バス	3,224	51,819	3,239	49,751	15	△2,067
	その他	−	9	−	−	−	△9
	計	49,813	309,278	46,314	294,168	△3,499	△15,110
輸出計		50,534	153,917	64,268	217,948	13,734	64,030
トラック・バス計		100,347	463,196	110,582	512,116	10,235	48,920
	ハイラックス	61,357	114,394	79,423	153,247	18,066	38,852
	プラド	−	−	93	165	93	165
	ＦＪクルーザー	84,773	153,706	69,730	129,627	△15,043	△24,079
	ダイナ系	56,585	80,615	51,218	72,065	△5,367	△8,550
	高機動車	351	2,033	465	2,641	114	607
	海外生産用部品ほか	−	5,043	−	6,134	−	1,091
受託車計		203,066	355,793	200,929	363,882	△2,137	8,088
	国内	20,524	17,195	17,658	15,620	△2,866	△1,574
	輸出	4,351	4,370	10,468	8,347	6,117	3,977
エンジン計		24,875	21,565	28,126	23,968	3,251	2,402
	国内	−	55,805	−	52,697	−	△3,108
	輸出	−	9,949	−	11,782	−	1,833
補給部品計		−	65,755	−	64,480	−	△1,274
その他		−	70,372	−	69,708	−	△664
総売上高		−	976,683	−	1,034,155	−	57,471
（うち輸出売上高）		−	(196,090)	−	(268,501)	−	(72,411)

（注）百万円未満は切り捨てて表示しております。

７．個別財務諸表

(1) 貸借対照表

区分	前事業年度 平成19年３月31日 金額（百万円）		構成比(%)	当事業年度 平成20年３月31日 金額（百万円）		構成比(%)	対前年比 増減（百万円）
（資産の部）							
Ⅰ　流動資産							
１．現金及び預金		5,371			2,825		
２．受取手形		2,433			2,004		
３．売掛金		180,537			172,994		
４．製品		17,515			19,377		
５．原材料		219			220		
６．仕掛品		15,761			16,897		
７．貯蔵品		2,858			2,876		
８．前払費用		367			236		
９．繰延税金資産		9,318			10,211		
10．未収入金		5,482			7,888		
11．短期貸付金		20,370			35,958		
12．その他		950			657		
13．貸倒引当金		△292			△273		
流動資産合計		260,892	43.3		271,874	45.7	10,982
Ⅱ　固定資産							
(1) 有形固定資産							
１．建物		46,062			45,132		
２．構築物		8,942			8,646		
３．機械装置		54,973			60,406		
４．車両運搬具		3,035			2,705		
５．工具器具備品		11,436			9,119		
６．リース資産		0			－		
７．土地		28,238			28,198		
８．建設仮勘定		7,882			7,792		
有形固定資産合計		160,572	26.6		162,001	27.3	1,428

	前事業年度 平成19年３月31日			当事業年度 平成20年３月31日			対前年比
区分	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	増減 (百万円)
(2)無形固定資産							
1．ソフトウェア		20,899			24,541		
2．施設利用権		1			1		
3．その他		60			60		
無形固定資産合計		20,961	3.5		24,603	4.1	3,642
(3)投資その他の資産							
1．投資有価証券		68,602			50,100		
2．関係会社株式		70,161			57,928		
3．出資金		2			2		
4．関係会社出資金		2,110			10,337		
5．長期貸付金		2			2		
6．従業員長期貸付金		23			12		
7．関係会社長期貸付金		18,236			16,731		
8．長期滞留債権		5,727			5,727		
9．長期前払費用		670			580		
10．その他		1,020			979		
11．貸倒引当金		△6,548			△6,563		
投資その他の資産合計		160,008	26.6		135,837	22.9	△24,171
固定資産合計		341,542	56.7		322,442	54.3	△19,099
資産合計		602,435	100.0		594,317	100.0	△8,117
(負債の部)							
Ⅰ　流動負債							
1．支払手形		283			323		
2．買掛金		122,232			128,108		
3．短期借入金		1,000			15,500		
4．コマーシャルペーパー		39,000			32,000		
5．一年内返済予定の長期借入金		2			1		
6．一年内返済予定の関係会社長期借入金		23,000			20,000		
7．未払金		6,193			10,115		
8．未払費用		26,238			25,571		
9．未払法人税等		2,998			5,880		

	前事業年度 平成19年３月31日		当事業年度 平成20年３月31日		対前年比
区分	金額（百万円）	構成比 （％）	金額（百万円）	構成比 （％）	増減 （百万円）
10．前受金	128		125		
11．預り金	1,222		4,020		
12．役員賞与引当金	160		207		
13．製品保証引当金	10,633		10,935		
14．設備関係支払手形	2		89		
15．その他	18		19		
流動負債合計	233,113	38.7	252,897	42.6	19,783
Ⅱ　固定負債					
１．長期借入金	13		8		
２．関係会社長期借入金	38,766		31,727		
３．繰延税金負債	14,115		2,476		
４．退職給付引当金	18,657		19,370		
５．役員退職慰労引当金	—		790		
固定負債合計	71,552	11.9	54,373	9.1	△17,179
負債合計	304,666	50.6	307,270	51.7	2,604

	前事業年度 平成19年３月31日			当事業年度 平成20年３月31日			対前年比
区分	金額（百万円）		構成比 （%）	金額（百万円）		構成比 （%）	増減 （百万円）
（純資産の部）							
Ⅰ　株主資本							
１．資本金		72,717	12.0		72,717	12.2	―
２．資本剰余金							
(1)資本準備金	64,307			64,307			
資本剰余金合計		64,307	10.7		64,307	10.8	―
３．利益剰余金							
(1)利益準備金	7,103			7,103			
(2)その他利益剰余金							
固定資産圧縮積立金	3,972			3,872			
別途積立金	100,890			111,890			
繰越利益剰余金	20,778			8,606			
利益剰余金合計		132,744	22.0		131,471	22.1	△1,272
４．自己株式		△272	△0.0		△328	△0.0	△56
株主資本合計		269,496	44.7		268,167	45.1	△1,329
Ⅱ　評価・換算差額等							
その他有価証券評価差額金		28,271			18,879		△9,392
評価・換算差額等合計		28,271	4.7		18,879	3.2	△9,392
純資産合計		297,768	49.4		287,046	48.3	△10,721
負債純資産合計		602,435	100.0		594,317	100.0	△8,117

（２）損益計算書

区分	前事業年度 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）		百分比（%）	当事業年度 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）		百分比（%）	対前年比 増減（百万円）
Ⅰ　売上高		976,683	100.0		1,034,155	100.0	57,471
Ⅱ　売上原価							
１．製品期首たな卸高	17,327			17,515			
２．当期製品製造原価	860,993			913,972			
計	878,321			931,487			
３．製品期末たな卸高	17,515	860,805	88.1	19,377	912,110	88.2	51,304
売上総利益		115,878	11.9		122,045	11.8	6,167
Ⅲ　販売費及び一般管理費		89,967	9.2		92,777	9.0	2,810
営業利益		25,910	2.7		29,267	2.8	3,357
Ⅳ　営業外収益							
１．受取利息	1,331			2,097			
２．受取配当金	2,574			2,315			
３．賃貸料	846			871			
４．為替差益	396			—			
５．雑収入	392	5,540	0.5	316	5,601	0.6	60
Ⅴ　営業外費用							
１．支払利息	848			935			
２．減価償却費	572			607			
３．貸倒引当金繰入	470			—			
４．為替差損	—			3,400			
５．寄付金	72			411			
６．雑支出	829	2,793	0.3	754	6,109	0.6	3,316
経常利益		28,658	2.9		28,759	2.8	100

	前事業年度 自　平成18年４月１日 至　平成19年３月31日			当事業年度 自　平成19年４月１日 至　平成20年３月31日			対前年比
区分	金額（百万円）		百分比 (%)	金額（百万円）		百分比 (%)	増減 (百万円)
Ⅵ　特別利益							
1．固定資産売却益	52			70			
2．投資有価証券等売却益	467			13			
3．その他	4	523	0.1	3	87	0.0	△436
Ⅶ　特別損失							
1．固定資産売廃却損	1,247			1,294			
2．固定資産減損損失	1,845			1			
3．投資有価証券等評価損	16			6			
4．関係会社株式評価損	305			14,932			
5．過年度役員退職慰労引当金繰入額	—			572			
6．その他	324	3,739	0.4	0	16,806	1.6	13,067
税引前当期純利益		25,442	2.6		12,039	1.2	△13,403
法人税、住民税及び事業税	9,437			10,741			
法人税等調整額	△495	8,941	0.9	△3,169	7,571	0.8	△1,369
当期純利益		16,501	1.7		4,467	0.4	△12,033

（３）株主資本等変動計算書

前事業年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	72,717	64,307	7,103	4,198	84,890	25,396	121,588	△234	258,378
事業年度中の変動額									
剰余金の配当(注1)						△5,167	△5,167		△5,167
役員賞与の支給(注2)						△178	△178		△178
固定資産圧縮積立金の取崩(注1)				△225		225	−		−
別途積立金の積立(注2)					16,000	△16,000	−		−
当期純利益						16,501	16,501		16,501
自己株式の取得								△38	△38
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	−	−	−	△225	16,000	△4,617	11,156	△38	11,117
平成19年３月31日　残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	31,804	31,804	290,183
事業年度中の変動額			
剰余金の配当(注1)			△5,167
役員賞与の支給(注2)			△178
固定資産圧縮積立金の取崩(注1)			−
別途積立金の積立(注2)			−
当期純利益			16,501
自己株式の取得			△38
株主資本以外の項目の事業年度中の変動額（純額）	△3,532	△3,532	△3,532
事業年度中の変動額合計（百万円）	△3,532	△3,532	7,585
平成19年３月31日　残高（百万円）	28,271	28,271	297,768

（注1）平成18年6月の定時株主総会における利益処分の金額を含んでおり、その金額は剰余金の配当 2,870百万円、固定資産圧縮積立金の取崩額 117百万円であります。

（注2）平成18年6月の定時株主総会における利益処分項目であります。

当事業年度（自　平成19年４月１日　至　平成20年３月31日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成19年３月31日　残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496
事業年度中の変動額									
剰余金の配当						△5,740	△5,740		△5,740
固定資産圧縮積立金の取崩				△100		100	－		－
別途積立金の積立					11,000	△11,000	－		－
当期純利益						4,467	4,467		4,467
自己株式の取得								△56	△56
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	－	－	－	△100	11,000	△12,172	△1,272	△56	△1,329
平成20年３月31日　残高（百万円）	72,717	64,307	7,103	3,872	111,890	8,606	131,471	△328	268,167

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成19年３月31日　残高（百万円）	28,271	28,271	297,768
事業年度中の変動額			
剰余金の配当			△5,740
固定資産圧縮積立金の取崩			－
別途積立金の積立			－
当期純利益			4,467
自己株式の取得			△56
株主資本以外の項目の事業年度中の変動額（純額）	△9,392	△9,392	△9,392
事業年度中の変動額合計（百万円）	△9,392	△9,392	△10,721
平成20年３月31日　残高（百万円）	18,879	18,879	287,046

８．取締役等の異動

新任取締役候補

専務取締役　兼　執行役員	和具　健治	〔現常務執行役員〕
専務取締役　兼　執行役員	山本　章正	〔現常務執行役員〕

新任監査役候補

常勤監査役	渡　春樹	〔現参与人事部長〕

退任予定取締役	蛇川　忠暉	〔現代表取締役会長〕
	杉崎　慎一郎	〔現　取締役副社長　兼　執行役員〕
	萩原　文二	〔現　取締役副社長　兼　執行役員〕

退任予定監査役

	瀬沼　昭	〔現常勤監査役〕

役付取締役の変更予定

代表取締役会長	近藤　詔治	〔現　代表取締役社長　兼　執行役員〕
代表取締役社長 兼 執行役員	白井　芳夫	〔現　取締役副社長　兼　執行役員〕
取締役副社長 兼 執行役員	市川　正和	〔現　専務取締役　兼　執行役員〕

以　上

2008年4月24日
日野自動車株式会社
総合企画部広報渉外室

2008年3月期決算参考資料（連結）

	前期実績（07年3月期）	対前年実績	当期実績（08年3月期）	対前年実績	次期予想（09年3月期）	対前年実績
売上台数	（千台）		（千台）		（千台）	
国内	51.4	△8.7%	45.8	△10.9%	44.9	△2.0%
海外	50.9	10.9%	65.9	29.4%	78.5	19.2%
受託車	203.1	7.6%	200.9	△1.1%	217.6	8.3%
	（億円）		（億円）		（億円）	
売上高	12,876	7.6%	13,686	6.3%	14,200	3.8%
国内	5,794	△3.2%	5,305	△8.4%	5,380	1.4%
海外	2,336	17.7%	3,155	35.0%	3,520	11.6%
トヨタ	4,746	18.8%	5,226	10.1%	5,300	1.4%
	（億円）		（億円）		（億円）	
営業利益	367	△9.4%	459	25.0%	460	0.2%
（利益率）	*(2.9%)*		*(3.4%)*		*(3.2%)*	
	（億円）		（億円）		（億円）	
経常利益	368	△12.6%	410	11.4%	420	2.4%
（利益率）	*(2.9%)*		*(3.0%)*		*(3.0%)*	
	（億円）		（億円）		（億円）	
当期純利益	200	△30.1%	222	10.6%	220	△0.8%
（利益率）	*(1.6%)*		*(1.6%)*		*(1.5%)*	
		（億円）		（億円）		（億円）
増減要因（営業利益ベース）	《増益要因》		《増益要因》		《増益要因》	
	原価改善	190	販売面の努力	82	販売面の努力	240
			原価改善	190	原価改善	190
	《減益要因》					
	環境面の変化	7	《減益要因》		《減益要因》	
	事業構造の変化	12	環境面の悪化	36	環境面の変化	300
	コスト構造の変化	85	原価変動他	144	原価変動他	129
	販売面の悪化	124				
	計	△38	計	92	計	1
業績評価	増収・減益		増収・増益		増収・増益	
	（億円）		（億円）		（億円）	
設備投資	483		437		680	
日野自動車	249		296		430	
仕入先	57		43		105	
海外	136		72		80	
販売会社	41		26		65	
	（億円）		（億円）		（億円）	
減価償却費	383		442		500	
日野自動車	243		267		320	
仕入先	47		52		55	
海外	61		90		95	
販売会社	32		33		30	
	（億円）		（億円）		（億円）	
研究開発費	344		395		400	
為替レート	117円/US$		114円/US$		100円/US$	

2008年4月24日
日野自動車株式会社
総合企画部広報渉外室

2008年3月期決算参考資料(単独)

	前期実績 (07年3月期)	対前年実績	当期実績 (08年3月期)	対前年実績	次期予想 (09年3月期)	対前年実績
	(千台)		(千台)		(千台)	
大中トラ総需要	**105.4**	**△0.1%**	**85.1**	**△19.3%**	**80.0**	**△6.0%**
大型	57.5	3.3%	49.1	△14.7%	48.0	△2.3%
中型	47.9	△3.9%	36.0	△24.8%	32.0	△11.1%
小トラ総需要	**120.8**	**3.2%**	**89.8**	**△25.7%**	**90.0**	**0.2%**
	(千台)		(千台)		(千台)	
大中トラ登録台数	**32.8**	**△5.3%**	**27.6**	**△15.9%**	**26.4**	**△4.3%**
(大中トラシェア)	*(31.1%)*	*(△1.7P)*	*(32.4%)*	*(1.3P)*	*(33.0%)*	*(0.6P)*
大型	17.6	△4.2%	14.8	△15.5%	15.1	1.8%
(大トラシェア)	*(30.5%)*	*(△2.4P)*	*(30.2%)*	*(△0.3P)*	*(31.5%)*	*(1.3P)*
中型	15.2	△6.6%	12.8	△16.4%	11.3	△11.4%
(中トラシェア)	*(31.8%)*	*(△0.9P)*	*(35.4%)*	*(3.6P)*	*(35.4%)*	*(0.0P)*
小トラ登録台数	**16.7**	**△6.1%**	**14.9**	**△10.3%**	**15.3**	**2.4%**
(小トラシェア)	*(13.8%)*	*(△1.4P)*	*(16.6%)*	*(2.8P)*	*(17.0%)*	*(0.4P)*
	(千台)		(千台)		(千台)	
国内生産台数						
トラック・バス	99.5	△0.5%	110.3	10.8%	120.9	9.7%
受託車	203.1	7.6%	200.9	△1.1%	217.6	8.3%
	(千台)		(千台)		(千台)	
出荷台数						
国内	49.8	△14.0%	46.3	△7.0%	45.2	△2.4%
輸出	50.5	18.1%	64.3	27.2%	76.7	19.3%
受託車	203.1	7.6%	200.9	△1.1%	217.6	8.3%
	(億円)		(億円)		(億円)	
売上高	**9,766**	**6.2%**	**10,342**	**5.9%**	**10,800**	**4.4%**
国内	3,906	△8.8%	3,716	△4.9%	3,740	0.7%
輸出	1,961	18.5%	2,685	36.9%	2,940	9.5%
トヨタ	3,899	19.6%	3,941	1.1%	4,120	4.5%
	(億円)		(億円)		(億円)	
営業利益	**259**	**△25.8%**	**293**	**13.0%**	**260**	**△11.2%**
(利益率)	*(2.7%)*		*(2.8%)*		*(2.4%)*	
	(億円)		(億円)		(億円)	
経常利益	**286**	**△25.6%**	**288**	**0.4%**	**298**	**3.6%**
(利益率)	*(2.9%)*		*(2.8%)*		*(2.8%)*	
	(億円)		(億円)		(億円)	
当期純利益	**165**	**△24.2%**	**45**	**△72.9%**	**180**	**4.0倍**
(利益率)	*(1.7%)*		*(0.4%)*		*(1.7%)*	
業績評価	**増収・減益**		**増収・増益**		**増収・減益**	
設備投資	**249** 億円		**296** 億円		**430** 億円	
減価償却費	**243** 億円		**267** 億円		**320** 億円	
研究開発費	**340** 億円		**391** 億円		**396** 億円	

April 24, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement of appointment of representative director and senior management

We are pleased to announce that at the Board of Directors Meeting held on April 24, 2008, an informal decision was reached regarding the appointment of the representative director and senior management as per the attachment:

(Summary)

1 . Those who decide under the new system informally (Assumption schedule June 25, 2008)

Job Title	Name	The contents of transfer
Representative Director and Chairman of the Board	Shoji Kondo	Promotion(Now Representative Director and President)
Representative Director, President, and Executive Officer	Yoshio Shirai	Promotion(Now Director, Executive Vice President, and Executive Officer)
Director, Executive Vice President, and Executive Officer	Takahiko Yamamoto	
Director, Executive Vice President, and Executive Officer	Masakazu Ichikawa	Promotion(Now Senior Managing Director and Executive Officer)
Senior Managing Director and Executive Officer	Toshiki Inoue	
Senior Managing Director and Executive Officer	Tsunehiko Fujii	
Senior Managing Director and Executive Officer	Manabu Kasai	
Senior Managing Director and Executive Officer	Seiei Okazaki	
Senior Managing Director and Executive Officer	Shinji Fujimoto	
Senior Managing Director and Executive Officer	Kenji Wagu	New(Now Senior Executive Officer)
Senior Managing Director and Executive Officer	Akimasa Yamamoto	New(Now Senior Executive Officer)
Regular Corporate Auditor	Akihiko Ogino	
Regular Corporate Auditor	Haruki Watari	New(Now Senior General Manager)
Corporate Auditor	Akio Tsujii *	
Corporate Auditor	Yoshio Ishizaka*	
Corporate Auditor	Kosuke Ikebuchi*	

Three Corporate Auditors marked with asterisk (*) are outside corporate auditors.

2. Retiring Director and Auditor (Retirement schedule June 25, 2008)

Name	The contents of the transfer

Tadaaki Jagawa	Retirement from Representative Director and Chairman of the Board (Adviser assumption schedule)
Shinichiro Sugisaki	Retirement from Director, Executive Vice President, and Executive Officer (Adviser assumption schedule)
Bunji Hagiwara	Retirement from Director, Executive Vice President, and Executive Officer (Executive Technical Adviser assumption schedule)
Akira Senuma	Retirement from Regular Corporate Auditor (Adviser assumption schedule)

平成２０年４月２４日

各　　位

会社名　　　日野自動車株式会社
代表者名　　取締役社長　近藤詔治
（コード番号　7205　東証一部、名証一部）
問合せ先：総合企画部広報渉外室長　坂木敏久
（ＴＥＬ：03-5419-9320）

代表取締役の異動、ならびに役員の異動に関するお知らせ

当社は、平成２０年４月２４日開催の取締役会において、代表取締役の異動、ならびに役員の異動について別紙の通り内定致しましたのでお知らせいたします。

１．新体制内定者

（平成２０年６月２５日就任予定）

職位	氏名	異動内容
代表取締役会長	近藤　詔治	昇任（現　代表取締役社長兼執行役員）
代表取締役社長兼　執行役員	白井　芳夫	昇任（現　取締役副社長兼執行役員）
取締役副社長兼　執行役員	山本　隆彦	
同	市川正和	昇任（現　専務取締役兼執行役員）
専務取締役兼　執行役員	井上俊紀	
同	藤井恒彦	
同	笠井　学	
同	岡崎清英	
同	藤本愼治	
同	和具健治	新任（現　常務執行役員）
同	山本章正	新任（現　常務執行役員）
常勤監査役	荻野明彦	
同	渡　春樹	新任（現　参与）
監査役	※辻井昭雄	
同	※石坂芳男	
同	※池渕浩介	

※印は会社法第２条第16号に定める社外監査役

職位	氏名	異動内容
常務執行役員	上田英樹	
同	前田義秀	
同	清水良一	
同	尾島孝一	
同	遠藤　真	昇任（現　執行役員）
同	三田　進	昇任（現　執行役員）
同	下成　誠	昇任（現　執行役員）
執行役員	川﨑卓夫	
同	渡辺和彦	
同	田中一春	
同	鈴村弘之	

職位	氏名	異動内容
執行役員	伊藤二巳夫	
同	末松敏男	
同	川井博人	
同	吉川昭彦	
同	柿沢秀幸	新任（現　製品開発部ＣＥ）
技監	鈴木孝幸	
同	萩原文二	新任（現　取締役副社長兼執行役員）

２．退任予定取締役、監査役および執行役員　　（平成２０年６月２５日退任予定）

氏名	異動内容
蛇川忠暉	代表取締役会長から退任（相談役就任予定）
杉﨑　慎一郎	取締役副社長兼執行役員から退任（顧問就任予定）
萩原文二	取締役副社長兼執行役員から退任（技監就任予定）
瀬沼　昭	常勤監査役から退任（顧問就任予定）
中野武彦	常務執行役員から退任（㈱ソーシン専務取締役就任予定）
来栖俊郎	常務執行役員から退任 （日野自動車（中国）有限会社に出向予定）
浜野公勇	執行役員から退任 （日野自動車（中国）有限会社に出向予定）
飛田英明	技監から退任

以上

参考資料

新代表取締役社長候補略歴

新役職名	代表取締役社長兼執行役員	
氏　　名	白井　芳夫（しらい　よしお）	
出 身 地	北海道旭川市	
生年月日	昭和２３年５月１日	
最終学歴	昭和４８年３月	北海道大学大学院工学研究科修士課程 機械工学専攻修了
職　　歴	昭和４８年４月	トヨタ自動車工業株式会社入社 （現トヨタ自動車株式会社）
	平成　９年１月	同社　第２ボデー設計部部長
	平成１３年６月	同社　取締役 同社　第２開発センター長
	平成１４年６月	同社　士別車両実験部部長
	平成１５年６月	同社　常務役員 同社　第１トヨタセンターセンター長
	平成１７年６月	同社　専務取締役 同社　技術管理本部本部長 同社　商品開発本部本部長
	平成１９年６月	日野自動車株式会社取締役副社長兼執行役員 トヨタ自動車株式会社顧問
	平成２０年６月	日野自動車株式会社　代表取締役社長 兼執行役員に就任予定

以上

CORPORATE GOVERNANCE

(Summary)

Latest Update: April 25, 2008
Hino Motors, Ltd.
Shoji Kondo, President
Inquiries: Corporate Communications Dept.,
Corporate Planning Div.
03-5419-9320
Code: 7205
http://www.hino.co.jp/

The following is the status of the Company's corporate governance:

I. Basic policy on corporate governance, capital structure, company attributes and other basic information

(P. 1)

1. Basic Policy

The Company, as a corporation engaged in the manufacture and sales of trucks and buses that support logistics and transportation, is fully aware of its social responsibility and public mission and has thus been endeavoring to maintain soundness and transparency in its management.

By living up to the expectations of its stakeholders, including its customers, shareholders, business partners and employees, in a timely manner, the Company is making every effort to maintain and enhance the faith and trust placed on it by society. To this end, it has established the Hino Code of Conduct, which articulates the guidelines for the conduct of senior management and the employees, and has been implementing this Code through such actions as the periodic convening of the Compliance and Risk Management Committee attended by the Members of the Board and the Corporate Auditors.

In the actual execution of operations, the Company integrates a system for detecting problems and making improvements in its business operation process, including those of its subsidiaries and continues to strive to foster human resources capable of putting these principles into practice.

(P. 2)

4. Other special circumstances that may have a material impact on corporate governance

Although Toyota Motor Corporation holds 50.4% of the Company's voting rights and there are a number of items that must be approved in the Company's business activities, the two companies have maintained smooth communications and the relationship has not, in any way, hampered the Company's decision-making process.

The Company is engaged in a brand-oriented business (Hino Brand) and its sales account for 63% of total sales. The Hino Brand business consists of product planning, R&D, procurement, the manufacture and sale of the Company's proprietary product and maintains its independence from the corporate group of the parent company.

(P. 3)

II. Overview of the corporate governance system in terms of the management organization for management decision-making, execution of duties and oversight

1. Organization structures and organizational operations

Organizational form Company with a Board of Corporate Auditors

[Directors]

Chairman of the Board of Directors Chairman (excluding cases where Chairman is concurrently serving as President)

Number of Directors 12 persons

Election of Outside Directors Not elected

[Auditors]

Establishment or non-establishment of a Board of Corporate Auditors Established

Number of Corporate Auditors 5 persons

Cooperative relationships between Corporate Auditors and Accounting Auditors

Corporate Auditors oversee whether Accounting Auditors maintain their independence and conduct appropriate audits, while at the same time receiving reports from them concerning the execution of their duties and engaging in exchanges of opinions with them.

Cooperative relationship between Corporate Auditors and Internal Audit Division

Corporate Auditors receive reports from and exchange opinions with the Internal Audit Division concerning audit plans and results, mainly concerning the status of internal controls.

Election of Outside Corporate Auditors Elected

Number of Outside Corporate Auditors 3 persons

(P. 4)

		a	b	c	d	e	f	g	h	i
Akio Tsujii	Comes from another company					○				
Yoshio Ishizaka	Comes from another company	○						○		
Kosuke Ikebuchi	Comes from another company	○						○		

*1 Select the relevant "Relationship with the Company"
a. Comes from the parent company
b. Comes from another affiliated company
c. Major shareholder of the company
d. Concurrently holds office as an outside director or outside corporate auditor of another company
e. Holds office as a managing director or executive officer, etc. of another company
f. Spouse, relatives within third degree of consanguinity or an equivalent person at managerial level such as managing director or executive officer, etc. of the company or its specific affiliates
g. Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h. A Limitation of Liability Agreement is executed between said person and the company
i. Other

Relationship with the Company (2)

Name	Supplementary Information	Reason for election as Outside Corporate Auditors
Akio Tsujii	Chairman of another company	In order to ensure fairness of business management
Yoshio Ishizaka	Adviser to the parent company	In order to ensure fairness of business management
Kosuke Ikebuchi	Adviser/Executive Advisory Engineer to the parent company	In order to ensure fairness of business management

Matters relating to other major activities of Outside Corporate Auditors

[Incentives]
Implementation of measures on incentive allotment to Directors   Not implemented

Supplementary Information
Although a performance-based remuneration system has not been adopted by the Company, the performances of the Company and the individual are taken into account in determining remunerations and personnel affairs.

[Directors' Remuneration]
Means of disclosure   Securities Report, Business Report
Disclosure status   The sum of all Directors' remuneration is disclosed.

(P. 7)
IV. Basic approach to the internal control system and its development

(Basic approach)
The Company, together with its subsidiaries, has fostered a sound corporate climate based on the Hino Code of Conduct.
In the actual execution of operations, the Company integrates a system to detect problems and improve its business operation process, including those of its subsidiaries and continues to strive to foster human resources capable of putting these principles into practice.

(Development status)
Based on the above understanding, the Board of Directors decides and implements basic policy to develop a system that ensures the appropriateness of business operations.

(1) Compliance system
・The Compliance and Risk Management Committee and other committees deliberate material issues concerning corporate ethics, compliance and risk management and the responses thereto, pursuant to the Hino Code of Conduct.
・In terms of compliance related issues and questions, the Company endeavors to enable early-stage monitoring and the resolution of compliance and corporate ethics-related information through the Hino Compliance Consultation Service.

(2) Risk management system
・ Each division in charge manages various risks relating to safety, quality, the environment and compliance by establishing rules and delivering manuals, as necessary.

(3) Information management system
・ Information is appropriately retained and managed by each division in charge; pursuant to relevant rules and laws and regulations.

(P. 8)
(Others)
(1) Guidelines toward the elimination of antisocial forces
The Company stipulates the following in its Hino Code of Conduct and is encouraging its employees and directors to follow these principles in their daily corporate activities:

[Respond resolutely to antisocial forces] (Direct quotation from the Hino Code of Conduct)
We, as an organization, shall respond resolutely to organized violence and criminal activities conducted by antisocial forces and organizations.
In the event that we are accosted with undue claims, we will immediately consult with the division in charge and endeavor to swiftly resolve the problem by cooperating with the related authorities.

最終更新日: 2008 年 4 月 25 日

日野自動車株式会社

代表取締役社長　近藤 詔治
問合せ先: 総合企画部広報渉外室 03-5419-9320
証券コード:7205
http://www.hino.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

1. 基本的な考え方 更新

当社は、物流や交通を担うトラック・バスの製造・販売を行う企業として、その社会的責任と公共的使命を認識して、健全経営の維持や経営の透明性の確保などを行っている。

お客様・株主・取引先・従業員その他のステークホルダーからの期待に速やかに応えることにより、社会からの当社に対する信用・信頼の維持・向上を図るべく、経営陣および従業員の行動指針を明確に示した「日野行動指針」を制定し、取締役・常勤監査役が委員として参加する「コンプライアンス・リスク管理委員会」を定期的に開催するなどして本綱領を実践している。

実際の業務執行の場においては、子会社を含めた業務執行プロセスの中に問題発見と改善の仕組みを組み込むとともに、それを実践する人材の育成に不断の努力を払っている。

2. 資本構成

外国人株式所有比率	10%以上 20%未満

【 大株主の状況 】

氏名または名称	所有株式数(株)	割合 (%)
トヨタ自動車株式会社	287,897,126	50.10
日本マスタートラスト信託銀行株式会社 (信託口)	21,533,000	3.74
日本トラスティ・サービス信託銀行株式会社 (信託口)	13,599,000	2.36
日本トラスティ・サービス信託銀行株式会社 (中央三井信託銀行退職給付信託口)	10,031,000	1.74
デポジタリーノミニーズインコーポレーション	9,344,810	1.62
メロンバンクエヌエーアズエージェントフォーイッツクライアントメロンオムニバスユーエスペンション	6,109,780	1.06
東京海上日動火災保険株式会社	6,104,960	1.06
株式会社竹中工務店	5,562,500	0.96
ドイチェバンクトラストカンパニーアメリカズ	5,263,860	0.91

氏名または名称	所有株式数(株)	割合 (%)
メロンバンクトリーティークライアンツオムニバス	5,052,834	0.87

3. 企業属性

上場取引所及び市場区分	東京　第一部、名古屋　第一部
決算期	3月
業種	輸送用機器
(連結) 従業員数	１０００人以上
(連結) 売上高	1兆円以上
親会社	トヨタ自動車株式会社(上場:東京　大阪　名古屋　福岡　札幌　海外)
連結子会社数	５０社以上１００社未満

4. その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

トヨタ自動車(株)は当社議決権の50.4%を所有しており、事業活動を行う上での承認事項などがあるが、円滑な意思疎通を図っており、当社が意思決定を行う上での制約となるものではない。

当社は、ブランドビジネス(日野ブランド)を有しており、売上比率は 63%を占めている。日野ブランドビジネスは、当社独自の商品企画、研究開発、調達、製造、販売活動を行っており、親会社の企業グループから独立性が確保されていると考えている。

Ⅱ 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【 取締役関係 】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数	12名
社外取締役の選任状況	選任していない

現状の体制を採用している理由

常勤監査役2名に加え、社外監査役3名を選任することにより、経営の適正性・適法性を監視する充分な体制が整っていると判断するため。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数	5名

監査役と会計監査人の連携状況

監査役は、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監査すると共に、会計監査人からその職務の執行状況について報告を受け、意見交換を行っている。

監査役と内部監査部門の連携状況

内部統制の状況を中心として、定期的および随時に、監査計画および結果に関する報告・意見交換を行っている。

社外監査役の選任状況	選任している
社外監査役の人数	3名

会社との関係(1)

氏名	属性	会社との関係 (※1)

氏名	属性	a	b	c	d	e	f	g	h	i
辻井　昭雄	他の会社の出身者					○				
石坂　芳男	他の会社の出身者	○						○		
池渕　浩介	他の会社の出身者	○						○		

※1　会社との関係についての選択項目
a　親会社出身である
b　その他の関係会社出身である
c　当該会社の大株主である
d　他の会社の社外取締役又は社外監査役を兼任している
e　他の会社の業務執行取締役、執行役等である
f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h　本人と当該会社との間で責任限定契約を締結している
i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
辻井　昭雄	その他の会社の取締役会長	会社経営の公正性を確保するため
石坂　芳男	親会社の相談役	会社経営の公正性を確保するため
池渕　浩介	親会社の相談役・技監	会社経営の公正性を確保するため

その他社外監査役の主な活動に関する事項

―――

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況	実施していない

該当項目に関する補足説明

業績連動型報酬制度などは導入していないが、会社の業績や本人の成績を報酬や人事において勘案しているため。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書（事業報告）
開示状況	全取締役の総額を開示

該当項目に関する補足説明

役員報酬の内容(平成 19 年 3 月期)

取締役に支払った報酬　480 百万円

監査役に支払った報酬　60 百万円

合計　　　541 百万円

(注) 1. 上記の支払額には、平成 19 年 6 月 26 日開催の第 95 回定時株主総会において取締役および監査役賞与金について承認された額を含めている。

2. 上記のうち、社外監査役に対する支払額は 3 名 14 百万円である。

【 社外取締役(社外監査役)のサポート体制 】

監査役の職務を補助すべきスタッフを監査役付として数名置いている。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

業務執行に当たっては、取締役会および組織横断的な各種会議体で総合的に検討した上で意思決定を行う。
主要な役員会議体には、監査役の出席を得るとともに監査役による重要書類の閲覧、会計監査人との定期的および随時の情報交換の機会等を確保する。

III 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	——
集中日を回避した株主総会の設定	——

2．IR に関する活動状況

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	四半期決算を含む年４回の決算説明会の他、適宜会社説明会や施設見学会等を開催している。また新車発表会にはアナリスト・機関投資家も招聘している。
ＩＲ資料のホームページ掲載	あり	ホームページにＩＲコーナーを設け、社長メッセージをはじめ有用なＩＲ関連情報を適時・適正に掲載している。
ＩＲに関する部署（担当者）の設置	—	総合企画部広報渉外室および経理部にＩＲ担当者を置いている。

3．ステークホルダーの立場の尊重に係る取組み状況 更新

	補足説明
社内規程等によりステークホルダーの立場の尊重につ	ＣＳＲ活動取組みを機会に見直し中

いて規定	
環境保全活動、ＣＳＲ活動等の実施	環境・社会報告書の発行、公開など
ステークホルダーに対する情報提供に係る方針等の策定	日野行動指針で規定

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

[手続]〈基本的な考え方〉
当社は、「日野行動指針」に基づき、子会社を含めて健全な企業風土を醸成している。
実際の業務執行の場においては、業務執行プロセスの中に問題発見と改善の仕組みを組み込むとともに、それを実践する人材の育成に不断の努力を払っている。

〈整備状況〉
この認識を基盤として、業務の適正を確保するための体制の整備について、取締役会でその基本方針を決議し、実施している。

①コンプライアンス体制
・「日野倫理綱領」に基づき、企業倫理、コンプライアンスおよびリスク管理に関する重要課題と対応について、コンプライアンス・リスク管理委員会等で適切に審議することとしている。
・コンプライアンスに関わる問題および疑問点に関しては、HINO コンプライアンス相談窓口等を通じて、法令遵守並びに企業倫理に関する情報の早期把握および解決を図ることとしている。
②リスク管理体制
・安全・品質・環境等のリスク並びにコンプライアンスについて、各担当部署が必要に応じ、規則を制定し、あるいはマニュアルを作成し配付すること等により、管理することとしている。
③情報管理体制
・関係規程並びに法令に基づき、各担当部署に適切に保存および管理させる。

〈その他〉

①反社会的勢力排除に向けた行動指針

当社は「日野行動指針」において、以下を定め、社員・役員が日々の企業活動において実践するよう努めている。

【反社会的勢力への毅然とした対応】(以下　日野行動指針原文)

私たちは、反社会的勢力・団体による組織暴力や犯罪行為に対しては、組織として毅然とした対応をとります。

万が一、不当な要求を受けた場合には、直ちに担当部署に相談し、関係機関と連携して迅速な解決を図るように努めます。

参考資料「模式図」:巻末「添付資料」をご覧ください。

1．買収防衛に関する事項

親会社(トヨタ自動車株式会社)が当社議決権の 50.4%を保有している。

2．その他コーポレート・ガバナンス体制等に関する事項

CSR活動取組みを契機に企業理念、倫理綱領、行動指針などの全面見直しを推進中。

【 参考資料：模式図 】


株 主 総 会
選任/解任
選任/解任
選任/解任
報 告
取 締 役 会
報 告
会計監査人
監 査
監 査 役 会
選任・再任の同意
会計監査相当性の判断
報 告
選定/解職
監督
監 査
代表取締役
報 告
指 示
監 督
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各 機 能、グ ル ー プ 会 社

May 26, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement of Tender Offer

At the Board of Directors' Meeting held on May 26, 2008, the Company resolved to apply for the tender offer by Proteus Invest (a SPAV wholly-owned and formed by Robert Bosch GmbH for the purpose of acquiring through a tender offer all ordinary shares of Bosch Corporation, hereinafter "the Tender Offerer"), with regard to the shares of Bosch Corporation held by the Company. Details are as follows.

1. Reasons for applying for the Tender Offer

The Company holds shares of Bosch Corporation and is even at the present time involved in transactions with the said company. The current tender offer by the Tender Offerer of Bosch Corporation shares represents the decision of Bosch's parent company, Robert Bosch GmbH to reinforce Bosch's competitive edge in the Japanese market through investments in the necessary technology, capital and other resources and to further strengthen the foundations of the automobile parts business in Japan. Bosch Corporation has also announced its approval of this current tender offer.

The Company has decided to apply for this tender offer, since it believes that by transferring the shares of Bosch Corporation held by the Company to the Tender Offerer, it will be able to contribute to the further development of Bosch's business in Japan.

2. Number of shares that are being applied for

Number of shares the Company held before acceptance	4,074,049 shares
Number of shares the Company plans to apply for	4,074,000 shares
Number of shares the Company will hold after acceptance	49 shares (*)

(*)These shares are shares of less than one unit and thus do not fall within the scope of the current tender offer. However, we intend to make a separate claim for the purchase of these shares.

3. Purchase price

600 yen per share

4. Schedule of tender offer

Public notice of commencement of tender offer	April 24, 2008
Tender offer period (as initially announced)	From April 24, 2008 to June 19, 2008

5. Future outlook

As a result of the share transfer through the current tender offer, we expect to record a 1,860 million yen gain on sales of investment securities under extraordinary gains for the (consolidated, non-consolidated) fiscal year ending March 31, 2009.

平成 20 年 5 月 26 日

各　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

公開買付けへの応募に関するお知らせ

当社は、平成 20 年 5 月 26 日開催の当社取締役会において、当社が保有するボッシュ株式会社株式について、株式会社プロテウス・インベスト（ロバートボッシュゲーエムベーハーがその発行済株式の全てを保有し、公開買付けを通じてボッシュ株式会社の普通株式を取得することを目的として設立された株式会社、以下「公開買付者」）が実施する公開買付けに応募することを決議いたしましたので、下記のとおりお知らせいたします。

記

1．公開買付けへの応募の理由

当社は、ボッシュ株式会社の株式を保有しており、現在も同社と取引がありますが、今回の公開買付者によるボッシュ株式会社の株式公開買付けは、同社の親会社であるロバートボッシュゲーエムベーハーが、ボッシュ株式会社の日本市場における競争力を更に強化するために必要な技術、資本及びその他のリソースに対する投資を行うことにより、日本における現在の自動車部品事業の基盤のより一層の強化を図るため、公開買付者を通じて実施することを決定したものであり、ボッシュ株式会社も賛同意見を表明しております。

今般、公開買付けに応募し、当社が保有するボッシュ株式会社株式を公開買付者に譲渡することにより、ボッシュ株式会社のより一層の事業発展に資するものと判断し、公開買付けに応募することを決定いたしました。

2．公開買付けに応募する所有株式数

応募前の所有株式数	4,074,049 株
応募予定株式数	4,074,000 株
応募後の所有株式数	49 株※

※単元未満登録株のため、応募しておりませんが、別途、買取りの請求を行う予定です。

3．公開買付けによる買付価格

1 株につき　600 円

4．公開買付けの日程

公開買付け開始公告日	平成 20 年 4 月 24 日
公開買付け期間（届出当初の期間）	平成 20 年 4 月 24 日から平成 20 年 6 月 19 日まで

5．今後の見通し

本公開買付け応募による株式譲渡の結果、当社の平成 21 年 3 月期決算（個別・連結）において、投資有価証券売却益として 1,860 百万円の特別利益が発生する見込みであります。

以　上

May 26, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement of Resolution Regarding the Repurchase of Shares

(Repurchase of Treasury Shares Pursuant to Article 156 of the Company Law)

At the Board of Directors' Meeting held on May 26, 2008, the Company resolved to present a proposal seeking approval for the repurchase of its treasury shares; pursuant to the provisions of Article 156 of the Company Law, at the 96th Ordinary General Shareholders' Meeting to be held on June 25, 2008. The details are as follows.

1. Reason for purchase of treasury shares

   The Company intends to use the repurchased shares as substitute treasury shares for stock options.

2. Details of shares repurchase

(1)Type of shares subject to repurchase	Common shares of the Company
(2)Total number of shares authorized for repurchase	Up to 1,300,000 shares (Representing 0.23% of shares issued (excluding treasury shares))
(3)Total value of shares authorized for repurchase	Up to 1.2 billion yen
(4)Period for shares repurchase	One year from the day following the date of completion of the 96th Ordinary General Shareholders' Meeting

(Note) The above details of the shares repurchase will be subject to the approval of the proposal for the "Repurchase of Treasury Shares" at the 96th Ordinary General Shareholders' Meeting to be held on June 25, 2008.

(Reference) Treasury shares held as of March 31, 2008

Total number of issued shares (excluding treasury shares)	574,021,779 shares
Treasury shares	559,071 shares

平成 20 年 5 月 26 日

各　　位

会 社 名　　日野自動車株式会社
代表者名　　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

自己株式取得に係る事項の決定に関するお知らせ

（会社法第 156 条に基づく自己株式の取得）

当社は、平成 20 年 5 月 26 日開催の当社取締役会において、会社法第 156 条の規定に基づく自己株式の取得の承認を求める議案を、平成 20 年 6 月 25 日開催予定の当社第 96 回定時株主総会に付議することを決議いたしましたので、下記のとおりお知らせいたします。

記

1．自己株式の取得を行う理由
ストックオプションに対応するための代用自己株式として利用するため。

2．取得に係る事項の内容

（1）取得対象株式の種類	当社普通株式
（2）取得しうる株式の総数	1,300,000 株（上限） （発行済株式総数（自己株式を除く）に対する割合　0.23%）
（3）株式の取得価額の総額	12 億円（上限）
（4）取得期間	第 96 回定時株主総会終結の翌日から 1 年間

（注）上記の内容については、平成 20 年 6 月 25 日開催予定の当社第 96 回定時株主総会において、「自己株式取得の件」が承認可決されることを条件といたします。

（ご参考）平成 20 年 3 月 31 日時点の自己株式の保有

発行済株式総数(自己株式を除く)	574,021,779 株
自己株式数	559,071 株

以　　上

平成20年5月26日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

ストックオプション（新株予約権）に関するお知らせ

当社は、平成20年5月26日開催の当社取締役会において、会社法第236条、第238条および第239条の規定に基づき、当社の取締役、執行役員および従業員等に対して、ストックオプションとして新株予約権を無償で発行すること、募集事項の決定を当社取締役会に委任することおよび会社法第361条の規定に従って、金銭でない報酬として当社取締役に割当てる新株予約権の算定方法の承認を求める議案を、平成20年6月25日開催予定の当社第96回定時株主総会に付議することを決議いたしましたので、下記のとおりお知らせいたします。なお、同定時株主総会において、「取締役11名選任の件」が承認可決された場合、割当てを受ける当社取締役は11名となり、当社取締役への新株予約権の割当て数は、700個となります。

記

1．新株予約権を無償で発行する理由

当社の取締役、執行役員および従業員等の業績向上に対する意欲や士気を一層高め、国際競争力の増大に資するため、次の要領により新株予約権を発行するものであります。

2．新株予約権発行の要領

（1）新株予約権の割当てを受ける者

当社の取締役、執行役員および従業員等

（2）新株予約権の目的である株式の種類および数

当社普通株式1,300,000株を上限とする。

ただし、下記(3)により各新株予約権の行使により発行する（発行に代えて自己株式を移転する場合を含む。以下同じ。）株式数が調整される場合には、調整後株式数に募集する新株予約権の総数を乗じた数に調整されるものとする。

（3）新株予約権の総数

1,300個を上限とする。

なお、各新株予約権の目的である株式数（以下「付与株式数」という。）は1,000株とする。ただし、付与株式数は、新株予約権の割当日後、当社が株式分割（普通株式の無償割当てを含む。以下同じ。）または株式併合を行う場合、次の算式により調整されるものとする。

調整後株式数＝調整前株式数×分割（または併合）の比率

かかる調整は当該時点において未行使の新株予約権の目的たる株式の数についてのみ行われ、調整の結果により生じる1株未満の端数については、これを切り捨てるものとする。

(4)新株予約権と引換えに払込む金銭

本定時株主総会の委任に基づいて募集事項の決定をすることができる新株予約権につき、金銭の払込みを要しないこととする。

(5)新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権の行使により交付を受けることができる株式1株当たりの払込金額（以下「行使価額」という。）に付与株式数を乗じた金額とする。行使価額は、以下のとおりとする。

新株予約権の割当日の東京証券取引所における当社普通株式の普通取引の終値（取引が成立しない場合はその前日以前の取引が成立した取引日のうち新株予約権の割当日に最も近い日の終値）に1.025を乗じた金額とし、1円未満の端数は切り上げる。

なお、行使価額の調整は以下のとおりとする。

① 新株予約権の割当日後、当社が株式分割または株式併合を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後行使価額}=\text{調整前行使価額}\times\frac{1}{\text{株式分割（または株式併合）の比率}}$$

② 新株予約権の割当日後、当社が時価を下回る価額で普通株式の発行または普通株式の自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、新株予約権の行使の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額}=\text{調整前行使価額}\times\frac{\text{既発行株式数}+\dfrac{\text{新規発行株式数}\times 1\text{株当たり払込金額}}{\text{時価}}}{\text{既発行株式数}+\text{新規発行株式数}}$$

なお、上記算式中の「既発行株式数」からは、当社が保有する自己株式の数を除くものとし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

③ 新株予約権の割当日後に他の種類株式の普通株主への無償割当て、他の会社の株式の普通株主への配当を行う場合、その他これらの場合に準じ、行使価額の調整を必要とする場合には、合理的な範囲で、行使価額は適切に調整されるものとする。

(6)新株予約権の行使期間

平成22年8月1日から平成28年7月31日まで

(7)新株予約権の行使の条件

① 各新株予約権の一部行使はできないものとする。

② 新株予約権者は、当社第96回定時株主総会終結後2年内の最終の決算期に関する定時株主総会終結まで、当社の取締役、執行役員または従業員等の地位にあることを要する。

③ 新株予約権者は、当社の取締役、執行役員、従業員等の地位を失った後も2年間に限り、新株予約権を行使することができる。ただし、自己都合による退任もしくは退職または解任もしくは解雇により、その地位を失った場合は、新株予約権は即時失効する。

④ 新株予約権の相続はこれを認めない。

⑤ その他の行使条件については、当社第96回定時株主総会決議および取締役会決議に基づき、当社と新株予約権者との間で締結する契約に定めるところによる。

(８) 新株予約権の取得の事由および条件

当社が消滅会社となる合併契約書が株主総会で承認されたとき、または当社が完全子会社となる株式交換契約書もしくは株式移転の議案が株主総会で承認されたときは、取締役会が別途定める日に、当社は、新株予約権を無償で取得することができる。

(９) 新株予約権の譲渡制限

譲渡による新株予約権の取得については、取締役会の承認を要する。

(10) 新株予約権の行使により株式を発行する場合における増加する資本金および資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第 40 条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果１円未満の端数が生じたときは、その端数を切り上げるものとする。

② 新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記①記載の資本金等増加限度額から①に定める増加する資本金の額を減じた額とする。

(11) 端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に 1 株に満たない端数がある場合には、これを切り捨てるものとする。

(12) 新株予約権の公正価額の算定方法

新株予約権の公正価額は、割当日における諸条件を元にブラック・ショールズ・モデルを用いて算定する。

(注) 上記の内容については、平成 20 年６月 25 日開催予定の当社第 96 回定時株主総会において、「当社の取締役、執行役員および従業員等に新株予約権を無償で発行する件」が承認可決されることを条件といたします。

なお、新株予約権の具体的な発行および割当の内容につきましては、同定時株主総会後に開催される当社取締役会の決議をもって決定いたします。

以　上

May 26, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement of Stock Options (Stock Acquisition Rights)

At the Board of Directors' Meeting held on May 26, 2008, the Company resolved to present at the 96th Ordinary General Shareholders' Meeting to be held on June 25, 2008, a proposal seeking approval for the issue of the stock acquisition rights as stock options, free of charge, to the directors, executive officers and employees of the Company, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law; the delegation of authority to determine the terms and conditions of the stock acquisition rights to the Board of Directors; and the calculation method to compute the stock acquisition rights to be issued to the directors of the Company as remunerations pursuant to the provisions of Article 361 of the Company Law. The details are as follows. Please also note that in the event that the proposal for the "Election of 11 (eleven) Directors" is approved at the said General Shareholders' Meeting, the number of directors of the Company to receive allotment of the said rights will become 11 (eleven) and the number of the stock acquisition rights to be allotted will be 700.

1. The reason for issuing stock acquisition rights free of charge

In order to provide incentive and boost the morale of its directors, executive officers and employees, and thereby contribute to the enhancement of its competitive edge in the international market, the Company has decided to issue the stock acquisition rights in the following manner.

2. Terms and conditions of the issue of stock acquisition rights

(1) Persons to whom the stock acquisition rights will be granted

The directors, executive officers and employees of the Company

(2) Type and number of shares under the stock acquisition rights

The maximum number of shares shall be 1,300,000 ordinary shares of the Company.

However, in the event that adjustments are made to the number of shares to be allotted by exercise of the stock acquisition rights in accordance with Paragraph (3) below (including cases where the Company's shares are transferred in lieu of issue, hereinafter the same), the maximum number shall be adjusted to the number of shares obtained by multiplying the number of shares after adjustment by the maximum number of stock acquisition rights.

(3) Total number of stock acquisition rights offered

The maximum number shall be 1,300.

The number of shares per each stock acquisition right (hereinafter referred to as "number of allotted shares") shall be 1,000 shares. However, in the event that the Company carries out a stock split (including the allotment of the Company's ordinary shares without charge, hereinafter the

same) after the date upon which the number of allotted shares to be acquired are granted upon exercise of the stock acquisition rights, or a reverse stock split, the number of shares shall be adjusted using the formula indicated below.

Number of shares after adjustment = Number of shares before adjustment X (Reverse) stock split ratio

This adjustment shall apply exclusively to the number of unexercised shares under the stock acquisition rights at the point of time in question, and fractional amounts of less than one share arising from this adjustment shall be discarded.

(4) Issue price of stock acquisition rights

The stock acquisition rights, whose terms and conditions for issuance may be determined by resolution of this Ordinary General Shareholders' Meeting, shall be issued free of charge.

(5) Amount payable upon exercise of the stock acquisition rights

The amount payable upon exercise of each stock acquisition right shall be obtained by multiplying the price paid per share granted (the "exercise price") by the number of allotted shares, as follows.

The exercise price shall be 1.025 times the closing price for the Company's ordinary shares on the Tokyo Stock Exchange on the date on which the stock acquisition rights are issued (in cases where there is no transaction on the allotment date, the closing price on a date immediately preceding such date).

Adjustments to the exercise price shall be made as follows:

1. In the event that the Company carries out a stock split or reverse split after the date on which the stock acquisition rights are issued, the exercise price shall be adjusted according to the following formula, with amounts of less than one yen rounded up to the nearest yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{(Reverse) stock split ratio}}$$

2. In the event that the Company issues common stock or divests its treasury stock at a price below the market price after the date on which the stock acquisition rights are issued, the exercise price shall be adjusted according to the following formula, with amounts of less than one yen rounded up to the nearest yen. However, no adjustments shall be made to the exercise price for the exercise of the stock acquisition rights.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount to be paid per share}}{\text{Market price}}}{\text{Number of outstanding shares} + \text{Number of new shares to be issued}}$$

In the above formula, the "number of outstanding shares" shall exclude treasury stock held by the Company. In the event that the Company decides to divest its treasury stock, the "number of new shares to be issued" shall be replaced by the "number of treasury stocks to be divested."

3. In the event that the Company issues without charge other classes of shares to holders of ordinary shares or allots the shares of other companies to holders of ordinary shares after the

date on which the stock acquisition rights are issued, and in other similar cases where adjustment to the exercise price is necessary, the exercise amount shall be adjusted appropriately within a reasonable extent.

(6) Exercise period for stock acquisition rights

August 1, 2010 to July 31, 2016

(7) Conditions for the exercise of stock acquisition rights

1. Partial exercise of the stock acquisition rights shall not be permitted.
2. The recipient of the stock acquisition right shall be required to hold the position of director, executive officer or employee of the Company from the conclusion of the 96th Ordinary General Shareholders' Meeting to the conclusion of the Ordinary General Shareholders' Meeting of the final fiscal term within the next two years.
3. The recipient of the stock acquisition rights may exercise the said rights for a period of two years after the time that he or she no longer holds the position of director, executive officer or employee of the Company. However, in the event that the person concerned loses the said position as a result of resignation because of personal circumstances or through termination, the stock acquisition rights shall expire immediately.
4. Stock acquisition rights may not be inherited.
5. Other exercise conditions shall be provided for in an agreement entered between the Company and the recipient of the stock acquisition rights in accordance with the resolutions of the 96th Ordinary General Shareholders' Meeting and the Board of Directors' Meeting of the Company.

(8) Events and conditions for the acquisition of stock acquisition rights

In cases where a proposal for a merger agreement, under which the Company shall be dissolved, is approved by the Ordinary General Shareholders' Meeting; or a share exchange agreement under which the Company will become a wholly-owned subsidiary or a proposal for a share transfer is approved by the Ordinary General Shareholders' Meeting; the Company may acquire free of charge the stock acquisition rights at a date separately stipulated by the Board of Directors.

(9) Restrictions on the transfer of stock acquisition rights

Approval of the Board of Directors of the Company shall be required for the acquisition of stock acquisition rights.

(10) Matters concerning the increase of capital and capital reserves accompanying the issue of shares as a result of the exercise of stock acquisition rights.

1. In the event of an issue of shares as a result of the exercise of stock acquisition rights, the amount of capital increase shall be one-half (1/2) of the maximum limit for increases in capital, stipulated in paragraph 1 of Article 40 of the Corporate Accounting Rules, with fractional amounts of less than one yen resulting from such calculation to be rounded up to the nearest yen.
2. In the event of an issue of shares as a result of the exercise of stock acquisition rights, the amount of capital reserves to be added shall be determined by subtracting the increase in capital, as stipulated in 1. above, from the maximum limit for increases in capital, as per 1. above.

(11) Handling of fractional shares

In the event that there are fractional amounts of less than one share in the number of allotted shares to those who exercise the stock acquisition rights, such amounts shall be discarded.

(12) Method for calculating fair value of stock acquisition rights

The fair value of the stock acquisition rights shall be calculated using the Black-Scholes model based on the conditions prevailing at the date of allotment of the said stock acquisition rights.

(Note) Subject to the approval of the proposal "Issuing Stock Acquisition Rights Free of Charge to Directors, Executive officers and Employees of the Company" at the Company's 96th Ordinary General Shareholders' Meeting to be held on June 25, 2008.

The details of the issue allotment of the stock acquisition rights shall be determined by a resolution of the Board of Directors' Meeting to be held after the said General Shareholders' Meeting.

FASF

June 5, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

(Correction) Partial Correction to the Semi-Annual Financial Results for the Fiscal Year Ending March 31, 2008

Hino Motors, Ltd., hereby, announces that due to errors in a portion of the Semi-Annual Financial Results for the Fiscal Year Ending March 31, 2008, which was announced on October 31, 2007, corrections have been made as per the following.

The corrected portions are indicated by underlines.

【Page 17】

(5) Significant assumptions underlying the preparation of the Semi-Annual Consolidated Financial Statements

(Before correction)

(2) Reserve for Retirement Benefits for Directors

(Change in accounting policy)

Formerly the Company and its domestic subsidiaries had recorded retirement benefits for directors as expenses at the time of payment. However, as bonuses to directors, including reserves for bonuses to directors began to be recorded as expenses, in accordance with the *Accounting Standards for Directors' Bonuses* (ASB Accounting Standard No. 4); and also in conjunction with the announcement of the *Audit treatment for regulatory deposit, reserve or deposit and allowance for retirement benefit for officers* (Audit and Assurance Committee, the Japan Institute of Certified Public Accountants, Opinion 42, April 13, 2007), the Company and its domestic subsidiaries, beginning from the current consolidated interim term, have changed to the method of recording the estimated amount of retirement benefits that is expected to occur at the end of the term based on internal regulations as the Reserve for retirement benefits for directors.

As a result, operating income and ordinary income decreased by 362 million yen each and net income before taxes by 2,856 million yen, respectively.

(After correction)

(2) Reserve for Retirement Benefits for Directors

(Change in accounting policy)

Formerly the Company and its domestic subsidiaries had recorded retirement benefits for directors as expenses at the time of payment. However, as bonuses to directors, including reserves for bonuses to directors began to be recorded as expenses, in accordance with the *Accounting Standards for Directors' Bonuses* (ASB Accounting Standard No. 4); and also in conjunction with the announcement of the *Audit treatment for regulatory deposit, reserve or deposit and allowance for retirement benefit for officers* (Audit and Assurance Committee, the Japan Institute of Certified Public Accountants, Opinion 42, April 13, 2007), the Company and its domestic subsidiaries, beginning from the current consolidated interim term, have changed to the method of recording the estimated amount of retirement benefits that is expected to occur at the end of the term based on internal regulations as the Reserve for retirement benefits for directors.

As a result, operating income and ordinary income increased by 97 million yen each and net income before taxes decreased by 2,396 million yen, respectively.

平成 20 年 6 月 5 日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

（訂正）平成20年３月期中間決算短信の一部訂正について

平成19年10月31日に発表いたしました「平成20年３月期　中間決算短信」の記載内容に一部誤りがありましたので下記のとおり訂正いたします。

なお、訂正箇所には下線を付しております。

記

【17ページ】

（５）中間連結財務諸表作成のための基本となる重要な事項の変更

（訂正前）

② 役員退職慰労引当金

（会計方針の変更）

当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理しておりましたが、企業会計基準第４号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当中間連結会計期間より、内規に基づく期末要支給額を役員退職慰労引当金として計上する方法に変更いたしました。

これにより、営業利益、経常利益は<u>362百万円、税金等調整前中間純利益は2,856百万円それぞれ減少しております。</u>

（訂正後）

② 役員退職慰労引当金

（会計方針の変更）

当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理しておりましたが、企業会計基準第４号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当中間連結会計期間より、内規に基づく期末要支給額を役員退職慰労引当金として計上する方法に変更いたしました。

これにより、営業利益、経常利益は<u>97百万円増加し、税金等調整前中間純利益は2,396百万円減少しております。</u>

以　上

June 5, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

(Correction) Partial Correction to the Financial Results for the Fiscal Year Ended March 31, 2008

Hino Motors, Ltd., hereby, announces that due to errors in a portion of the Financial Results for the Fiscal Year Ended March 31, 2008, which was announced on April 24, 2008, corrections have been made as per the following. The corrected portions are indicated by underlines.

【Page 18】

(5) Significant assumptions underlying the preparation of the Consolidated Financial Statements

(Before correction)

(2) Reserve for Retirement Benefits for Directors

(Change in accounting policy)

Formerly the Company and its domestic subsidiaries had recorded retirement benefits for directors as expenses at the time of payment. However, as bonuses to directors, including reserves for bonuses to directors began to be recorded as expenses, in accordance with the *Accounting Standards for Directors' Bonuses* (ASB Accounting Standard No. 4); and also in conjunction with the announcement of the *Audit treatment for regulatory deposit, reserve or deposit and allowance for retirement benefit for officers* (Audit and Assurance Committee, the Japan Institute of Certified Public Accountants, Opinion 42, April 13, 2007), the Company and its domestic subsidiaries, beginning from the current consolidated fiscal term, have changed to the method of recording the estimated amount of retirement benefits that is expected to occur at the end of the term based on internal regulations as the Reserve for retirement benefits for directors.

As a result, operating income and ordinary income decreased by 717 million yen each and net income before taxes by 3,212 million yen, respectively.

(After correction)

(2) Reserve for Retirement Benefits for Directors

(Change in accounting policy)

Formerly the Company and its domestic subsidiaries had recorded retirement benefits for directors as expenses at the time of payment. However, as bonuses to directors, including reserves for bonuses to directors began to be recorded as expenses, in accordance with the *Accounting Standards for Directors' Bonuses* (ASB Accounting Standard No. 4); and also in conjunction with the announcement of the *Audit treatment for regulatory deposit, reserve or deposit and allowance for retirement benefit for officers* (Audit and Assurance Committee, the Japan Institute of Certified Public Accountants, Opinion 42, April 13, 2007), the Company and its domestic subsidiaries, beginning from the current consolidated fiscal term, have changed to the method of recording the estimated amount of retirement benefits that is expected to occur at the end of the term based on internal regulations as the Reserve for retirement benefits for directors.

As a result, operating income and ordinary income decreased by 306 million yen each and net income before taxes by 2,800 million yen, respectively.

平成20年6月5日

各　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

（訂正）平成20年３月期決算短信の一部訂正について

平成20年４月24日に発表いたしました「平成20年３月期　決算短信」の記載内容に一部誤りがありましたので下記のとおり訂正いたします。
なお、訂正箇所には下線を付しております。

記

【18ページ】
（５）連結財務諸表作成のための基本となる重要な事項の変更

（訂正前）
② 役員退職慰労引当金
（会計方針の変更）
当社および国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理しておりましたが、企業会計基準第４号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当連結会計年度より、内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更いたしました。
これにより、営業利益、経常利益は717百万円、税金等調整前当期純利益は3,212百万円それぞれ減少しております。

（訂正後）
② 役員退職慰労引当金
（会計方針の変更）
当社および国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理しておりましたが、企業会計基準第４号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当連結会計年度より、内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更いたしました。
これにより、営業利益、経常利益は306百万円、税金等調整前当期純利益は2,800百万円それぞれ減少しております。

以　上

Amendment to Annual Securities Report

(summary)

1 **【Reason for submitting a report of correction to the Semi-Annual Financial Results】**

The Company is submitting a report of correction to the Semi-Annual Financial Results in order to correct errors found in a portion of the Semi-Annual Financial Results for the 96th Fiscal Term (from April 1, 2007 to September 30, 2007), which was submitted on December 20, 2007.

Semi-Annual Financial Statements

Significant assumptions underlying the preparation of the Semi-Annual Consolidated Financial Statements

4. Matters pertaining to accounting standards

(3) Corrections will be made to the amounts of increase/decrease of operating income, ordinary income and net income before taxes in the statement relating to the "Reserve for retirement benefits for directors and corporate auditors" under the "Accounting standards for significant allowances," and the amounts of increase/decrease of operating expenses and operating income in the statement in the Notes Section (Segment Information) concerning the "Reserve for retirement benefits for directors and corporate auditors."

【表紙】

【提出書類】	半期報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成20年６月５日
【中間会計期間】	第96期中（自 平成19年４月１日 至 平成19年９月30日）
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　近藤 詔治
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　福谷 宏介
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　福谷 宏介
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

1 【半期報告書の訂正報告書の提出理由】

平成19年12月20日に提出いたしました第96期中（自 平成19年４月１日 至 平成19年９月30日）半期報告書の記載事項の一部に誤りがありましたので、これを訂正するため半期報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部 企業情報

第５ 経理の状況

１ 中間連結財務諸表等

(1)中間連結財務諸表

中間連結財務諸表作成のための基本となる重要な事項

４．会計処理基準に関する事項

(3)重要な引当金の計上基準

注記事項

（セグメント情報）

3 【訂正箇所】

訂正箇所は＿を付して表示しております。

第一部【企業情報】
第５【経理の状況】
１【中間連結財務諸表等】

(1)【中間連結財務諸表】

[訂正前]

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間連結会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前連結会計年度 (自 平成18年４月１日 至 平成19年３月31日)
４．会計処理基準に関する事項	４．会計処理基準に関する事項	４．会計処理基準に関する事項
(3) 重要な引当金の計上基準	(3) 重要な引当金の計上基準	(3) 重要な引当金の計上基準
⑥ ―――	⑥ 役員退職慰労引当金 中間連結財務諸表提出会社及び国内連結子会社	⑥ ―――

	役員の退職慰労金の支出に備えるため、内規に基づく中間期末要支給額を計上している。 （会計方針の変更） 当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当中間連結会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更した。 これにより、営業利益、経常利益は362百万円、税金等調整前中間純利益は2,856百万円それぞれ減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。	

[訂正後]

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間連結会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前連結会計年度 (自 平成18年４月１日 至 平成19年３月31日)
４．会計処理基準に関する事項	４．会計処理基準に関する事項	４．会計処理基準に関する事項
(3) 重要な引当金の計上基準	(3) 重要な引当金の計上基準	(3) 重要な引当金の計上基準
⑥ ―――――	⑥ 役員退職慰労引当金 中間連結財務諸表提出会社及び国内連結子会社	⑥ ―――――

		役員の退職慰労金の支出に備えるため、内規に基づく中間期末要支給額を計上している。 （会計方針の変更） 当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会 監査・保証実務委員会報告第42号 平成19年４月13日）の公表が契機となり、当中間連結会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更した。 これにより、営業利益、経常利益は97百万円増加し、税金等調整前中間純利益は2,396百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。	

注記事項

（セグメント情報）

【所在地別セグメント情報】

［訂正前］

当中間連結会計期間（自 平成19年４月１日 至 平成19年９月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	500,819	94,500	65,635	660,956	－	660,956
(2)セグメント間の内部売上高又は振替高	70,782	826	1,690	73,299	△73,299	－
計	571,602	95,327	67,326	734,255	△73,299	660,956
営業費用	551,483	90,642	67,326	709,452	△73,217	636,234
営業利益（損失）	20,119	4,684	△ 0	24,803	△ 81	24,721

（注）１．国又は地域の区分方法

地理的近接度による。

２．各区分に属する主な国又は地域

アジア：タイ、インドネシア 他

その他の地域：アメリカ、オーストラリア 他

３．会計方針の変更

①有形固定資産の減価償却の方法

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当中間連結会計期間より、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。これによる損益に与える影響は軽微である。

②役員退職慰労引当金の計上

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社の役員に対する退職慰労金は、当中間連結会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は362百万円増加し、営業利益が同額減少している。

４．追加情報

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は982百万円増加し、営業利益が同額減少している。

［訂正後］

当中間連結会計期間（自 平成19年４月１日 至 平成19年９月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	500,819	94,500	65,635	660,956	－	660,956
(2)セグメント間の内部売上高又は振替高	70,782	826	1,690	73,299	△73,299	－
計	571,602	95,327	67,326	734,255	△73,299	660,956
営業費用	551,483	90,642	67,326	709,452	△73,217	636,234
営業利益（損失）	20,119	4,684	△　0	24,803	△　81	24,721

（注）１．国又は地域の区分方法

地理的近接度による。

２．各区分に属する主な国又は地域

アジア：タイ、インドネシア 他

その他の地域：アメリカ、オーストラリア 他

３．会計方針の変更

①有形固定資産の減価償却の方法

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当中間連結会計期間より、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。これによる損益に与える影響は軽微である。

②役員退職慰労引当金の計上

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社の役員に対する退職慰労金は、当中間連結会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は97百万円減少し、営業利益が同額増加している。

４．追加情報

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は982百万円増加し、営業利益が同額減少している。

Code Number: 7205
June 6, 2008

To Each Shareholder

1-1 Hino-dai 3-chome, Hino-shi, Tokyo
Hino Motors, Ltd.
Shoji Kondo, President

Notice of the 96th Ordinary General Shareholders' Meeting

You are cordially invited to attend the 96th Ordinary General Shareholders' Meeting of the Company. The meeting will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights by paper ballot. Please review the Reference Documents for the General Shareholders' Meeting, and return the Voting Rights Exercise Form indicating your approval or disapproval to the items on the agenda so that the form will be received by the Company before 6:00 p.m., June 24 (Tuesday), 2008.

1. Time and Date: 10:00 a.m., June 25 (Wednesday), 2008

2. Place : Head Office of the Company
1-1, Hino-dai 3-chome Hino-shi, Tokyo
(Please refer to the map attached to the end of this notice.)

3. Agenda of the Meeting:

Matters to be reported:

1) The Business Reports, the Financial Statements, and the Consolidated Financial Statements for the 96th Fiscal Term (from April 1, 2007 to March 31, 2008), as well as the results of audits by the Accounting Auditors and the Board of Corporate Auditors of the Consolidated Financial Statements.

2) The Non-Consolidated Financial Statements for the 96th Fiscal Term (from April 1, 2007 to March 31, 2008).

Proposals to be resolved:

Proposal No. 1: Appropriation of Surplus
Proposal No. 2: Election of Eleven (11) Directors
Proposal No. 3: Election of Five (5) Corporate Auditors
Proposal No. 4: Issuing of Stock Acquisition Rights Free of Charge to Directors, Executive Officers and Employees of the Company
Proposal No. 5: Repurchase of Treasury Shares
Proposal No. 6: Payment of Bonuses to Directors and Corporate Auditors
Proposal No. 7: Payment of Retirement Benefits to Three (3) Retiring Directors and One (1) Corporate Auditor and the Payment of Final Retirement Benefits Due to the Termination of the Retirement Benefits System
Proposal No. 8: Revision of the Amount of Remuneration Payable to Directors and Corporate Auditors

[The Business Report, Consolidated Financial Statements, the Non-consolidated Financial Statements and the Transcriptions of the Audit Reports, required as Reference Documents to

be attached to this Notice shall be included in the attached Report for the 96th Fiscal Report of Hino Motors, Ltd.]

-- If you attend the ordinary general meeting of shareholders , please submit voting rights exercise form at the reception.

--If you wish to exercise your voting rights in a divided manner, please notify the Company in writing at least 3 days prior to the date of the ordinary general meeting of shareholders (June 21 , 2008) that you intend to exercise your voting rights in a divided manner and any reason for such exercise.

--If any correction is made to the shareholders reference materials or attachments , such correction will be disclosed on the website of the Company (http://www.hino.co.jp/).

ATTACHMENTS:

BUSINESS REPORT (with a summary of business operations, the Financial Statements and the Consolidated Financial Statements)

SHAREHOLDER REFERENCE MATERIALS (which set forth proposed shareholders resolutions).

株主総会参考書類

議案および参考事項

第１号議案　剰余金の処分の件

当期の剰余金の配当といたしましては、昨年11月に中間配当金として１株につき５円をお支払いいたしましたが、期末配当につきましては、当期の業績、今後の事業展開および株主の皆様への利益還元等を総合的に勘案し、以下のとおりといたしたいと存じます。

これにより、中間配当金を含めました当期の株主配当金は、１株につき10円となり、連結配当性向は25.9％となります。

(1) 配当財産の種類
　　金銭

(2) 株主に対する配当財産の割当てに関する事項およびその総額
　　当社普通株式１株につき金５円
　　配当総額　　2,870,108,895円

(3) 剰余金の配当が効力を生じる日
　　平成20年６月26日

第２号議案　取締役11名選任の件

当社定款の規定に基づき、現任取締役全員（12名）は、本定時株主総会終結の時をもって任期が満了いたしますので、取締役11名の選任をお願いするものであります。

その候補者は次のとおりであります。

候補者番号	氏名（生年月日）	略歴、地位、担当および他の法人等の代表状況	所有する当社株式の数
1	こんどう しょうじ 近藤 詔治 （昭和17年12月６日生）	昭和40年４月　トヨタ自動車工業株式会社入社 平成９年６月　トヨタ自動車株式会社取締役 平成13年６月　同社常務取締役 平成15年６月　当社取締役副社長 平成16年６月　当社取締役社長 （現在に至る） ［担当］ 経営全般	26,000株
2	しらい よしお 白井 芳夫 （昭和23年５月１日生）	昭和48年４月　トヨタ自動車工業株式会社入社 平成13年６月　トヨタ自動車株式会社取締役 平成15年６月　同社常務役員 平成17年６月　同社専務取締役 平成19年６月　当社取締役副社長 （現在に至る） ［担当］ 経営全般、小型トラックプロジェクト室担当	11,000株
3	やまもと たかひこ 山本 隆彦 （昭和20年９月１日生）	昭和43年４月　トヨタ自動車工業株式会社入社 平成６年１月　トヨタ自動車株式会社堤工場工務部主査（部長級） 平成14年３月　当社参与 平成14年６月　当社常務執行役員 平成16年６月　当社専務取締役 平成18年６月　当社取締役副社長 （現在に至る） ［担当］ 経営全般（生管・物流／製造）、生産技術／製造（生産調査部）／調達機能担当	17,000株

候補者番号	氏名（生年月日）	略歴、地位、担当および他の法人等の代表状況	所有する当社株式の数
4	いち かわ まさ かず 市 川 正 和 (昭和22年６月２日生)	昭和46年３月　当社入社 平成３年10月　日野自動車販売株式会社移籍 平成８年４月　同社業務部長 平成11年10月　当社国内企画業務部長 平成13年６月　当社執行役員 平成14年６月　当社常務執行役員 平成16年６月　当社専務取締役 (現在に至る) [担当] 海外営業／海外事業企画機能担当、小型トラックプロジェクト室担当	29,000株
5	いのうえ とし き 井 上 俊 紀 (昭和24年３月11日生)	昭和48年４月　トヨタ自動車工業株式会社入社 平成９年１月　トヨタ自動車株式会社第１ボデー設計部長 平成14年１月　当社参与 平成14年６月　当社執行役員 平成15年６月　当社常務執行役員 平成16年６月　当社専務取締役 (現在に至る) [担当] 車両開発機能担当 [他の法人等の代表状況] 株式会社アトラデザイン代表取締役社長	13,000株
6	ふじ い つね ひこ 藤 井 恒 彦 (昭和23年２月７日生)	昭和46年７月　トヨタ自動車販売株式会社入社 平成10年６月　トヨタ自動車株式会社渉外部長 平成17年２月　当社顧問 平成17年６月　当社専務取締役 (現在に至る) [担当] ＰＴ営業／企画機能担当	16,000株

候補者番号	氏名（生年月日）	略歴、地位、担当および他の法人等の代表状況	所有する当社株式の数
7	笠井　学（かさい　まなぶ） （昭和24年3月1日生）	昭和46年4月　トヨタ自動車販売株式会社入社 平成9年1月　トヨタ自動車株式会社トヨタ店部長 平成13年6月　東京トヨペット株式会社取締役兼常務執行役員 平成16年6月　当社常務執行役員 平成17年6月　当社専務取締役（現在に至る） [担当] 国内営業機能担当、バス事業室担当	19,000株
8	岡崎清英（おかざき　せいえい） （昭和24年7月28日生）	昭和47年4月　当社入社 平成9年4月　当社小型工務部長 平成13年6月　当社執行役員 平成15年6月　当社常務執行役員 平成17年6月　当社専務取締役（現在に至る） [担当] 生管・物流（生産企画部／新車進行管理部／生産管理部／物流企画部）機能担当	20,000株
9	藤本慎治（ふじもと　しんじ） （昭和22年3月18日生）	昭和44年4月　当社入社 平成11年7月　当社日野工場副工場長兼工務部長 平成13年6月　当社参与新田工場長 平成15年6月　当社執行役員 平成17年6月　当社常務執行役員 平成18年6月　当社専務取締役（現在に至る） [担当] 生管・物流（サービスパーツ物流部）／製造（グローバル安全健康推進部／ＫＤ部／海外支援室／日野工場／羽村工場／新田工場）機能担当、日野工場長	20,000株

Document No. 10

Rule 12g 3-2(b)
File No. 82-1388

証券コード　7205
平成20年6月6日

株　主　各　位

RECEIVED
2008 JUN 12 A 11:25

東京都日野市日野台3丁目1番地1
日野自動車株式会社
取締役社長　近　藤　詔　治

第96回定時株主総会招集ご通知

拝啓　ますますご清祥のこととおよろこび申し上げます。

さて、当社第96回定時株主総会を下記のとおり開催いたしますので、何卒ご出席くださいますようご通知申し上げます。

なお、当日ご出席願えない場合は、書面によって議決権を行使することができますので、お手数ながら後記の株主総会参考書類をご検討いただき、同封の議決権行使書用紙に議案に対する賛否をご表示のうえ、平成20年6月24日（火曜日）午後6時までに到着するようご送付ください。

敬　具

記

1．日　　時　平成20年6月25日（水曜日）　午前10時

2．場　　所　東京都日野市日野台3丁目1番地1
当社本店　（末尾の会場ご案内略図をご参照ください。）

3．目 的 事 項

報 告 事 項　1．第96期（平成19年4月1日から平成20年3月31日まで）事業報告の内容、連結計算書類の内容ならびに会計監査人および監査役会の連結計算書類監査結果報告の件

2．第96期（平成19年4月1日から平成20年3月31日まで）計算書類の内容報告の件

決議事項

第１号議案　剰余金の処分の件

第２号議案　取締役11名選任の件

第３号議案　監査役５名選任の件

第４号議案　当社の取締役、執行役員および従業員等に新株予約権を無償で発行する件

第５号議案　自己株式取得の件

第６号議案　役員賞与支給の件

第７号議案　退任取締役３名および退任監査役１名に対し退職慰労金贈呈ならびに退職慰労金制度廃止に伴う打ち切り支給の件

第８号議案　取締役および監査役の報酬額改定の件

［なお、招集通知に添付すべき事業報告、連結計算書類、計算書類および監査報告書謄本は、別添の「第96期報告書」に記載のとおりであります。］

以　上

※

◎当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申し上げます。

◎議決権の不統一行使をされる場合には、本定時株主総会の日の３日前（平成20年６月21日）までに、議決権の不統一行使を行う旨とその理由を書面により当社にご通知ください。

◎株主総会参考書類および添付書類に修正が生じた場合は、インターネット上の当社ウェブサイト（http://www.hino.co.jp/）に掲載させていただきます。

候補者番号	氏名（生年月日）	略歴、地位、担当および他の法人等の代表状況	所有する当社株式の数
10	※ わぐけんじ 和具健治 （昭和25年12月16日生）	昭和49年４月　当社入社 平成10年６月　当社品質保証部長 平成13年６月　当社参与品質保証部長 平成15年６月　当社執行役員 平成17年６月　当社常務執行役員 （現在に至る）	6,000株
11	※ やまもとあきまさ 山本章正 （昭和25年１月25日生）	昭和47年４月　トヨタ自動車工業株式会社入社 平成11年１月　トヨタ自動車株式会社経理部主計室長（部長級） 平成13年３月　米国トヨタ自動車販売株式会社出向 同社上級副社長 平成16年１月　中央発條株式会社顧問 平成16年６月　同社常務取締役 平成18年６月　同社専務取締役 平成19年６月　当社常務執行役員 （現在に至る）	10,000株

（注）１．※印は、新任候補者を示します。

２．各候補者と当社との間に特別の利害関係はありません。

３．取締役候補者のうち、近藤詔治氏は、平成14年６月から平成15年６月まで当社の親会社であるトヨタ自動車株式会社の常務取締役（経営企画部、調査部、法務部、ＩＴマネジメント部、事業開発部、マリン事業部、バイオ緑化事業部、情報システム部門＜コーポレートＩＴ部＞担当）でした。

４．取締役候補者のうち、白井芳夫氏は、平成14年６月から平成15年６月まで当社の親会社であるトヨタ自動車株式会社の取締役（第２開発センター長、士別車両実験部長）、平成15年６月から平成16年６月まで同社常務役員（第１トヨタセンター長、環境部、技術統括部担当）、平成16年６月から平成17年６月まで同社常務役員（第１トヨタセンター長、環境部、技術統括部、ＥＱ推進部担当）、平成17年６月から平成18年６月まで同社専務取締役（技術管理本部長、技術統括部担当、第２トヨタセンター長）、平成18年６月から平成19年６月まで同社専務取締役（商品開発本部長、技術統括部担当、第２トヨタセンター長）でした。

５．取締役候補者のうち、藤井恒彦氏は、平成10年６月から平成17年２月まで当社の親会社であるトヨタ自動車株式会社の渉外部長でした。

６．取締役候補者のうち、笠井　学氏は、平成14年６月から平成16年２月まで当社の親会社の子会社である東京トヨペット株式会社の取締役兼常務執行役員（Ｕカー事業本部長、営業本部副本部長、人材開発センター、Ｐセンター担当）、平成16年２月から同年６月まで同社取締役兼常務執行役員（Ｕカー事業本部長、営業本部副本部長、人材開発センター担当）でした。

７．取締役候補者のうち、山本章正氏は、平成13年３月から平成15年12月まで当社の親会社の子会社である米国トヨタ自動車販売株式会社の上級副社長（管理部門担当）でした。

第３号議案　監査役５名選任の件

現任監査役全員（５名）は、本定時株主総会終結の時をもって任期が満了いたしますので、監査役５名の選任をお願いするものであります。

その候補者は次のとおりであります。

なお、本議案につきましては、監査役会の同意を得ております。

候補者番号	氏名（生年月日）	略歴、地位、担当および他の法人等の代表状況	所有する当社株式の数
1	荻野明彦（おぎのあきひこ） （昭和27年２月24日生）	昭和51年４月　当社入社 平成15年６月　当社総務部長 平成17年６月　当社常勤監査役 （現在に至る）	6,000株
2	※ 渡春樹（わたりはるき） （昭和26年４月10日生）	昭和50年４月　当社入社 平成11年４月　当社設備資材購買部長 平成15年６月　当社参与人事部長 （現在に至る）	1,000株
3	辻井昭雄（つじいあきお） （昭和７年12月19日生）	昭和31年４月　近畿日本鉄道株式会社入社 平成元年６月　同社取締役 平成３年６月　同社常務取締役 平成５年６月　同社専務取締役 平成６年６月　同社取締役副社長 平成11年６月　同社取締役社長 平成14年６月　当社監査役 （現在に至る） 平成15年６月　近畿日本鉄道株式会社取締役会長 平成19年６月　同社相談役 （現在に至る） [他の法人等の代表状況] 関西経営者協会会長	2,000株

候補者番号	氏名 （生年月日）	略歴、地位、担当および他の法人等の代表状況	所有する当社株式の数
4	いしざかよしお 石坂芳男 （昭和15年1月9日生）	昭和39年3月　トヨタ自動車販売株式会社入社 平成4年9月　トヨタ自動車株式会社取締役 平成8年6月　米国トヨタ自動車販売株式会社取締役社長 平成11年6月　トヨタ自動車株式会社専務取締役 平成13年6月　同社取締役副社長 平成17年6月　同社相談役 （現在に至る） 平成17年6月　当社監査役 （現在に至る）	4,000株
5	いけぶちこうすけ 池渕浩介 （昭和12年3月4日生）	昭和35年4月　トヨタ自動車工業株式会社入社 昭和63年9月　トヨタ自動車株式会社取締役 平成6年9月　同社常務取締役 平成8年6月　同社専務取締役 平成11年6月　同社取締役副社長 平成13年6月　同社取締役副会長 平成17年6月　同社相談役・技監 （現在に至る） 平成18年6月　当社監査役 （現在に至る） ［他の法人等の代表状況］ 株式会社名古屋グランパスエイト代表取締役社長 社団法人中部産業連盟会長	2,000株

（注）1．※印は、新任候補者を示します。
2．辻井昭雄氏、石坂芳男氏および池渕浩介氏は、社外監査役候補者であります。
3．各候補者と当社との間に特別の利害関係はありません。
4．社外監査役候補者のうち、辻井昭雄氏は、長年にわたり近畿日本鉄道株式会社の取締役として経営に携わり、この職歴を通じて培った経営の専門家としての豊富な経験と幅広い見識を当社の監査に反映していただくため、社外監査役としての選任をお願いするものであります。
5．社外監査役候補者のうち、石坂芳男氏は、長年にわたりトヨタ自動車株式会社の取締役として経営に携わり、この職歴を通じて培った経営の専門家としての豊富な経験と幅広い見識を当社の監査に反映していただくため、社外監査役としての選任をお願いするものであります。

6．社外監査役候補者のうち、池渕浩介氏は、長年にわたりトヨタ自動車株式会社の取締役として経営に携わり、この職歴を通じて培った経営の専門家としての豊富な経験と幅広い見識を当社の監査に反映していただくため、社外監査役としての選任をお願いするものであります。
7．社外監査役候補者のうち、石坂芳男氏は、平成14年６月から平成17年６月まで当社の親会社であるトヨタ自動車株式会社の取締役副社長（海外各本部担当）でした。
8．社外監査役候補者のうち、池渕浩介氏は、平成14年６月から平成17年６月まで当社の親会社であるトヨタ自動車株式会社の取締役副会長でした。
9．社外監査役候補者である辻井昭雄氏、石坂芳男氏および池渕浩介氏が、当社の社外監査役に就任してからの年数は、本定時株主総会の終結をもって以下のとおりであります。
①辻井昭雄氏　６年間
②石坂芳男氏　３年間
③池渕浩介氏　２年間
10．社外監査役候補者である辻井昭雄氏が、社外取締役として在任しているテレビ大阪株式会社においては、平成18年11月に同社が発注した外注費を同社社員が不正に流用する事件が、また、平成19年12月に同社の得意先からの売上を同社社員が着服する事件がございました。
当該事件を受けて、同社の取締役の一員として、法令遵守体制や内部管理体制の強化につき、取締役会にて様々な提言を行っております。
11．当社と社外監査役候補者である辻井昭雄氏、石坂芳男氏および池渕浩介氏との間では、会社法第423条第１項に定める責任について、その職務を行うにつき善意でありかつ重大な過失がなかったときは、会社法第425条第１項に定める額を責任の限度とする契約を締結しております。

第４号議案　当社の取締役、執行役員および従業員等に新株予約権を無償で発行する件

会社法第236条、第238条および第239条の規定に基づき、次の要領により、当社の取締役、執行役員および従業員等に対して、新株予約権を無償で発行すること（いわゆるストックオプションの付与）および募集事項の決定を当社取締役会に委任することのご承認をお願いするものであります。

なお、当社取締役に対する新株予約権の無償発行は、会社法第361条の取締役に対する金銭でない報酬等に該当し、また、その額が確定していないため、報酬として割当てる新株予約権の算定方法もあわせてご承認をお願いするものであります。

なお、第２号議案をご承認いただいた場合、割当てを受ける当社取締役は、11名となり、当社取締役への新株予約権の割当て数は、700個となります。

１．新株予約権を無償で発行する理由

当社の取締役、執行役員および従業員等の業績向上に対する意欲や士気を一層高め、国際競争力の増大に資するため、次の要領により新株予約権を発行するものであります。

２．新株予約権発行の要領

(1) 新株予約権の割当てを受ける者

当社の取締役、執行役員および従業員等

(2) 新株予約権の目的である株式の種類および数

当社普通株式1,300,000株を上限とする。

ただし、下記(3)により各新株予約権の行使により発行する（発行に代えて自己株式を移転する場合を含む。以下同じ。）株式数が調整される場合には、調整後株式数に募集する新株予約権の総数を乗じた数に調整されるものとする。

(3) 新株予約権の総数

1,300個を上限とする。

なお、各新株予約権の目的である株式数（以下「付与株式数」という。）は1,000株とする。ただし、付与株式数は、新株予約権の割当日後、当社が株式分割（普通株式の無償割当てを含む。以下同じ。）または株式併合を行う場合、次の算式により調整されるものとする。

調整後株式数＝調整前株式数×分割（または併合）の比率

かかる調整は当該時点において未行使の新株予約権の目的たる株式の数についてのみ行われ、調整の結果により生じる１株未満の端数については、これを切り

捨てるものとする。

(4) 新株予約権と引換えに払込む金銭

本定時株主総会の委任に基づいて募集事項の決定をすることができる新株予約権につき、金銭の払込みを要しないこととする。

(5) 新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権の行使により交付を受けることができる株式1株当たりの払込金額（以下「行使価額」という。）に付与株式数を乗じた金額とする。行使価額は、以下のとおりとする。

新株予約権の割当日の東京証券取引所における当社普通株式の普通取引の終値（取引が成立しない場合はその前日以前の取引が成立した取引日のうち新株予約権の割当日に最も近い日の終値）に1.025を乗じた金額とし、1円未満の端数は切り上げる。

なお、行使価額の調整は以下のとおりとする。

① 新株予約権の割当日後、当社が株式分割または株式併合を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{株式分割（または株式併合）の比率}}$$

② 新株予約権の割当日後、当社が時価を下回る価額で普通株式の発行または普通株式の自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、新株予約権の行使の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記算式中の「既発行株式数」からは、当社が保有する自己株式の数を除くものとし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

③ 新株予約権の割当日後に他の種類株式の普通株主への無償割当て、他の会社の株式の普通株主への配当を行う場合、その他これらの場合に準じ、行使価額の調整を必要とする場合には、合理的な範囲で、行使価額は適切に調整されるものとする。

(6) 新株予約権の行使期間

平成22年８月１日から平成28年７月31日まで

(7) 新株予約権の行使の条件

① 各新株予約権の一部行使はできないものとする。

② 新株予約権者は、当社第96回定時株主総会終結後２年内の最終の決算期に関する定時株主総会終結まで、当社の取締役、執行役員または従業員等の地位にあることを要する。

③ 新株予約権者は、当社の取締役、執行役員、従業員等の地位を失った後も２年間に限り、新株予約権を行使することができる。ただし、自己都合による退任もしくは退職または解任もしくは解雇により、その地位を失った場合は、新株予約権は即時失効する。

④ 新株予約権の相続はこれを認めない。

⑤ その他の行使条件については、当社第96回定時株主総会決議および取締役会決議に基づき、当社と新株予約権者との間で締結する契約に定めるところによる。

(8) 新株予約権の取得の事由および条件

当社が消滅会社となる合併契約書が株主総会で承認されたとき、または当社が完全子会社となる株式交換契約書もしくは株式移転の議案が株主総会で承認されたときは、取締役会が別途定める日に、当社は、新株予約権を無償で取得することができる。

(9) 新株予約権の譲渡制限

譲渡による新株予約権の取得については、取締役会の承認を要する。

(10) 新株予約権の行使により株式を発行する場合における増加する資本金および資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果１円未満の端数が生じたときは、その端数を切り上げるものとする。

② 新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記①記載の資本金等増加限度額から①に定める増加する資本金の額を減じた額とする。

(11) 端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

(12) 新株予約権の公正価額の算定方法

新株予約権の公正価額は、割当日における諸条件を元にブラック・ショールズ・モデルを用いて算定する。

第5号議案　自己株式取得の件

ストックオプションに対応するための代用自己株式として利用することを目的として、会社法第156条の規定に基づき、本定時株主総会終結の翌日から1年間を取得期間として、当社普通株式を、株式総数1,300,000株、総額12億円を限度とする金銭を対価として取得することにつき、ご承認をお願いするものであります。

第6号議案　役員賞与支給の件

当期の役員賞与といたしましては、当期末時点の取締役12名および監査役5名に対し、当期の業績等を勘案し、取締役賞与金183,000,000円、監査役賞与金24,000,000円を支給いたしたいと存じます。

なお、各氏に対する具体的な金額、時期、方法等は、取締役については取締役会に、監査役については監査役の協議にそれぞれご一任願いたいと存じます。

第７号議案　退任取締役３名および退任監査役１名に対し退職慰労金贈呈ならびに退職慰労金制度廃止に伴う打ち切り支給の件

本定時株主総会終結の時をもって任期満了により取締役を退任される蛇川忠暉氏、杉﨑愼一郎氏、萩原文二氏の３氏ならびに任期満了により監査役を退任される瀬沼昭氏に対し、その在任中の労に報いるため、退職慰労金を当社取締役退職慰労金内規および監査役退職慰労金内規に基づき相当額の範囲内で贈呈いたしたいと存じます。

その具体的金額、時期、方法等については、取締役については取締役会に、また監査役については監査役の協議にご一任願いたいと存じます。

退任取締役、退任監査役各氏の略歴は次のとおりであります。

氏名	略歴
蛇川忠暉（じゃがわ ただあき）	平成13年６月　当社取締役社長 平成16年６月　当社取締役会長（現在に至る）
杉﨑愼一郎（すぎさき しんいちろう）	平成13年６月　当社専務取締役 平成17年６月　当社取締役副社長（現在に至る）
萩原文二（はぎわら ぶんじ）	平成15年６月　当社専務取締役 平成17年６月　当社取締役副社長（現在に至る）
瀬沼昭（せぬま あきら）	平成18年６月　当社常勤監査役（現在に至る）

また、当社は、平成20年５月26日開催の取締役会において、経営改革の一環として、本定時株主総会終結の時をもって取締役および監査役の退職慰労金制度を廃止することを決議いたしました。

つきましては、第２号議案および第３号議案をご承認いただいた場合に重任される取締役９名および監査役４名に対し、本定時株主総会の終結の時までの在任期間をもとに、当社取締役退職慰労金内規および監査役退職慰労金内規に基づき、相当額の範囲内で退職慰労金を打ち切り支給することとし、その具体的金額、方法等は取締役については取締役会に、また監査役については監査役の協議にご一任願いたいと存じます。なお、支給の時期は各氏の取締役退任および監査役退任の時といたしたいと存じます。

第２号議案および第３号議案をご承認いただいた場合に重任される取締役および監査役各氏の略歴は次のとおりであります。

氏　　名	略　　歴
こんどう　しょうじ 近藤　詔治	平成15年６月　当社取締役副社長 平成16年６月　当社取締役社長（現在に至る）
しらい　よしお 白井　芳夫	平成19年６月　当社取締役副社長（現在に至る）
やまもと　たかひこ 山本　隆彦	平成16年６月　当社専務取締役 平成18年６月　当社取締役副社長（現在に至る）
いちかわ　まさかず 市川　正和	平成16年６月　当社専務取締役（現在に至る）
いのうえ　としき 井上　俊紀	平成16年６月　当社専務取締役（現在に至る）
ふじい　つねひこ 藤井　恒彦	平成17年６月　当社専務取締役（現在に至る）
かさい　まなぶ 笠井　学	平成17年６月　当社専務取締役（現在に至る）
おかざき　せいえい 岡崎　清英	平成17年６月　当社専務取締役（現在に至る）
ふじもと　しんじ 藤本　慎治	平成18年６月　当社専務取締役（現在に至る）
おぎの　あきひこ 荻野　明彦	平成17年６月　当社常勤監査役（現在に至る）
つじい　あきお 辻井　昭雄	平成14年６月　当社監査役（現在に至る）
いしざか　よしお 石坂　芳男	平成17年６月　当社監査役（現在に至る）
いけぶち　こうすけ 池渕　浩介	平成18年６月　当社監査役（現在に至る）

第８号議案　取締役および監査役の報酬額改定の件

当社の取締役の報酬額は、平成16年６月29日開催の第92回定時株主総会において、月額41百万円以内、監査役の報酬額は、平成11年６月24日開催の第87回定時株主総会において、月額10百万円以内と定められ現在に至っておりますが、今回の退任取締役および退任監査役に対する退職慰労金制度の廃止、その他諸般の事情を考慮いたしまして、取締役の報酬額を月額60百万円以内、監査役の報酬額を月額15百万円以内に改定させていただきたいと存じます。

また、第２号議案および第３号議案をご承認いただきますと、本定時株主総会終結の時をもって取締役は11名、監査役は５名となります。

以　上

メ モ 欄

株主総会会場ご案内略図



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「日野自動車前」下車
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工場見学会開催のご案内

株主総会終了後、ご希望の株主様を対象に工場見学会を開催いたします。

Document No.11

Rule 12g3-2(b)
File No.82-1388

日野自動車株式会社



HINO Report

（第96回定時株主総会招集ご通知添付書類）

第96期　報　告　書

2007年4月1日から2008年3月31日まで

HINO

Contents

(第96回定時株主総会招集ご通知添付書類)

事業報告……01

連結貸借対照表……14

連結損益計算書……15

連結株主資本等変動計算書……16

連結注記表……17

連結計算書類に係る会計監査人の監査報告書　謄本……21

貸借対照表……22

損益計算書……23

株主資本等変動計算書……24

個別注記表……25

会計監査人の監査報告書　謄本……29

監査役会の監査報告書　謄本……30

(ご参考)

トピックス……32

会社概要／株式の状況……36

株主メモ……37

事業報告 (平成19年4月1日から平成20年3月31日まで)

1. 企業集団の現況に関する事項

(1) 事業の経過およびその成果

当連結会計年度における我が国経済は、原油、原材料等の価格高騰があったものの、企業の設備投資や輸出の増加、堅調な個人消費により、景気は緩やかな拡大基調で推移いたしました。

また、海外経済につきましても、米国では景気減速感が見られたものの、ロシア、中国、インドおよび中東諸国等の新興国では高成長を持続するなど、景気は総じて堅調に推移いたしました。

当社グループ主力製品の国内普通トラック(大型·中型トラック)市場につきましては、平成15年度から続くディーゼル排出ガス規制による代替需要が昨年度後半に収束したことから、当連結会計年度の総需要は85千台と前期に比べ20千台(△19.3%)の減少となりました。また、小型トラック市場におきましても、総需要は90千台と前期に比べ31千台(△25.7%)の減少となりました。

このような経営環境の中、「人、そして物の移動を支え、豊かで住みよい世界と未来に貢献する」ことを使命とする当社グループは、「環境、エネルギー、安全」への取り組みを重要課題として、積極的な商品開発および市場展開を図りました。

まず、環境、エネルギー面では、大型トラック「日野プロフィア」の軽量·低燃費シリーズに、新開発エンジン「A09C」を搭載し、新長期排出ガス規制適合車として発売いたしました。新長期排出ガス規制適合車につきましては、平成17年よりいち早く発売いたしておりましたが、当連結会計年度におきましても、中型トラック「日野レンジャーハイブリッド」をはじめとして、中型バス「日野メルファ」「日野レインボー」シリーズ、小型バス「日野リエッセ」シリーズなどの同規制適合車を引き続き発売いたしました。また、中型トラック「日野レンジャーハイブリッド」、小型トラック「日野デュトロ」、大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」を平成27年度燃費基準達成車として発売いたしました。

また、安全面では、追突被害軽減ブレーキシステム「プリクラッシュセーフティ」を装備した大型トラック「日野プロフィア」の設定車型を拡大し発売いたしました。

なお、東京電力株式会社と共同開発した、トラックの「外部電源式アイドリングストップ冷暖房システム」が、環境負荷の低減に配慮した製品として認められ、第4回エコプロダクツ大賞の「エコプロダクツ大賞推進協議会会長賞(優秀賞)」を受賞いたしました。

また、東京モーターショー2007において、先進の安全技術を装備したトラック、"新しい旅のスタイル"を提案したバスなどを紹介いたしました。

この結果、国内普通トラック市場におきましては、当連結会計年度のシェアは32.4%となり、35年間連続して登録台数No.1を堅持しました。また、小型トラック市場では、過去最高のシェア16.6%を達成することができました。

なお、国内売上台数につきましては、前述の需要減少のもと普通トラック、小型トラック、バス総合計で46千台と前期に比べ6千台(△10.9%)減少いたしました。

また、海外市場につきましては、新規市場への参入および新工場建設などグローバルな生産·販売体制の強化に努めてまいりました。既進出市場においても各国·地域に適格な商品の投入や販売体制の強化を図り、さらにアジア、中南米および中近東地域における需要の増加も相まって、これら地域の国々で前期から大幅に売上台数を伸ばすことができました。その結果、当連結会計年度は、海外トラック·バスの売上台数は過去最高の66千台と前期に比べ15千台(29.4%)増加いたしました。

以上により、日野ブランド事業のトラック·バスの総売上台数は112千台となり、前期に比べ9千台(9.1%)の増加となりました。

一方、トヨタ自動車株式会社からの受託生産車につきましては、輸出向け「ハイラックスサーフ」の生産が増加したものの、米国向けを中心とした「FJクルーザー」の生産が減少した結果、受託生産車の総生産台数は201千台と前期に比べ2千台（△1.1%）減少いたしました。なお、平成20年3月より、「ランドクルーザープラド」の生産を開始いたしました。また、海外子会社におけるトヨタブランド車向けの部品供給を行うユニット受託事業につきましては、米国において新型車の足回り部品を受注するなど、好調に推移いたしました。

各事業ごとの具体的な施策は次のとおりであります。

【日野ブランド事業】

＜国内＞

国内事業展開に関しましては、前述の環境規制に対応した新型車発売に加え、サービス・部品・中古車・保険・ファイナンス等総合営業体制の確立を図り、商品力・販売力の強化に努めてまいりました。また、販売会社による「省燃費運転講習会」の推進体制の整備を図るなど、「お客様お役立ち活動」を充実してまいりました。なお、「お客様お役立ち活動」の一環として、お客様に省燃費かつ安全な運転を体得していただくことを目的に開設いたしました「お客様テクニカルセンター」（平成17年6月開設）の受講者が1万人を突破いたしました。

＜海外＞

海外事業展開に関しましては、米国において2番目となるトラック組立拠点をウェスト・バージニア州に新設いたしました。コロンビアにおきましては、トラック生産会社（日野モータース マニュファクチャリング コロンビア株式会社）を設立いたしました。また、中国におきましては、広州汽車集団股份有限公司との合弁会社である広汽日野自動車有限会社を設立することにより、中国本格参入への布石を打ちました。販売面につきましては、韓国においてスウェーデン スカニアAB社の韓国現地法人であります韓国スカニア社を通じて、日野製中型トラック（HINO500シリーズ）を発売、メキシコにおきましては、小型トラック（HINO300シリーズ）を発売するなど、新規市場への参入に積極的に取り組み、さらにトヨタグループ販売網との連携や英国販売網の拡充といった販売体制の強化にも取り組んでまいりました。また、商品面では各国・地域市場のニーズにより的確に対応した商品の投入を昨年度に引き続き実施してまいりました。

【トヨタ事業】

トヨタ事業展開に関しましては、羽村工場において、当社としては初めてとなる水性塗料を導入した新工場を立ち上げ、品質の向上に取り組んでまいりました。また、日野モータース マニュファクチャリング U.S.A.株式会社（米国の製造子会社）アーカンソー工場におきましては、トヨタ車「タンドラ」のアクスル出荷100千台を達成、同工場の安定稼動体制を確立し、トヨタグループのグローバルユニットサプライヤーとして、トヨタの世界戦略に貢献することができました。

以上のような取り組みの結果、当連結会計年度は、海外での日野ブランド車の売上台数の増加と海外子会社のユニット受託事業が好調に推移したことにより、連結売上高は1兆3,686億33百万円と前期に比べ809億65百万円（6.3%）の増収となりました。また、損益面におきましては、海外売上台数の増加、海外子会社の収益拡大および原価低減を推進した結果、連結営業利益は458億89百万円と前期に比べ91億87百万円（25.0%）の増益、連結経常利益は410億35百万円と41億93百万円（11.4%）の増益、連結当期純利益は221億78百万円と前期に比べ21億19百万円（10.6%）の増益となり、売上高、営業利益におきましては過去最高額を達成することができました。

なお、製品別売上の内訳は次表のとおりであります。

製品別売上の内訳

区分	台数	台数 前期比	金額	金額 前期比	金額 構成比
	台	%	百万円	%	%
国内	45,806	△10.9	321,374	△11.0	23.5
海外	65,871	29.4	276,767	34.8	20.2
トラック・バス計	111,677	9.1	598,142	5.6	43.7
車両	200,929	△ 1.1	357,747	2.0	26.1
海外生産用部品ほか	—	—	6,134	21.7	0.5
受託車計	200,929	△ 1.1	363,882	2.3	26.6
国内	—	—	48,722	△ 0.9	3.6
海外	—	—	17,198	5.2	1.2
補給部品計	—	—	65,921	0.6	4.8
国内	—	—	160,431	△ 5.1	11.7
海外	—	—	21,561	79.4	1.6
トヨタ	—	—	158,693	33.6	11.6
その他計	—	—	340,687	13.6	24.9
合計	—	—	1,368,633	6.3	100.0

(注) △印は、減少を示します。

(ご参考)

トラック・バス売上台数 (単位:台)



国内 海外
120,000
100,000
80,000
60,000
40,000
20,000
0
95,486
102,250
102,335
111,677
44,818
45,894
50,901
65,871
50,668
56,356
51,434
45,806
平成16
平成17
平成18
平成19 (年度)

受託車生産台数 (単位:台)



250,000
200,000
150,000
100,000
50,000
0
248,012
188,779
203,066
200,929
平成16
平成17
平成18
平成19 (年度)

(2) **設備投資の状況**
当連結会計年度の設備投資につきましては、生産能力増強対応設備、新製品対応設備および海外新工場建設を中心に、総額437億5百万円（前期比9.7%減）実施いたしました。

(3) **資金調達の状況**
当連結会計年度の資金調達につきましては、自己資金に加え、コマーシャルペーパー（CP）の発行および金融機関よりの借入にて賄いました。なお、当連結会計年度末有利子負債残高は、長期借入金の約定返済および運転資金の回収が進んだ結果、2,078億72百万円（前期末比386億88百万円減）となりました。

(4) **対処すべき課題**
平成20年度の我が国経済は、設備投資や個人消費は底堅く推移し、輸出については、中国をはじめとして高成長が続く中で、増加が見込まれますが、一方で、米国経済の減速と世界市場への影響の可能性、原油、原材料等の価格の上昇、為替・株式市場の動向が不安定であることなど懸念材料もあり、今後とも景気の状況を見極めながら、慎重に対処していく必要があります。
当社グループの主力市場であります国内トラック市場におきましては、原油高や物流効率化の影響などにより、引き続き厳しい状況が続くと予測されます。
一方、海外市場におきましては、米国トラック市場の低迷など懸念材料はありますが、これまで取り組んでまいりました施策の効果や、資源国をはじめとした需要の拡大により、総じて堅調な販売が続くと予想されます。

このような中、当社グループは、国内事業では、「お客様お役立ち活動」や「総合営業活動」をより一層充実、拡大することにより、市場が縮小する中でも台数を確保しつつ、車検や整備等のトータルサポート収益の拡大により経営基盤の強化を図ってまいります。
海外事業においては、大型・中型トラックに加え商品力を向上させた小型トラックを積極的に投入し、販売台数を伸ばしてまいります。大型・中型トラックについても現地のニーズに的確に対応した商品を追加投入し、販売台数を拡大してまいります。また、新規市場へも順次参入を図ってまいります。まずは、昨年11月に設立いたしました広汽日野自動車有限会社における新工場の円滑な立ち上げに全力で取り組むとともに、中国での事業基盤を早期に確立してまいります。また、お客様ごとに多種多様な仕様要求に応えつつ画期的に部品種類を削減するモジュール発想を取り入れた商品開発、車づくりにより、お客様のニーズに迅速に対応するとともに、コスト低減を図り、収益の拡大を目指してまいります。
トヨタ事業では、受託車の円滑な生産を進めるとともに、グローバルユニットサプライヤーとして、海外事業体でのユニット生産拡大を推進してまいります。

また、環境対応に関しましては、燃費向上の更なる追求や、ポスト新長期規制をはじめとした排出ガス規制に向けた開発を進め、環境負荷の低減に取り組んでまいります。

当社グループは、お客様との信頼関係を基に国内事業を経営の基盤としつつ、今後の成長のフィールドを海外事業へ広げ、「日本の日野から世界のHINOへ」と飛躍するべく、グループ一丸となって進めてまいります。
トヨタ自動車株式会社との関係につきましては、現在の協力関係をさらに緊密かつ強固なものとし、引き続き同社の信頼を維持・向上するべく努力してまいる所存であります。

株主の皆様には、何卒今後とも変わらぬご支援を賜りますようお願い申し上げます。

(5) 財産および損益の状況の推移

区　　分	平成16年度 第93期	平成17年度 第94期	平成18年度 第95期	平成19年度 (当連結会計年度) 第96期
売上高	1,130,100百万円	1,196,972百万円	1,287,668百万円	1,368,633百万円
営業利益	38,336百万円	40,522百万円	36,701百万円	45,889百万円
経常利益	39,751百万円	42,131百万円	36,841百万円	41,035百万円
当期純利益	17,672百万円	28,704百万円	20,059百万円	22,178百万円
1株当たり当期純利益金額	30円35銭	49円51銭	34円95銭	38円65銭
純資産	236,835百万円	277,005百万円	305,964百万円	308,758百万円
1株当たり純資産額	412円17銭	482円14銭	504円36銭	507円63銭
総資産	815,524百万円	912,916百万円	907,977百万円	874,369百万円

(注) 1. 当96期における増収の概況につきましては、前記「事業の経過およびその成果」に記載のとおりであります。
2. 第95期より「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日) および「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日) を適用しております。

(ご参考)


売上高 (単位:百万円)
国内
海外
トヨタ
1,500,000
1,200,000
900,000
600,000
300,000
0
1,130,100
408,196
181,749
540,155
1,196,972
399,586
198,490
598,896
1,287,668
474,569
233,661
579,438
1,368,633
522,576
315,528
530,529
平成16
平成17
平成18
平成19 (年度)


営業利益・経常利益・当期純利益 (単位:百万円)
営業利益
経常利益
当期純利益
50,000
40,000
30,000
20,000
10,000
0
38,336
39,751
7,672
40,522
42,131
8,704
36,701
36,841
0,059
45,889
1,035
2,178
平成16
平成17
平成18
平成19 (年度)

（ご参考）　**1株当たり当期純利益金額**（単位:円）



60
50
40
30
20
10
0
30.35
49.51
34.95
38.65
平成16
平成17
平成18
平成19（年度）

(6) 重要な親会社および子会社の状況（平成20年3月31日現在）

①親会社との関係

当社の親会社はトヨタ自動車株式会社であり、同社は当社の株式287,897千株（出資比率50.1%）を保有しております。

当社は昭和41年10月より、同社との業務提携を行っており、現在同社の乗用車「ハイラックスサーフ」・「ランドクルーザープラド」・「FJクルーザー」および小型トラック「ダイナ」・「トヨエース」の生産を受託しているほか、商品相互補完取引、トヨタ輸出網を通じた当社製品の販売など各般にわたって提携関係の発展・強化を図っております。

②重要な子会社の状況

会社名	所在地	資本金	当社の出資比率	主な事業内容
株式会社ソーシン	埼玉県	百万円 1,465	% ※ 97.5	自動車部品の製造・販売
株式会社武部鉄工所	神奈川県	135	51.7	板金加工部品の製造
株式会社トランテックス	石川県	1,100	100.0	トラックの架装
東京日野自動車株式会社	東京都	1,397	99.9	自動車の販売
大阪日野自動車株式会社	大阪府	700	100.0	自動車の販売
九州日野自動車株式会社	福岡県	372	100.0	自動車の販売
日野モータース マニュファクチャリング タイランド株式会社	タイ	百万タイ・バーツ 2,500	80.0	自動車の組立、ユニット部品の製造
日野モータース マニュファクチャリング U.S.A.株式会社	アメリカ	千米ドル 162,600	100.0	自動車の組立、ユニット部品の製造
日野モーター セールス オーストラリア株式会社	オーストラリア	千豪ドル 10,000	100.0	自動車の販売

（注）1. 日野モータース マニュファクチャリング U.S.A.株式会社につきましては、平成19年6月29日に実施した当社を引受先とする増資により、資本金が162,600千米ドル（前期末 155,000千米ドル）となりました。

2. 株式会社トランテックス、大阪日野自動車株式会社および九州日野自動車株式会社につきましては、財務体質の強化を図るため、当連結会計年度において減資を実施いたしました。

3. ※は、子会社による間接保有を含む比率です。

(7) 主要な事業内容（平成20年3月31日現在）

当社グループは、主として下記製品の製造および販売を行っております。

区	分	主要製品名
トラック	大型トラック	日野プロフィアシリーズ（HINO700シリーズ） 日野スカニアトラクター
	中型トラック	日野レンジャーシリーズ（HINO500シリーズ） HINO600シリーズ
	小型トラック	日野デュトロシリーズ（HINO300シリーズ）
バス	大型バス	日野セレガシリーズ 日野ブルーリボンシリーズ
	中型バス	日野メルファシリーズ 日野レインボーシリーズ
	小型バス	日野リエッセシリーズ 日野ポンチョシリーズ
受託車 （トヨタ自動車株式会社からの受託）	乗用車	ハイラックスサーフ ランドクルーザープラド FJクルーザー
	小型トラック	ダイナ トヨエース
補給部品等		国内・海外向け各種補給部品およびユニット部品等
その他		自動車用エンジン 船舶および発電機・建設機械等の産業用エンジン等

（注）（ ）は同製品を海外仕様とした海外での製品名です。

(8) 主要な事業所および工場（平成20年3月31日現在）

（当社）

名称	所在地
本社	東京都日野市
日野工場	東京都日野市
羽村工場	東京都羽村市
新田工場	群馬県太田市
田町事務所	東京都港区
茨城テストコース	茨城県常陸大宮市
北海道芽室テストコース	北海道河西郡芽室町
日高配車センター	埼玉県日高市
青梅部品センター	東京都青梅市

（国内子会社・海外子会社）

「(6)②重要な子会社の状況」をご参照ください。

⑼ **従業員の状況**（平成20年3月31日現在）

従業員数	前期末比増減
24,569名	1,097名増

（注）1. 従業員数は就業人員（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む。）を記載しております。
2. 上記は、臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員等）総数10,873名を除いて記載しております。

⑽ **主要な借入先**（平成20年3月31日現在）

借入先	借入額
	百万円
トヨタ自動車株式会社	51,727
株式会社三井住友銀行	23,333
株式会社三菱東京UFJ銀行	12,550

2. 株式に関する事項（平成20年3月31日現在）

⑴ **発行可能株式総数**　1,400,000,000株

⑵ **発行済株式の総数**　574,580,850株（うち自己株式559,071株）

⑶ **1単元の株式数**　1,000株

⑷ **株主数**　13,189名（前期末比4,546名減）

⑸ **大株主**（上位10名）

株主名	持株数	出資比率
	千株	%
トヨタ自動車株式会社	287,897	50.1
日本マスタートラスト信託銀行株式会社（信託口）	26,309	4.5
日本トラスティ・サービス信託銀行株式会社（信託口）	21,208	3.6
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	10,031	1.7
東京海上日動火災保険株式会社	6,104	1.0
株式会社竹中工務店	5,562	0.9
ステートストリートバンクアンドトラストカンパニー	5,463	0.9
株式会社永坂産業	4,255	0.7
メロンバンクエヌエーアズエージェントフォーイッツクライアントメロンオムニバスユーエスペンション	4,145	0.7
日清紡績株式会社	4,079	0.7

（注）出資比率は自己株式を控除して計算しております。

3. 会社役員に関する事項

(1) **取締役および監査役の氏名等**（平成20年3月31日現在）

地　　位	氏　　名	担当および他の法人等の代表状況等
代表取締役会長	蛇川忠暉	経営全般 財団法人日野自動車グリーンファンド理事長
代表取締役社長	近藤詔治	経営全般
取締役副社長	白井芳夫	経営全般、小型トラックプロジェクト室担当
取締役副社長	杉﨑慎一郎	経営全般（国内営業/海外/PT営業/企画）、環境/管理機能担当、日野工業高等学園担当
取締役副社長	萩原文二	経営全般（車両開発）、品質保証/商品開発/ユニット開発/研究・実験機能担当
取締役副社長	山本隆彦	経営全般（生管・物流/製造）、生産技術/製造（生産調査部）/調達機能担当
専務取締役	市川正和	海外営業/海外事業企画機能担当、小型トラックプロジェクト室担当
専務取締役	井上俊紀	車両開発機能担当 株式会社アトラデザイン代表取締役社長
専務取締役	藤井恒彦	PT営業/企画機能担当
専務取締役	笠井　学	国内営業機能担当、バス事業室担当
専務取締役	岡﨑清英	生管・物流（生産企画部/新車進行管理部/生産管理部/物流企画部）機能担当
専務取締役	藤本慎治	生管・物流（サービスパーツ物流部）/製造（グローバル安全健康推進部/KD部/海外支援室/日野工場/羽村工場/新田工場）機能担当、日野工場長
常勤監査役	瀬沼　昭	
常勤監査役	荻野明彦	
監査役	辻井昭雄	株式会社近鉄エクスプレス取締役会長 関西経営者協会会長 近畿日本鉄道株式会社相談役
監査役	石坂芳男	トヨタ自動車株式会社相談役
監査役	池渕浩介	株式会社名古屋グランパスエイト代表取締役社長 社団法人中部産業連盟会長 トヨタ自動車株式会社相談役・技監

(注) 1. 監査役 辻井昭雄氏、石坂芳男氏および池渕浩介氏は、社外監査役です。
2. 白井芳夫氏は、平成19年6月26日開催の第95回定時株主総会において新たに選任された取締役です。

(2) **取締役および監査役の報酬等の額**

区分	人員	支払額
	名	百万円
取締役	12	760
監査役	5	92
合計	17	853

(注) 1. 上記の報酬等の支払額には、平成20年6月25日開催の第96回定時株主総会において第6号議案「役員賞与支給の件」が承認された場合の額を含めております。
2. 上記の報酬等の支払額には、当事業年度に係る役員退職慰労引当金の増加額を含めております。
3. 平成16年6月29日開催の第92回定時株主総会において、取締役の報酬額は月額41百万円以内と決議いただいております。
4. 平成11年6月24日開催の第87回定時株主総会において、監査役の報酬額は月額10百万円以内と決議いただいております。
5. 上記のうち、社外監査役に対する報酬等の支払額は3名18百万円です。
6. 上記のほか、社外監査役が当社親会社または当該親会社の子会社から受けた役員としての報酬等の額は2名9百万円です。

(参考)

平成19年6月26日開催の第95回定時株主総会決議による支払額

取締役および監査役賞与金　160百万円

(3) **社外役員に関する事項**

①他の会社における業務執行取締役等、他の会社における社外役員の兼任状況（平成20年3月31日現在）

区分	氏名	兼任状況
社外監査役	辻井昭雄	株式会社近鉄エクスプレス取締役会長（社外取締役） 関西電力株式会社社外取締役
	石坂芳男	関東自動車工業株式会社社外監査役 あいおい損害保険株式会社社外監査役
	池渕浩介	株式会社名古屋グランパスエイト代表取締役社長 ダイハツ工業株式会社社外監査役 ダイキン工業株式会社社外取締役

(注) 社外監査役池渕浩介氏は、株式会社名古屋グランパスエイトの代表取締役社長を兼任しておりますが、同社と当社との間には重要な取引関係はありません。

②当事業年度における主な活動状況（取締役会および監査役会への出席状況・発言状況）

取締役会につきましては、辻井昭雄氏は約5割、石坂芳男氏は約7割、池渕浩介氏は約6割に出席いたしました。各社外監査役は、それぞれの経営者としての豊富な経験に基づき、適宜議案の審議に必要な発言を行いました。

監査役会につきましては、辻井昭雄氏は約8割、石坂芳男氏は約7割、池渕浩介氏は約7割に出席いたしました。

なお、各社外監査役が、取締役会および監査役会にやむをえず出席できなかった場合には、取締役会および監査役会から適宜報告を受け、意見しております。

③責任限定契約の概要
当社と各社外監査役との間では、会社法第423条第1項に定める責任について、その職務を行うにつき善意でありかつ重大な過失がなかったときは、会社法第425条第1項に定める額を責任の限度とする契約を締結しております。

4. 会計監査人の状況

(1) 会計監査人の名称
あらた監査法人

(2) 当事業年度に係る会計監査人の報酬等の額

	百万円
①当社が支払うべき報酬等の額	48
②当社および当社子会社が支払うべき金銭その他の財産上の利益の合計額	131

(注) 1. 当社と会計監査人との間の監査契約においては、会社法上の監査に対する報酬等の額と金融商品取引法上の監査に対する報酬等の額等を区分しておらず、かつ、実質的にも区分できないことから、上記①の金額には、これらの合計金額を記載しております。
2. 上記②の金額には、公認会計士法第2条第1項の業務以外の業務である、財務報告に関する内部統制構築アドバイザリー業務、情報開示に関する助言・指導に対する報酬等を含んでおります。
3. なお、当社の重要な子会社のうち日野モータース マニュファクチャリング タイランド株式会社、日野モータース マニュファクチャリング U.S.A.株式会社および日野モーター セールス オーストラリア株式会社は、当社の会計監査人以外の監査法人（外国における当該資格に相当する資格を有するものを含む。）の監査（会社法または金融商品取引法（これらの法律に相当する法令を含む。）の規定によるものに限る。）を受けております。

(3) 会計監査人の解任または不再任の決定の方針
法令に定める事由または会計監査人の適格性・独立性を害する事由等の発生により、適正な監査の遂行が困難であると認められる場合等に、必要に応じて解任または不再任に関する決定を行います。

5. 会社の体制および方針

(1) 取締役の職務の執行が法令および定款に適合することを確保するための体制その他業務の適正を確保するための体制
当社は、上記体制につき取締役会において、以下の基本方針により整備することを決議いたしました。

1)取締役の職務の執行が法令および定款に適合することを確保するための体制
①役員研修等の場において、取締役が法令および定款に則って行動するよう徹底する。
②業務執行にあたっては、取締役会および組織横断的な各種会議体で、総合的に検討したうえで意思決定を行う。

また、これらの会議体への付議事項を定めた規程に基づき、適切に付議する。
③企業倫理、コンプライアンスおよびリスク管理に関する重要課題と対応についてコンプライアンス・リスク管理委員会等で適切に審議する。また、組織横断的な各種会議体で各機能におけるリスクの把握および対応の方針と体制について審議し、決定する。

2)取締役の職務の執行に係る情報の保存および管理に関する体制
取締役の職務の執行に係る情報は、関係規程ならびに法令に基づき、各担当部署に適切に保存および管理させる。

3)損失の危険の管理に関する規程その他の体制
①予算制度等により資金を適切に管理するとともに、稟議制度等により所定の権限および責任に基づいて業務および予算の執行を行う。重要案件については、取締役会や各種会議体への付議基準を定めた規程に基づき、適切に付議する。
②資金の流れや管理の体制を文書化する等、適正な財務報告の確保に取り組むほか、関係法令等に則り、適時適正な情報開示を確保する。
③安全、品質、環境等のリスクならびにコンプライアンスについて、各担当部署が、必要に応じ、規則を制定し、あるいはマニュアルを作成し配付すること等により、管理する。
④災害等の発生に備えて、マニュアルの整備や訓練を行うほか、必要に応じて、リスク分散措置および保険付保等を行う。

4)取締役の職務の執行が効率的に行われることを確保するための体制
①中長期の経営方針および年度毎の会社方針を基に、組織の各段階で方針を具体化し、一貫した方針管理を行う。
②機能担当取締役が、経営と執行の連携をとりながら経営方針に基づいて執行役員を指揮監督するとともに、常務執行役員および執行役員に各部門における執行の権限を与えて機動的な意思決定を行う。

5)使用人の職務の執行が法令および定款に適合することを確保するための体制
①各組織の業務分掌を明確化するとともに、継続的な改善を図る土壌を維持する。
②法令遵守およびリスク管理の仕組みを不断に見直し、実効性を確保する。そのため、各部署が点検し、コンプライアンス・リスク管理委員会等に報告する等の確認を実施する。
③コンプライアンスに関わる問題および疑問点に関しては、HINOコンプライアンス相談窓口等を通じて、法令遵守ならびに企業倫理に関する情報の早期把握および解決を図る。

6)株式会社ならびにその親会社および子会社から成る企業集団における業務の適正を確保するための体制
①グループ共通の行動憲章として、親会社であるトヨタ自動車株式会社のトヨタ基本理念やトヨタ行動指針を踏まえた「日野行動指針」を子会社に展開し、グループの健全な業務の適正確保の環境の醸成を図る。人的交流を通じて「日野行動指針」の浸透も図る。
②子会社の財務および経営を管理する部署と事業活動を管理する部署の役割を明確化し、子会社の多面的な管理を図る。また、トヨタ自動車株式会社および当社子会社との定期および随時の情報交換を通じて、当社および当社子会社の業務の適正性と適法性を確認する。

7)監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する体制
監査役の職務を補助すべきスタッフを監査役付として数名置く。

8)前号の使用人の取締役からの独立性に関する事項
前号におけるスタッフの人事については、事前に監査役会または監査役会の定める常勤監査役の同意を得る。

9)取締役および使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
①取締役は、主な業務執行について担当部署を通じて適宜適切に監査役に報告するほか、会社に著しい損害を及ぼすおそれのある事実を発見したときは直ちに監査役に報告する。
②取締役および常務執行役員、執行役員その他の使用人は、監査役の求めに応じ、定期的に、また随時監査役に事業の報告をする。

10)その他監査役の監査が実効的に行われることを確保するための体制
主要な役員会議体には監査役の出席を得るとともに、監査役による重要書類の閲覧、会計監査人との定期的および随時の情報交換の機会等を確保する。

(注) 平成19年7月に、従来の「日野倫理綱領」が改訂され「日野行動指針」となりました。

(2) 剰余金の配当等の決定に関する方針

当社は、財務体質の強化を図りつつ、毎期の業績、新規投資、連結配当性向等を勘案しながら、成果の配分を高めていくことを基本方針としています。

(注) 本事業報告に記載の金額および株式数は、表示単位未満を切り捨てて表示しております。

連結貸借対照表（平成20年３月31日現在）

（百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
流動資産	400,115	流動負債	456,983
現金及び預金	29,108	支払手形及び買掛金	195,741
受取手形及び売掛金	238,526	短期借入金	114,623
たな卸資産	102,565	コマーシャルペーパー	32,000
繰延税金資産	16,716	一年内返済予定の長期借入金	23,618
その他	16,928	未払金	13,312
貸倒引当金	△ 3,729	未払法人税等	9,276
		賞与引当金	4,526
固定資産	474,254	役員賞与引当金	503
有形固定資産	344,807	製品保証引当金	10,935
建物及び構築物	106,523	その他	52,444
機械装置及び運搬具	108,866	固定負債	108,627
工具器具備品	14,199	長期借入金	37,630
リース資産	10,288	繰延税金負債	4,761
土地	95,409	土地再評価に係る繰延税金負債	3,732
建設仮勘定	9,520	退職給付引当金	37,090
		役員退職慰労引当金	2,800
無形固定資産	25,716	その他	22,612
ソフトウェア	25,217		
その他	498	負債合計	565,610
		（純資産の部）	
投資その他の資産	103,730	株主資本	273,058
投資有価証券	86,566	資本金	72,717
長期貸付金	3,571	資本剰余金	64,327
繰延税金資産	2,107	利益剰余金	136,393
その他	17,555	自己株式	△ 379
貸倒引当金	△ 6,070	評価・換算差額等	18,241
		その他有価証券評価差額金	21,939
		土地再評価差額金	1,617
		為替換算調整勘定	△ 5,315
		少数株主持分	17,458
		純資産合計	308,758
資産合計	874,369	負債純資産合計	874,369

（注）記載金額は百万円未満を切り捨てて表示している。

連結損益計算書（自平成19年４月１日　至平成20年３月31日）

（百万円）

科目	金額	
売上高		1,368,633
売上原価		1,172,976
売上総利益		195,656
販売費及び一般管理費		149,767
営業利益		45,889
営業外収益		
受取利息及び配当金	3,062	
持分法による投資利益	871	
雑益	1,814	5,747
営業外費用		
支払利息	5,106	
雑損	5,495	10,602
経常利益		41,035
特別利益		
固定資産売却益	1,264	
投資有価証券等売却益	35	
その他	147	1,447
特別損失		
固定資産売廃却損	1,861	
固定資産減損損失	146	
投資有価証券等評価損	44	
過年度役員退職慰労引当金繰入額	2,494	
その他	1,051	5,596
税金等調整前当期純利益		36,885
法人税、住民税及び事業税	16,789	
法人税等調整額	△ 3,713	13,076
少数株主利益		1,629
当期純利益		22,178

（注）記載金額は百万円未満を切り捨てて表示している。

連結株主資本等変動計算書（自平成19年4月1日　至平成20年3月31日）

（百万円）

	株主資本					評価・換算差額等				少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成19年3月31日残高	72,717	64,309	120,026	△325	256,728	33,388	1,547	△2,222	32,713	16,522	305,964
連結会計年度中の変動額											
剰余金の配当			△5,740		△5,740						△5,740
土地再評価差額金の取崩			△70		△70						△70
当期純利益			22,178		22,178						22,178
自己株式の取得				△56	△56						△56
自己株式の処分		17		1	19						19
株主資本以外の項目の連結会計年度中の変動額（純額）						△11,449	70	△3,092	△14,471	935	△13,535
連結会計年度中の変動額合計	－	17	16,367	△54	16,330	△11,449	70	△3,092	△14,471	935	2,794
平成20年3月31日残高	72,717	64,327	136,393	△379	273,058	21,939	1,617	△5,315	18,241	17,458	308,758

（注）記載金額は百万円未満を切り捨てて表示している。

連結注記表

[連結計算書類作成のための基本となる重要な事項]

1．連結の範囲に関する事項

連結子会社の数……………………74社

連結子会社名

(国内販売会社)

東京日野自動車㈱、大阪日野自動車㈱　ほか　計30社

(国内仕入先)

㈱ソーシン、㈱武部鉄工所　ほか　計23社

(海外会社)

日野モータース　マニュファクチャリング　タイランド㈱　ほか　計17社

(その他)　計 4社

(連結子会社の増加)

新規設立による増加（3社）

日野モータース　マニュファクチャリング　コロンビア㈱

日野ハーモニー㈱

日野自動車（中国）㈲　計 3社

2．持分法の適用に関する事項

持分法を適用した会社の数……16社

(国内販売会社)

広島日野自動車㈱、石川日野自動車㈱　ほか　計 6社

(国内仕入先)

ジェイ・バス㈱、澤藤電機㈱　ほか　計 8社

(海外会社)

瀋陽瀋飛日野㈲　ほか　計 2社

(持分法適用会社の増加)

新規設立による増加（1社）

広汽日野自動車㈲　計 1社

持分法を適用しない関連会社のうち主要な会社の名称

高知県交通㈱、鈴江茨城㈱、木下工業㈱

持分法非適用の関連会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても連結計算書類に重要な影響を与えていないため、持分法の適用から除外している。

3．連結子会社の事業年度に関する事項

連結子会社のうち連結決算日が異なる会社

(決算日) 12月31日 ……………………日野パック モータース㈱

上海日野エンジン㈲

㈱タケベ（タイランド）

日野モータース　マニュファクチャリング　コロンビア㈱

日動自動車（中国）㈲

連結計算書類の作成に当たっては、同決算日現在の計算書類を使用し、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っている。

4．会計処理基準に関する事項

(1) 有価証券の評価基準及び評価方法

①満期保有目的の債券 ……………………償却原価法（定額法）

②その他有価証券

・時価のあるもの ……………………期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）

・時価のないもの ……………………移動平均法による原価法

(2) たな卸資産の評価基準及び評価方法

・連結計算書類作成会社 ……………………個別原価法及び移動平均法による原価法

・連結子会社 ……………………主として移動平均法による原価法又は最終仕入原価法

(3) 固定資産の減価償却の方法
①有形固定資産
・建物及び構築物、機械装置及び運搬具、工具器具備品
……………………………………………主として定率法（型・治具は定額法）
ただし、平成10年4月1日以降取得の建物（建物付帯設備を除く）については、定額法による。
・リース資産 ……………………………契約期間に基づく定額法
②無形固定資産 …………………………定額法
ただし、ソフトウェアについては、利用可能期間に基づく定額法によっている。

(4) 引当金の計上基準
①貸倒引当金
受取手形、売掛金等の債権に対する貸倒による損失に備えるため、一般債権については貸倒実績率等により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上している。
②賞与引当金
連結子会社（ただし一部は除く）は従業員賞与の支給に備えるため、支給見込額のうち当連結会計年度負担分を計上している。
③役員賞与引当金
役員に対する賞与の支払いに備えて、役員賞与支給見込額のうち当連結会計年度負担分を計上している。
④製品保証引当金
保証書の約款に従い販売した製品のアフターサービスに対する費用の支出に備えるため、過去の実績を基礎にして計上している。
⑤退職給付引当金
連結計算書類作成会社及び国内連結子会社
従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上している。
⑥役員退職慰労引当金
連結計算書類作成会社及び国内連結子会社
役員の退職慰労金の支出に備えるため、内規に基づく当連結会計年度末要支給額を計上している。

(5) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計については、原則として繰延ヘッジ処理を採用している。なお、為替予約は振当処理の要件を満たしている場合は振当処理を採用している。

(7) 消費税等の会計処理方法は、税抜方式によっている。

5. 連結子会社の資産及び負債の評価の方法
連結子会社の資産及び負債の評価方法は全面時価評価法によっている。

6. のれんの償却の方法及び期間
のれんは原則として発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については5年間で均等償却している。

[連結計算書類作成のための基本となる重要な事項の変更]

1. 有形固定資産の減価償却の方法
当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。
これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ999百万円減少している。
(追加情報)
当社及び国内連結子会社は、法人税法の改正に伴い、平成19年3月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5%に到達した連結会計年度の翌連結会計年度より、取得価額の5%相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。
これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ1,933百万円減少している。

2. 役員退職慰労引当金
当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、企業会計

基準第4号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年4月13日) の公表が契機となり、当連結会計年度より、内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更した。
これにより、営業利益、経常利益は306百万円、税金等調整前当期純利益は2,800百万円それぞれ減少している。

[連結貸借対照表に関する注記]

1．担保資産及び担保付債務

(1) 工場財団抵当に供しているもの

建物	4,148百万円
機械装置	2,636
土地	6,100
その他有形固定資産	292
計	13,178

上記資産は下記債務の担保に供している。

短期借入金	5,594百万円
長期借入金	3,901
計	9,495

(2) 工場財団抵当以外に供しているもの

受取手形	11,898百万円
売掛金	3,255
たな卸資産	4,794
建物	13,939
土地	30,505
その他	2,042
計	66,434

上記資産は下記債務の担保に供している。

短期借入金	39,203百万円
長期借入金	739
計	39,942

2．有形固定資産の減価償却累計額　554,806百万円

3．保証債務

銀行借入金他に対し、債務保証を行っている。

関連会社	
九州サンボディー㈱	144百万円
オートローン	1,894
従業員の住宅資金借入金	6,666
計	8,704

4．土地の再評価

一部の国内連結子会社は、「土地の再評価に関する法律」(平成10年3月31日公布法律第34号) 及び「土地の再評価に関する法律の一部を改正する法律」(平成13年3月31日公布法律第19号) に基づき、事業用の土地の再評価を行っている。この評価差額のうち、当該評価差額に係る繰延税金相当額を「土地再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上している。

・再評価の方法

一部の会社は「土地の再評価に関する法律施行令」(平成10年3月31日公布政令第119号) 第2条第3号に定める固定資産税評価額に合理的な調整を行って算定する方法及び第5号に定める不動産鑑定士の鑑定評価によって算出している。

また、一部の会社は同第4号に定める地価税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額に、時点修正による補正等合理的調整を行って算定している。

・再評価を行った年月日 ……………………………平成14年3月31日
・再評価を行った土地の期末における時価と再評価後の帳簿価額との差額
……………………………2,909百万円

[連結株主資本等変動計算書に関する注記]

1．当連結会計年度末の発行済株式の種類及び総数

普通株式　574,580,850株

2．当連結会計年度中に行った剰余金の配当に関する事項

平成19年6月26日開催の定時株主総会において、次のとおり決議している。

①配当金の総額　2,870百万円
②1株当たり配当額　5円
③基準日　平成19年3月31日
④効力発生日　平成19年6月27日

平成19年10月31日開催の取締役会において、次のとおり付議している。

①配当金の総額　2,870百万円
②1株当たり配当額　5円
③基準日　平成19年9月30日
④効力発生日　平成19年11月26日

3．当連結会計年度末日後に行う剰余金の配当に関する事項

平成20年6月25日開催の定時株主総会において、次のとおり決議を予定している。

①配当金の総額　2,870百万円
②配当の原資　利益剰余金
③1株当たり配当額　5円
④基準日　平成20年3月31日
⑤効力発生日　平成20年6月26日

[1株当たり情報に関する注記]

1．1株当たり純資産額 …………………………………507円63銭
2．1株当たり当期純利益金額 ……………………………38円65銭

[重要な後発事象に関する注記]

該当事項はない。

独立監査人の監査報告書

平成20年5月13日

日野自動車株式会社
　取締役会　御中

あらた監査法人

指定社員 業務執行社員　公認会計士　北川哲雄㊞
指定社員 業務執行社員　公認会計士　出口眞也㊞
指定社員 業務執行社員　公認会計士　大場康史㊞

当監査法人は、会社法第444条第4項の規定に基づき、日野自動車株式会社の平成19年4月1日から平成20年3月31日までの連結会計年度の連結計算書類、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。
当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。
当監査法人は、上記の連結計算書類が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、日野自動車株式会社及び連結子会社から成る企業集団の当該連結計算書類に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

追記情報
連結計算書類作成のための基本となる重要な事項の変更に記載されているとおり、会社は当連結会計年度より役員退職慰労引当金を計上している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

連結計算書類に係る会計監査人の監査報告書　謄本

貸借対照表 (平成20年3月31日現在)

(百万円)

科　目	金　額	科　目	金　額
(資産の部)		(負債の部)	
流動資産	271,874	流動負債	252,897
現金及び預金	2,825	支払手形	323
受取手形	2,004	買掛金	128,108
売掛金	172,994	短期借入金	15,500
製品	19,377	コマーシャルペーパー	32,000
原材料	220	一年内返済予定の長期借入金	20,001
仕掛品	16,897	未払金	10,115
貯蔵品	2,876	未払費用	25,571
前払費用	236	未払法人税等	5,880
繰延税金資産	10,211	預り金	4,020
短期貸付金	35,958	役員賞与引当金	207
その他	8,545	製品保証引当金	10,935
貸倒引当金	△ 273	その他	233
固定資産	322,442	固定負債	54,373
有形固定資産	162,001	長期借入金	31,735
建物	45,132	繰延税金負債	2,476
構築物	8,646	退職給付引当金	19,370
機械装置	60,406	役員退職慰労引当金	790
車両運搬具	2,705		
工具器具備品	9,119	負債合計	307,270
土地	28,198	(純資産の部)	
建設仮勘定	7,792	株主資本	268,167
無形固定資産	24,603	資本金	72,717
ソフトウェア	24,541	資本剰余金	64,307
施設利用権	1	資本準備金	64,307
その他	60	利益剰余金	131,471
投資その他の資産	135,837	利益準備金	7,103
投資有価証券	50,100	その他利益剰余金	124,368
関係会社株式	57,928	固定資産圧縮積立金	3,872
出資金	2	別途積立金	111,890
関係会社出資金	10,337	繰越利益剰余金	8,606
長期貸付金	16,746	自己株式	△ 328
長期前払費用	580	評価・換算差額等	18,879
その他	6,706	その他有価証券評価差額金	18,879
貸倒引当金	△ 6,563		
		純資産合計	287,046
資産合計	594,317	負債純資産合計	594,317

(注) 記載金額は百万円未満を切り捨てて表示している。

損益計算書（自平成19年4月1日　至平成20年3月31日）

（百万円）

科　目	金　額	
売上高		1,034,155
売上原価		912,110
売上総利益		122,045
販売費及び一般管理費		92,777
営業利益		29,267
営業外収益		
受取利息及び配当金	4,412	
雑益	1,188	5,601
営業外費用		
支払利息	935	
雑損	5,173	6,109
経常利益		28,759
特別利益		
固定資産売却益	70	
投資有価証券等売却益	13	
その他	3	87
特別損失		
固定資産売廃却損	1,294	
固定資産減損損失	1	
投資有価証券等評価損	6	
関係会社株式評価損	14,932	
過年度役員退職慰労引当金繰入額	572	
その他	0	16,806
税引前当期純利益		12,039
法人税、住民税及び事業税	10,741	
法人税等調整額	△ 3,169	7,571
当期純利益		4,467

（注）記載金額は百万円未満を切り捨てて表示している。

株主資本等変動計算書（自平成19年4月1日　至平成20年3月31日）

（百万円）

	株主資本									評価・換算差額等		純資産合計
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計	その他有価証券評価差額金	評価・換算差額等合計	
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計					
				固定資産圧縮積立金	別途積立金	繰越利益剰余金						
平成19年3月31日残高	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496	28,271	28,271	297,768
事業年度中の変動額												
剰余金の配当						△5,740	△5,740		△5,740			△5,740
固定資産圧縮積立金の取崩				△100		100	−		−			−
別途積立金の積立					11,000	△11,000	−		−			−
当期純利益						4,467	4,467		4,467			4,467
自己株式の取得								△56	△56			△56
株主資本以外の項目の事業年度中の変動額（純額）										△9,392	△9,392	△9,392
事業年度中の変動額合計	−	−	−	△100	11,000	△12,172	△1,272	△56	△1,329	△9,392	△9,392	△10,721
平成20年3月31日残高	72,717	64,307	7,103	3,872	111,890	8,606	131,471	△328	268,167	18,879	18,879	287,046

（注）記載金額は百万円未満を切り捨てて表示している。

個別注記表

[重要な会計方針に係る事項に関する注記]

1．有価証券の評価基準及び評価方法

①子会社株式及び関連会社株式 ……………………移動平均法による原価法

②その他有価証券

・時価のあるもの ………………………………期末日の市場価格等に基づく時価法
（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）

・時価のないもの ………………………………移動平均法による原価法

2．たな卸資産の評価基準及び評価方法

①製品 ……………………………………………個別原価法

②原材料、仕掛品、貯蔵品 ………………………移動平均法による原価法

3．固定資産の減価償却の方法

①有形固定資産

・建物、構築物、機械装置、車両運搬具、工具器具備品
………………………定率法（型・治具は定額法）
ただし、平成10年4月1日以降取得の建物（建物付帯設備を除く）については、定額法による。

・リース資産 ……………………………………契約期間に基づく定額法

②無形固定資産 ……………………………………定額法
ただし、ソフトウェアについては、利用可能期間に基づく定額法によっている。

4．引当金の計上基準

①貸倒引当金

受取手形、売掛金等の債権に対する貸倒による損失に備えるため、一般債権については貸倒実績率等により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上している。

②役員賞与引当金

役員に対する賞与の支払いに備えて、役員賞与支給見込額のうち当事業年度負担分を計上している。

③製品保証引当金

保証書の約款に従い販売した製品のアフターサービスに対する費用の支出に備えるため、過去の実績を基礎にして計上している。

④退職給付引当金

従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。

⑤役員退職慰労引当金

役員の退職慰労金の支出に備えるため、内規に基づく当事業年度末要支給額を計上している。

5．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

6．ヘッジ会計については、原則として繰延ヘッジ処理を採用している。なお、為替予約は振当処理の要件を満たしている場合は振当処理を採用している。

7．消費税等の会計処理方法は、税抜方式によっている。

[会計方針の変更]

1．有形固定資産の減価償却の方法

当事業年度より、法人税法の改正に伴い、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。

これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ859百万円減少している。

（追加情報）

当事業年度より、法人税法の改正に伴い、平成19年3月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5%に到達した事業年度の翌事業年度より、取得価額の5%相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。

これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ1,416百万円減少している。

2．役員退職慰労引当金

当社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、企業会計基準第4号「役員賞与に関する会計基準」により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年4月13日）の公表が契機となり、当事業年度より、内規に基づく事業年度末要支給額を役員退職慰労引当金として計上する方法に変更した。

これにより、営業利益、経常利益は218百万円、税引前当期純利益は790百万円減少している。

[貸借対照表に関する注記]

1．有形固定資産の減価償却累計額 ……………… 398,281百万円

2．保証債務

銀行借入金他に対し、債務保証を行っている。

従業員の住宅資金借入金 ………………………… 6,655百万円

3．関係会社に対する金銭債権債務

短期金銭債権 …………………………………… 156,717百万円

長期金銭債権 …………………………………… 16,822百万円

短期金銭債務 …………………………………… 51,658百万円

長期金銭債務 …………………………………… 51,727百万円

[損益計算書に関する注記]

関係会社との取引高

営業取引

売上高 ……………………………………… 766,415百万円

仕入高 ……………………………………… 434,994百万円

その他の営業費用 ………………………… 39,756百万円

営業取引以外の取引高 ………………………… 73,625百万円

[株主資本等変動計算書に関する注記]
自己株式の種類及び株式数に関する事項

株式の種類	前事業年度末株式数	当事業年度増加株式数	当事業年度減少株式数	当事業年度末株式数
	株	株	株	株
普通株式	484,693	74,378	－	559,071

[税効果会計に関する注記]
繰延税金資産の発生の主な原因は、退職給付引当金及び製品保証引当金の損金算入限度超過額によるものである。

[リースにより使用する固定資産に関する注記]
貸借対照表に計上した固定資産のほか、リース契約により使用している固定資産の主なものは、電子計算機及びその周辺装置である。

[関連当事者との取引に関する注記]
1. 親会社

会社名	住所	資本金(百万円)	事業の内容	議決権等の被所有割合	関連当事者との関係		取引内容	取引金額(百万円)	科目	期末残高(百万円)
					役員の兼任等	事業上の関係				
トヨタ自動車(株)	愛知県豊田市	397,049	自動車製造	直接 50.3% 間接 0.1%	転籍 10人(うち元役員5人)	乗用車・小型トラック等の受託生産	製品の販売等	393,381	売掛金	16,855
							部品の購入等	264,444	買掛金	20,950
							資金の返済	23,000	長期借入金(一年内返済予定額を含む)	51,727
							資金の借入	14,663		
							利息の支払	870		

取引条件ないし取引条件の決定方針等
①製品の販売等については、原材料の市場価格及び受託生産台数等を勘案して、毎期価格交渉の上決定している。
②部品の購入等については、トヨタ自動車(株)より提示された価格により、毎期価格交渉の上決定している。
③資金借入時の利率については、市場金利を勘案して一般的取引と同様に決定している。

2．子会社

会社名	住所	資本金 (百万円)	事業の内容	議決権等の 所有割合	関連当事者との関係		取引内容	取引金額 (百万円)	科目	期末残高 (百万円)
					役員の 兼任等	事業上 の関係				
㈱ソーシン	埼玉県 入間市	1,465	自動車部品の 製造・販売	直接 96.2% 間接 1.4%	兼任 3人 転籍 6人	自動車部品 の支給・購入	短期貸付金 の純回収	1,520	短期貸付金	5,470
							長期貸付 金の回収	1,250	長期貸付金	1,640
東京日野自動車㈱	東京都 港区	1,397	自動車の販売	直接 99.9%	兼任 3人 転籍 4人	製品の販売	製品の 販売等	52,938	売掛金	15,200
大阪日野自動車㈱	大阪府 大阪市	700	自動車の販売	直接 100.0%	兼任 2人 転籍 3人	製品の販売	製品の 販売等	33,677	売掛金	10,079
日野モーター セールス オーストラリア㈱	オーストラリア ニューサウス ウェルズ州	千豪ドル 10,000	自動車の販売	直接 100.0%	兼任 1人 出向 2人	製品の販売	製品の 販売等	35,884	売掛金	8,998
日野モータース マニュファクチャリ ングU.S.A.㈱	アメリカ ミシガン州	千米ドル 162,600	自動車及び ユニット部 品の組立	直接 100.0%	兼任 1人 出向 5人	製品の販売	資金の 貸付	1,663	長期貸付金	9,227

取引条件ないし取引条件の決定方針等
①製品の販売等については、市場における競争力・コスト等を勘案して決定している。
②資金貸付時の利率については、市場金利を勘案して一般的取引と同様に決定している。

[1株当たり情報に関する注記]
1．1株当たり純資産額 …………………………………… 500円 6銭
2．1株当たり当期純利益金額 …………………………… 7円78銭

[重要な後発事象に関する注記]
該当事項はない。

[連結配当規制適用会社に関する注記]
当社は連結配当規制の適用会社である。

会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成20年5月13日

日野自動車株式会社
　取締役会　御中

あらた監査法人

指定社員 業務執行社員　公認会計士　北川哲雄㊞
指定社員 業務執行社員　公認会計士　出口眞也㊞
指定社員 業務執行社員　公認会計士　大場康史㊞

　当監査法人は、会社法第436条第2項第1号の規定に基づき、日野自動車株式会社の平成19年4月1日から平成20年3月31日までの第96期事業年度の計算書類、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表並びにその附属明細書について監査を行った。この計算書類及びその附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及びその附属明細書に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及びその附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及びその附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の計算書類及びその附属明細書が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、当該計算書類及びその附属明細書に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査報告書

当監査役会は、日野自動車株式会社の平成19年4月1日から平成20年3月31日までの第96期事業年度の取締役の職務の執行に関して、各監査役が作成した監査報告書に基づき、審議の上、本監査報告書を作成し、以下のとおり報告いたします。

1. 監査役及び監査役会の監査の方法及びその内容

監査役会は、監査の方針、監査計画等を定め、各監査役から監査の実施状況及び結果について報告を受けるほか、取締役等及び会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。

各監査役は、監査役会が定めた監査役監査の基準に準拠し、監査の方針、監査計画等に従い、取締役、内部監査部門その他の使用人等と意思疎通を図り、情報の収集及び監査の環境の整備に努めるとともに、取締役会その他重要な会議に出席し、取締役及び使用人等からその職務の執行状況について報告を受け、必要に応じて説明を求め、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査いたしました。また、取締役の職務の執行が法令及び定款に適合することを確保するための体制その他株式会社の業務の適正を確保するために必要なものとして会社法施行規則第100条第1項及び第3項に定める体制の整備に関する取締役会決議の内容及び当該決議に基づき整備されている体制（内部統制システム）の状況を監査いたしました。子会社については、子会社の取締役等及び監査役と意思疎通及び情報の交換を図り、必要に応じて子会社から事業の報告を受けました。以上の方法に基づき、当該事業年度に係る事業報告及びその附属明細書について検討いたしました。

さらに、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監査するとともに、会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。また、会計監査人から「職務の遂行が適正に行われることを確保するための体制」（会社計算規則

第159条各号に掲げる事項）を適切に整備している旨の通知を受け、必要に応じて説明を求めました。以上の方法に基づき、当該事業年度に係る計算書類（貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表）及びその附属明細書並びに連結計算書類（連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表）について検討いたしました。

2. 監査の結果

(1) 事業報告等の監査結果

① 事業報告及びその附属明細書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

② 取締役の職務の執行に関する不正の行為または法令もしくは定款に違反する重大な事実は認められません。

③ 内部統制システムに関する取締役会決議の内容は相当であると認めます。また、当該内部統制システムに関する取締役の職務の執行についても、指摘すべき事項は認められません。

(2) 計算書類及びその附属明細書の監査結果

会計監査人あらた監査法人の監査の方法及び結果は相当であると認めます。

(3) 連結計算書類の監査結果

会計監査人あらた監査法人の監査の方法及び結果は相当であると認めます。

平成20年5月20日
日野自動車株式会社　監査役会

常勤監査役　瀬沼　昭㊞　　社外監査役　辻井昭雄㊞
常勤監査役　荻野明彦㊞　　社外監査役　石坂芳男㊞
　　　　　　　　　　　　　社外監査役　池渕浩介㊞

以上

トピックス

「日本の日野から世界のHINOへ」 海外販売台数が過去最高を更新、国内を上回る

2007年度は、トラック・バスの海外販売台数が国内を初めて上回り、「日本の日野から世界のHINOへ」と飛躍することを目指す日野自動車にとって大きな転換期となりました。

具体的な実績としては、国内販売台数が46千台（前年比87%）、海外販売台数が過去最高の63千台（前年比133%）となり、国内・海外合計でも109千台（前年比109%）と過去最高を更新しました。今後も引き続き、日野自動車は成長のフィールドを海外事業に広げていきます。

また、国内普通トラック（大型トラックおよび中型トラック）市場のシェアは32.4%と、35年間連続して登録台数No.1を達成し、国内小型トラック市場でも過去最高のシェア16.6%を達成しました。引き続き国内事業を安定成長の基盤としていきます。

トラック・バス販売台数（単位：千台）



■国内 ■海外
120
100
80
60
40
20
0
86.2
35.0
51.2
94.3
43.8
50.5
100.4
44.8
55.6
100.2
47.6
52.6
109.1
63.3
45.8
2003
2004
2005
2006
2007（年度）

広汽集団と日野自動車、中国広州に合弁会社を設立（2007年12月18日発表）

広州汽車集団股份有限公司（以下「広汽集団」）および日野自動車は、共同出資による商用車生産・販売合弁会社「広汽日野自動車有限会社（以下「広汽日野」）」を設立。中国政府関係部門の正式認可を経て、営業許可証を取得しました。

広汽日野は、広汽集団の商用車事業および日野自動車の中国事業発展のために、中央政府および広州市、瀋陽市等の支持の下、中国自動車産業発展政策に沿い、広州羊城汽車有限公司（広汽集団出資会社）および瀋陽瀋飛日野汽車製造有限公司（日野自動車出資会社）をベースとして再編、設立しました。羊城汽車の現有製品を継続生産するとともに、広州市従化に新工場を建設し、2009年年央の生産開始を目指します。

広汽集団は、自動車および部品の開発、製造、販売および関連サービスを主要業務としてきました。広州本田、広州トヨタ、本田汽車（中国）、広汽トヨタ発動機等、数十社の企業の持分を有する集団であり、乗用車、商用車、自動車用エンジンおよび主要自動車部品を生産しています。

広汽日野は、先進の排出ガス技術、省燃費技術、高品質な商品の提供により、中国国産商用車業界全体の発展に貢献することを目指しています。





米国で2番目の日野トラック組立拠点を新設（2007年6月26日発表）

米国の製造子会社である日野モータース マニュファクチャリング U.S.A.株式会社（HMM）の北米専用トラック組立拠点をウェスト・バージニア州に新設することを決定しました。



今回の組立拠点新設は、米国における北米専用トラックの販売台数増加に対応する生産能力の増強と、米国内における完成車両の物流効率化を図るためで、米国では2番目、北米では3番目の組立拠点となります。

コロンビアでのトラック生産会社設立に向けた合弁契約を締結（2007年8月1日発表）

コロンビアにおけるトラック生産会社設立のための合弁契約を、三井物産株式会社とコロンビアの日野車販売代理店であるDIDACOL社の3社間で締結しました。

新合弁会社の名称は日野モータース マニュファクチャリング コロンビア株式会社で、2008年9月の生産開始を目途にコロンビア共和国コタ市に新工場を建設し、コロンビアおよびエクアドル向けに中・小型トラックを年間約3,500台生産する予定です。



小型トラックでメキシコ市場へ新規参入（2007年8月3日発表）





小型トラック「HINO300シリーズ」（日本名「日野デュトロ」）のメキシコにおける販売を開始し、同市場へ新規参入しました。

メキシコのトラック・バス市場は拡大基調にあり、中でも小型トラック市場は年間約4万台の主要マーケットで、日野自動車は海外事業拡大策の一環として同市場参入を検討してきました。

販売は三井物産株式会社が設立した日野モータース セールス メキシコ株式会社を通じて行い、今年度は日本メキシコ経済連携協定の無税枠を活用して年間400台を販売目標とし、2011年の輸入関税撤廃に向けて更なる販売拡大を目指します。



今回のメキシコにおける小型トラック販売開始、コロンビアでのトラック生産拠点設立など、日野自動車は、今後中南米地域における販売拡大、事業拡大に注力していきます。

大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」の燃費基準適合車発売 (2007年7月18日発表)

大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」を重量車の平成27年度燃費基準に適合させ、発売しました。

日野自動車は同車を平成17年（新長期）排出ガス規制適合車として発売しましたが、今回、重量車の平成27年度燃費基準もクリアしました。また、同車は平成17年（新長期）排出ガスの規制値に対してNOxおよびPMの排出量を低減させた"低排出ガス重量車（NOx&PM10%低減）"にも適合しており、自動車取得税の軽減ならびに国土交通省の補助の対象となります。

なお、日野は小型ノンステップバス「日野ポンチョ」を平成17年（新長期）排出ガス規制適合車として2006年に発売しましたが、"低排出ガス重量車（NOx&PM10%低減）"基準の設定に伴い、改めて認可を取得し直して発売しました。



中型トラック「日野レンジャーハイブリッド」の新長期規制適合車を発売 (2007年12月3日発表)

中型トラック「日野レンジャーハイブリッド」を平成17年（新長期）排出ガス規制に適合させ、発売しました。

同車は2004年から販売していましたが、今回の新型車は、2006年発売の小型トラック「日野デュトロハイブリッド」で新規採用した先進のハイブリッドシステムの適用を中型トラックにも拡大させたものです。これにより、高出力・高効率化した「新ハイブリッドシステム」とクリーンディーゼルシステム「DPR」搭載の「J05D」エンジンとの組み合わせで、優れた環境性能と燃費性能を実現しました。

同車は平成17年（新長期）排出ガス規制への適合に加え、"低排出ガス重量車（NOx&PM10%低減）"の認定を受け、さらに平成27年度燃費基準も達成しています。また、新型「日野レンジャーハイブリッド」と小型ハイブリッドトラック「日野デュトロハイブリッド」に採用している「交流同期電動機（モーター／発電機）」が、このたび「平成19年度　優秀省エネルギー機器表彰（日本機械工業連合会会長賞）」を受賞しました。


RANGER

**日野自動車は今後とも、環境負荷低減と経済性を両立させた
お客様のお役に立つバス・トラックをお届けします。**

東京モーターショー2007に出展 (開催期間2007年10月27日～11月11日)

ファーストクラス大型観光バス「日野セレガ・プレミアム」

ダイナミックなスタイルと上質な乗り心地で好評の大型観光バス「日野セレガ」を進化させたコンセプトモデル。大型観光バスのファーストクラスとして、少人数のお客様のためにゆったりと贅を尽くした座席レイアウト、ワイドな1列2席の「本革シート」、「大型パーソナルモニター」、上質な客室サービスを提供する「本格的ギャレー」など、充実の室内装備で"新しい旅のスタイル"を提案しました。






小型周遊観光バス「日野ポンチョ・旅カフェ」

乗り降りしやすい低くフラットな床や小回りの利く機動性により、全国各地でコミュニティバスとして活躍中の小型ノンステップバス「日野ポンチョ」を進化させたコンセプトモデル。"路地の先にある名所・旧跡をめぐる観光"や"グループでのんびり周遊する観光"など、「日野ポンチョ」を活用した"新しい旅のスタイル"を提案しました。


HINO


先進安全トラック「日野プロフィア・ASVトラクター」

先進の安全技術を装備した次世代安全トラックASVの提案を続け、商用車世界初の追突被害軽減ブレーキシステム「プリクラッシュセーフティ」など、各種の安全技術を業界に先駆けて商品化してきました。今回は、安全の原点である"よく見える"を支援する「車両周辺視界支援システム」など、さらに進化した安全技術を提案しました。



ASV


ダカールラリー2008年大会参戦予定「日野レンジャー」

世界で最も苛酷といわれる「ダカールラリー(通称パリダカ)」2008年大会での出走を間近に控えた「日野レンジャー」を展示。(2008年大会は開催地の政情不安により中止されました)



会社概要／株式の状況

会社概要

日野自動車株式会社　HINO MOTORS, LTD.	
創　業	1910年（明治43年）
設　立	1942年（昭和17年）5月1日
資本金	72,717,284,641円
主要な事業所および工場	本社・日野工場 東京都日野市日野台3丁目1番地1 〒191-8660　電話（042）586-5111
	羽村工場 東京都羽村市緑ケ丘3丁目1番地1 〒205-8660　電話（042）579-0411
	新田工場 群馬県太田市新田早川町10番地1 〒370-0344　電話（0276）56-5111
	田町事務所 東京都港区芝4丁目11番3号 〒108-0014　電話（03）3456-8811
	茨城テストコース 茨城県常陸大宮市長倉2023番地 〒311-4613　電話（0295）55-3122
	北海道芽室テストコース 北海道河西郡芽室町雄馬別14線26番地1 〒082-0382　電話（0155）66-2511
	日高配車センター 埼玉県日高市上鹿山689番地1 〒350-1234　電話（0429）85-4747
	青梅部品センター 東京都青梅市末広町1丁目5番1号 〒198-0025　電話（0428）32-9911

所有者別株式の分布状況（2008年3月31日現在）


■ 株主数および比率（合計　9,909名）
金融商品取引業者　31名　0.3%
金融機関　74名　0.7%
その他の国内法人　317名　3.2%
外国人等　324名　3.3%


■ 株式数および比率（合計　572,916単元）
金融商品取引業者　7,293単元　1.3%
個人・その他　29,234単元　5.1%
外国人等　87,207単元　15.2%
金融機関　112,701単元　19.7%
その他の国内法人
336,481単元
58.7%

(注)
1. 上記株主数、株式数には、単元未満株主3,280名、単元未満株式1,664,850株は含まれておりません。
2. 「個人・その他」には、自己株式が559単元含まれております。
また、1.の単元未満株式には自己株式が71株含まれております。
3. 「その他の国内法人」には、証券保管振替機構名義の株式が6単元含まれております。

株価の推移


(円)
1,000
800
600
400
200
0
680
615
697
646
742
674
839
733
851
702
921
775
914
813
830
608
750
684
744
587
788
669
727
630
2007年
4月
5月
6月
7月
8月
9月
10月
11月
12月
2008年
1月
2月
3月

株主メモ

決算期	3月31日
定時株主総会	毎年6月
株主確定日	期末配当金　3月31日 中間配当金　9月30日
株主名簿管理人	東京都千代田区丸の内1丁目4番5号 三菱UFJ信託銀行株式会社
同連絡先	東京都江東区東砂7丁目10番11号 三菱UFJ信託銀行株式会社　証券代行部 〒137-8081　フリーダイヤル0120-232-711
同取次所	三菱UFJ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店 株式に関するお手続き用紙のご請求は、次の三菱UFJ信託銀行の電話およびインターネットにより24時間承っております。 フリーダイヤル0120-244-479　ホームページhttp://www.tr.mufg.jp/daikou/
株式に関する手数料	名義書換　無料 株券再発行　1枚につき210円（消費税額を含む）
公告方法	東京都において発行する日本経済新聞に掲載いたします。
証券コード	7205
上場取引所	東京、名古屋各証券取引所
1単元の株式数	1,000株
ホームページ	http://www.hino.co.jp/

<お知らせ>

配当金の口座振込について　配当金のお受取りには、安全・確実・迅速にお受取りいただける口座振込が便利です。今回、口座振込を選択いただいていない株主様には配当金振込指定書を同封いたしました。この機会に、便利な口座振込への変更をご検討くださいますようお願いいたします。

株券の電子化について　上場会社の「株券電子化」は2009年1月を実施目標として準備が進められています。「株券電子化」が実施されますと、株主の権利は電子的に証券会社の口座で管理されます。ご本人名義になっていない場合は、お早めに名義書換手続きをお済ませくださいますようお願いいたします。株券をお手元にお持ちの場合は、お早めに証券会社を通じて証券保管振替機構へお預けいただくことをお勧めいたします。

単元未満株式の買取請求について　単元未満株式（1,000株未満の株式）をご所有の株主様には、当社に対し買取請求することができる制度を実施しております。ご希望の株主様は株主名簿管理人までお申し出ください。

当社の株主名簿管理人は「三菱UFJ信託銀行」です。
お手続きでご不明な点は、フリーダイヤル0120－232－711まで、お気軽にお問い合わせください。

日野自動車株式会社

June 25, 2008

To our shareholders,

1-1 Hino-dai 3-chome, Hino-shi, Tokyo
Hino Motors, Ltd.
Yoshio Shirai, President

Notice of Resolution at the 96th Ordinary General Shareholders' Meeting

Hino Motors, Ltd., hereby, informs you of the reports submitted and the resolutions reached at its 96th Ordinary General Shareholders' Meeting.

Reported Matters:

1. The Business Reports, the Consolidated Financial Statements for the 96th Fiscal Term (from April 1, 2007 to March 31, 2008), as well as the results of audits by the Accounting Auditors and the Board of Corporate Auditors of the Consolidated Financial Statements
2. The Non-Consolidated Financial Statements for the 96th Fiscal Term (from April 1, 2007 to March 31, 2008)

Resolved Items:

Proposal No. 1: Appropriation of Surplus
The proposal to pay 5 yen per share as a year-end dividend to shareholders was approved and adopted as originally proposed.
Consequently the dividend for the full year, including the interim dividend, will be 10 yen per share.

Proposal No. 2: Election of Eleven (11) Directors
The proposal to elect the eleven (11) Directors, Shoji Kondo, Yoshio Shirai, Takahiko Yamamoto, Masakazu Ichikawa, Toshiki Inoue, Tsunehiko Fujii, Manabu Kasai, Seiei Okazaki, Shinji Fujimoto, Kenji Wagu and Akimasa Yamamoto, was approved and adopted as originally proposed.

Proposal No. 3: Election of Five (5) Corporate Auditors
The proposal to elect the five (5) Corporate Auditors, Akihiko Ogino, Haruki Watari, Akio Tsujii, Yoshio Ishizaka and Kosuke Ikebuchi, was approved and adopted as originally proposed.

Proposal No. 4: Issuing of Stock Acquisition Rights Free of Charge to Directors, Executive Officers and Employees of the Company
The proposal to issue Stock Acquisition Rights as stock options, free of charge, to the Directors, executive officers and employees of the Company (the so-called "granting of stock options"), pursuant to the provisions of Articles, 236, 238 and 239 of the Company Law and to delegate the authority to the Board of Directors to determine the terms and conditions of the Stock Acquisition Rights was approved and adopted as originally proposed.
Additionally, since the gratuitous issue of stock acquisition rights to the Directors of the Company falls under the category of remunerations to

Directors, as prescribed by Article 361 of the Company Law, and as the amounts of such remunerations have not been determined, the method for calculating the amount of stock acquisition rights to be allocated as remunerations was also approved.

Proposal No. 5: Repurchase of Treasury Shares

The proposal to repurchase treasury shares to be used as substitute treasury shares for stock options, pursuant to the provision of Article 156 of the Company Law, was approved and adopted as originally proposed. Under said repurchase, up to 1,300,000 shares of the common shares of the Company, to a maximum amount of 1.2 billion yen, shall be repurchased during a period of one (1) year; starting from the date following the conclusion of this Ordinary General Shareholders' Meeting.

Proposal No. 6: Payment of Bonuses to Directors and Corporate Auditors

The proposal to pay Directors' bonuses to the amount of 183,000,000 yen and Corporate Auditors' bonuses of 24,000,000 yen to the twelve Directors (12) and five (5) Corporate Auditors in office as of the end of the current term was approved and adopted as originally proposed. Approval was also given to leave specific details, including the actual amounts of the bonuses, the timing and method of payment, etc. to the discretion of the Board of Directors with regard to Directors' bonuses and to the discretion of the Board of Corporate Auditor with regard to Corporate Auditors' bonuses.

Proposal No. 7: Payment of Retirement Benefits to Three (3) Retiring Directors and One (1) Retiring Corporate Auditor and the Payment of Final Retirement Benefits Due to the Termination of the Retirement Benefits System

The payment of retirement benefits to an appropriate amount, in accordance with the Internal Regulations for Retirement Benefits to Directors and the Internal Regulations for Retirement Benefits to Corporate Auditors, to the three (3) retiring directors, Tadaaki Jagawa, Shinichiro Sugisaki and Bunji Hagiwara, and to the retiring corporate auditor, Akira Senuma, in reward for their services to the Company during their terms of office, was approved and adopted as originally proposed. Approval was also given to leave the actual amounts, timing and method of payments, etc. to the discretion of the Board of Directors with regard to the directors and to the discretion of the Board of Corporate Auditors with regard to the corporate auditor.

Additionally, in conjunction with the termination of the retirement benefits system, approval was given for the payment of final retirement benefits to the nine (9) Directors and four (4) Corporate Auditors, who were re-elected with the approval of Proposal No. 2, "Election of Eleven (11) Directors" and Proposal No. 3, "Election of Five (5) Corporate Auditors," to an appropriate amount, in accordance with the Internal Regulations for Retirement Benefits to Directors and the Internal Regulations for Retirement Benefits to Corporate Auditors, based on the services they performed during their terms of office up to the conclusion of this Ordinary General Shareholders' Meeting. Approval was also given to leave the actual amounts and methods of payment to the discretion of the Board of Directors with regard to the Directors and to the discretion of the Board of Corporate Auditors with regard to the Corporate

Auditors; and also to set the timing for the payment at the date on which each of the directors and corporate auditors retire from their respective offices.

Proposal No. 8: Revision of the Amount of Remuneration Payable to Directors and Corporate Auditors
The proposal to grant remunerations of up to but not more than 60 million yen per month to Directors and 15 million yen per month to Corporate Auditors was approved and adopted as originally proposed.

At a Meeting of Board of Directors held after the conclusion of this Ordinary General Shareholders' Meeting, the Representative Directors and Directors with executive offices were elected and each assumed office.

The current Directors and Corporate Auditors of the Company are as follows:

Shoji Kondo	Representative Director and Chairman of the Board	* Kenji Wagu	Senior Managing Director
* Yoshio Shirai	Representative Director and President	*AkimasaYamamoto	Senior Managing Director
*TakahikoYamamoto	Director and Executive Vice President	Akihiko Ogino	Regular Corporate Auditor
* Masakazu Ichikawa	Director and Executive Vice President	Haruki Watari	Regular Corporate Auditor
* Toshiki Inoue	Senior Managing Director	Akio Tsujii	Corporate Auditor
* Tsunehiko Fujii	Senior Managing Director	Yoshio Ishizaka	Corporate Auditor
* Manabu Kasai	Senior Managing Director	Kosuke Ikebuchi	Corporate Auditor
* Seiei Okazaki	Senior Managing Director		
* Shinji Fujimoto	Senior Managing Director		

Three Corporate auditors, Akio Tsujii, Yoshio Ishizaka and Kosuke Ikebuchi are outside corporate auditors.
Directors marked with asterisk (*) also serve as executive officers.

Document No. 12

Rule 12g 3-2(b)
File No. 82-1358

平成20年６月25日

株主の皆様へ

東京都日野市日野台３丁目１番地１
日野自動車株式会社
取締役社長　白　井　芳　夫

第96回定時株主総会決議ご通知

拝啓　ますますご清祥のこととおよろこび申し上げます。

さて、本日開催の当社第96回定時株主総会において、下記のとおり報告ならびに決議されましたのでご通知申し上げます。

敬　具

記

報告事項　１．第96期（平成19年４月１日から平成20年３月31日まで）事業報告の内容、連結計算書類の内容ならびに会計監査人および監査役会の連結計算書類監査結果報告の件

２．第96期（平成19年４月１日から平成20年３月31日まで）計算書類の内容報告の件

本件は、上記の内容を報告いたしました。

決議事項

第１号議案　剰余金の処分の件

本件は、原案どおり期末の株主配当金を１株につき５円とすることについて承認可決されました。

なお、中間配当金を含めました当期の株主配当金は、１株につき10円となります。

第２号議案　取締役11名選任の件

本件は、原案どおり取締役に近藤詔治、白井芳夫、山本隆彦、市川正和、井上俊紀、藤井恒彦、笠井　学、岡崎清英、藤本慎治、和具健治、山本章正の11氏が選任され、それぞれ就任いたしました。

第３号議案　監査役５名選任の件

本件は、原案どおり監査役に荻野明彦、渡　春樹、辻井昭雄、石坂芳男、池渕浩介の５氏が選任され、それぞれ就任いたしました。

第４号議案　当社の取締役、執行役員および従業員等に新株予約権を無償で発行する件

本件は、原案どおり会社法第236条、第238条および第239条の規定に基づき、当社の取締役、執行役員および従業員等に対して、新株予約権を無償で発行すること（いわゆるストックオプションの付与）および募集事項の決定を当社取締役会に委任することについて承認可決されました。

なお、当社取締役に対する新株予約権の無償発行は、会社法第361条の取締役に対する金銭でない報酬等に該当し、また、その額が確定していないため、報酬として割当てる新株予約権の算定方法もあわせて承認可決されました。

第５号議案　自己株式取得の件

本件は、原案どおりストックオプションに対応するための代用自己株式として利用することを目的として、会社法第156条の規定に基づき、本定時株主総会終結の翌日から１年間を取得期間として、当社普通株式を、株式総数1,300,000株、総額12億円を限度とする金銭を対価として取得することについて承認可決されました。

第６号議案　役員賞与支給の件

本件は、原案どおり当期末時点の取締役12名および監査役５名に対し、取締役賞与金183,000,000円、監査役賞与金24,000,000円を支給することとし、各氏に対する具体的な金額、時期、方法等は、取締役については取締役会に、監査役については監査役の協議に一任することについて承認可決されました。

第７号議案　退任取締役３名および退任監査役１名に対し退職慰労金贈呈ならびに退職慰労金制度廃止に伴う打ち切り支給の件

本件は、原案どおり退任取締役　蛇川忠暉、杉﨑愼一郎、萩原文二の３氏ならびに退任監査役　瀬沼 昭氏に対し、その在任中の労に報いるため、退職慰労金を当社取締役退職慰労金内規および監査役退職慰労金内規に基づき相当額の範囲内で贈呈することとし、その具体的金額、時期、方法等については、取締役については取締役会に、また監査役については監査役の協議に一任することについて承認可決されました。

また、取締役および監査役の退職慰労金制度廃止に伴い、第２号議案「取締役11名選任の件」および第３号議案「監査役５名選任の件」が承認可決されたことにより重任する取締役９氏および監査役４氏に対し、本定時株主総会の終結の時までの在任期間をもとに当社取締役退職慰労金内規および監査役退職慰労金内規に基づき、相当額の範囲内で退職慰労金を打ち切り支給することとし、その具体的金額、方法等は取締役については取締役会に、また監査役については監査役の協議に一任すること、支給の時期は各氏の取締役退任および監査役退任の時とすることについて承認可決されました。

第８号議案　取締役および監査役の報酬額改定の件

本件は、原案どおり取締役の報酬額を月額60百万円以内、監査役の報酬額を月額15百万円以内とすることについて承認可決されました。

以　上

なお、本定時株主総会終了後開催の取締役会において、代表取締役が選定されるとともに役付取締役が選定され、それぞれ就任いたしました。

当社取締役、監査役の新陣容は次のとおりです。

	代表取締役会長	近藤詔治	
※	代表取締役社長	白井芳夫	
※	取締役副社長	山本隆彦	
※	取締役副社長	市川正和	
※	専務取締役	井上俊紀	
※	専務取締役	藤井恒彦	
※	専務取締役	笠井　学	
※	専務取締役	岡崎清英	
※	専務取締役	藤本慎治	
※	専務取締役	和具健治	
※	専務取締役	山本章正	
	常勤監査役	荻野明彦	
	常勤監査役	渡　春樹	
	監査役	辻井昭雄	
	監査役	石坂芳男	
	監査役	池渕浩介	

監査役　辻井昭雄、石坂芳男、池渕浩介の３氏は、社外監査役であります。

※印の取締役は、執行役員を兼務しております。

以　上

Declaration for Timely Disclosure

June 25, 2008

To: Mr. Atsushi Saito, President & CEO
Tokyo Stock Exchange, Inc.

1-1, Hinodai 3-chome, Hino-shi, Tokyo
Hino Motors, Ltd.
Yoshio Shirai, President

Hino Motors, Ltd., fully recognizing the fact that the timely and appropriate disclosure of corporate information to investors constitutes the basis of securities market integrity, hereby declares it will diligently address the task of providing corporate information to investors in a timely and appropriate manner, through constant efforts to enhance the corporate framework outlined in the attached document, with the aim of enabling the appropriate execution of prompt, accurate and fair disclosure from the investors' standpoint.

Summary of Corporate Framework for Timely Disclosures

(Attachment to the Declaration for Timely Disclosure)

June 25, 2008

Hino Motors, Ltd.
(Code No. 7205 1st Section, Tokyo Stock Exchange)

The status of the Company's framework for the timely disclosure of corporate information is as follows:

1 . The Company has established the Hino Code of Conduct, which articulates the guidelines for the conduct of its senior management and employees, within which the following have been stipulated with regard to the timely disclosure of corporate information:

1) In order to live up to the expectations of its shareholders and investors, the Company intends to actively promote the streamlining of its business management, while at the same time striving to deepen shareholders' and investors' understanding of its corporate management and activities through fair and timely IR activities.

2) The Company, through its IR activities towards its shareholders and investors, shall strive to accurately disclose its operation results as well as clearly communicating the Hino Credo, its management policy and profit enhancement measures, and by responding with sincerity to relevant opinions and criticisms, provide appropriate feedback.

(2) In order to realize the above, the Company has articulated rules for material disclosures (information requiring disclosure, divisions in charge of disclosure, disclosure procedures, etc.) and follows the flow outlined below in the timely disclosures of its corporate information. (Please refer to the attached flow chart)

* Divisions in charge of disclosure: Corporate Planning Division, Finance & Accounting Division and General Administration Division

1) In the presence of information requiring disclosure within the division (or within a subsidiary under its control), each division, in accordance with the rules for material disclosures, shall respond in the following manner:

a) In terms of decided incidences, each division and the divisions in charge of disclosure shall deliberate the method and timing of timely disclosure during the planning and consideration phases in

each case.

b) In terms of occurring incidences, each division shall promptly notify the division in charge of disclosure as soon as the information becomes available.

2) The details of disclosures are determined in the following manner:

a) Committees such as the Board of Directors and the Management Committee decide on the contents of disclosures of the decided incidences.

b) The divisions in charge of disclosure through deliberation with the division involved decide on the contents of disclosures of the occurring incidences.

3) The division responsible for handling information (Corporate Planning Division), upon being notified of the above decision, shall promptly makes the disclosure to the stock exchanges.



<Decided incidences>
<Occurring incidences>
Information source
Each division of the Company (including subsidiaries under its control)
Aggregation of information
Divisions in charge of disclosure (Corporate Planning, Finance & Accounting and General Administration)
Decision on disclosure details
Committees (e.g. Board of Directors, Management Committee)
Deliberation between the divisions in charge of disclosure and the division involved in the incident
Timely disclosure
Division responsible for handling information (Corporate Planning)
Stock exchanges

適時開示に係る宣誓書

平成２０年６月２５日

株式会社東京証券取引所
代表取締役社長　斉藤 惇 殿

東京都日野市日野台３丁目１番地１
日野自動車株式会社　　　　　　印
取締役社長

当社　日野自動車株式会社は、投資者への適時適切な会社情報の開示が健全な証券市場の根幹をなすものであることを十分に認識するとともに、常に投資者の視点に立った迅速、正確かつ公平な会社情報の開示を適切に行えるよう添付書類に記載した社内体制の充実に努めるなど、投資者への会社情報の適時適切な提供について真摯な姿勢で臨むことを、ここに宣誓します。

7205

別紙１

適時開示体制概要書

（適時開示に係る宣誓書添付書類）

平成２０年６月２５日

日野自動車株式会社
（コード番号　７２０５　東証第１部）

当社の会社情報の適時開示に係る社内体制の状況は、下記のとおりです。

記

1．当社は、役員及び従業員の行動指針を明確にした「日野行動指針」を制定し、この中で、会社情報の適時開示について、次のように規定しています。

① 当社は、株主・投資家の期待に応えるため、経営の効率化を積極的に推進すると共に、公正かつタイムリーなIR活動を通じて、企業経営、企業活動への理解促進に努めます。

② 当社は、株主・投資家等に対するIR活動において、経営実績を的確に開示すると共に、ＨＩＮＯ基本理念、経営方針、収益向上策を明確に伝え、それらに対する意見・批判を真摯に受け止め、フィードバックに努めます。

(2) 上記を実現するため、当社は、重要情報開示ルール（開示の必要な情報、開示担当部署、開示の手順等）を明確にし、次のような流れにより会社情報の適時開示を図っています（別紙フローをご参照下さい）。

＊開示担当部署…総合企画部、経理部、総務部

① 社内各部は、重要情報開示ルールに則り、部内（及び主管する子会社）において開示すべき情報がある場合には、次の対応をとるものとします。

a） 決定事実については、案件毎に企画・検討の段階で、各部と開示担当部署が、適時開示の方法、時期について協議する。

b） 発生事実については、各部が情報を入手次第、速やかに開示担当部署に連絡する。

② 開示内容は次の通り決定します。

a） 決定事実については、取締役会、または経営会議などの会議体において決定します。

b） 発生事実については、開示担当部署が当該案件担当部等と協議のうえ決定します。

③ 情報取扱責任部署（総合企画部）は、前記の決定を受けて、速やかに証券取引所への開示を行います。

以上

別紙2



＜決定事実＞
＜発生事実＞
情報ソース
社内各部（主管する子会社を含む）
情報の集約
開示担当部署（総合企画部、経理部、総務部）
開示内容の決定
会議体
（取締役会、経営会議等）
開示担当部署と
当該案件担当部署で協議
適時開示
情報取扱責任部署（総合企画部）
各証券取引所

FY3/08 Annual Securities Report(April 1,2007 through March 31,2008)

(summary)

1 【Summary of Results of Operations, etc.】

(1) Results of Operations

During the consolidated fiscal year under review, our nation's economy, thanks to private-sector capital investments and exports, as well as robust personal consumption, continued on its moderate expansion trend despite soaring crude oil and materials prices. Also in terms of the world economy, signs of deceleration by the U.S. economy were more than offset by high growth from the emerging countries of Russia, China, India and the Middle Eastern nations, resulting in a strong showing overall.

In the Japanese market for heavy- and medium-duty trucks, total demand fell by 20,000 units (△19.3%) year-on-year to 85,000 units because the replacement demand that had persisted from FY 2003 on diesel exhaust emission restrictions came to an end in the latter half of the previous year. Likewise in the market for light-duty trucks, total demand also fell by 31,000 units (△25.7%) year-on-year to 90,000 units.

Domestic sales of regular trucks, light-duty trucks and buses fell by 6,000 units (△10.9%) year-on-year to 46,000 units.

On the other hand, overseas sales of trucks and buses increased substantially starting from the current consolidated fiscal year, reflecting the growing demand in Asia, South and Central America and the Middle and Near East. Consequently, sales reached a record high of 66,000 units, representing an increase of 15,000 units (29.4%) year-on-year.

Consequently, combined domestic and overseas sales of trucks and buses under the Hino Brand increased by 9,000 units (9.1%) year-on-year to reach 112,000 units.

In terms of OEM production for Toyota Motors Corporation, despite the increase in production for Hilux Surf exports, production for FJ Cruisers, mainly intended for the U.S. market, fell, resulting in a 2,000 unit drop (△1.1%) year-on-year for a total of 201,000 units. Starting from March 2008, we have started production of the Landcruiser Prado. Additionally, the unit businesses of our overseas subsidiaries, which provide parts to Toyota Brand automobiles, performed strongly as a result of factors including the order intake of underbody parts for new cars in the U.S.

Consequently, sales for the current consolidated fiscal year increased by ¥80,965 million yen (6.3%) year-on-year to reach ¥1,368,633 million, owing to higher overseas unit sales of Hino Brand automobiles and the strong performance by the unit businesses of our overseas subsidiaries. In terms of profit, thanks to higher overseas unit sales, increased revenues by our overseas subsidiaries and cost-cutting efforts, operating income increased by ¥9,187 million (25.0%) year-on-year to ¥45,889 million, ordinary income by ¥4,193 million (11.4%) year-on-year to ¥41,035 million and net income by ¥2,119 million (10.6%) year-on-year to ¥22,178 million, thus achieving record highs in both sales and operating income.

Results by geographical segments are as follows:

(Japan)

Although truck sales in Japan dropped, total truck sales increased by ¥27,705 million (2.4%) year-on-year to ¥1,193,163 million, thanks to higher unit sales of exports. Operating income, on the other hand, fell by ¥1,924 million (△5.0%) year-on-year to ¥36,863 million as a result of the drop in domestic truck sales.

(Asia)

Sales climbed ¥62,033 million (45.9%) year-on-year to ¥197,237 million, thanks to the increase in truck and bus sales and the expansion of the unit business intended for Toyota Brand cars in Thailand. Increased sales also contributed to the 3.6-fold increase (¥7,958 million) in operating income compared to the previous consolidated fiscal year to record ¥10,994 million.

(Other Regions)

Sales increased by ¥22,778 million (21.8%) year-on-year to ¥127,150 million as a result of the strong performances by the unit business intended for Toyota-Brand automobiles in North America, however, in terms of profit, we recorded an operating loss of ¥63 million (an operating loss of ¥2,412 million was recorded in the previous consolidated fiscal year).

(Note) Since the Hino Group is exclusively engaged in the manufacture and sale of automobiles, business segment information has been omitted.

(2) Status of Cash Flow

Cash and cash equivalents (hereinafter referred to as "cash") at the end of the current consolidated fiscal year increased by ¥756 million (2.7%) from the end of the previous consolidated fiscal year to ¥28,710 million through factors such as the recording of net income before income taxes and minority interest and depreciation expenses, irrespective of the partial offset caused by factors such as payment for the acquisition of fixed assets and the decrease in interest-bearing debt.

(Cash flow from operating activities)

There was an cash inflow of¥92,504 million (an increase of 17.6 % year-on-year) from operating activities for the current consolidated fiscal year, mainly due to the recording of net income before income taxes and minority interests of ¥36,885 million (an increase of 6.8% year-on-year) and depreciation expenses of ¥51,002 million (an increase of 15.5% year-on-year).

(Cash flow from investing activities)

There was a cash outflow of ¥52,270 million (a decrease of 8.1% year-on-year) from investing activities for the current consolidated fiscal year, mainly due to payment for the acquisition of fixed assets (mainly production

facilities) of ¥39,299 million (a 22.9% decrease year-on-year) and the payment for the acquisition of intangible fixed assets of ¥10,327 million (an increase of 3.0% year-on-year).

(Cash flow from financing activities)

There was a cash outflow of ¥38,963 million (an 27.5% increase year-on-year) from financing activities for the current consolidated fiscal year, mainly due to the repayment of long-term debt of ¥27,079 million (increased 3.9 times year-on-year) and the payment of dividends of 5,740 million (an increase of 11.1% year-on-year).

【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成20年６月25日
【事業年度】	第96期（自 平成19年４月１日 至 平成20年３月31日）
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	（042）586-5111（代表）
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	（042）586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目８番20号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第92期	第93期	第94期	第95期	第96期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
売上高（百万円）	1,051,586	1,130,100	1,196,972	1,287,668	1,368,633
経常利益（百万円）	44,566	39,751	42,131	36,841	41,035
当期純利益（百万円）	34,023	17,672	28,704	20,059	22,178
純資産額（百万円）	219,700	236,835	277,005	305,964	308,758
総資産額（百万円）	783,263	815,524	912,916	907,977	874,369
１株当たり純資産額（円）	382.30	412.17	482.14	504.36	507.63
１株当たり当期純利益金額（円）	58.86	30.35	49.51	34.95	38.65
潜在株式調整後１株当たり当期純利益金額（円）	－	－	－	－	－
自己資本比率（％）	28.0	29.0	30.3	31.9	33.3
自己資本利益率（％）	17.0	7.7	11.2	7.1	7.6
株価収益率（倍）	12.8	22.2	14.9	18.0	17.0
営業活動によるキャッシュ・フロー（百万円）	53,247	44,078	55,145	78,681	92,504
投資活動によるキャッシュ・フロー（百万円）	△37,630	△56,341	△49,939	△56,873	△52,270
財務活動によるキャッシュ・フロー（百万円）	△10,648	3,975	△7,706	△30,562	△38,963
現金及び現金同等物の期末残高（百万円）	47,280	38,931	36,890	27,953	28,710
従業員数（人） [外、平均臨時雇用人員]	20,560 [6,539]	21,285 [9,610]	22,298 [9,965]	23,472 [10,235]	24,569 [10,873]

(2) 提出会社の経営指標等

回次	第92期	第93期	第94期	第95期	第96期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
売上高（百万円）	855,876	893,819	919,945	976,683	1,034,155
経常利益（百万円）	32,076	30,026	38,541	28,658	28,759
当期純利益（百万円）	9,463	10,263	21,783	16,501	4,467
資本金（百万円）	72,717	72,717	72,717	72,717	72,717
発行済株式総数（千株）	574,580	574,580	574,580	574,580	574,580
純資産額（百万円）	249,731	259,186	290,183	297,768	287,046
総資産額（百万円）	516,621	544,009	598,282	602,435	594,317
１株当たり純資産額（円）	434.52	451.04	505.10	518.67	500.06

回次	第92期	第93期	第94期	第95期	第96期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
１株当たり配当額 [内１株当たり中間配当額] （円）	6.00 [3.00]	6.00 [3.00]	9.00 [4.00]	9.00 [4.00]	10.00 [5.00]
１株当たり当期純利益金額 （円）	16.16	17.54	37.63	28.74	7.78
潜在株式調整後１株当たり当期純利益金額（円）	－	－	－	－	－
自己資本比率（%）	48.3	47.6	48.5	49.4	48.3
自己資本利益率（%）	3.9	4.0	7.9	5.6	1.5
株価収益率（倍）	46.5	38.4	19.7	21.9	84.6
配当性向（%）	36.4	33.6	23.9	31.3	128.5
従業員数（人） [外、平均臨時雇用人員]	8,673 [3,094]	9,030 [4,769]	9,507 [5,603]	9,980 [4,770]	10,366 [5,300]

（注）１．売上高には、消費税等は含まれていない。

２．潜在株式調整後１株当たり当期純利益金額については、連結情報・提出会社情報ともに新株予約権付社債等潜在株式がないため、記載していない。

３．第95期より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用している。

２【沿革】

明治43年８月	東京瓦斯工業株式会社（日野自動車株式会社の前身）設立
昭和12年４月	東京瓦斯工業株式会社自動車部は自動車工業株式会社及び協同国産自動車株式会社と合併し東京自動車工業株式会社を設立
昭和16年４月	東京自動車工業株式会社がヂーゼル自動車工業株式会社に商号変更
昭和17年５月	ヂーゼル自動車工業株式会社の日野製造所が独立し、日野重工業株式会社となる
昭和21年３月	日野重工業株式会社が日野産業株式会社に商号変更
昭和23年５月	日野産業株式会社より販売部門が独立、日野ヂーゼル販売株式会社を設立
６月	日野ヂーゼル販売株式会社が日野産業株式会社と国内総代理販売契約を締結し、販売業務を開始
12月	日野産業株式会社が日野ヂーゼル工業株式会社に商号変更
昭和24年５月	日野ヂーゼル工業株式会社が東京証券取引所へ株式上場 澤藤電機株式会社（現関連会社）が東京証券取引所へ株式上場
昭和26年10月	日野ヂーゼル工業株式会社が澤藤電機株式会社に出資
昭和28年12月	福島製鋼株式会社（現子会社）が株式会社福島製作所と日野ヂーゼル工業株式会社との共同出資により設立され、自動車用鋳造部品の製造・販売を開始
昭和29年２月	日野ヂーゼル工業株式会社が理研鍛造株式会社（現子会社）に出資
５月	日野ヂーゼル工業株式会社が大阪証券取引所、名古屋証券取引所へ株式上場
昭和30年11月	帝国自動車工業株式会社（現株式会社トランテックス）が日野ヂーゼル工業株式会社の傘下に入る
昭和33年４月	日野ヂーゼル工業株式会社が新潟証券取引所へ株式上場
昭和34年４月	日野ヂーゼル販売株式会社が日野ルノー販売株式会社を合併し、日野自動車販売株式会社に商号変更
６月	日野ヂーゼル工業株式会社が日野自動車工業株式会社に商号変更
昭和35年６月	日野自動車工業株式会社が福岡証券取引所、広島証券取引所、札幌証券取引所へ株式上場
昭和36年10月	帝国自動車工業株式会社が東京証券取引所へ株式上場
昭和39年７月	日野自動車工業株式会社がタイヒノ・インダストリーCo., LTD.を共同出資により設立
昭和41年10月	日野自動車工業株式会社並びに日野自動車販売株式会社がトヨタ自動車工業株式会社並びにトヨタ自動車販売株式会社（両社は昭和57年７月１日合併、現トヨタ自動車株式会社）と業務提携
昭和44年３月	日野自動車工業株式会社がタイヒノ・モーターセールスLTD.に資本参加
昭和50年４月	帝国自動車工業株式会社が金産自動車工業株式会社と合併し、日野車体工業株式会社に商号変更
昭和57年12月	日野自動車工業株式会社がP.T.ヒノ・インドネシア・マニュファクチャリングを共同出資により設立
昭和58年10月	日野自動車工業株式会社と日野自動車販売株式会社の共同出資により日野興産株式会社を設立、日野グループ各社へのリース業を開始
昭和60年６月	日野自動車工業株式会社が日野パック モータース株式会社（現子会社）を共同出資により設立
平成６年７月	日野自動車工業株式会社が日野モータース ベトナム有限会社（現子会社）を共同出資により設立
平成８年６月	日野自動車工業株式会社が日野モーター セールス オーストラリア株式会社（現子会社）を設立
平成９年４月	理研鍛造株式会社（現子会社）が理研工機株式会社と合併し、理研鍛造株式会社が存続会社となる

平成11年４月	福島製鋼株式会社（関連会社）が相模鋳造株式会社（子会社）と合併し、福島製鋼株式会社（現子会社）が存続会社となる 各和精機株式会社（子会社）、千代田自動車工業株式会社（関連会社）並びに国産機器株式会社（関連会社）が合併し、株式会社ソーシンに商号変更（現子会社）
平成11年５月	タイヒノ・モーターセールスLTD.がタイヒノ・インダストリーCo., LTD.より営業譲渡を受け、ヒノ・モータース（タイランド）LTD.に商号変更
10月	日野自動車工業株式会社が日野自動車販売株式会社（子会社）と合併し、日野自動車株式会社に商号変更
平成12年８月	日野自動車株式会社が日野車体工業株式会社（子会社）を株式交換により完全子会社化し、日野車体工業株式会社は上場廃止
平成13年４月	日野自動車株式会社が日野興産株式会社（子会社）を合併 日野自動車株式会社の国内販売会社のうち、15社が６社に統合され、43社体制となる
８月	日野自動車株式会社がトヨタ自動車株式会社を割当先として第三者割当増資を行い、トヨタ自動車株式会社が日野自動車株式会社の親会社となる
平成14年10月	日野車体工業株式会社が株式会社トランテックス（存続会社）と日野車体工業株式会社（新規設立会社）に会社分割
平成15年４月	P.T.ヒノ・インドネシア・マニュファクチャリングは生産・販売機能を分離し、日野モータース マニュファクチャリング インドネシア株式会社（存続会社）と日野モータース セールス インドネシア株式会社（新規設立会社）となる
７月	ヒノ・モータース（タイランド）LTD.は生産・販売機能を分離し、日野モータース セールス タイランド株式会社（存続会社）と日野モータース マニュファクチャリング タイランド株式会社（新規設立会社）となる
平成16年10月	ジェイ・バス株式会社（関連会社）が日野車体工業株式会社及びいすゞバス製造株式会社と合併し、ジェイ・バス株式会社が存続会社となる 東京日野自動車株式会社（子会社）が埼玉日野自動車株式会社（子会社）と合併し、東京日野自動車株式会社が存続会社となる
平成17年11月	日野自動車株式会社が大阪、福岡、札幌の各証券取引所での株式上場を廃止

３【事業の内容】

当社グループは、当社、親会社、子会社74社、関連会社28社で構成され、トラック・バスの製造販売及びトヨタ自動車株式会社からの受託生産を主な内容とし、更に事業に関連する製品の開発、設計及びその他のサービス等の事業活動を展開している。

事業の系統図及び主要な会社名は次のとおりである。



得　意　先
トラック・バス
トラック・バス
受　託　車
国内販売会社（32社）
（子会社）
東京日野自動車㈱
大阪日野自動車㈱
九州日野自動車㈱
横浜日野自動車㈱
千葉日野自動車㈱
神戸日野自動車㈱
北海道日野自動車㈱
静岡日野自動車㈱
京滋日野自動車㈱
長野日野自動車㈱　他16社
（関連会社）
広島日野自動車㈱
石川日野自動車㈱　他４社
海外生産・販売会社（18社）
（子会社）
日野モータース マニュファクチャリング タイランド㈱
日野モータース マニュファクチャリング U.S.A.㈱
日野モータース セールス タイランド㈱
日野モーター セールス オーストラリア㈱
日野モータース セールス インドネシア㈱
日野モータース マニュファクチャリング インドネシア㈱
日野モータース セールス U.S.A.㈱
日野パック モータース㈱
日野モータース マレーシア㈱
日野モータース カナダ㈱　他６社
（関連会社）
瀋陽瀋飛日野㈲　他１社
国内及び輸出販売（１社）
（親会社）
トヨタ自動車㈱
車両・部品
ＫＤ梱包、港湾運送（１社）
（関連会社）
岡本物流㈱
車両・部品等
日　野　自　動　車　㈱
組立・架装
部　品
組立・架装メーカー（２社）
（子会社）㈱トランテックス
（関連会社）ジェイ・バス㈱
鋳鍛造部品メーカー（３社）
（子会社）福島製鋼㈱、理研鍛造㈱、㈱吉沢鉄工所
機械加工部品メーカー（３社）
（子会社）㈱ソーシン、明友機工㈱
（関連会社）㈱工進精工所
プレス部品メーカー（１社）
（子会社）㈱武部鉄工所
完成部品メーカー（４社）
（関連会社）澤藤電機㈱、三共ラヂエーター㈱　他２社
その他（38社）
（子会社）㈱ニッショー（部品・用品販売）
日野通商㈱（部品販売・保険代理業）他23社
（関連会社）千代田運輸㈱　他12社

4【関係会社の状況】

会社名	住所	資本金 (百万円)	事業の内容	議決権の所有(又は被所有)割合 (%)	関係内容		
					役員の兼任等	事業上の関係	資金援助 (百万円)
(親会社) トヨタ自動車㈱ (注) 3	愛知県豊田市	397,049	自動車製造	(注) 4 50.4 (0.1)	転籍 10人 (うち元役員5人)	乗用車、小型トラック等の受託生産	(注) 5 51,727
(連結子会社) 東京日野自動車㈱	東京都港区	1,397	自動車の販売	99.9	兼任 3人 転籍 4人	製品の販売	5,500
大阪日野自動車㈱	大阪府大阪市	700	〃	100.0	兼任 2人 転籍 3人	〃	100
九州日野自動車㈱	福岡県福岡市	372	〃	100.0	兼任 2人 転籍 3人	〃	3,500
横浜日野自動車㈱	神奈川県藤沢市	140	〃	100.0	兼任 2人 転籍 3人	〃	3,000
千葉日野自動車㈱	千葉県千葉市	125	〃	100.0	兼任 2人 転籍 2人	〃	700
神戸日野自動車㈱	兵庫県神戸市	490	〃	100.0	兼任 1人 転籍 1人	〃	400
北海道日野自動車㈱	北海道札幌市	66	〃	100.0	兼任 1人 転籍 1人 出向 1人	〃	1,150
静岡日野自動車㈱	静岡県静岡市	490	〃	99.5	兼任 1人 転籍 3人 出向 1人	〃	200
京滋日野自動車㈱	京都府京都市	180	〃	92.7	兼任 1人 転籍 2人	〃	1,000
長野日野自動車㈱ (注) 2	長野県長野市	40	〃	50.0	兼任 1人 出向 1人	〃	−
その他国内販売会社16社	−	−	−	−	−	−	−
㈱ソーシン (注) 3	埼玉県入間市	1,465	機械加工部品の製造	97.6 (1.4)	兼任 3人 転籍 6人	部品の支給 部品の購入	7,110
㈱武部鉄工所	神奈川県厚木市	135	板金加工	51.7	兼任 2人 転籍 1人	〃	−
福島製鋼㈱	福島県福島市	584	鋳造部品の製造	90.4 (7.2)	兼任 1人 転籍 4人	〃	1,450
㈱トランテックス	石川県白山市	1,100	トラックの架装	100.0	兼任 3人 転籍 3人	部品の購入	5,172
理研鍛造㈱	群馬県前橋市	444	鍛造部品、金型の製造	92.3 (0.7)	兼任 1人 転籍 1人	〃	300
その他国内仕入先他26社	−	−	−	−	−	−	−

会社名	住所	資本金 (百万円)	事業の内容	議決権の所有(又は被所有)割合 (%)	関係内容		
					役員の兼任等	事業上の関係	資金援助 (百万円)
日野モータース マニュファクチャリング タイランド㈱	タイ サムトプラカン	百万タイ・バーツ 2,500	自動車及びユニット部品の組立	80.0	兼任 1人 出向 4人	製品の販売	−
日野モータース マニュファクチャリング U.S.A.㈱ (注) 6	アメリカ ミシガン州	千アメリカ・ドル 162,600	〃	100.0	兼任 1人 出向 5人	〃	9,227
日野モータース セールス タイランド㈱	タイ バンコック	百万タイ・バーツ 713	自動車の販売	55.3	兼任 2人 出向 2人	〃	−
日野モータース セールス U.S.A.㈱ (注) 2	アメリカ ミシガン州	千アメリカ・ドル 22,000	〃	50.0	兼任 1人 出向 1人	〃	−
日野モーター セールス オーストラリア㈱	オーストラリア ニューサウスウェルズ州	千オーストラリア・ドル 10,000	〃	100.0	兼任 1人 出向 2人	〃	−
日野モータース セールス インドネシア㈱ (注) 2	インドネシア ジャカルタ	百万インドネシア・ルピア 71,192	〃	40.0	兼任 1人 出向 2人	〃	−
その他海外会社11社	−	−	−	−	−	−	−
(持分法適用会社) ジェイ・バス㈱	石川県小松市	1,900	バスボデーの架装	50.0	兼任 2人 転籍 2人	部品の支給 製品の購入	2,988
澤藤電機㈱ (注) 3	東京都練馬区	1,080	電装品製造	30.4	兼任 2人 転籍 3人 出向 1人	部品の支給 部品の購入	−
広島日野自動車㈱	広島県安芸郡	60	自動車の販売	31.7	兼任 1人	製品の販売	−
石川日野自動車㈱	石川県金沢市	60	〃	35.0	兼任 1人	〃	−
その他12社	−	−	−	−	−	−	−

(注) 1. 「議決権の所有又は被所有割合」欄の(内数)は間接所有である。
2. 議決権の所有割合は、100分の50以下であるが、実質的に支配しているため子会社としている。
3. 有価証券報告書の提出会社である。
4. トヨタ自動車㈱が所有する当社の議決権所有割合である。
5. トヨタ自動車㈱から当社への資金援助である。
6. 特定子会社に該当する。

５【従業員の状況】

(1) 連結会社における状況

当連結会計年度末の連結会社における従業員数は、24,569名である。

(注) １．従業員数は就業人員（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む。）である。

２．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員等）の総数は、10,873名である。

３．当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

(2) 提出会社の状況

従業員数	平均年齢	平均勤続年数	平均年間給与
10,366名	36.1歳	14年０ヶ月	6,049,290円

(注) １．平均年間給与（税込）は、賞与及び基準外賃金を含んでいる。

２．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員）の総数は、5,300名である。

(3) 労働組合の状況

当社及び国内連結子会社（一部を除く）の労働組合は、「日野自動車関連労働組合連合会」に加盟し、同連合会は更に上部団体である「全日本自動車産業労働組合総連合会」に加盟している。

なお、労使関係について特に記載すべき事項はない。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当連結会計年度における我が国経済は、原油、原材料等の価格高騰があったものの、企業の設備投資や輸出の増加、堅調な個人消費により、景気は緩やかな拡大基調で推移した。また、海外経済についても、米国では景気減速感が見られたものの、ロシア、中国、インド及び中東諸国等の新興国では高成長を持続するなど、景気は総じて堅調に推移した。

当社グループ主力製品の国内普通トラック（大型・中型トラック）市場については、平成15年度から続くディーゼル排出ガス規制による代替需要が昨年度後半に収束したことから、当連結会計年度の総需要は85千台と前連結会計年度に比べ20千台（△19.3%）の減少となった。また、小型トラック市場においても、総需要は90千台と前連結会計年度に比べ31千台（△25.7%）の減少となった。

国内売上台数については、需要減少のもと普通トラック、小型トラック、バス総合計で46千台と前連結会計年度に比べ6千台（△10.9%）減少した。

一方、海外トラック・バスの売上台数については、アジア、中南米及び中近東地域において需要の増加により前連結会計年度から大幅に売上台数を伸ばすことができた。この結果、過去最高の66千台を達成し、前連結会計年度に比べ15千台（29.4%）増加した。

以上により、日野ブランド事業のトラック・バスの総売上台数は112千台となり、前連結会計年度に比べ9千台（9.1%）の増加となった。

一方、トヨタ自動車株式会社からの受託生産車については、輸出向け「ハイラックスサーフ」の生産が増加したものの、米国向けを中心とした「ＦＪクルーザー」の生産が減少した結果、受託生産車の総生産台数は201千台と前連結会計年度に比べ2千台（△1.1%）減少した。なお、平成20年３月より、「ランドクルーザープラド」の生産を開始した。また、海外子会社におけるトヨタブランド車向けの部品供給を行うユニット事業については、米国において新型車の足回り部品を受注するなど、好調に推移した。

以上、当連結会計年度は、海外での日野ブランド車の売上台数の増加と、海外子会社のユニット事業が好調に推移したことにより、連結売上高は1兆3,686億33百万円と前連結会計年度に比べ809億65百万円（6.3%）の増収となった。また、損益面においては、海外売上台数の増加、海外子会社の収益拡大及び原価低減を推進した結果、連結営業利益は458億89百万円と前連結会計年度に比べ91億87百万円（25.0%）の増益、連結経常利益は410億35百万円と41億93百万円（11.4%）の増益、連結当期純利益は221億78百万円と21億19百万円（10.6%）の増益となり、売上高、営業利益においては過去最高額を達成することができた。

所在地別セグメントの業績は、次のとおりである。

（日本）

国内トラックの売上台数は減少したものの、輸出車の売上台数が増加したことにより、売上高は1兆1,931億63百万円と前連結会計年度に比べ277億5百万円（2.4%）の増収となった。一方、営業利益は国内トラックの売上高減少により368億63百万円と前連結会計年度に比べ19億24百万円（△5.0%）の減益となった。

（アジア）

トラック・バスの売上台数が増加したこと及び、タイにおけるトヨタブランド車向けユニット事業が拡大したことにより、売上高は1,972億37百万円と前連結会計年度に比べ620億33百万円（45.9%）の増収となった。また、営業利益は売上高増加により109億94百万円と前連結会計年度に比べ79億58百万円の増益（3.6倍）となった。

（その他の地域）

北米におけるトヨタブランド車向けユニット事業が拡大したことにより、売上高は1,271億50百万円と前連結会計年度に比べ227億78百万円（21.8%）の増収となった。一方、損益面においては、63百万円の営業損失（前連結会計年度は24億12百万円の営業損失）となった。

（注）　当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報の記載を省略している。

(2) キャッシュ・フローの状況

当連結会計年度末における現金及び現金同等物（以下、「資金」という。）は、固定資産の取得による支出、有利子負債の減少等の要因により一部相殺されたものの、税金等調整前当期純利益及び減価償却費の計上等により、前連結会計年度末に比べ7億56百万円（2.7%）増加し、287億10百万円となった。

（営業活動によるキャッシュ・フロー）

当連結会計年度における営業活動による資金の増加は、925億4百万円（前年同期比17.6%増）となった。これは主に、税金等調整前当期純利益の計上が368億85百万円（同6.8%増）及び減価償却費の計上が510億2百万円(同15.5%増)あったことによるものである。

（投資活動によるキャッシュ・フロー）

当連結会計年度における投資活動による資金の減少は、522億70百万円（同8.1%減）となった。これは主に、生産設備を中心とした有形固定資産の取得による支出が392億99百万円（同22.9%減）及び無形固定資産の取得による支出が103億27百万円（同3.0%増）あったことによるものである。

（財務活動によるキャッシュ・フロー）

当連結会計年度における財務活動による資金の減少は、389億63百万円（同27.5%増）となった。これは主に、長期借入金の返済による支出が270億79百万円（同3.9倍）及び配当金の支払額が57億40百万円（同11.1%増）あったことによるものである。

２【生産、受注及び販売の状況】

(1) 生産実績

前連結会計年度及び当連結会計年度における生産実績は次のとおりである。

区分	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日		当連結会計年度 自 平成19年４月１日 至 平成20年３月31日		増減	
	台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
トラック・バス	99,511	－	110,279	－	10,768	－
受託車						
車両	203,066	－	200,929	－	△2,137	－
海外生産用部品他	－	5,043	－	6,134	－	1,091
エンジン	24,855	－	28,166	－	3,311	－
補給部品 他	－	133,110	－	130,214	－	△2,895

（注） 金額は標準卸売価格による。

(2) 受注状況

当社グループは国内及び海外の販売実績及び販売見込等の資料を基礎として見込生産を行っている。

なお、受託車についてはトヨタ自動車株式会社より受託生産している。

(3) 販売実績

前連結会計年度及び当連結会計年度における販売実績は次のとおりである。

		前連結会計年度 自 平成18年4月1日 至 平成19年3月31日		当連結会計年度 自 平成19年4月1日 至 平成20年3月31日		増減	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	51,434	361,169	45,806	321,374	△5,628	△39,794
	海外	50,901	205,286	65,871	276,767	14,970	71,480
トラック・バス計		102,335	566,455	111,677	598,142	9,342	31,686
	車両	203,066	350,750	200,929	357,747	△2,137	6,996
	海外生産用部品他	−	5,043	−	6,134	−	1,091
受託車計		203,066	355,793	200,929	363,882	△2,137	8,088
	国内	−	49,182	−	48,722	−	△459
	海外	−	16,355	−	17,198	−	843
補給部品計		−	65,538	−	65,921	−	383
	国内	−	169,086	−	160,431	−	△8,654
	海外	−	12,019	−	21,561	−	9,542
	トヨタ	−	118,774	−	158,693	−	39,918
その他計		−	299,880	−	340,687	−	40,806
合計		−	1,287,668	−	1,368,633	−	80,965

(注) 1. 主な相手先別の販売実績及び総販売実績に対する割合は次のとおりである。

相手先	前連結会計年度 自 平成18年4月1日 至 平成19年3月31日		当連結会計年度 自 平成19年4月1日 至 平成20年3月31日	
	販売高（百万円）	割合（%）	販売高（百万円）	割合（%）
トヨタ自動車㈱	389,757	30.3	393,381	28.7

2. 上記金額には、消費税等は含まれていない。

3 【対処すべき課題】

平成20年度の我が国経済は、設備投資や個人消費は底堅く推移し、輸出については、中国をはじめとして高成長が続く中で、増加が見込まれるが、一方で、米国経済の減速と世界市場への影響の可能性、原油、原材料等の価格の上昇、為替・株式市場の動向が不安定であることなど懸念材料もあり、今後とも景気の状況を見極めながら、慎重に対処していく必要がある。

当社グループの主力市場である国内トラック市場においては、原油高や物流効率化の影響などにより、引き続き厳しい状況が続くと予測される。

一方、海外市場においては、米国トラック市場の低迷など懸念材料はあるが、新規市場への参入や新工場建設などグローバルな生産・販売体制の強化など、これまで取り組んできた施策の効果や、資源国をはじめとした需要の拡大により、総じて堅調な販売が続くと予想される。

かかる状況であるが、今後とも一層の合理化を進めることにより、経営体質の強化、業績の向上に努める所存である。

4【事業等のリスク】

有価証券報告書に記載した事業の状況、経理の状況等に関する事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがある。

なお、文中の将来に関する事項は、有価証券報告書提出日（平成20年6月25日）現在において当社グループが判断したものである。

(1) 総需要及び価格の変動

当社グループの主な収益源である国内トラック販売は、国及び地方自治体による環境規制強化の実施の有無による需要の変動に大きく影響を受ける。また、国内貨物輸送の低迷や物流改革の進行により今後のトラック需要は減少が見込まれる。さらに、他社との価格競争により当社製品の価格変動を引き起こす可能性がある。

(2) 材料価格の変動

当社グループは国内及び海外の複数のメーカーから鋼材等の資材、部品等を調達し、トラック・バス、エンジン等を生産している。これらの材料価格は、業界の需要増加や原材料の価格変動に伴い上昇しており、当社グループ製品のコストアップ要因となっている。材料価格が高騰し、かつ、長期化する場合には、当社グループの業績及び財政状態に悪影響を及ぼす可能性がある。

(3) 為替の変動

当社は円表示で連結財務諸表を作成しており、海外における現地通貨建の売上高、費用、資産等の項目は、連結財務諸表作成時に円換算されるため、換算時の為替レートによって、円換算後の価値が影響を受ける可能性がある。

また、日本から世界各国への製品の輸出において、他の通貨に対する円高は、当社グループの業績に悪影響を及ぼす可能性がある。この為替変動リスクを抑えるために一部で為替予約を行っているが、それによって本来得られた利益を逸失する可能性がある。

(4) 貸倒れリスク

当社グループは当社で生産したトラック・バスを全国の販売会社を通し様々な取引先に販売をしている。これらの取引先において信用不安などにより予期せぬ貸倒れリスクが顕在化し、追加的な損失や引当の計上が必要となる場合には、当社グループの業績及び財政状態に悪影響を及ぼす可能性がある。

(5) 親会社との取引

当社グループは、親会社であるトヨタ自動車株式会社より小型トラック等の生産を委託されており、当連結会計年度の売上高の28.7%を同社に依存している。

なお、当社とトヨタ自動車株式会社との取引は、「関連当事者との取引」に記載している。

(6) 海外での事業活動

当社グループは、アジアを中心とし世界各地で事業活動を展開している。それらの事業活動には、通常、予期しない法律や規制の変更、産業基盤の脆弱性、人材の採用・確保の困難等、経済的に不利な要因の存在又は発生、テロ・戦争・その他の要因による社会的又は政治的混乱等のリスクが存在する。こうしたリスクが顕在化することによって、当社グループの海外での事業活動に支障が生じ、当社グループの業績及び将来計画に影響を及ぼす可能性がある。

なお、当社グループの世界各地域における事業活動は、「所在地別セグメント情報」に記載している。

(7) 製造物責任（ＰＬ）・法規制等

当社グループの事業運営上、製品の欠陥に起因して大規模な製品回収や損害賠償につながるリスクが現実化し、これを保険により填補できない事態が生じたり、当社グループが事業展開している各国の法規制により事業活動が制限されたりする可能性がある。これらのリスクが顕在化する場合には、当社グループの業績及び財政状態に悪影響を及ぼす可能性がある。

５【経営上の重要な契約等】

(1) トヨタ自動車株式会社との業務提携

昭和41年10月より、当社はトヨタ自動車株式会社と業務提携を行っており、現在当社は同社の乗用車「ハイラックスサーフ」「ランドクルーザープラド」「ＦＪクルーザー」及び小型トラック「ダイナ／トヨエース」「クイックデリバリー」の生産を受託している。また商品相互補完取引、台湾における合弁会社（国瑞汽車株式会社）への共同出資、トヨタ輸出網を通じた当社製品の販売など各般にわたって提携関係の発展・強化を図っている。

(2) いすゞ自動車株式会社との株主間協定書締結

当社といすゞ自動車株式会社は、両社が保有するバス製造子会社である日野車体工業株式会社及びいすゞバス製造株式会社の株式を、バス事業統合準備会社として両社が折半出資により設立したジェイ・バス株式会社へ譲渡することならびに統合の基本的事項について合意し、平成15年９月12日、株主間協定を締結した。

さらにその統合効果を最大限に引き出すことを目的として、ジェイ・バス株式会社はその傘下の両バス製造子会社と、平成16年７月30日に合併契約を締結、平成16年10月１日に合併した。

(3) スウェーデンのスカニア社との協業合意書の締結

当社とスウェーデンの大型トラック・バスメーカーのスカニア社は、両社が製品面、販売地域面で相互補完関係にあることを活かし、協業することにより、商品力及びコスト競争力の強化、売上高・収益の拡大、環境技術ノウハウの結合によるこの分野での優位性の強化を図ることとした。これにより、両社の間で平成14年３月25日、協業合意書を締結した。

(4) 日産ディーゼル工業株式会社向け中型エンジン等供給の契約締結

当社と日産ディーゼル工業株式会社は、当社製中型エンジン及び、排ガス後処理装置等の部品を日産ディーゼル工業株式会社の国内向けトラック・バス及び米国向けトラックに搭載することを目的に供給することで平成15年12月１日に取引基本契約を締結した。

(5) 中国の上海日野エンジン有限会社の合弁契約締結

当社は、今後、トラック・バスの大市場と見込まれる中国で、エンジンの現地生産及び販売を行うことを目的とし、中国のエンジン製造会社である上海柴油機股?有限公司との折半出資で合弁会社を設立する合弁契約を平成15年８月６日に調印した。これにより、平成15年10月８日に合弁会社を設立した。平成19年９月、上海柴油機股?有限公司の全部分を上海電気（集団）総公司に譲渡したため、当社は上海電気（集団）総公司と修正合弁契約を締結した。

(6) 中国の広州汽車集団股?有限公司との合弁契約締結

当社は、中国において、商用車、シャシ及びエンジン等部品の開発・設計・生産・販売・アフターサービスを行うことを目的とし、中国での自動車製造・販売等を主要事業とする広州汽車集団股?有限公司と折半出資で合弁会社を設立する合弁契約を平成19年８月10日に調印し、平成19年11月28日に広汽日野自動車有限会社を設立した。

６【研究開発活動】

当社グループは、「環境、エネルギー、安全」への取り組みを重要課題として、積極的な商品開発及び市場展開を図っている。

［最近の主な成果］

1）大型トラック「日野プロフィア」の軽量・低燃費エンジンシリーズに、新開発エンジン「Ａ０９Ｃ」を搭載し、シリーズを一新した。

2）「平成17年（新長期）排出ガス規制」や「低排出ガス重量車（ＮＯｘ・ＰＭ10%低減）基準」、重量車の「平成27年度燃費基準」などを適合した車種を拡大した。

3）安全性向上策の一環として大型トラックに追突被害軽減ブレーキシステム「プリクラッシュセーフティ」装備車のラインナップを拡大し、発売した。

4）東京電力株式会社と共同開発した、トラックの「外部電源式アイドリングストップ冷暖房システム」が、環境負荷の低減に配慮した製品として認められ、第４回エコプロダクツ大賞の「エコプロダクツ大賞推進協議会会長賞（優秀賞）」を受賞した。

［最近の新製品］

①大型トラック「日野プロフィア」の軽量・低燃費エンジンシリーズに、新開発エンジン「Ａ０９Ｃ」を搭載し、平成17年（新長期）排出ガス規制及び低排出ガス重量車（ＮＯｘ・ＰＭ10%低減）基準適合車として平成19年４月９日より発売した。

②小型トラック「日野デュトロ」のガソリン車・ＬＰＧ車及びディーゼルＤＰＮＲ搭載車を平成17年（新長期）排出ガス規制に適合させ、平成19年５月９日より発売した。

③中型観光バス「日野メルファ」・中型路線バス「日野レインボー」・小型バス「日野リエッセ」各シリーズを平成17年（新長期）排出ガス規制に適合させ、平成19年６月５日より発売した。

④大型トラック「日野プロフィア」の追突被害軽減ブレーキシステム「プリクラッシュセーフティ」装備車のラインナップを拡大して平成19年７月９日より発売した。

⑤大型トラック「日野プロフィア」の軽量・低燃費エンジン「Ａ０９Ｃ」搭載車シリーズにドライバーの負担を軽減し、エンジンの燃費性能を最大限に引き出すセミオートマチックトランスミッション「Pro Shift(プロシフト)12」装着車両を新規設定して、平成19年７月13日より発売した。

⑥大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」を重量車の平成27年度燃費基準及び低排出ガス重量車（ＮＯｘ・ＰＭ10%低減）基準に適合させ、平成19年７月18日より発売した。

⑦小型ノンステップバス「日野ポンチョ」を、低排出ガス重量車（ＮＯｘ・ＰＭ10%低減）基準に適合させ、平成19年７月18日より発売した。

⑧小型バス「日野リエッセⅡ」を平成17年度（新長期）排出ガス規制に適合させ、平成19年７月24日より発売した。

⑨大型路線バス「日野ブルーリボンⅡ」シリーズの高出力車、ならびに中型路線バス「日野レインボーⅡ」シリーズを平成17年（新長期）排出ガス規制に適合させ、平成19年８月29日より発売した。

⑩大型トラクター「日野スカニア」シリーズを平成17年（新長期）排出ガス規制に適合させ、平成19年９月21日より発売した。

⑪中型トラック「日野レンジャー」シリーズに、重量車の平成27年度燃費基準達成車を追加し、平成19年12月３日より発売した。

⑫小型トラック「日野デュトロ」シリーズに、重量車の平成27年度燃費基準達成車を追加し、平成19年12月17日より発売した。

⑬中型トラック「日野レンジャーハイブリッド」を平成17年（新長期）排出ガス規制、低排出ガス重量車（ＮＯｘ・ＰＭ10%低減）基準及び重量車の平成27年度燃費基準に適合させ、平成20年１月28日より発売した。

以上、当連結会計年度の研究開発費の総額は、395億47百万円である。

(注) 当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

7【財政状態及び経営成績の分析】

(1)財政状態の分析

当連結会計年度末の総資産は、前連結会計年度末に比べ336億3百万円（△3.7%）減少し8,743億69百万円となった。

流動資産は、前連結会計年度末に比べ115億47百万円（△2.8%）減少し4,001億15百万円となった。これは、たな卸資産が90億31百万円増加した一方で、国内販売が低迷したことを主因として、受取手形及び売掛金が256億15百万円減少したことによるものである。

固定資産は、前連結会計年度末に比べ220億61百万円（△4.4%）減少し4,742億54百万円となった。これは主に、株価下落により投資有価証券が218億45百万円減少したことによるものである。

負債は、主として有利子負債が減少したことにより、前連結会計年度に比べ364億3百万円（△6.0%）減少し5,656億10百万円となった。

純資産は、3,087億58百万円となり、前連結会計年度末と比較して27億94百万円（0.9%）増加した。これは主に配当金の支払が57億40百万円及び株価下落により上場有価証券の評価差額金が114億49百万円減少したが、当期純利益を221億78百万円計上したことによるものである。

(2)経営成績の分析

①売上高

当連結会計年度の売上高は、1兆3,686億33百万円と前連結会計年度に比べ809億65百万円（6.3%）の増収となった。

国内トラック・バス部門については、平成15年度から続くディーゼル排出ガス規制による代替需要が昨年度後半に収束したことから、売上高は3,213億74百万円と397億94百万円（△11.0%）の減収となった。

海外トラック・バス部門については、アジア、中南米及び中近東地域における需要の増加により売上台数が増加し、売上高は2,767億67百万円と714億80百万円（34.8%）の増収となった。

トヨタ自動車株式会社からの受託車両部門については、米国向けを中心とした「ＦＪクルーザー」の生産が減少したものの、輸出向け「ハイラックスサーフ」の生産が増加し、売上高は3,638億82百万円と80億88百万円（2.3%）の増収となった。

補給部品、その他の部門については、米国及びタイにおいてトヨタブランド車向けユニットの生産が増加したことなどにより、売上高は4,066億8百万円と411億90百万円（11.3%）の増収となった。

②営業利益

材料価格の高騰や償却費の増加など、環境面の悪化や原価変動による減益要因があったものの、海外売上台数が増加したことや、海外子会社の収益拡大及び原価低減を推進した結果、当連結会計年度の営業利益は、458億89百万円と前連結会計年度に比べ91億87百万円（25.0%）の増益となった。

なお、売上原価の売上高に対する比率は85.7%（前連結会計年度に比べ0.2ポイントの改善）、販売費及び一般管理費の売上高に対する比率は10.9%（前連結会計年度に比べ0.3ポイントの改善）となった。

③経常利益

当連結会計年度は、年後半にかけて為替が円高に推移し、前連結会計年度に比べ為替差損益が36億56百万円悪化したものの、当連結会計年度の経常利益は、410億35百万円と前連結会計年度に比べて41億93百万円（11.4%）の増益となった。

④税金等調整前当期純利益

当連結会計年度は、固定資産売却益が12億64百万円と前連結会計年度に比べ6億86百万円増加した。また、従来は支出時の費用として処理していた当社及び国内連結子会社の役員に対する退職慰労金について、当連結会計年度より内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更したことに伴い、過年度分の引当金計上額24億94百万円を特別損失に計上した。

以上により、当連結会計年度の税金等調整前当期純利益は、368億85百万円と前連結会計年度に比べ23億42百万円（6.8%）の増益となった。

⑥当期純利益

当連結会計年度の税金費用（法人税、住民税及び事業税と法人税等調整額の合計額）は、130億76百万円と前連結会計年度に比べ3億64百万円の減少となった。

また、少数株主利益は、16億29百万円と前連結会計年度に比べ5億87百万円の増加となった。

以上により、当期純利益は、221億78百万円と前連結会計年度に比べ21億19百万円（10.6%）の増益となった。

この結果、自己資本利益率は、前連結会計年度に比べ0.5ポイント増加し7.6%となった。また、１株当たり当期純利益は38円65銭となった。

第３【設備の状況】

１【設備投資等の概要】

当社グループでは、新製品の対応、新規工場の建設、また合理化を目的とした設備更新を中心に437億5百万円の設備投資を実施した。

車両及び部品等の生産部門では、海外におけるトラック部品生産設備及び受託ユニット生産設備の建設、生産能力の増強及び生産設備の合理化の推進を目的に388億35百万円の設備投資を実施した。販売及びサービス等の部門では、販売力強化を目的とした拠点の整備、車検整備等アフターサービスの向上をめざした設備更新投資を中心に24億89百万円の設備投資を実施した。

その他の部門（情報、事務、厚生等）では、情報機器の更新、改修を中心に23億79百万円の設備投資を実施した。

２【主要な設備の状況】

当社グループにおける主要な設備は次のとおりである。

(1) 提出会社

事業所名 (所在地)	事業の種類	設備の内容	帳簿価額					従業員数 (名)
			建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
日野工場 (東京都日野市)	生産活動	トラック、エンジン生産設備	17,370 〈87〉	18,063 〈1〉	44 (428) 〈0〉	5,266 〈13〉	40,745 〈103〉	4,446
羽村工場 (東京都羽村市)	〃	トラック、受託車生産設備 (注) ３	12,740 〈10〉	19,905 〈2〉	1,767 (750) 〈5〉	2,611	37,024 〈19〉	3,089
新田工場 (群馬県太田市)	〃	エンジン、部品生産設備	10,253	22,810	2,156 (393) 〈40〉	601	35,822 〈40〉	1,228

(2) 国内子会社

会社名 (所在地)	事業の種類	設備の内容	帳簿価額					従業員数 (名)
			建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
㈱ソーシン (埼玉県入間市、他)	生産活動	部品生産設備 (注) ３	2,834	5,052 <50>	2,114 (124)	348 <3>	10,349 <54>	705
㈱トランテックス (石川県白山市、他)	〃	トラック架装生産設備	1,639	1,167	3,132 (114)	373	6,313	598
福島製鋼㈱ (福島県福島市、他)	〃	部品生産設備 (注) ３	2,519	3,575	4,276 (172)	513	10,884	622
東京日野自動車㈱ (東京都港区、他)	販売活動	販売設備 (注) ３	4,229 <15>	400	11,106 (113) <19>	159	15,896 <34>	711
九州日野自動車㈱ (福岡市東区、他)	〃	〃	2,657	185	6,557 (166) <695>	51	9,452 <695>	498
横浜日野自動車㈱ (神奈川県藤沢市、他)	〃	〃	1,935	227	5,149 (37)	24	7,337	259
大阪日野自動車㈱ (大阪市西淀川区、他)	〃	販売設備	1,417	145	5,555 (44)	43	7,162	374
千葉日野自動車㈱ (千葉市美浜区、他)	〃	販売設備 (注) ３	1,404	135	4,375 (56)	36	5,952	270
神戸日野自動車㈱ (神戸市東灘区、他)	〃	〃	1,332	69	2,563 (28)	38	4,004	228

(3) 在外子会社

会社名 (所在地)	事業の種類	設備の内容	帳簿価額					従業員数 (名)
			建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
日野モータース マニュファクチャリング タイランド㈱ (タイ・サムトプラカン、他)	生産活動	トラック・バス・部品生産設備	3,573	11,265	3,150 (362)	339	18,329	1,432
日野モータース マニュファクチャリング U.S.A.㈱ (アメリカ・ミシガン州、他)	〃	トラック・部品生産設備	5,570	15,478	882 (931)	477	22,409	979

(注) 1．帳簿価額のうち「その他」は工具器具備品及びリース資産であり、建設仮勘定を含んでいない。

2．上記中〈内数〉は、連結会社以外への賃貸資産である。

3．土地及び建物の一部を賃借している。連結会社以外からの賃借土地面積は60千㎡であり、土地および建物の年間賃借料は339百万円である。

4．現在休止中の主要な設備はない。

5．連結会社以外からの主要な賃借設備（リース契約及びレンタル契約）の内容は、下記のとおりである。

(1) 提出会社

会社名	名称	台数(台)	契約期間（年）	リース・レンタル料の月額（百万円）	リース契約残高（百万円）
日野自動車㈱	工具器具備品（リース契約及びレンタル契約）	8,683	３～６	67	1,527

(2) 国内子会社

会社名	名称	台数(台)	契約期間（年）	リース・レンタル料の月額（百万円）	リース契約残高（百万円）
福島製鋼㈱	機械装置及び運搬具（リース契約）	46	1～6	9	730
	工具器具備品（リース契約）	64	1～6	1	31

３【設備の新設、除却等の計画】

当社グループの設備投資については、今後の生産計画、需要予測、投資効率等を総合的に勘案して計画している。

(1) 重要な設備の新設等

提出会社

事業所名	所在地	事業の種類	設備の内容	投資予定金額		資金調達方法	着手及び完了予定	
				総額（百万円）	既支払額（百万円）		着手	完了
日野工場	東京都日野市	生産活動	トラック、エンジン生産設備	24,000	－	自己資金	平成20年4月	平成21年3月
羽村工場	東京都羽村市	〃	トラック、受託車生産設備	15,000	－	〃	〃	〃
新田工場	群馬県太田市	〃	エンジン、部品生産設備	4,000	－	〃	〃	〃

(2) 重要な設備の除却等

重要な設備の除却等の計画はない。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	1,400,000,000
計	1,400,000,000

②【発行済株式】

種類	事業年度末現在発行数（株）（平成20年３月31日）	提出日現在発行数（株）（平成20年６月25日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	574,580,850	574,580,850	㈱東京証券取引所（市場第１部） ㈱名古屋証券取引所（市場第１部）	－
計	574,580,850	574,580,850	－	－

(2)【新株予約権等の状況】

該当事項はない。

(3)【ライツプランの内容】

該当事項はない。

(4)【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成13年８月31日（注）	122,300	574,580	33,143	72,717	33,143	64,307

（注）　トヨタ自動車㈱を割当先とした第三者割当増資による増加（払込期日平成13年８月30日）
発行価額　542円
資本組入額　271円

(5)【所有者別状況】

平成20年３月31日現在

区分	株式の状況（１単元の株式数1,000株）								単元未満株式の状況（株）
	政府・地方公共団体	金融機関	金融商品取引業者	その他の国内法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	－	74	31	317	321	3	9,163	9,909	－
所有株式数（単元）	－	112,701	7,293	336,481	87,194	13	29,234	572,916	1,664,850
所有株式数の割合（%）	－	19.7	1.3	58.7	15.2	0.0	5.1	100.0	－

（注）１．自己株式559,071株は、「個人その他」に559単元及び「単元未満株式の状況」に71株含まれている。
２．「その他の国内法人」には証券保管振替機構名義の株式が6単元含まれている。

（6）【大株主の状況】

平成20年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
トヨタ自動車株式会社	愛知県豊田市トヨタ町1	287,897	50.1
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２－11－３	26,309	4.6
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１－８－11	21,208	3.7
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	東京都中央区晴海１－８－11	10,031	1.7
東京海上日動火災保険株式会社	東京都千代田区丸の内１－２－１	6,104	1.1
株式会社竹中工務店	大阪府大阪市中央区本町４－１－13	5,562	1.0
ステートストリートバンクアンドトラストカンパニー（常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.（東京都中央区日本橋兜町６－７）	5,463	1.0
株式会社永坂産業	東京都中央区京橋１－10－１	4,255	0.7
メロンバンクエヌエーアズエージェントフォーイッツクライアントメロンオムニバスユーエスペンション（常任代理人 香港上海銀行東京支店）	ONE BOSTON PLACE BOSTON, MA 02108（東京都中央区日本橋３－11－１）	4,145	0.7
日清紡績株式会社	東京都中央区日本橋人形町２－31－11	4,079	0.7
計	－	375,055	65.3

（注）１．上記所有株式のうち､信託業務に係る株式数は次のとおりである。

日本マスタートラスト信託銀行株式会社（信託口）	26,309千株
日本トラスティ・サービス信託銀行株式会社（信託口）	21,208千株
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	10,031千株

2．ボストン・カンパニー・アセット・マネジメント・エルエルシーから、平成19年10月19日付けで提出された大量保有報告書、変更報告書の写しの送付があり、平成19年７月23日現在で以下の株式を所有している旨の報告を受けたが、当社として当事業年度末時点における実質所有株式数の確認ができないので、上記大株主の状況には含めていない。
なお、その大量保有報告書等の写しの内容は次のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
ボストン・カンパニー・アセット・マネジメント・エルエルシー	アメリカ合衆国、マサチューセッツ州02108－4408、ボストン、ワン・ボストン・プレイス、メロン・フィナンシャル・センター	26,583	4.6

3．ゴールドマン・サックス証券株式会社及びその共同保有者から、平成19年11月６日付けで提出された大量保有報告書及び平成20年１月９日付けで提出された変更報告書の写しの送付があり、平成19年12月31日現在で以下の株式を所有している旨の報告を受けたが、当社として当事業年度末時点における実質所有株式数の確認ができないので、上記大株主の状況には含めていない。
なお、その大量保有報告書等の写しの内容は次のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
ゴールドマン・サックス証券株式会社	東京都港区六本木６－10－１ 六本木ヒルズ森タワー	615	0.1
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	9,261	1.6
Goldman Sachs Asset Management, L.P.	32 Old Slip, New York, New York, 10005 U.S.A.	15,240	2.7
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A.	313	0.1
ゴールドマン・サックス・アセット・マネジメント株式会社	東京都港区六本木６－10－１ 六本木ヒルズ森タワー	3,230	0.6

（７）【議決権の状況】
①【発行済株式】

平成20年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－

区分	株式数（株）	議決権の数（個）	内容
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	［自己保有株式］ 普通株式 559,000	－	権利内容に何ら限定のない当社における標準となる株式
	［相互保有株式］ 普通株式 458,000	－	同上
完全議決権株式（その他）	普通株式 571,899,000	571,893	同上
単元未満株式	普通株式 1,664,850	－	同上
発行済株式総数	574,580,850	－	－
総株主の議決権	－	571,893	－

（注）「完全議決権株式（その他）」欄には、証券保管振替機構名義の株式が6,000株含まれている。なお、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数6個が含まれていない。

② 【自己株式等】

平成20年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式）					
日野自動車㈱	東京都日野市日野台３－１－１	559,000	－	559,000	0.10
（相互保有株式）					
広島日野自動車㈱	広島県安芸郡坂町北新地１－２－59	60,000	－	60,000	0.01
山梨日野自動車㈱	山梨県甲府市酒折１－２－10	52,000	－	52,000	0.01
徳島日野自動車㈱	徳島県板野郡松茂町笹木野八北開拓203－１	30,000	－	30,000	0.01
石川日野自動車㈱	石川県金沢市南森本町へ75－１	27,000	－	27,000	0.00
㈱ホリキリ	千葉県八千代市上高野1827－４	133,000	－	133,000	0.02
澤藤電機㈱	東京都練馬区豊玉北６－15－14	93,000	－	93,000	0.02
千代田運輸㈱	東京都日野市日野台１－21－１	40,000	－	40,000	0.01
埼玉機器㈱	埼玉県さいたま市中央区下落合７－１－３	23,000	－	23,000	0.00
計	－	1,017,000	－	1,017,000	0.18

（8）【ストックオプション制度の内容】

当社はストックオプション制度を採用している。当該制度は、会社法第236条、第238条及び第239条の規定に基づき、当社が新株予約権を発行する方法により、当社の取締役、執行役員及び従業員等に対して付与することを、平成20年６月25日開催の定時株主総会において決議されたものである。

<平成20年６月25日決議分>

決議年月日	平成20年６月25日定時株主総会及び取締役会
付与対象者の区分及び人数	当社の取締役11名、執行役員及び従業員等163名
新株予約権の目的となる株式の種類	当社普通株式
株式の数	1,242,000株
新株予約権の行使時の払込金額	各新株予約権の行使により、交付を受けることができる株式１株当たりの払込金額（以下「行使価額」という。）に付与株式数を乗じた金額とする。行使価額は、新株予約権の割当日の東京証券取引所における当社普通株式の普通取引の終値（取引が成立しない場合はその前日以前の取引が成立した取引日のうち新株予約権の割当日に最も近い日の終値）に1.025を乗じた金額とし、１円未満の端数は切り上げる。（注）
新株予約権の行使期間	平成22年８月１日から平成28年７月31日まで
新株予約権の行使の条件	１．各新株予約権の一部行使はできないものとする。 ２．新株予約権者は、平成20年６月25日開催の定時株主総会終結後２年内の最終の決算期に関する定時株主総会締結まで、当社の取締役、執行役員又は従業員等の地位にあることを要する。 ３．新株予約権者は、当社の取締役、執行役員、従業員等の地位を失った後も２年間に限り、新株予約権を行使することができる。ただし、自己都合による退任もしくは退職又は解任もしくは解雇により、その地位を失った場合は、新株予約権は即時失効する。 ４．新株予約権の相続はこれを認めない。 ５．その他の行使条件については、平成20年６月25日開催の定時株主総会決議及び取締役会決議に基づき、当社と新株予約権者との間で締結する契約に定めるところによる。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、取締役会の承認を要する。
代用払込みに関する事項	――――
組織再編成行為に伴う新株予約権の交付に関する事項	――――

(注)新株予約権の割当日後、当社が株式分割又は株式併合を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{1}{株式分割(又は株式併合)の比率}$$

また、新株予約権の割当日後、当社が時価を下回る価額で普通株式の発行又は普通株式の自己株式の処分

を行った場合は、次の算式により行使価額を調整し、調整に生じる１円未満の端数は切り上げる。ただし、新株予約権の行使の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記算式中の「既発行株式数」からは、当社が保有する自己株式の数を除くものとし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。
上記のほか、新株予約権の割当日後に他の種類株式の普通株式への無償割当て、他の会社の株式の普通株主への配当を行う場合、その他これらの場合に準じ、行使価額の調整を必要とする場合には、合理的な範囲で、行使価額は適切に調整されるものとする。

2 【自己株式の取得等の状況】

【株式の種類等】 会社法第155条第７号に該当する普通株式の取得

(1)【株主総会決議による取得の状況】

該当事項はない。

(2)【取締役会決議による取得の状況】

該当事項はない。

(3)【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（円）
当事業年度における取得自己株式	74,378	56,144,257
当期間における取得自己株式	2,959	1,925,676

(注) 当期間における取得自己株式には、平成20年６月１日からこの有価証券報告書提出日までの単元未満株式の買取りによる株式は含まれていない。

(4)【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数（株）	処分価額の総額（円）	株式数（株）	処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	―	―	―	―
消却の処分を行った取得自己株式	―	―	―	―
合併、株式交換、会社分割に係る移転を行った取得自己株式	―	―	―	―
その他 （―）	―	―	―	―
保有自己株式数	559,071	―	562,030	―

(注) 当期間における保有自己株式数には、平成20年６月１日からこの有価証券報告書提出日までの単元未満株式の買取りによる株式は含まれていない。

3 【配当政策】

当社は、財務体質の強化を図りつつ、毎期の業績、新規投資、連結配当性向等を勘案しながら、成果の配分を高めていくことを基本方針としている。

当社は、中間配当と期末配当の年２回の剰余金の配当を行うことを基本方針としている。

当社は、「取締役会の決議によって、毎年９月30日の最終の株主名簿に記載または記録された株主または登録株式質権者に対し、会社法第454条第５項に定める剰余金の配当をすることができる」旨を定款に定めている。また、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、取締役会の決議により定めることができる旨定款に定めている。

当事業年度の剰余金の配当については、上記基本方針に基づき、当事業年度の業績、今後の事業展開及び株主への利益還元等を総合的に勘案し、１株につき10円の配当（うち中間配当５円）を実施することを、期末配当については株主総会、中間配当については取締役会にて決定した。この結果、当事業年度の連結配当性向は25.9%となった。内部留保資金については、新製品の開発を含む商品力の強化、生産設備の更新、改善に活用する。

なお、当事業年度に係る剰余金の配当は以下のとおりである。

決議年月日	配当金の総額　(百万円)	1株当たり配当額　(円)
平成19年10月31日 取締役会決議	2,870	5
平成20年６月25日 定時株主総会決議	2,870	5

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第92期	第93期	第94期	第95期	第96期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
最高（円）	817	856	808	745	921
最低（円）	486	606	576	554	587

(注)　最高・最低株価は、㈱東京証券取引所市場第１部におけるものである。

(2) 【最近６月間の月別最高・最低株価】

月別	平成19年10月	平成19年11月	平成19年12月	平成20年１月	平成20年２月	平成20年３月
最高（円）	914	830	750	744	788	727
最低（円）	813	608	684	587	669	630

(注)　最高・最低株価は、㈱東京証券取引所市場第１部におけるものである。

5 【役員の状況】

役名及び職名	氏名	生年月日	略歴	任期	所有株式数（千株）
取締役会長 代表取締役	近藤 詔治	昭和17年12月6日生	昭和40年4月　トヨタ自動車工業株式会社入社 平成9年6月　トヨタ自動車株式会社取締役 平成13年6月　同社常務取締役 平成15年6月　当社取締役副社長 平成16年6月　当社取締役社長 平成20年6月　当社取締役会長（現在に至る）	(注) 2	26
取締役社長 代表取締役	白井 芳夫	昭和23年5月1日生	昭和48年4月　トヨタ自動車工業株式会社入社 平成13年6月　トヨタ自動車株式会社取締役 平成15年6月　同社常務役員 平成17年6月　同社専務取締役 平成19年6月　当社取締役副社長 平成20年6月　当社取締役社長（現在に至る）	(注) 2	11
取締役副社長	山本 隆彦	昭和20年9月1日生	昭和43年4月　トヨタ自動車工業株式会社入社 平成6年1月　トヨタ自動車株式会社堤工場工務部主査（部長級） 平成14年3月　当社参与 平成14年6月　当社常務執行役員 平成16年6月　当社専務取締役 平成18年6月　当社取締役副社長（現在に至る）	(注) 2	17
取締役副社長	市川 正和	昭和22年6月2日生	昭和46年3月　当社入社 平成3年10月　日野自動車販売株式会社移籍 平成8年4月　同社業務部長 平成11年10月　当社国内企画業務部長 平成13年6月　当社執行役員 平成14年6月　当社常務執行役員 平成16年6月　当社専務取締役 平成20年6月　当社取締役副社長（現在に至る）	(注) 2	29
専務取締役	井上 俊紀	昭和24年3月11日生	昭和48年4月　トヨタ自動車工業株式会社入社 平成9年1月　トヨタ自動車株式会社第1ボデー設計部長 平成14年1月　当社参与 平成14年6月　当社執行役員 平成15年6月　当社常務執行役員 平成16年6月　当社専務取締役（現在に至る）	(注) 2	13
専務取締役	藤井 恒彦	昭和23年2月7日生	昭和46年7月　トヨタ自動車販売株式会社入社 平成10年6月　トヨタ自動車株式会社渉外部長 平成17年2月　当社顧問 平成17年6月　当社専務取締役（現在に至る）	(注) 2	16

役名及び職名	氏名	生年月日	略歴	任期	所有株式数（千株）
専務取締役	笠井 学	昭和24年３月１日生	昭和46年４月　トヨタ自動車販売株式会社入社 平成９年１月　トヨタ自動車株式会社トヨタ店部長 平成13年６月　東京トヨペット株式会社取締役兼常務執行役員 平成16年６月　当社常務執行役員 平成17年６月　当社専務取締役（現在に至る）	（注）２	19

役名及び職名	氏名	生年月日	略歴	任期	所有株式数（千株）
専務取締役	岡崎 清英	昭和24年７月28日生	昭和47年４月　当社入社 平成９年４月　当社小型工務部長 平成13年６月　当社執行役員 平成15年６月　当社常務執行役員 平成17年６月　当社専務取締役（現在に至る）	(注) 2	20
専務取締役	藤本 慎治	昭和22年３月18日生	昭和44年４月　当社入社 平成11年７月　当社日野工場副工場長兼工務部長 平成13年６月　当社参与新田工場長 平成15年６月　当社執行役員 平成17年６月　当社常務執行役員 平成18年６月　当社専務取締役（現在に至る）	(注) 2	20
専務取締役	和眞 健治	昭和25年12月16日生	昭和49年４月　当社入社 平成10年６月　当社品質保証部長 平成13年６月　当社参与品質保証部長 平成15年６月　当社執行役員 平成17年６月　当社常務執行役員 平成20年６月　当社専務取締役（現在に至る）	(注) 2	6
専務取締役	山本 章正	昭和25年１月25日生	昭和47年４月　トヨタ自動車工業株式会社入社 平成11年１月　トヨタ自動車株式会社経理部主計室長（部長級） 平成13年３月　米国トヨタ自動車販売株式会社出向 同社上級副社長 平成16年１月　中央発條株式会社顧問 平成16年６月　同社常務取締役 平成18年６月　同社専務取締役 平成19年６月　当社常務執行役員 平成20年６月　当社専務取締役（現在に至る）	(注) 2	10

役名及び職名	氏名	生年月日	略歴	任期	所有株式数（千株）
常勤監査役	荻野 明彦	昭和27年２月24日生	昭和51年４月 当社入社 平成15年６月 当社総務部長 平成17年６月 当社常勤監査役（現在に至る）	(注) 3	6
常勤監査役	渡 春樹	昭和26年４月10日生	昭和50年４月 当社入社 平成11年４月 当社設備資材購買部長 平成15年６月 当社参与人事部長 平成20年６月 当社常勤監査役（現在に至る）	(注) 3	1
監査役	辻井 昭雄	昭和７年12月19日生	昭和31年４月 近畿日本鉄道株式会社入社 平成元年６月 同社取締役 平成３年６月 同社常務取締役 平成５年６月 同社専務取締役 平成６年６月 同社取締役副社長 平成11年６月 同社取締役社長 平成14年６月 当社監査役（現在に至る） 平成15年６月 近畿日本鉄道株式会社取締役会長 平成19年６月 同社相談役（現在に至る）	(注) 3	2
監査役	石坂 芳男	昭和15年１月９日生	昭和39年３月 トヨタ自動車販売株式会社入社 平成４年９月 トヨタ自動車株式会社取締役 平成８年６月 米国トヨタ自動車販売株式会社取締役社長 平成11年６月 トヨタ自動車株式会社専務取締役 平成13年６月 同社取締役副社長 平成17年６月 同社相談役 平成17年６月 当社監査役（現在に至る） 平成20年６月 トヨタ自動車株式会社顧問（現在に至る）	(注) 3	4
監査役	池渕 浩介	昭和12年３月４日生	昭和35年４月 トヨタ自動車工業株式会社入社 昭和63年９月 トヨタ自動車株式会社取締役 平成６年９月 同社常務取締役 平成８年６月 同社専務取締役 平成11年６月 同社取締役副社長 平成13年６月 同社取締役副会長 平成17年６月 同社相談役・技監（現在に至る） 平成18年６月 当社監査役（現在に至る）	(注) 3	2
			計		202

（注）１．監査役 辻井昭雄、石坂芳男及び池渕浩介は、「会社法」第２条第16号に定める社外監査役である。
２．平成20年６月25日選任後、平成21年3月期に係る定時株主総会の終結の時までである。
３．平成20年６月25日選任後、平成24年3月期に係る定時株主総会の終結の時までである。

6【コーポレート・ガバナンスの状況】

当社は、物流や交通を担うトラック・バスの製造・販売を行う企業として、平成19年にＣＳＲの観点から見直した企業理念において、その使命を「人、そして物の移動を支え、豊かで住みよい世界と未来に貢献する」とした。この会社の使命を果たすため、株主の皆様やお客様をはじめ、取引先、国際社会・地域社会、従業員等の各ステークホルダーの皆様と良好な関係を築き、グローバル企業として発展すべく、コーポレート・ガバナンスの充実を図っている。

(1)会社の機関

当社は、監査役制度採用会社であり、取締役会、監査役、監査役会及び会計監査人を設置している。

当社の取締役会は取締役11名（提出日現在の人数。定款において15名を上限とする定め有。）によって構成され、重要な業務執行を決定すると共に、取締役の職務の執行を監督している。

また、当社の経営方針・施策の審議、並びに経営上必要な情報の報告等を行うための経営会議を設けており、さらに取締役会のスリム化と機動的な業務執行を図るため、執行役員制を採用している。

監査役会は社外監査役３名を含む監査役５名（提出日現在の人数）によって構成されている。

監査役は、監査役会が定めた監査役監査の基準に準拠し、監査の方針及び監査計画等に従い、取締役、内部監査部門その他の使用人等と意思疎通を図り、情報収集、監査環境の整備に努めるとともに、取締役会その他の重要会議体への出席、取締役及び使用人からその職務の執行状況の聴取、重要な決裁書類等の閲覧、各事業所往査、子会社往査等による業務及び財産の状況の調査等を行い、取締役の職務執行を監査している。

また、監査役は、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監査すると共に、会計監査人からその職務の執行状況について報告を受け、意見交換を行っているほか、事業報告、計算書類及びそれらの附属明細書、並びに連結計算書類について検討を加えている。

(2)内部統制システム及びリスク管理体制の整備状況

当社は、コーポレート・ガバナンスの充実・強化を図るため、内部統制環境を整備している。当社の内部統制は、上述の取締役会における経営の監督、ならびに取締役会、経営会議その他組織横断的な各種会議体で総合的に検討した上で意思決定することを内部統制システムの基本としている。なお、当社では、平成18年５月開催の取締役会において、会社法に則り、「業務適正確保体制整備の基本方針」を決議している。

そして、子会社を含めて健全な企業風土を醸成するため、経営陣及び従業員の心構え・行動指針を明確にした「日野行動指針」（提出日現在の名称）を制定している。

また、企業倫理の確立及びコンプライアンスの徹底のため、当社は取締役及び常勤監査役全員で構成される「コンプライアンス・リスク管理委員会」（提出日現在の名称）を設置しており、企業倫理、コンプライアンス及びリスク管理に関する重要課題並びにその対応について審議している。

そして、従業員に対して社外弁護士を受付窓口とする「ＨＩＮＯコンプライアンス相談窓口」（提出日現在の名称）を設置し、コンプライアンスに関する重要情報の早期把握に努めている。

リスク発生の事前予防及び発生時の初動措置等を定めた社内規定を整備し、さらに個々の統制やリスク管理、コンプライアンスが必要な分野は各担当部署の本来業務としての統制活動に加え、「日野安全衛生・防災委員会」「日野環境委員会」（いずれも提出日現在の名称）等の諸活動を通じて、きめ細かな統制活動、リスク管理の強化を図っている。

以上のような統制活動に加え、内部監査部門である監査室（提出日現在５名）を設置し、会社法に基づく内部統制のほか、トヨタグループの一員として米国企業改革法に基づく内部統制の整備・運用に関する監査業務を行うことで、内部統制機能の向上を図っている。

会計監査については、あらた監査法人を選任している。当社の会計監査業務を執行した公認会計士は、北川哲雄、出口眞也及び大場康史であり、あらた監査法人に所属している。また、監査業務に係る補助者は、公認会計士８名、会計士補等17名、その他12名である。

(3)社外監査役との関係

社外監査役３名のうち、辻井昭雄氏は、近畿日本鉄道株式会社相談役であり、同社と当社との間には重要な取引関係は無い。石坂芳男氏は、当社の親会社であるトヨタ自動車株式会社顧問（提出日現在）である。池渕浩介氏は、トヨタ自動車株式会社相談役・技監及び株式会社名古屋グランパスエイト代表取締役社長である。株式会社名古屋グランパスエイトと当社との間には重要な取引関係は無い。当社とトヨタ自動車株式会社との取引は、「第１ 企業の概況 ４．関係会社の状況」と「第２ 事業の状況 ２．生産、受注及び販売の状況」及び「第５ 経理の状況 関連当事者との取引」に記載しているが、いずれの取引も定常的な取引であり、社外監査役個人及びその近親者が直接利害関係を有するものではない。

当社と社外監査役との間では、会社法第423条第１項に定める責任について、その職務を行うにつき善意でありかつ重大な過失がなかったときは、会社法第425条第１項に定める額を責任限度とする契約を締結している。また、当社と社外監査役との出資等の資本的関係は、「第４ 提出会社の状況 ５．役員の状況」に記載のとおりである。

(4)役員報酬の内容

当社の取締役及び監査役に対する報酬は、以下のとおりである。

取締役に支払った報酬	12名	760百万円
監査役に支払った報酬	5名	92百万円
計	17名	853百万円

（注）１．上記の支払額には平成20年６月25日開催の第96回定時株主総会において決議された取締役及び監査役賞与金の額を含めている。

２．上記の支払額には当事業年度に係る役員退職慰労引当金の増加額を含めている。

３．上記のうち、社外監査役に対する支払額は３名18百万円である。

４．上記のほか、下記の支払額がある。

取締役及び監査役賞与金

（平成19年６月26日開催の第95回定時株主総会決議による）

取締役　140百万円

監査役　20百万円

(5)監査報酬の内容

当事業年度において、当社があらた監査法人に支払うべき報酬の内容は、以下のとおりである。

公認会計士法第２条第１項に規定する業務に基づく報酬	48百万円
上記以外の業務に基づく報酬	20百万円

(6)取締役の選任の決議要件

当社は、取締役の選任決議について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨を定款に定めている。また、取締役の選任は、累積投票によらないものとする旨を定款に定めている。

(7)剰余金の配当等の決定機関

当社は、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、取締役会の決議により定めることができる旨を定款に定めている。これは、剰余金の配当等の権限を取締役会にも付与することにより、株主への機動的な利益還元を行うことを目的としている。また同様の目的により、取締役会の決議によって、毎年９月30日の最終株主名簿に記載又は記録された株主又は登録株式質権者に対し、会社法第454条第５項に定める剰余金の配当をすることができる旨を定款に定めている。

(8)自己の株式の取得

当社は、会社法第165条第２項の規定により、取締役会の決議によって自己の株式を取得することができる旨を定款に定めている。これは機動的な資本政策を行うことを目的としている。

(9)取締役及び監査役の責任免除

当社は、会社法第426条第１項の規定により、取締役会の決議によって、取締役（取締役であった者を含む）及び監査役（監査役であった者を含む）の会社法第423条第１項の賠償責任を、法令の限度において免除することができる旨を定款に定めている。これは、職務の遂行にあたり期待される役割を十分に発揮できるようにすることを目的としている。

(10)株主総会の特別決議要件

当社は、会社法第309条第２項に定める株主総会の特別決議要件について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもって行う旨を定款に定めている。これは株主総会における特別決議の定足数を緩和することにより、株主総会の円滑な運営を行うことを目的としている。

第５【経理の状況】

１．連結財務諸表及び財務諸表の作成方法について

(1)当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成している。

なお、前連結会計年度（平成18年４月１日から平成19年３月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成19年４月１日から平成20年３月31日まで）は、改正後の連結財務諸表規則に基づいて作成している。

(2)当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成している。

なお、第95期事業年度（平成18年４月１日から平成19年３月31日まで）は、改正前の財務諸表等規則に基づき、第96期事業年度（平成19年４月１日から平成20年３月31日まで）は、改正後の財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成18年４月１日から平成19年３月31日まで）の連結財務諸表及び第95期事業年度（平成18年４月１日から平成19年３月31日まで）の財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当連結会計年度（平成19年４月１日から平成20年３月31日まで）の連結財務諸表及び第96期事業年度（平成19年４月１日から平成20年３月31日まで）の財務諸表について、あらた監査法人により監査を受けている。

1 【連結財務諸表等】

（1） 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度 平成19年３月31日 金額（百万円）		構成比（%）	当連結会計年度 平成20年３月31日 金額（百万円）		構成比（%）
(資産の部)							
Ⅰ 流動資産							
1．現金及び預金			28,696			29,108	
2．受取手形及び売掛金	※3,5		264,141			238,526	
3．たな卸資産	※3		93,534			102,565	
4．繰延税金資産			14,844			16,716	
5．その他			14,498			16,928	
6．貸倒引当金			△4,053			△3,729	
流動資産合計			411,662	45.3		400,115	45.8
Ⅱ 固定資産	※2,3						
(1) 有形固定資産							
1．建物及び構築物			109,157			106,523	
2．機械装置及び運搬具			105,478			108,866	
3．工具器具備品			17,744			14,199	
4．リース資産			9,749			10,288	
5．土地			96,067			95,409	
6．建設仮勘定			16,781			9,520	
有形固定資産合計			354,979	39.1		344,807	39.4
(2) 無形固定資産							
1．ソフトウェア			21,749			25,217	
2．のれん			81			－	
3．その他			554			498	
無形固定資産合計			22,385	2.5		25,716	2.9

区分	注記番号	前連結会計年度 平成19年３月31日 金額（百万円）		構成比 (%)	当連結会計年度 平成20年３月31日 金額（百万円）		構成比 (%)
(3) 投資その他の資産							
1．投資有価証券	※1		108,412			86,566	
2．長期貸付金			3,644			3,571	
3．繰延税金資産			2,744			2,107	
4．その他	※1		10,048			17,555	
5．貸倒引当金			△5,898			△6,070	
投資その他の資産合計			118,950	13.1		103,730	11.9
固定資産合計			496,315	54.7		474,254	54.2
資産合計			907,977	100.0		874,369	100.0
(負債の部)							
Ⅰ 流動負債							
1．支払手形及び買掛金	※5		192,049			195,741	
2．短期借入金	※3		135,965			114,623	
3．コマーシャルペーパー			39,000			32,000	
4．一年内返済予定の長期借入金	※3		27,753			23,618	
5．未払金			10,496			13,312	
6．未払法人税等			6,262			9,276	
7．賞与引当金			4,383			4,526	
8．役員賞与引当金			370			503	
9．製品保証引当金			10,633			10,935	
10．その他			49,793			52,444	
流動負債合計			476,705	52.5		456,983	52.3

区分	注記番号	前連結会計年度 平成19年３月31日 金額（百万円）		構成比（%）	当連結会計年度 平成20年３月31日 金額（百万円）		構成比（%）
Ⅱ 固定負債							
１．長期借入金	※３		43,842			37,630	
２．繰延税金負債			17,181			4,761	
３．土地再評価に係る繰延税金負債	※４		3,732			3,732	
４．退職給付引当金			36,639			37,090	
５．役員退職慰労引当金			－			2,800	
６．その他			23,912			22,612	
固定負債合計			125,307	13.8		108,627	12.4
負債合計			602,013	66.3		565,610	64.7
（純資産の部）							
Ⅰ 株主資本							
１．資本金			72,717	8.0		72,717	8.3
２．資本剰余金			64,309	7.1		64,327	7.3
３．利益剰余金			120,026	13.2		136,393	15.6
４．自己株式			△325	△0.0		△379	△0.0
株主資本合計			256,728	28.3		273,058	31.2
Ⅱ 評価・換算差額等							
１．その他有価証券評価差額金			33,388	3.7		21,939	2.5
２．土地再評価差額金	※４		1,547	0.2		1,617	0.2
３．為替換算調整勘定			△2,222	△0.3		△5,315	△0.6
評価・換算差額等合計			32,713	3.6		18,241	2.1
Ⅲ 少数株主持分			16,522	1.8		17,458	2.0
純資産合計			305,964	33.7		308,758	35.3
負債純資産合計			907,977	100.0		874,369	100.0

②【連結損益計算書】

区分	注記番号	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）		百分比（%）	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）		百分比（%）
Ⅰ 売上高			1,287,668	100.0		1,368,633	100.0
Ⅱ 売上原価			1,105,994	85.9		1,172,976	85.7
売上総利益			181,674	14.1		195,656	14.3
Ⅲ 販売費及び一般管理費							
１．販売手数料		8,173			10,235		
２．運賃及び諸掛・保管料		10,105			12,158		
３．製品保証引当金繰入額		10,633			10,935		
４．広告宣伝費		3,292			3,879		
５．給与諸手当		38,679			39,365		
６．賞与引当金繰入額		2,982			2,998		
７．役員賞与引当金繰入額		370			503		
８．退職給付費用		3,169			3,545		
９．役員退職慰労引当金繰入額		－			717		
10．地代家賃・賃借料		5,930			6,312		
11．貸倒引当金繰入額		－			788		
12．その他		61,635	144,972	11.2	58,326	149,767	10.9
営業利益			36,701	2.9		45,889	3.4
Ⅳ 営業外収益							
１．受取利息		1,409			1,793		
２．受取配当金		1,822			1,268		
３．為替差益		684			－		
４．賃貸料		659			367		
５．持分法による投資利益		1,219			871		
６．雑収入		1,633	7,430	0.6	1,446	5,747	0.4
Ⅴ 営業外費用							
１．支払利息		5,076			5,106		
２．為替差損		－			2,972		
３．雑支出		2,214	7,290	0.6	2,523	10,602	0.8
経常利益			36,841	2.9		41,035	3.0

区分	注記番号	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）		百分比(%)	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）		百分比(%)
Ⅵ 特別利益							
１．固定資産売却益	※１	577			1,264		
２．投資有価証券等売却益		310			35		
３．貸倒引当金戻入益		62			－		
４．その他		391	1,342	0.1	147	1,447	0.1
Ⅶ 特別損失							
１．固定資産売廃却損	※２	1,793			1,861		
２．過年度役員退職慰労引当金繰入額		－			2,494		
３．その他		1,847	3,640	0.3	1,241	5,596	0.4
税金等調整前当期純利益			34,542	2.7		36,885	2.7
法人税、住民税及び事業税		14,119			16,789		
法人税等調整額		△678	13,441	1.0	△3,713	13,076	1.0
少数株主利益			1,042	0.1		1,629	0.1
当期純利益			20,059	1.6		22,178	1.6

③【連結株主資本等変動計算書】

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日 残高（百万円）	72,717	64,307	105,702	△289	242,437
連結会計年度中の変動額					
剰余金の配当（注）１			△5,167		△5,167
役員賞与の支給（注）２			△323		△323
土地再評価差額金の取崩			△18		△18
当期純利益			20,059		20,059
自己株式の取得				△42	△42
自己株式の処分		2		1	3
持分法の適用範囲の変動			△227	5	△221
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	−	2	14,323	△35	14,290
平成19年３月31日 残高（百万円）	72,717	64,309	120,026	△325	256,728

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日 残高（百万円）	37,006	1,529	△3,966	34,568	15,164	292,170
連結会計年度中の変動額						
剰余金の配当（注）１						△5,167
役員賞与の支給（注）２						△323
土地再評価差額金の取崩						△18
当期純利益						20,059
自己株式の取得						△42
自己株式の処分						3
持分法の適用範囲の変動						△221
株主資本以外の項目の連結会計年度中の変動額（純額）	△3,617	18	1,744	△1,855	1,358	△496
連結会計年度中の変動額合計（百万円）	△3,617	18	1,744	△1,855	1,358	13,793
平成19年３月31日 残高（百万円）	33,388	1,547	△2,222	32,713	16,522	305,964

（注）１．平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は、2,870百万円である。

２．平成18年６月の定時株主総会における利益処分項目である。

当連結会計年度（自　平成19年４月１日　至　平成20年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△325	256,728
連結会計年度中の変動額					
剰余金の配当			△5,740		△5,740
土地再評価差額金の取崩			△70		△70
当期純利益			22,178		22,178
自己株式の取得				△56	△56
自己株式の処分		17		1	19
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	17	16,367	△54	16,330
平成20年３月31日　残高（百万円）	72,717	64,327	136,393	△379	273,058

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成19年３月31日　残高（百万円）	33,388	1,547	△2,222	32,713	16,522	305,964
連結会計年度中の変動額						
剰余金の配当						△5,740
土地再評価差額金の取崩						△70
当期純利益						22,178
自己株式の取得						△56
自己株式の処分						19
株主資本以外の項目の連結会計年度中の変動額（純額）	△11,449	70	△3,092	△14,471	935	△13,535
連結会計年度中の変動額合計（百万円）	△11,449	70	△3,092	△14,471	935	2,794
平成20年３月31日　残高（百万円）	21,939	1,617	△5,315	18,241	17,458	308,758

④【連結キャッシュ・フロー計算書】

		前連結会計年度 自 平成18年4月1日 至 平成19年3月31日	当連結会計年度 自 平成19年4月1日 至 平成20年3月31日
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
1. 税金等調整前当期純利益		34,542	36,885
2. 減価償却費		44,152	51,002
3. のれん償却額		100	81
4. 貸倒引当金の減少額		△393	△78
5. 製品保証引当金の増加額		2,900	302
6. 退職給付引当金の増加額		364	507
7. 役員退職慰労引当金の増加額		－	2,800
8. 受取利息及び受取配当金		△3,232	△3,062
9. 支払利息		5,076	5,106
10. 為替差益(差損)		300	△191
11. 持分法による投資利益		△1,219	△871
12. 投資有価証券等売却益		△310	△35
13. 固定資産売廃却損		1,793	1,861
14. 固定資産売却益		△577	△1,264
15. 売上債権の減少額		8,771	20,702
16. たな卸資産の増加(減少)額		8,168	△13,045
17. 仕入債務の増加(減少)額		△5,181	7,059
18. 役員賞与の支払額		△323	－
19. その他		5,117	△62
小計		100,050	107,695
20. 利息及び配当金の受取額		3,317	3,124
21. 利息の支払額		△4,386	△5,061
22. 法人税等の支払額		△20,300	△13,253
営業活動によるキャッシュ・フロー		78,681	92,504

区分	注記番号	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）
Ⅱ 投資活動によるキャッシュ・フロー			
１．定期預金の預入による支出		△610	△246
２．定期預金の払戻による収入		374	591
３．有形固定資産の取得による支出		△50,975	△39,299
４．有形固定資産の売却による収入		3,263	4,745
５．無形固定資産の取得による支出		△10,024	△10,327
６．投資有価証券の取得による支出		△701	△321
７．投資有価証券の売却による収入		724	69
８．関係会社設立による支出		－	△7,503
９．長期貸付金の貸付による支出		△149	△164
10．長期貸付金の回収による収入		1,301	197
11．その他		△77	△10
投資活動によるキャッシュ・フロー		△56,873	△52,270

区分	注記番号	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）
Ⅲ 財務活動によるキャッシュ・フロー			
１．短期借入金の純減少額		△29,505	△18,217
２．コマーシャルペーパーの純減少(増加)額		2,000	△7,000
３．長期借入れによる収入		9,060	18,584
４．長期借入金の返済による支出		△6,924	△27,079
５．少数株主からの払込による収入		－	532
６．配当金の支払額		△5,167	△5,740
７．その他		△26	△41
財務活動によるキャッシュ・フロー		△30,562	△38,963
Ⅳ 現金及び現金同等物に係る換算差額		△181	△513
Ⅴ 現金及び現金同等物の増加(減少)額		△8,937	756
Ⅵ 現金及び現金同等物の期首残高		36,890	27,953
Ⅶ 現金及び現金同等物の期末残高	※	27,953	28,710

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 自　平成18年４月１日 至　平成19年３月31日	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日
１．連結の範囲に関する事項 (1) 連結子会社の数は71社である。 主要な連結子会社名は「第１企業の概況　４関係会社の状況」に記載しているため省略した。 (連結子会社の増加) ―――――― (連結子会社の減少) ①合併による減少 日野テクノスタッフ㈱ (連結子会社である㈱日野ライフスタッフ(存続会社)と合併し、㈱日野ライフスタッフは㈱日野ヒューテックに社名変更) ②清算結了による減少 坂森自動車㈱	１．連結の範囲に関する事項 (1) 連結子会社の数は74社である。 主要な連結子会社名は「第１企業の概況　４関係会社の状況」に記載しているため省略した。 (連結子会社の増加) 新規設立による増加 日野モータース マニュファクチャリング コロンビア㈱ 日野ハーモニー㈱ 日野自動車（中国）㈲ (連結子会社の減少) ――――――
２．持分法の適用に関する事項 (1) 持分法を適用した会社の数は15社である。 関連会社 (国内販売会社) 広島日野自動車㈱ 石川日野自動車㈱ 他　　計６社 (国内仕入先) ジェイ・バス㈱ 澤藤電機㈱ 三共ラヂエーター㈱ 他　　計８社 (海外会社) 瀋陽瀋飛日野㈲ 計１社 (持分法適用会社の増加) 増資引受による新規持分法適用による増加 高知日野自動車㈱ (持分法適用会社の減少) 株式の一部売却による持分法の適用除外による減少 富山日野自動車㈱	２．持分法の適用に関する事項 (1) 持分法を適用した会社の数は16社である。 関連会社 (国内販売会社) 同左 (国内仕入先) 同左 (海外会社) 瀋陽瀋飛日野㈲ 他　　計２社 (持分法適用会社の増加) 新規設立による増加 広汽日野自動車㈲ (持分法適用会社の減少) ――――――

前連結会計年度 自　平成18年４月１日 至　平成19年３月31日	当連結会計年度 自　平成19年４月１日 至　平成20年３月31日
(2) 持分法を適用しない関連会社のうち主要な会社の名称 高知県交通㈱ 木下工業㈱ 鈴江茨城㈱ 持分法非適用の関連会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても連結財務諸表に重要な影響を与えていないため、持分法の適用から除外している。	(2) 持分法を適用しない関連会社のうち主要な会社の名称 同左
３．連結子会社の事業年度等に関する事項 連結子会社のうち決算日が異なる会社 （決算日） （12月31日） 日野パック　モータース㈱ 上海日野エンジン㈲ ㈱タケベ(タイランド) 連結財務諸表の作成に当たっては、同決算日現在の財務諸表を使用し、平成19年１月１日から連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っている。	３．連結子会社の事業年度等に関する事項 連結子会社のうち決算日が異なる会社 （決算日） （12月31日） 日野パック　モータース㈱ 上海日野エンジン㈲ ㈱タケベ(タイランド) 日野モータース　マニュファクチャリング コロンビア㈱ 日野自動車（中国）㈲ 連結財務諸表の作成に当たっては、同決算日現在の財務諸表を使用し、平成20年１月１日から連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っている。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ①有価証券　満期保有目的の債券 …償却原価法（定額法） その他有価証券 時価のあるもの …連結決算日の市場価格に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定している。） 時価のないもの …移動平均法による原価法 ②デリバティブ　時価法 ③たな卸資産　連結財務諸表提出会社 個別原価法及び移動平均法による原価法 連結子会社 主として移動平均法による原価法または最終仕入原価法	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ①有価証券　満期保有目的の債券 …同左 その他有価証券 時価のあるもの …同左 時価のないもの …　同左 ②デリバティブ　　同左 ③たな卸資産　　同左

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
(2) 重要な減価償却資産の減価償却の方法 ①有形固定資産 （建物及び構築物、機械装置及び運搬具、工具器具備品） 主として定率法 なお、平成10年４月１日以降取得した建物（附属設備を除く）については、定額法による。 （リース資産） 契約期間に基づく定額法 耐用年数は以下のとおりである。 建物及び構築物　２年～75年 機械装置及び運搬具　２年～17年 工具器具備品　２年～20年 リース資産　３年～６年 ②無形固定資産 定額法 なお、ソフトウェア（自社利用分）については社内における利用可能期間（３～５年）に基づく定額法による。	(2) 重要な減価償却資産の減価償却の方法 ①有形固定資産 （建物及び構築物、機械装置及び運搬具、工具器具備品） 主として定率法 なお、平成10年４月１日以降取得した建物（附属設備を除く）については、定額法による。 （リース資産） 契約期間に基づく定額法 耐用年数は以下のとおりである。 建物及び構築物　２年～75年 機械装置及び運搬具　２年～18年 工具器具備品　２年～20年 リース資産　３年～６年 （会計方針の変更） 当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。 これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ999百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。 （追加情報） 当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。 これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ1,933百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。 ②無形固定資産 同左

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
(3) 重要な引当金の計上基準 ①貸倒引当金 受取手形、売掛金等の債権に対する貸倒による損失に備えるため、一般債権については貸倒実績率等により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上している。 ②賞与引当金 連結子会社（ただし一部は除く）は従業員賞与の支給に備えるため、支給見込額のうち当期負担分を計上している。 ③役員賞与引当金 役員賞与の支出に備えて、当連結会計年度における支給見込額に基づき計上している。 (会計方針の変更) 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用している。 これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ347百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。 ④製品保証引当金 保証書の約款に従い販売した製品のアフターサービスに対する費用の支出に備えるため、過去の実績を基礎にして計上している。 ⑤退職給付引当金 連結財務諸表提出会社及び国内連結子会社 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上している。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（12～16年（連結子会社３社））による定額法により費用処理している。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数（４～18年）による定額法により翌連結会計年度より費用処理することとしている。	(3) 重要な引当金の計上基準 ①貸倒引当金 同左 ②賞与引当金 同左 ③役員賞与引当金 役員賞与の支出に備えて、当連結会計年度における支給見込額に基づき計上している。 ④製品保証引当金 同左 ⑤退職給付引当金 同左

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
⑥ ――――――	⑥役員退職慰労引当金 連結財務諸表提出会社及び国内連結子会社 役員の退職慰労金の支出に備えるため、内規に基づく当連結会計年度末要支給額を計上している。 （会計方針の変更） 当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会監査・保証実務委員会報告第42号 平成19年４月13日）の公表が契機となり、当連結会計年度より、内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更した。 これにより、営業利益、経常利益は306百万円、税金等調整前当期純利益は2,800百万円それぞれ減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。
(4) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	(4) 重要なリース取引の処理方法 同左
(5) 重要なヘッジ会計の方法 ①ヘッジ会計の方法 主として繰延ヘッジ処理を採用している。なお、為替予約及び通貨スワップについては、振当処理の要件を満たしている場合は振当処理を採用している。 ②ヘッジ手段とヘッジ対象 ａ．ヘッジ手段 為替予約 ヘッジ対象 外貨建売掛金・買掛金 ｂ．ヘッジ手段 通貨スワップ ヘッジ対象 外貨建借入金 ③ヘッジ方針 外貨建取引に係る為替変動のリスクを回避する目的で、外貨建売掛金・買掛金及び借入金について、為替予約及び通貨スワップ取引を行っている。	(5) 重要なヘッジ会計の方法 同左

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
④ヘッジ有効性評価の方法 ヘッジの期間中におけるヘッジ対象の時価変動の累計額とヘッジ手段の時価変動の累計額とを比較し、有効性の判定をしている。	
(6) その他連結財務諸表作成のための重要な事項 消費税等の会計処理方法 消費税等の会計処理は税抜方式によっている。	(6) その他連結財務諸表作成のための重要な事項 消費税等の会計処理方法 同左
5．連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価方法は全面時価評価法によっている。	5．連結子会社の資産及び負債の評価に関する事項 同左
6．のれん及び負ののれんの償却に関する事項 のれん及び負ののれんは原則として発生年度より実質的判断による年数の見積もりが可能なものはその見積もり年数で、その他については５年間で均等償却している。	6．のれん及び負ののれんの償却に関する事項 同左
7．連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び取得日から３ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなる。	7．連結キャッシュ・フロー計算書における資金の範囲 同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
（貸借対照表の純資産の部の表示に関する会計基準） 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用している。 従来の資本の部の合計に相当する金額は289,441百万円である。 なお、当連結会計年度における連結貸借対照表の純資産の部については、連結財務諸表規則の改正に伴い、改正後の連結財務諸表規則により作成している。	――――――

表示方法の変更

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
（連結貸借対照表関係） 前連結会計年度において、「連結調整勘定」として掲記していたものは、当連結会計年度から「のれん」と表示している。 （連結キャッシュ・フロー計算書関係） 前連結会計年度において、「連結調整勘定償却額」として掲記していたものは、当連結会計年度から「のれん償却額」と表示している。	―――――― ――――――

注記事項

(連結貸借対照表関係)

前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
注(1) ※１ 関連会社に対するものは次のとおりである。 投資有価証券（株式） 9,840百万円 ※２ 有形固定資産に対する減価償却累計額 537,726百万円	注(1) ※１ 関連会社に対するものは次のとおりである。 投資有価証券（株式） 9,418百万円 出資金 7,514百万円 ※２ 有形固定資産に対する減価償却累計額 554,806百万円
注(2) 保証債務 銀行借入金他に対し債務保証を行っている。 関連会社 九州サンボディー㈱ 224百万円 オートローン 3,029 従業員の住宅資金借入金 7,490 計 10,743	注(2) 保証債務 銀行借入金他に対し債務保証を行っている。 関連会社 九州サンボディー㈱ 144百万円 オートローン 1,894 従業員の住宅資金借入金 6,666 計 8,704
注(3) ※３ 担保提供資産 (ア) 工場財団抵当に供しているもの 建物 4,401百万円 機械装置 3,167 土地 6,100 その他有形固定資産 325 計 13,994 上記資産は下記債務の担保に供している。 短期借入金 8,488百万円 長期借入金（一年内返済予定額を含む） 7,237 計 15,725 (イ) 財団抵当以外に供しているもの 受取手形 27,857百万円 売掛金 47,515 たな卸資産 4,766 建物 15,662 土地 32,695 その他 195 計 128,692 上記資産は下記債務の担保に供している。 短期借入金 60,056百万円 長期借入金（一年内返済予定額を含む） 1,117 計 61,173	注(3) ※３ 担保提供資産 (ア) 工場財団抵当に供しているもの 建物 4,148百万円 機械装置 2,636 土地 6,100 その他有形固定資産 292 計 13,178 上記資産は下記債務の担保に供している。 短期借入金 5,594百万円 長期借入金（一年内返済予定額を含む） 3,901 計 9,495 (イ) 財団抵当以外に供しているもの 受取手形 11,898百万円 売掛金 3,255 たな卸資産 4,794 建物 13,939 土地 30,505 その他 2,042 計 66,434 上記資産は下記債務の担保に供している。 短期借入金 39,203百万円 長期借入金（一年内返済予定額を含む） 739 計 39,942
注(4) 割引手形 39百万円	注(4) ――――――

前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
注(5) ※４　一部の国内連結子会社は、「土地の再評価に関する法律」（平成10年３月31日公布法律第34号）及び「土地の再評価に関する法律の一部を改正する法律」（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行っている。この評価差額のうち、当該評価差額に係る繰延税金相当額を「土地再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上している。 ・再評価の方法…一部の会社は「土地の再評価に関する法律施行令」（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額に合理的な調整を行って算定する方法及び第５号に定める不動産鑑定士の鑑定評価によって算出している。また一部の会社は、同第４号に定める地価税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額に、時点修正による補正等合理的調整を行って算定している。 ・再評価を行った年月日…平成14年３月31日 ・再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 …3,515百万円	注(5) ※４　一部の国内連結子会社は、「土地の再評価に関する法律」（平成10年３月31日公布法律第34号）及び「土地の再評価に関する法律の一部を改正する法律」（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行っている。この評価差額のうち、当該評価差額に係る繰延税金相当額を「土地再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上している。 ・再評価の方法…一部の会社は「土地の再評価に関する法律施行令」（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額に合理的な調整を行って算定する方法及び第５号に定める不動産鑑定士の鑑定評価によって算出している。また一部の会社は、同第４号に定める地価税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額に、時点修正による補正等合理的調整を行って算定している。 ・再評価を行った年月日…平成14年３月31日 ・再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 …2,909百万円
注(6) ※５　連結会計年度末日満期手形 連結会計年度末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当連結会計年度末日は金融機関の休日であったため、次の連結会計年度末日満期手形が連結会計年度末残高に含まれている。 受取手形　5,445百万円 支払手形　482百万円	注(6) ※５　――――――

(連結損益計算書関係)

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
注(1)※１ 主要な固定資産売却益の内訳は次のとおりである。 土地 453百万円 ※２ 主要な固定資産売廃却損の内訳は次のとおりである。 機械装置及び運搬具 1,200百万円 注(2) 一般管理費及び当期製造費用に含まれる研究開発費 34,444百万円	注(1)※１ 主要な固定資産売却益の内訳は次のとおりである。 土地 1,178百万円 ※２ 主要な固定資産売廃却損の内訳は次のとおりである。 機械装置及び運搬具 1,085百万円 注(2) 一般管理費及び当期製造費用に含まれる研究開発費 39,547百万円

(連結株主資本等変動計算書関係)

前連結会計年度（自平成18年４月１日 至平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(千株)	当連結会計年度増加株式数(千株)	当連結会計年度減少株式数(千株)	当連結会計年度末株式数(千株)
発行済株式				
普通株式	574,580	－	－	574,580
合計	574,580	－	－	574,580
自己株式				
普通株式（注）１，２	645	93	42	696
合計	645	93	42	696

（注）１.普通株式の自己株式の株式数の増加93千株の内訳は、単元未満株式の買取りによる増加59千株、新規持分法適用会社の所有する自己株式（当社株式）の当社帰属分27千株、持分法適用会社が取得した自己株式（当社株式）の当社帰属分6千株である。

２.普通株式の自己株式の株式数の減少42千株の内訳は、持分法の適用範囲から除外した会社が所有していた自己株式（当社株式）の当社帰属分33千株、連結子会社が売却した自己株式（当社株式）の当社帰属分8千株である。

２．配当に関する事項

(1) 配当金支払額

(決議)	株式の種類	配当金の総額(百万円)	１株当たり配当額（円）	基準日	効力発生日
平成18年６月28日 定時株主総会	普通株式	2,870	5	平成18年３月31日	平成18年６月28日
平成18年10月27日 取締役会	普通株式	2,296	4	平成18年９月30日	平成18年11月27日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

(決議)	株式の種類	配当金の総額(百万円)	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成19年６月26日 定時株主総会	普通株式	2,870	利益剰余金	5	平成19年３月31日	平成19年６月27日

当連結会計年度（自平成19年４月１日 至平成20年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(千株)	当連結会計年度増加株式数(千株)	当連結会計年度減少株式数(千株)	当連結会計年度末株式数(千株)
発行済株式				

	前連結会計年度末株式数(千株)	当連結会計年度増加株式数(千株)	当連結会計年度減少株式数(千株)	当連結会計年度末株式数(千株)
普通株式	574,580	－	－	574,580
合計	574,580	－	－	574,580
自己株式				
普通株式（注）１，２	696	74	38	732
合計	696	74	38	732

（注）１.普通株式の自己株式の株式数の増加74千株の内訳は、単元未満株式の買取りによるものである。
２.普通株式の自己株式の株式数の減少38千株の内訳は、連結子会社が売却した自己株式（当社株式）の当社帰属分10千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分27千株である。

２．配当に関する事項

(1) 配当金支払額

(決議)	株式の種類	配当金の総額(百万円)	１株当たり配当額（円）	基準日	効力発生日
平成19年６月26日 定時株主総会	普通株式	2,870	5	平成19年３月31日	平成19年６月27日
平成19年10月31日 取締役会	普通株式	2,870	5	平成19年９月30日	平成19年11月26日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

(決議)	株式の種類	配当金の総額(百万円)	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成20年６月25日 定時株主総会	普通株式	2,870	利益剰余金	5	平成20年３月31日	平成20年６月26日

(連結キャッシュ・フロー計算書関係)

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
※ 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 28,696百万円 預入期間が３ヶ月を超える定期預金等 △743 現金及び現金同等物 27,953	※ 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 29,108百万円 預入期間が３ヶ月を超える定期預金等 △398 現金及び現金同等物 28,710

（リース取引関係）＜借主側＞

前連結会計年度
自 平成18年４月１日
至 平成19年３月31日

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置及び運搬具	1,892	743	1,149
工具器具備品	4,647	2,384	2,263
その他	35	22	13
合計	6,576	3,149	3,426

(2) 未経過リース料期末残高相当額

１年内	1,150百万円
１年超	2,381
合計	3,531

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,563百万円
減価償却費相当額	1,419
支払利息相当額	165

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

２．オペレーティング・リース取引

未経過リース料

１年内	50百万円
１年超	128
合計	178

当連結会計年度
自 平成19年４月１日
至 平成20年３月31日

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置及び運搬具	1,775	614	1,161
工具器具備品	3,719	1,745	1,973
その他	41	13	28
合計	5,536	2,373	3,163

(2) 未経過リース料期末残高相当額

１年内	956百万円
１年超	2,293
合計	3,249

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,350百万円
減価償却費相当額	1,211
支払利息相当額	152

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

１年内	51百万円
１年超	110
合計	161

＜貸主側＞

前連結会計年度
自 平成18年４月１日
至 平成19年３月31日

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額及び期末残高

	取得価額（百万円）	減価償却累計額（百万円）	期末残高（百万円）
リース資産（車両運搬具）	5	4	0
合計	5	4	0

当連結会計年度
自 平成19年４月１日
至 平成20年３月31日

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) ――――――

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
(2) 未経過リース料期末残高相当額 １年内　0百万円 １年超　－ 合計　0	(2) ――――――
(3) 受取リース料、減価償却費及び受取利息相当額 受取リース料　2百万円 減価償却費　2 受取利息相当額　0	(3) 受取リース料、減価償却費及び受取利息相当額 受取リース料　0百万円 減価償却費　0 受取利息相当額　0
(4) 利息相当額の算定方法 リース料総額と見積残存価額の合計額からリース物件の購入額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。	(4) 利息相当額の算定方法 同左
２．オペレーティング・リース取引 未経過リース料 １年内　1,148百万円 １年超　1,984 合計　3,132	２．オペレーティング・リース取引 未経過リース料 １年内　1,203百万円 １年超　1,556 合計　2,760

（有価証券関係）

前連結会計年度（平成19年３月31日）

１．満期保有目的の債券で時価のあるもの

該当事項はない。

２．その他有価証券で時価のあるもの

種類	前連結会計年度（平成19年３月31日）		
	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	19,389	70,537	51,148
債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
その他	4	8	3
小計	19,393	70,545	51,152
連結貸借対照表計上額が取得原価を超えないもの			
株式	2,053	1,851	△202
債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
その他	－	－	－
小計	2,053	1,851	△202
合計	21,447	72,397	50,949

３．当連結会計年度中に売却したその他有価証券（自平成18年４月１日 至平成19年３月31日）

売却額	売却益の合計額	売却損の合計額
427百万円	277百万円	12百万円

４．時価のない主な有価証券の内容及び連結貸借対照表計上額（平成19年３月31日）

満期保有目的の債券

非上場外国債券	22,854百万円

その他有価証券

非上場株式	3,316百万円
非上場債券	2
非上場その他	－

５．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額（平成19年３月31日）

種類	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	944	3,777	4,722	13,410

種類	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
社債	2	－	－	－
小計	947	3,777	4,722	13,410
その他	－	8	－	－
合計	947	3,785	4,722	13,410

当連結会計年度（平成20年３月31日）

１．満期保有目的の債券で時価のあるもの

該当事項はない。

２．その他有価証券で時価のあるもの

種類	当連結会計年度（平成20年３月31日）		
	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	17,657	49,141	31,483
債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
その他	4	5	1
小計	17,661	49,147	31,485
連結貸借対照表計上額が取得原価を超えないもの			
株式	4,077	3,317	△759
債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
その他	－	－	－
小計	4,077	3,317	△759
合計	21,738	52,464	30,725

３．当連結会計年度中に売却したその他有価証券（自平成19年４月１日　至平成20年３月31日）

売却額	売却益の合計額
53百万円	36百万円

４．時価のない主な有価証券の内容及び連結貸借対照表計上額（平成20年３月31日）

満期保有目的の債券

非上場外国債券	21,540百万円

その他有価証券

非上場株式	3,139百万円
非上場債券	2
非上場その他	－

５．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額（平成20年３月31日）

種類	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	921	3,686	4,608	12,323
社債	－	2	－	－
小計	921	3,689	4,608	12,323
その他	－	5	－	－
合計	921	3,695	4,608	12,323

（デリバティブ取引関係）

1．取引の状況に関する事項

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
(1) 取引の内容 利用しているデリバティブ取引は、為替予約及び通貨スワップ取引である。 (2) 取引に対する取組方針 デリバティブ取引は、財務上発生している為替変動によるリスクの回避を目的としており、投機的な取引は行っていない。 (3) 取引の利用目的 輸出入取引に係る外貨建売掛金・買掛金及び外貨建借入金についての将来の為替変動リスクに備える目的で利用している。 なお、デリバティブ取引を利用してヘッジ会計を行っている。 ①ヘッジ会計の方法 主として繰延ヘッジ処理を採用している。なお、為替予約及び通貨スワップについては、振当処理の要件を満たしている場合は振当処理を採用している。 ②ヘッジ手段とヘッジ対象 a．ヘッジ手段 為替予約 ヘッジ対象 外貨建売掛金・買掛金 b．ヘッジ手段 通貨スワップ ヘッジ対象 外貨建借入金 ③ヘッジ方針 為替変動のリスクを回避するため、対象となる債権債務の範囲の中でヘッジを行っている。 ④ヘッジ有効性評価の方法 ヘッジの期間中におけるヘッジ対象の時価変動の累計額とヘッジ手段の時価変動の累計額とを比較し、有効性の判定をしている。 (4) 取引に係るリスクの内容 取引の対象物の市場リスクとしては、為替変動リスクが存在するが、上記デリバティブ取引により、リスクを回避している。また、デリバティブ取引の契約先の信用リスクとしては、契約先は信頼するにたる金融機関が殆どであり、債務不履行に陥るとは考えていない。 よってこれらリスクは重要なものではない。	(1) 取引の内容 同左 (2) 取引に対する取組方針 同左 (3) 取引の利用目的 同左 (4) 取引に係るリスクの内容 同左

前連結会計年度 自 平成18年4月1日 至 平成19年3月31日	当連結会計年度 自 平成19年4月1日 至 平成20年3月31日
(5) 取引に係るリスク管理体制 当社はデリバティブ取引に関し社内業務管理規程を設けている。当規程では、デリバティブ取引の取組方針、リスク管理の主管部署、利用目的、利用範囲、取引相手方の選定基準及び取引の報告・監査体制に関する規定が明記されており、当社は当該規程に記載のないデリバティブ取引を行っていない。この規程に則って、取締役会の承認を受けた範囲内で、デリバティブ取引を行っている。	(5) 取引に係るリスク管理体制 同左

2．取引の時価等に関する事項

前連結会計年度 平成19年3月31日	当連結会計年度 平成20年3月31日
当社及び連結子会社のデリバティブ取引は、全てヘッジ会計が適用されているため、該当する事項はない。	同左

(退職給付関係)

1．採用している退職給付制度の概要

当社及び国内連結子会社は、確定給付型の制度として総合設立型厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けている。また、従業員の退職等に際して割増退職金を支払う場合がある。

なお、要拠出額を退職給付費用として処理している複数事業主制度に関する事項は次のとおりである。

(1) 制度全体の積立状況に関する事項（平成19年３月31日現在）

	日本自動車部品工業厚生年金基金	その他
年金資産の額（百万円）	179,463	523,464
年金財政計算上の給付債務の額（百万円）	167,432	522,210
差引額（百万円）	12,031	1,253

(2) 制度全体に占める当社グループの掛金拠出割合（自平成19年３月１日 至平成19年３月31日）

	日本自動車部品工業厚生年金基金	その他
掛金拠出割合（%）	1.24	3.38（加重平均値）

2．退職給付債務に関する事項

	前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
イ．退職給付債務（百万円）（注）1	△93,232	△93,075
ロ．年金資産（百万円）（注）2	50,195	43,760
ハ．未積立退職給付債務（イ＋ロ）（百万円）	△43,036	△49,315
ニ．未認識数理計算上の差異（百万円）	6,676	12,275
ホ．未認識過去勤務債務（百万円）	△51	△51
ヘ．連結貸借対照表計上額純額（ハ＋ニ＋ホ）（百万円）	△36,411	△37,090
ト．前払年金費用（百万円）	228	－
チ．退職給付引当金（ヘ－ト）（百万円）	△36,639	△37,090

前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
(注) 1．一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用している。 2．上記年金資産以外に、自社の拠出に対応する年金資産の額を合理的に計算することができない複数事業主制度の年金資産額は、21,605百万円である。	(注) 1．同左 2．──────

3．退職給付費用に関する事項

	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
イ．勤務費用（百万円）（注）3	5,490	6,341
ロ．利息費用（百万円）	1,520	1,567
ハ．期待運用収益（百万円）	△778	△824
ニ．数理計算上の差異の費用処理額（百万円）	608	567
ホ．過去勤務債務の費用処理額（百万円）（注）2	△0	△0

	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
ヘ．退職給付費用（イ＋ロ＋ハ＋ニ＋ホ） （百万円）（注）４	6,841	7,650

前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
（注）１．上記退職給付費用以外に、割増退職金を2百万円支払っており、特別損失として計上している。 ２．「２．退職給付債務に関する事項」（注）１．に記載の過去勤務債務に係る当連結会計年度の費用処理額である。 ３．簡便法を採用している連結子会社の退職給付費用は、「イ．勤務費用」に計上している。 ４．上記退職給付費用以外に、自社の拠出に対応する年金資産の額を合理的に計算することができない複数事業主制度への掛金拠出額は785百万円である。	（注）１．上記退職給付費用以外に、割増退職金を3百万円支払っており、特別損失として計上している。 ２．同左 ３．同左 ４．上記退職給付費用以外に、自社の拠出に対応する年金資産の額を合理的に計算することができない複数事業主制度への掛金拠出額は767百万円である。

４．退職給付債務等の計算の基礎に関する事項

	前連結会計年度 自 平成18年４月１日 至 平成19年３月31日	当連結会計年度 自 平成19年４月１日 至 平成20年３月31日
イ．退職給付見込額の期間配分方法	期間定額基準	同左
ロ．割引率（%）	主として2.0	同左
ハ．期待運用収益率（%）	主として2.0	同左
ニ．過去勤務債務の額の処理年数	12～16年（連結子会社３社） （発生時の従業員の平均残存勤務期間以内の一定の年数による）	同左
ホ．数理計算上の差異の処理年数	４～18年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により翌連結会計年度より費用処理することとしている。）	同左

（追加情報）

当連結会計年度より「『退職給付に係る会計基準』の一部改正（その２）」（企業会計基準第14号 平成19年５月15日）を適用している。

（ストック・オプション等関係）

前連結会計年度（自平成18年４月１日 至平成19年３月31日）

該当事項はない。

当連結会計年度（自平成19年４月１日 至平成20年３月31日）

該当事項はない。

(税効果会計関係)

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
(繰延税金資産)		
退職給付引当金繰入限度超過額	14,029百万円	14,462百万円
繰越欠損金	9,162	8,672
賞与引当金等繰入限度超過額	5,066	5,578
製品保証引当金繰入限度超過額	4,326	4,449
貸倒引当金繰入限度超過額	1,259	1,137
その他	12,532	15,485
繰延税金資産小計	46,376	49,785
評価性引当額	△19,878	△19,177
繰延税金資産合計	26,498	30,608
(繰延税金負債)		
固定資産圧縮積立金	△3,701百万円	△3,795百万円
その他有価証券評価差額金	△20,851	△10,868
その他	△1,537	△1,882
繰延税金負債合計	△26,090	△16,545
繰延税金資産の純額	407	14,063

(注)　前連結会計年度及び当連結会計年度における繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれている。

	前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
流動資産－繰延税金資産	14,844百万円	16,716百万円
固定資産－繰延税金資産	2,744	2,107
固定負債－繰延税金負債	△17,181	△4,761

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前連結会計年度 平成19年３月31日	当連結会計年度 平成20年３月31日
法定実効税率	40.7％	40.7％
(調整)		
評価性引当額の増減等	3.3	△0.5
永久差異（交際費損金不算入）	1.6	1.5
永久差異（受取配当金益金不算入）	△1.3	△1.1
住民税均等割	0.3	0.3
税額控除	△4.4	△4.6
関連会社持分法損益	△1.4	△0.9
のれん当期償却額	0.1	0.1
税効果会計適用後の法人税等の負担率	38.9	35.5

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自平成18年４月１日 至平成19年３月31日）及び当連結会計年度（自平成19年４月１日 至平成20年３月31日）

当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

【所在地別セグメント情報】

前連結会計年度（自平成18年４月１日 至平成19年３月31日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	1,050,396	134,349	102,922	1,287,668	－	1,287,668
(2)セグメント間の内部売上高又は振替高	115,061	855	1,449	117,365	△117,365	－
計	1,165,457	135,204	104,372	1,405,034	△117,365	1,287,668
営業費用	1,126,669	132,168	106,785	1,365,623	△114,656	1,250,966
営業利益（損失）	38,787	3,036	△2,412	39,411	△2,709	36,701
Ⅱ 資産	753,890	90,398	105,353	949,641	△41,664	907,977

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．各区分に属する主な国又は地域は以下のとおり。

アジア　　：タイ、インドネシア

その他の地域 ：アメリカ、オーストラリア

３．会計方針の変更

「連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当連結会計年度より「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は347百万円増加し、営業利益が同額減少している。

当連結会計年度（自平成19年４月１日　至平成20年３月31日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益						
売上高						
(1)外部顧客に対する売上高	1,048,451	195,883	124,298	1,368,633	－	1,368,633
(2)セグメント間の内部売上高又は振替高	144,711	1,354	2,852	148,918	△148,918	－
計	1,193,163	197,237	127,150	1,517,551	△148,918	1,368,633
営業費用	1,156,300	186,243	127,214	1,469,757	△147,013	1,322,744
営業利益（損失）	36,863	10,994	△63	47,794	△1,904	45,889
Ⅱ　資産	720,039	97,088	100,612	917,741	△43,371	874,369

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．各区分に属する主な国又は地域は以下のとおり。

アジア　　：タイ、インドネシア

その他の地域：アメリカ、オーストラリア

３．会計方針の変更

(1) 有形固定資産の減価償却の方法

「連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は999百万円増加し、営業利益が同額減少している。

(2) 役員退職慰労引当金の計上

「連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社の役員に対する退職慰労金は、当連結会計年度より、内規に基づく連結会計年度末要支給額を役員退職慰労引当金として計上する方法に変更している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は306百万円増加し、営業利益が同額減少している。

４．追加情報

「連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は1,933百万円増加し、営業利益が同額減少している。

【海外売上高】

前連結会計年度（自平成18年４月１日　至平成19年３月31日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ 海外売上高（百万円）	162,269	72,084	32,475	17,208	34,286	318,324
Ⅱ 連結売上高（百万円）	－	－	－	－	－	1,287,668
Ⅲ 連結売上高に占める海外売上高の割合（%）	12.6	5.6	2.5	1.3	2.7	24.7

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．売上高が上位４地域を表示している。

３．各区分に属する主な国又は地域は以下のとおり。

アジア　：タイ、パキスタン、インドネシア、中国

北米　：アメリカ、カナダ

大洋州　：オーストラリア、ニュージーランド

中南米　：エクアドル、コロンビア

その他の地域　：中東

当連結会計年度（自平成19年４月１日　至平成20年３月31日）

	アジア	北米	大洋州	中南米	その他の地域	計
Ⅰ 海外売上高（百万円）	229,624	82,770	44,008	29,851	57,745	443,999
Ⅱ 連結売上高（百万円）	－	－	－	－	－	1,368,633
Ⅲ 連結売上高に占める海外売上高の割合（%）	16.8	6.0	3.2	2.2	4.2	32.4

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．売上高が上位４地域を表示している。

３．各区分に属する主な国又は地域は以下のとおり。

アジア　：タイ、インドネシア、パキスタン、中国

北米　：アメリカ、カナダ

大洋州　：オーストラリア、ニュージーランド

中南米　：エクアドル、グァテマラ

その他の地域　：中東

【関連当事者との取引】

前連結会計年度（自平成18年４月１日 至平成19年３月31日）

親会社

会社名	住所	資本金(百万円)	事業の内容	議決権等の被所有割合	関係内容		取引内容	取引金額(百万円)	科目	期末残高(百万円)
					役員の兼任等	事業上の関係				
トヨタ自動車㈱	愛知県豊田市	397,049	自動車製造	直接 50.4％ 間接 0.1％	転籍 ９人(うち元役員４人)	小型トラック等の受託生産	製品の販売等	389,757	売掛金	22,019
									買掛金	23,632
							部品の購入等	256,426	長期借入金(一年内返済予定額を含む)	61,766
							資金の借入	1,500		
							支払利息	806		

（注） 「取引金額」欄には消費税等を含まず、「期末残高」欄には含めて記載している。

取引条件ないし取引条件の決定方針等

1．製品の販売等については、原材料の市場価格及び受託生産台数等を勘案して、毎期価格交渉の上決定している。

2．部品の購入等については、トヨタ自動車㈱より提示された価格により、毎期価格交渉の上決定している。

3．資金借入時の利率については、市場金利を勘案して一般的取引と同様に決定している。

当連結会計年度（自平成19年４月１日 至平成20年３月31日）

親会社

会社名	住所	資本金(百万円)	事業の内容	議決権等の被所有割合	関係内容		取引内容	取引金額(百万円)	科目	期末残高(百万円)
					役員の兼任等	事業上の関係				
トヨタ自動車㈱	愛知県豊田市	397,049	自動車製造	直接 50.3％ 間接 0.1％	転籍 10人(うち元役員５人)	小型トラック等の受託生産	製品の販売等	393,381	売掛金	16,855
							部品の購入等	264,444	買掛金	20,950
							資金の返済	23,000	長期借入金(一年内返済予定額を含む)	51,727
							資金の借入	14,663		
							支払利息	870		

（注） 「取引金額」欄には消費税等を含まず、「期末残高」欄には含めて記載している。

取引条件ないし取引条件の決定方針等

1．製品の販売等については、原材料の市場価格及び受託生産台数等を勘案して、毎期価格交渉の上決定している。

2．部品の購入等については、トヨタ自動車㈱より提示された価格により、毎期価格交渉の上決定している。

3．資金借入時の利率については、市場金利を勘案して一般的取引と同様に決定している。

（1株当たり情報）

前連結会計年度 自　平成18年4月1日 至　平成19年3月31日	当連結会計年度 自　平成19年4月1日 至　平成20年3月31日
1株当たり純資産額　504円36銭 1株当たり当期純利益金額　34円95銭	1株当たり純資産額　507円63銭 1株当たり当期純利益金額　38円65銭
なお、潜在株式調整後1株当たり当期純利益金額については、新株予約権付社債等潜在株式がないため、記載していない。	同左

（注）　1株当たり当期純利益金額の算定上の基礎は、以下のとおりである。

	前連結会計年度 自　平成18年4月1日 至　平成19年3月31日	当連結会計年度 自　平成19年4月1日 至　平成20年3月31日
当期純利益（百万円）	20,059	22,178
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	20,059	22,178
期中平均株式数（株）	573,895,643	573,877,481

（重要な後発事象）

前連結会計年度 自　平成18年4月1日 至　平成19年3月31日	当連結会計年度 自　平成19年4月1日 至　平成20年3月31日
――――――	当社は、平成20年5月26日開催の取締役会の決議に基づき、株式会社プロテウス・インベストが実施したボッシュ株式会社株式に対する公開買付けに応募し、平成20年6月20日に買付者から公開買付けが成立したとの発表があった。これにより、平成21年3月期において、投資有価証券売却益として1,860百万円の特別利益が発生する見込みである。

⑥【連結附属明細表】

【社債明細表】

該当事項はない。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	135,965	114,623	2.05	－
コマーシャルペーパー	39,000	32,000	0.74	－
１年以内に返済予定の長期借入金	27,753	23,618	0.92	－
１年以内に返済予定のリース債務	－	－	－	－
長期借入金（１年以内に返済予定のものを除く）	43,842	37,630	2.22	平成37年９月
リース債務（１年以内に返済予定のものを除く）	－	－	－	－
その他の有利子負債				
リース債務（１年以内に返済予定のもの）	944	921	4.22	－
リース債務（１年以内に返済予定のものを除く）	21,910	20,619	4.22	平成44年２月
合計	269,415	229,413	－	－

(注) １．平均利率は、期末借入金残高における利率の加重平均である。

２．長期借入金（１年以内に返済予定のものを除く）及びその他の有利子負債の連結決算日後５年内における１年ごとの返済予定額の総額は以下のとおりである。

区分	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	18,958	2,241	3,281	13,085
その他の有利子負債	921	921	921	921

（2）【その他】

該当事項はない。

２【財務諸表等】

（1）【財務諸表】

①【貸借対照表】

		第95期 平成19年３月31日			第96期 平成20年３月31日		
区分	注記番号	金額（百万円）		構成比 （%）	金額（百万円）		構成比 （%）
（資産の部）							
Ⅰ 流動資産							
1．現金及び預金			5,371			2,825	
2．受取手形	※３		2,433			2,004	
3．売掛金			180,537			172,994	
4．製品			17,515			19,377	
5．原材料			219			220	
6．仕掛品			15,761			16,897	
7．貯蔵品			2,858			2,876	
8．前払費用			367			236	
9．繰延税金資産			9,318			10,211	
10．未収入金			5,482			7,888	
11．短期貸付金			20,370			35,958	
12．その他			950			657	
13．貸倒引当金			△292			△273	
流動資産合計			260,892	43.3		271,874	45.7
Ⅱ 固定資産							
(1) 有形固定資産	※１						
1．建物			46,062			45,132	
2．構築物			8,942			8,646	
3．機械装置			54,973			60,406	
4．車両運搬具			3,035			2,705	
5．工具器具備品			11,436			9,119	
6．リース資産			0			－	
7．土地			28,238			28,198	
8．建設仮勘定			7,882			7,792	
有形固定資産合計			160,572	26.6		162,001	27.3

		第95期 平成19年３月31日			第96期 平成20年３月31日		
区分	注記 番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(2) 無形固定資産							
１．ソフトウェア			20,899			24,541	
２．施設利用権			1			1	
３．その他			60			60	
無形固定資産合計			20,961	3.5		24,603	4.1
(3) 投資その他の資産							
１．投資有価証券			68,602			50,100	
２．関係会社株式			70,161			57,928	
３．出資金			2			2	
４．関係会社出資金			2,110			10,337	
５．長期貸付金			2			2	
６．従業員長期貸付金			23			12	
７．関係会社長期貸付金			18,236			16,731	
８．長期滞留債権	※２		5,727			5,727	
９．長期前払費用			670			580	
10．その他			1,020			979	
11．貸倒引当金			△6,548			△6,563	
投資その他の資産合計			160,008	26.6		135,837	22.9
固定資産合計			341,542	56.7		322,442	54.3
資産合計			602,435	100.0		594,317	100.0
(負債の部)							
Ⅰ 流動負債							
１．支払手形			283			323	
２．買掛金			122,232			128,108	
３．短期借入金			1,000			15,500	
４．コマーシャルペーパー			39,000			32,000	
５．一年内返済予定の長期借入金			2			1	
６．一年内返済予定の関係会社長期借入金			23,000			20,000	
７．未払金			6,193			10,115	
８．未払費用			26,238			25,571	
９．未払法人税等			2,998			5,880	

区分	注記番号	第95期 平成19年３月31日 金額（百万円）		構成比(%)	第96期 平成20年３月31日 金額（百万円）		構成比(%)
10. 前受金			128			125	
11. 預り金			1,222			4,020	
12. 役員賞与引当金			160			207	
13. 製品保証引当金			10,633			10,935	
14. 設備関係支払手形			2			89	
15. その他			18			19	
流動負債合計			233,113	38.7		252,897	42.6
Ⅱ 固定負債							
1．長期借入金			13			8	
2．関係会社長期借入金			38,766			31,727	
3．繰延税金負債			14,115			2,476	
4．退職給付引当金			18,657			19,370	
5．役員退職慰労引当金			－			790	
固定負債合計			71,552	11.9		54,373	9.1
負債合計			304,666	50.6		307,270	51.7

区分	注記番号	第95期 平成19年３月31日 金額（百万円）		構成比 (%)	第96期 平成20年３月31日 金額（百万円）		構成比 (%)
(純資産の部)							
Ⅰ 株主資本							
1．資本金			72,717	12.0		72,717	12.2
2．資本剰余金							
(1) 資本準備金		64,307			64,307		
資本剰余金合計			64,307	10.7		64,307	10.8
3．利益剰余金							
(1) 利益準備金		7,103			7,103		
(2) その他利益剰余金							
固定資産圧縮積立金		3,972			3,872		
別途積立金		100,890			111,890		
繰越利益剰余金		20,778			8,606		
利益剰余金合計			132,744	22.0		131,471	22.1
4．自己株式			△272	△0.0		△328	△0.0
株主資本合計			269,496	44.7		268,167	45.1
Ⅱ 評価・換算差額等							
1．その他有価証券評価差額金			28,271	4.7		18,879	3.2
評価・換算差額等合計			28,271	4.7		18,879	3.2
純資産合計			297,768	49.4		287,046	48.3
負債純資産合計			602,435	100.0		594,317	100.0

② 【損益計算書】

区分	注記番号	第95期 自 平成18年４月１日 至 平成19年３月31日 金額（百万円）		百分比(%)	第96期 自 平成19年４月１日 至 平成20年３月31日 金額（百万円）		百分比(%)
Ⅰ 売上高			976,683	100.0		1,034,155	100.0
Ⅱ 売上原価							
１．製品期首たな卸高		17,327			17,515		
２．当期製品製造原価		860,993			913,972		
計		878,321			931,487		
３．製品期末たな卸高		17,515	860,805	88.1	19,377	912,110	88.2
売上総利益			115,878	11.9		122,045	11.8
Ⅲ 販売費及び一般管理費							
１．販売手数料		23,681			27,053		
２．運賃及び諸掛・保管料		6,514			8,402		
３．製品保証引当金繰入額		10,633			10,935		
４．広告宣伝費		1,823			2,127		
５．給与諸手当		12,134			12,603		
６．役員賞与引当金繰入額		160			207		
７．退職給付費用		1,747			845		
８．役員退職慰労引当金繰入額		－			218		
９．地代家賃・賃借料		3,312			3,561		
10．減価償却費		5,460			5,782		
11．その他		24,501	89,967	9.2	21,041	92,777	9.0
営業利益			25,910	2.7		29,267	2.8
Ⅳ 営業外収益							
１．受取利息		1,331			2,097		
２．受取配当金		2,574			2,315		
３．賃貸料		846			871		
４．為替差益		396			－		
５．雑収入		392	5,540	0.5	316	5,601	0.6

区分	注記番号	第95期 自 平成18年4月1日 至 平成19年3月31日 金額（百万円）		百分比（%）	第96期 自 平成19年4月1日 至 平成20年3月31日 金額（百万円）		百分比（%）
Ⅴ 営業外費用							
1．支払利息		848			935		
2．減価償却費		572			607		
3．貸倒引当金繰入額		470			－		
4．為替差損		－			3,400		
5．雑支出		902	2,793	0.3	1,165	6,109	0.6
経常利益			28,658	2.9		28,759	2.8
Ⅵ 特別利益							
1．固定資産売却益		52			70		
2．投資有価証券等売却益	※1	467			13		
3．その他		4	523	0.1	3	87	0.0
Ⅶ 特別損失							
1．固定資産売廃却損	※2	1,247			1,294		
2．固定資産減損損失	※3	1,845			1		
3．投資有価証券等評価損		16			6		
4．関係会社株式評価損		305			14,932		
5．過年度役員退職慰労引当金繰入額		－			572		
6．その他		324	3,739	0.4	0	16,806	1.6
税引前当期純利益			25,442	2.6		12,039	1.2
法人税、住民税及び事業税		9,437			10,741		
法人税等調整額		△495	8,941	0.9	△3,169	7,571	0.8
当期純利益			16,501	1.7		4,467	0.4

製造原価明細書

区分	注記番号	第95期 自 平成18年4月1日 至 平成19年3月31日 金額（百万円）	百分比(%)	第96期 自 平成19年4月1日 至 平成20年3月31日 金額（百万円）	百分比(%)
Ⅰ 材料費		705,494	81.4	750,016	81.6
Ⅱ 労務費		85,326	9.9	88,297	9.6
Ⅲ 経費		75,429	8.7	80,441	8.8
（内減価償却費）		(22,035)		(24,414)	
当期総製造費用		866,250	100.0	918,754	100.0
仕掛品期首たな卸高		16,729		15,761	
合計		882,979		934,516	
他勘定振替高		6,224		3,646	
仕掛品期末たな卸高		15,761		16,897	
当期製品製造原価		860,993		913,972	

（注）１．他勘定振替高は建設仮勘定等への振替である。

２．原価計算方法は次のとおりである。

(1) 素材別、部分品別に標準原価を設定し、期中の受払は標準原価をもって行い、期末には原価差額の調整を行っている。

(2) 部分品の標準原価は材料費及び加工費をもって構成され、加工費は工程別に、組別に計算される総合原価計算である。

(3) 製品の払出計算は、車両は標準原価、修理その他特殊工事は工事命令毎に個別原価により行っている。

③【株主資本等変動計算書】

第95期（自 平成18年4月1日 至 平成19年3月31日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成18年3月31日 残高（百万円）	72,717	64,307	7,103	4,198	84,890	25,396	121,588	△234	258,378
事業年度中の変動額									
剰余金の配当（注）1						△5,167	△5,167		△5,167
役員賞与の支給（注）2						△178	△178		△178
固定資産圧縮積立金の取崩（注）1				△225		225	－		－
別途積立金の積立（注）2					16,000	△16,000	－		－
当期純利益						16,501	16,501		16,501
自己株式の取得								△38	△38
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	－	－	－	△225	16,000	△4,617	11,156	△38	11,117
平成19年3月31日 残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成18年3月31日 残高（百万円）	31,804	31,804	290,183
事業年度中の変動額			
剰余金の配当（注）1			△5,167
役員賞与の支給（注）2			△178
固定資産圧縮積立金の取崩（注）1			－
別途積立金の積立（注）2			－
当期純利益			16,501
自己株式の取得			△38
株主資本以外の項目の事業年度中の変動額（純額）	△3,532	△3,532	△3,532
事業年度中の変動額合計（百万円）	△3,532	△3,532	7,585
平成19年3月31日 残高（百万円）	28,271	28,271	297,768

（注）1．平成18年6月の定時株主総会における利益処分の金額を含んでおり、その金額は剰余金の配当2,870百万円、固定資産圧縮積立金の取崩額117百万円である。

2．平成18年6月の定時株主総会における利益処分の項目である。

第96期（自 平成19年4月1日 至 平成20年3月31日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
				その他利益剰余金			利益剰余金合計		
		資本準備金	利益準備金	固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成19年３月31日 残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△272	269,496
事業年度中の変動額									
剰余金の配当						△5,740	△5,740		△5,740
固定資産圧縮積立金の取崩				△100		100	－		－
別途積立金の積立					11,000	△11,000	－		－
当期純利益						4,467	4,467		4,467
自己株式の取得								△56	△56
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	－	－	－	△100	11,000	△12,172	△1,272	△56	△1,329
平成20年３月31日 残高（百万円）	72,717	64,307	7,103	3,872	111,890	8,606	131,471	△328	268,167

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成19年３月31日 残高（百万円）	28,271	28,271	297,768
事業年度中の変動額			
剰余金の配当			△5,740
固定資産圧縮積立金の取崩			－
別途積立金の積立			－
当期純利益			4,467
自己株式の取得			△56
株主資本以外の項目の事業年度中の変動額（純額）	△9,392	△9,392	△9,392
事業年度中の変動額合計（百万円）	△9,392	△9,392	△10,721
平成20年３月31日 残高（百万円）	18,879	18,879	287,046

重要な会計方針

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
１．有価証券の評価基準及び評価方法 ①子会社株式及び関連会社株式 …移動平均法による原価法 ②その他有価証券 時価のあるもの …期末日の市場価格に基づく時価法 (評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定している。) 時価のないもの …移動平均法による原価法	１．有価証券の評価基準及び評価方法 ①子会社株式及び関連会社株式 同左 ②その他有価証券 時価のあるもの 同左 時価のないもの 同左
２．デリバティブの評価基準及び評価方法 …時価法	２．デリバティブの評価基準及び評価方法 同左
３．たな卸資産の評価基準及び評価方法 製品……………………………個別原価法 原材料・仕掛品・貯蔵品…移動平均法による原価法	３．たな卸資産の評価基準及び評価方法 同左

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
４．固定資産の減価償却の方法 ①有形固定資産 （建物、構築物、機械装置、車両運搬具、工具器具備品） 定率法 （ただし、型・治具については定額法） なお、平成10年４月１日以降取得した建物（附属設備を除く）については、定額法による。 （リース資産） 契約期間に基づく定額法 耐用年数は以下のとおりである。 建物　２年～53年 構築物　４年～75年 機械装置　２年～17年 車両運搬具　３年～７年 工具器具備品　２年～20年 リース資産　３年～６年 ②無形固定資産 定額法 なお、ソフトウェア（自社利用分）については社内における利用可能期間（３～５年）に基づく定額法による。	４．固定資産の減価償却の方法 ①有形固定資産 （建物、構築物、機械装置、車両運搬具、工具器具備品） 定率法 （ただし、型・治具については定額法） なお、平成10年４月１日以降取得した建物（附属設備を除く）については、定額法による。 （リース資産） 契約期間に基づく定額法 耐用年数は以下のとおりである。 建物　２年～53年 構築物　２年～75年 機械装置　２年～18年 車両運搬具　３年～７年 工具器具備品　２年～20年 リース資産　３年～６年 （会計方針の変更） 当事業年度より、法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ859百万円減少している。 （追加情報） 当事業年度より、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した事業年度の翌事業年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ1,416百万円減少している。 ②無形固定資産 同左

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
５．引当金の計上基準 ①貸倒引当金 受取手形、売掛金等の債権に対する貸倒による損失に備えるため、一般債権については貸倒実績率等により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上している。 ②役員賞与引当金 役員賞与の支出に備えて、当事業年度における支給見込額に基づき計上している。 （会計方針の変更） 当事業年度より、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用している。 これにより営業利益、経常利益及び税引前当期純利益は、それぞれ160百万円減少している。 ③製品保証引当金 保証書の約款に従い販売した製品のアフターサービスに対する費用の支出に備えるため、過去の実績を基礎にして計上している。 ④退職給付引当金 従業員の退職給付に備えるため当期末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数（18年）による定額法により翌期より費用処理することとしている。 ⑤　――――――	５．引当金の計上基準 ①貸倒引当金 同左 ②役員賞与引当金 役員賞与の支出に備えて、当事業年度における支給見込額に基づき計上している。 ③製品保証引当金 同左 ④退職給付引当金 同左 ⑤役員退職慰労引当金 （会計方針の変更） 当社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会 監査・保証実務委員会報告第42号 平成19年４月13日）の公表が契機となり、当事業年度より、内規に基づく事業年度末要支給額を役員退職慰労引当金として計上する方法に変更した。 これにより、営業利益、経常利益は218百万円、税引前当期純利益は790百万円それぞれ減少している。

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
６．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。 ７．ヘッジ会計の方法 ①ヘッジ会計の方法 主として繰延ヘッジ処理を採用している。なお、為替予約については、振当処理の要件を満たしている場合は振当処理を採用している。 ②ヘッジ手段とヘッジ対象 ヘッジ手段 為替予約 ヘッジ対象 外貨建売掛金 ③ヘッジ方針 外貨建取引に係る為替変動のリスクを回避する目的で、外貨建売掛金について、為替予約取引を行っている。 ④ヘッジ有効性評価の方法 ヘッジの期間中におけるヘッジ対象の時価変動の累計額とヘッジ手段の時価変動の累計額とを比較し、有効性の判定をしている。 ８．その他財務諸表作成のための重要な事項 消費税等の会計処理方法 消費税等の会計処理は、税抜方式によっている。	６．リース取引の処理方法 同左 ７．ヘッジ会計の方法 同左 ８．その他財務諸表作成のための重要な事項 消費税等の会計処理方法 同左

会計処理方法の変更

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
（貸借対照表の純資産の部の表示に関する会計基準） 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用している。 従来の資本の部の合計に相当する金額は297,768百万円である。 なお、当事業年度における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成している。	――――――

表示方法の変更

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
（損益計算書） 前期において区分掲記していた「寄付金」（当期72百万円）は、営業外費用の総額の100分の10以下となったため、営業外費用の「雑支出」に含めて表示している。	――――――

注記事項

（貸借対照表関係）

第95期 平成19年３月31日	第96期 平成20年３月31日
注(1) ※１ 有形固定資産に対する減価償却累計額は389,907百万円である。 ※２ 輸出売上に係わる延払債権等の支払遅延分及び清算中の会社に対するものである。	注(1) ※１ 有形固定資産に対する減価償却累計額は398,281百万円である。 ※２ 同左
注(2)保証債務 銀行借入金他に対し債務保証を行っている。 従業員の住宅資金借入金 7,473百万円	注(2)保証債務 銀行借入金他に対し債務保証を行っている。 従業員の住宅資金借入金 6,655百万円
注(3)関係会社に係る注記 区分掲記されたもの以外で、各科目に含まれている関係会社に対するものは次のとおりである。 売掛金 132,719百万円 短期貸付金 20,370 買掛金 43,489 未払費用 9,812	注(3)関係会社に係る注記 区分掲記されたもの以外で、各科目に含まれている関係会社に対するものは次のとおりである。 売掛金 117,367百万円 短期貸付金 35,958 買掛金 41,748 未払費用 7,478
注(4) ※３ 事業年度末日満期手形 事業年度末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当事業年度末日は金融機関の休日であったため、次の事業年度末日満期手形が事業年度末残高に含まれている。 受取手形 507百万円	注(4) ※３ ――――――

(損益計算書関係)

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
注(1)関係会社との取引に係る注記 関係会社との取引に係るものが次のとおり含まれている。 売上高 768,628百万円 原材料仕入高 413,838 受取利息 1,176 受取配当金 854 支払利息 806 投資有価証券売却益 278	注(1)関係会社との取引に係る注記 関係会社との取引に係るものが次のとおり含まれている。 売上高 766,415百万円 原材料仕入高 434,994 受取利息 1,678 受取配当金 1,149 支払利息 879
注(2)※１ 主要な固定資産売却益の内訳は次のとおりである。 工具器具備品 45百万円	注(2)※１ 主要な固定資産売却益の内訳は次のとおりである。 建物 30百万円
※２ 主要な固定資産売廃却損の内訳は次のとおりである。 建物 102百万円 機械装置 475 車両運搬具 437 工具器具備品 175 土地 55	※２ 主要な固定資産売廃却損の内訳は次のとおりである。 建物 106百万円 機械装置 493 車両運搬具 453 工具器具備品 182 土地 57

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
※３ 当社は当事業年度において、以下の資産グループについて減損損失を計上した。	※３ ――――――

場所	用途	種類	減損損失(百万円)
石川県白山市 計１件	賃貸用資産	土地	1,842
北海道千歳市等 計３件	遊休資産	土地、建物	2

当社は資産グループを事業用資産、遊休資産及び賃貸用資産に分類している。事業用資産においては減損の兆候がなかったが、継続的な地価の下落等により減損の兆候があった遊休資産、賃貸用資産について帳簿価額を回収可能価額まで減額し、当該減少額を固定資産減損損失（1,845百万円）として特別損失に計上した。

※減損損失の内訳

賃貸用資産 （１件）1,842百万円

（内、土地1,842百万円）

遊休資産 （３件） 2百万円

（内、土地2百万円、建物0百万円）

なお、遊休資産の回収可能価額は、正味売却価額により測定しており、土地及び建物については不動産鑑定基準に基づく鑑定評価額及び売買事例に基づく売却価額のほか、相続税評価額または固定資産税評価額に合理的な調整を行った価額により評価している。

また、賃貸用資産の回収可能価額は、正味売却価額及び使用価値により測定した価額のうち高い方の価額を回収可能価額としている。正味売却価額の評価方法は遊休資産の場合と同様であり、使用価値については、将来キャッシュ・フローを3.8%で割り引いて算定している。

第95期	第96期
注(3)一般管理費及び当期製造費用に含まれる研究開発費 34,059百万円	注(3)一般管理費及び当期製造費用に含まれる研究開発費 39,130百万円

（株主資本等変動計算書関係）

第95期（自平成18年４月１日 至平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	425	59	－	484
合計	425	59	－	484

（注）普通株式の自己株式の株式数の増加は、単元未満株式の買取りによるものである。

第96期（自平成19年４月１日 至平成20年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	484	74	－	559
合計	484	74	－	559

（注）普通株式の自己株式の株式数の増加は、単元未満株式の買取りによるものである。

（リース取引関係）＜借主側＞

第95期 自 平成18年4月1日 至 平成19年3月31日	第96期 自 平成19年4月1日 至 平成20年3月31日
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第95期

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
工具器具備品	3,521	1,925	1,596
合計	3,521	1,925	1,596

(2) 未経過リース料期末残高相当額

1年内	622百万円
1年超	1,009
合計	1,631

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	923百万円
減価償却費相当額	870
支払利息相当額	54

(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。

(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

第96期

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
工具器具備品	2,742	1,242	1,500
合計	2,742	1,242	1,500

(2) 未経過リース料期末残高相当額

1年内	488百万円
1年超	1,037
合計	1,525

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	716百万円
減価償却費相当額	665
支払利息相当額	50

(4) 減価償却費相当額の算定方法
同左

(5) 利息相当額の算定方法
同左

＜貸主側＞

第95期 自 平成18年4月1日 至 平成19年3月31日	第96期 自 平成19年4月1日 至 平成20年3月31日
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

第95期

(1) リース物件の取得価額、減価償却累計額及び期末残高

	取得価額（百万円）	減価償却累計額（百万円）	期末残高（百万円）
リース資産（車両運搬具）	5	4	0
合計	5	4	0

(2) 未経過リース料期末残高相当額

1年内	0百万円
1年超	−
合計	0

(3) 受取リース料、減価償却費及び受取利息相当額

受取リース料	2百万円
減価償却費	2
受取利息相当額	0

第96期

(1) ――――――

(2) ――――――

(3) 受取リース料、減価償却費及び受取利息相当額

受取リース料	0百万円
減価償却費	0
受取利息相当額	0

第95期 自　平成18年４月１日 至　平成19年３月31日	第96期 自　平成19年４月１日 至　平成20年３月31日
(4) 利息相当額の算定方法 リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。	(4) 利息相当額の算定方法 同左

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

	第95期 平成19年３月31日			第96期 平成20年３月31日		
	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	948	2,812	1,863	948	6,168	5,220
関連会社株式	731	2,195	1,464	731	1,744	1,013
合計	1,679	5,007	3,328	1,679	7,913	6,233

(税効果会計関係)

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	第95期 平成19年３月31日	第96期 平成20年３月31日
(繰延税金資産)		
投資有価証券等評価減	11,978百万円	18,054百万円
退職給付引当金繰入限度超過額	7,591	7,881
未払賞与	3,176	3,571
製品保証引当金繰入限度超過額	4,326	4,449
その他	4,706	5,565
繰延税金資産小計	31,779	39,522
評価性引当額	△14,454	△19,097
繰延税金資産合計	17,324	20,425
(繰延税金負債)		
その他有価証券評価差額金	△19,396	△10,034
固定資産圧縮積立金	△2,725	△2,656
繰延税金負債合計	△22,121	△12,691
繰延税金資産の純額	－	7,734
繰延税金負債の純額	△4,796	－

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	第95期 平成19年３月31日	第96期 平成20年３月31日
法定実効税率	40.7 %	40.7 %
(調整)		
評価性引当額の増減	1.5	38.5
永久差異（交際費損金不算入）	0.8	1.5
永久差異（受取配当金益金不算入）	△1.8	△3.2
住民税均等割	0.1	0.3
税額控除	△6.0	△14.0
その他	△0.2	△0.9
税効果会計適用後の法人税等の負担率	35.1	62.9

（１株当たり情報）

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
１株当たり純資産額 518円67銭 １株当たり当期純利益金額 28円74銭 なお、潜在株式調整後１株当たり当期純利益金額については、新株予約権付社債等潜在株式がないため、記載していない。	１株当たり純資産額 500円 6銭 １株当たり当期純利益金額 7円78銭 同左

（注） １株当たり当期純利益金額の算定上の基礎は、以下のとおりである。

	第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
当期純利益（百万円）	16,501	4,467
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	16,501	4,467
期中平均株式数（株）	574,125,909	574,051,835

（重要な後発事象）

第95期 自 平成18年４月１日 至 平成19年３月31日	第96期 自 平成19年４月１日 至 平成20年３月31日
――――――	当社は、平成20年５月26日開催の取締役会の決議に基づき、株式会社プロテウス・インベストが実施したボッシュ株式会社株式に対する公開買付けに応募し、平成20年６月20日に買付者から公開買付けが成立したとの発表があった。これにより、平成21年３月期において、投資有価証券売却益として1,860百万円の特別利益が発生する見込みである。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	日本通運㈱	8,240,000	4,721
		㈱エクセディ	1,271,540	3,611
		和泰汽車㈱	11,101,528	3,240
		セイノーホールディングス㈱	4,359,440	2,824
		㈱三井住友フィナンシャルグループ	4,047	2,655
		日本梱包運輸倉庫㈱	1,494,178	2,042
		㈱みずほフィナンシャルグループ	5,024	1,833
		ボッシュ㈱	4,074,049	1,649
		近畿日本鉄道㈱	4,554,232	1,621
		中央三井トラスト・ホールディングス㈱	2,480,392	1,495
		㈱タチエス	1,521,000	1,378
		ジェイエフイーホールディングス㈱	291,199	1,287
		㈱デンソー	343,146	1,104
		富士急行㈱	2,506,097	1,002
		佐藤商事㈱	1,270,838	876
		㈱ジェイテクト	530,887	863
		東和不動産㈱	160,000	736
		その他	49,430,908	17,155
計			93,638,505	50,100

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	128,838	2,631	656	130,813	85,681	3,421	45,132
構築物	30,439	603	121	30,921	22,275	864	8,646
機械装置	280,996	※1 22,746	※4 16,369	287,373	226,967	16,299	60,406
車両運搬具	11,936	1,058	946	12,048	9,342	1,228	2,705
工具器具備品	62,139	2,689	1,696	63,133	54,014	4,865	9,119
リース資産	5	0	5	0	0	1	−
土地	28,238	0	40 (1)	28,198	−	−	28,198
建設仮勘定	7,882	※2 29,866	29,956	7,792	−	−	7,792
有形固定資産計	550,479	59,597	49,793 (1)	560,282	398,281	26,680	162,001
無形固定資産							
ソフトウェア	35,371	※3 10,023	2,831	42,564	18,022	6,381	24,541
施設利用権	38	−	−	38	37	0	1
その他	60	−	−	60	−	−	60
無形固定資産計	35,470	10,023	2,831	42,663	18,059	6,381	24,603
長期前払費用	1,411	155	140	1,425	845	245	580
繰延資産							
−	−	−	−	−	−	−	−
繰延資産計	−	−	−	−	−	−	−

(注)１．「当期減少額」欄の( )内は内書きで、減損損失の計上額である。

２．当期増加額及び減少額のうち、主なものは次のとおりである。

※１ 機械装置の当期増加額は日野工場3,580百万円、羽村工場9,758百万円、新田工場9,235百万円他である。

※２ 建設仮勘定の当期増加額は建物3,328百万円、機械装置21,894百万円、車両運搬具1,034百万円、工具器具備品2,658百万円他である。

※３ ソフトウェアの当期増加額は、設計・生産・販売システム（ＳＭＳ）関係5,303百万円、販売会社ネットワークシステム関係1,257百万円、ホストコンピュータ更新関係651百万円、排ガス規制対応システム603百万円他である。

※４ 機械装置の当期減少額は日野工場2,639百万円、羽村工場12,522百万円、新田工場1,150百万円他である。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	6,841	119	－	123	6,836
役員賞与引当金	160	207	160	－	207
製品保証引当金	10,633	10,935	10,633	－	10,935
役員退職慰労引当金	－	790	－	－	790

(注) 貸倒引当金の当期減少額には、一般債権の貸倒実績率に基づく洗替額90百万円及び債権売却による戻入額33百万円が含まれている。

(2) 【主な資産及び負債の内容】

① 流動資産

(イ) 現金及び預金

種類	金額(百万円)
現金	9
当座預金	2,499
普通預金	156
外貨普通預金	159
計	2,815
合計	2,825

(ロ) 受取手形

a 相手先別内訳

相手先	金額(百万円)
コベルコクレーン㈱	509
三菱商事㈱	410
オリックス自動車㈱	177
サンワ産業㈱	169
山崎製パン㈱	100
その他	636
計	2,004

b 期日別内訳

期日	金額(百万円)
平成20年4月	629
〃 5月	101
〃 6月	862
〃 7月	174
〃 8月	2
〃 9月以降	233
計	2,004

(ハ) 売掛金

a 相手先別内訳

売掛先	金額(百万円)
トヨタ自動車㈱	16,855
東京日野自動車㈱	15,200
大阪日野自動車㈱	10,079
日野モーター セールス オーストラリア㈱	8,998
住友商事㈱	7,359
その他	114,501

売掛先	金額（百万円）
計	172,994

b 売掛金の回収及び滞留状況は次のとおりである。

回収状況

期首残高（百万円）	発生高（百万円）	回収高（百万円）	期末残高（百万円）
180,537	1,080,380	1,087,922	172,994

※ 上記金額には、それぞれ消費税等が含まれている。

滞留状況　$\dfrac{\text{期首期末平均売掛金残高}}{\text{月平均発生高}}$ ＝ 2.0ヶ月

(ニ) たな卸資産

科目	内訳	金額（百万円）
製品	トラック・バス 3,022台	10,385
	エンジン・部品・その他	8,991
計		19,377
原材料	素材	220
仕掛品	加工仕掛品	12,908
	個別工事仕掛品	2,804
	その他	1,184
計		16,897
貯蔵品	用度品	1,493
	一般工具	1,232
	補助材料他	150
計		2,876

(ホ) 短期貸付金

貸付先	金額（百万円）
東京日野自動車㈱	5,500
㈱ソーシン	5,470
㈱トランテックス	3,600
九州日野自動車㈱	3,500
横浜日野自動車㈱	3,000
その他	14,888
計	35,958

② 固定資産

(イ) 関係会社株式

関係会社名	金額（百万円）
子会社株式	
日野モータース マニュファクチャリング インドネシア㈱	8,282

関係会社名	金額（百万円）
日野モータース マニュファクチャリング U.S.A.㈱	8,096
日野モータース マニュファクチャリング タイランド㈱	5,608
東京日野自動車㈱	4,223
静岡日野自動車㈱	3,247
その他	25,302
計	54,761
関連会社株式	
ジェイ・バス㈱	1,890
澤藤電機㈱	731
㈱ホリキリ	205
高知日野自動車㈱	100
三共ラヂエーター㈱	48
その他	191
計	3,166
合計	57,928

③ 流動負債

(イ) 支払手形

a 支払先別内訳

支払先	金額（百万円）
曙ブレーキ工業㈱	250
南国殖産㈱	19
西濃運輸㈱	10
麗技研㈱	8
㈱シモダ・エコテック	7
その他	27
計	323

b 期日別内訳

期日	金額（百万円）
平成20年４月	84
〃 ５月	80
〃 ６月	75
〃 ７月	83
計	323

(ロ) 買掛金

支払先	金額（百万円）
トヨタ自動車㈱	20,950

支払先	金額（百万円）
㈱デンソー	7,769
ジェイ・バス㈱	3,966
㈱トランテックス	3,633
東京濾器㈱	3,015
その他	88,772
計	128,108

(ハ) コマーシャルペーパー

	金額（百万円）	使途	返済期限	担保
第219回コマーシャルペーパー	10,000	運転資金	平成20年４月	無担保
第222回コマーシャルペーパー	22,000	〃	〃	〃
計	32,000			

④ 固定負債

(イ) 関係会社長期借入金

借入先	金額（百万円）	使途	返済期限	担保
トヨタ自動車㈱	31,727	設備資金	平成24年12月	無担保
計	31,727			

（３）【その他】

該当事項はない。

第６【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券、10株券、50株券、100株券、500株券、1,000株券、5,000株券、10,000株券、100,000株券、100株未満の株数を表示した株券。 ただし、１単元に満たない株式の数を表示した株券は、株式取扱規程に定めがある場合を除き、発行しない。
剰余金の配当の基準日	９月30日，３月31日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	東京都千代田区丸の内１丁目４番５号 三菱ＵＦＪ信託銀行株式会社 証券代行部
株主名簿管理人	東京都千代田区丸の内１丁目４番５号 三菱ＵＦＪ信託銀行株式会社
取次所	三菱ＵＦＪ信託銀行株式会社 全国各支店 野村證券株式会社 全国本支店
名義書換手数料	無料
新券交付手数料	不所持株券の交付請求、汚損または毀損による再発行により株券を交付する場合、交付株券１枚につき、印紙税相当額
単元未満株式の買取り	
取扱場所	東京都千代田区丸の内１丁目４番５号 三菱ＵＦＪ信託銀行株式会社 証券代行部
株主名簿管理人	東京都千代田区丸の内１丁目４番５号 三菱ＵＦＪ信託銀行株式会社
取次所	三菱ＵＦＪ信託銀行株式会社 全国各支店 野村證券株式会社 全国本支店
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載方法	東京都において発行する日本経済新聞
株主に対する特典	なし

(注) 当社定款の定めにより、当社の株主は、その有する単元未満株式について会社法第189条第２項各号に掲げる権利以外の権利を行使することができない。

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社には、金融商品取引法第24条の７第１項に規定する親会社等はない。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類

事業年度（第95期）（自　平成18年４月１日　至　平成19年３月31日）平成19年６月26日関東財務局長に提出

(2) 有価証券報告書の訂正報告書

訂正報告書（上記(1)有価証券報告書の訂正報告書）を平成19年９月13日関東財務局長に提出

(3) 半期報告書

（第96期中）（自　平成19年４月１日　至　平成19年９月30日）平成19年12月20日関東財務局長に提出

(4) 臨時報告書

平成20年３月25日関東財務局長に提出

金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第12号の規定に基づく臨時報告書である。

(5) 半期報告書の訂正報告書

訂正報告書（上記(3)半期報告書の訂正報告書）を平成20年６月５日関東財務局長に提出

(6) 臨時報告書

平成20年６月25日関東財務局長に提出

金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づく臨時報告書である。

第二部【提出会社の保証会社等の情報】

該当事項はない。

独立監査人の監査報告書

平成19年6月26日

日野自動車株式会社

取締役会 御中

あらた監査法人

代表社員 業務執行社員 公認会計士 中村 明彦

業務執行社員 公認会計士 出口 眞也

業務執行社員 公認会計士 大場 康史

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成18年4月1日から平成19年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、日野自動車株式会社及び連結子会社の平成19年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

(※) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年6月25日

日野自動車株式会社

取締役会御中

あらた監査法人

指定社員 業務執行社員　公認会計士　北川哲雄

指定社員 業務執行社員　公認会計士　出口眞也

指定社員 業務執行社員　公認会計士　大塚康史

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成19年４月１日から平成20年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、日野自動車株式会社及び連結子会社の平成20年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

1. 連結財務諸表作成のための基本となる重要な事項に記載されているとおり、会社は当連結会計年度より役員退職慰労引当金を計上している。
2. 重要な後発事象に記載されているとおり、平成20年6月20日に買付者からボッシュ株式の公開買付けが成立したとの発表をうけた。会社は、平成21年3月期に、当該公開買付けに伴い、同社株式の売却による投資有価証券売却益を計上する見込である。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成19年６月26日

日野自動車株式会社

取締役会 御中

あらた監査法人

代表社員 業務執行社員	公認会計士	中村 明彦
業務執行社員	公認会計士	出口 眞也
業務執行社員	公認会計士	大場 康史

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成18年４月１日から平成19年３月31日までの第95期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、日野自動車株式会社の平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

(※) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年6月25日

日野自動車株式会社

取締役会御中

あらた監査法人

指定社員 業務執行社員	公認会計士	北川哲雄
指定社員 業務執行社員	公認会計士	出口眞也
指定社員 業務執行社員	公認会計士	大場康史

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成19年４月１日から平成20年３月31日までの第96期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、日野自動車株式会社の平成20年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、平成20年6月20日に買付者からボッシュ株式の公開買付けが成立したとの発表をうけた。会社は、平成21年3月期に、当該公開買付けに伴い、同社株式の売却による投資有価証券売却益を計上する見込である。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

(※) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

Confirmation of Appropriateness of the Annual Securities Report

June 25, 2008

To: Mr. Atsushi Saito, President & CEO
Tokyo Stock Exchange, Inc.

Location of Head Office: 1-1Hinodai 3-chome,
Hino-shi, Tokyo
Company Name: Hino Motors, Ltd. (Seal)
Code No. 7205, 1st Section of the Tokyo Stock Exchange)

Position of Representative: President
Name of Representative (Signature)
Yoshio Shirai (Seal)

Yoshio Shirai, Company President, is aware of no misstatements in the Company's Annual Securities Report for the 96th Fiscal Term (from April 1, 2007 to March 31, 2008), as of the time of submission of said report.

I have confirmed the following points with regard to the corporate framework and procedures involved in the appropriate preparation of this Annual Securities Report:

1. With regard to the reporting framework and the procedures for timely disclosures, rules for material disclosures have been established and a system has been put in place where material disclosures are reported to management.
2. Any changes in the Annual Securities Report are reasonable and have been fully explained by the division responsible for the preparation of the Annual Securities Report.
3. The effectiveness and appropriateness of internal controls have been evaluated by the internal audit division of the Company and a system has been put in place for reporting material matters of internal control to management.

7205

受付 20.6.30 上場部

有価証券報告書の適正性に関する確認書

平成20年6月25日

株式会社 東京証券取引所
代表取締役社長　斉藤 惇　殿

本店所在地　東京都日野市日野台3丁目1番地1
会　社　名　日野自動車株式会社　印
（コード番号 7205　東証第1部）
代表者の役職　取締役社長
氏名（署名）　白井芳夫

当社の取締役社長である白井芳夫は、当社の平成19年4月1日から平成20年3月31日までの第96期事業年度の有価証券報告書の提出時点において、当該有価証券報告書に不実の記載がないものと認識しております。

私は、当該有価証券報告書を適正に作成するための社内体制・手続きについて以下を確認いたしました。

1．適時開示に対する報告体制・手続きについて、重要情報開示ルールが明確化され、重要な開示情報が経営者に報告される体制が整備されていること。
2．有価証券報告書の記載内容の変動項目について、作成担当部署より、その理由の説明を受け変動が合理的であること。
3．内部監査部門が内部統制機能の適切性や有効性を評価しており、内部統制上の重要事項について経営者に報告する体制が整備されていること。

以　上

RECEIVED
2008 AUG 12 A 11: 27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Extraordinary Report

(summary)

1 **[Reason for submitting]**

The Company is pleased to announce that at the Board of Directors' Meeting held on June 25, 2008, details were finalized with regard to the issue of the stock acquisition rights as stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law. Other items to be determined, including the total amount payable upon exercise of the stock acquisition rights, shall be finalized on August 1, 2008, the date of allocation of said stock acquisition rights.

2 **[Summary]**

(1) Name of the issue:

First series stock acquisition rights

(2) Number of shares to be issued:

1,242

The number of shares per each stock acquisition right (hereinafter referred to as "number of allotted shares") shall be 1,000 shares.

However, in the event that the Company carries out a stock split (including the allotment of the Company's ordinary shares without charge, hereinafter the same) after the date upon which the number of allotted shares to be acquired are granted upon exercise of the stock acquisition rights, or a reverse stock split, the number of shares shall be adjusted using the formula indicated below.

Number of shares after adjustment = Number of shares before adjustment X (Reverse) stock split ratio

This adjustment shall apply exclusively to the number of unexercised shares under the stock acquisition rights at the point of time in question, and fractional amounts of less than one share arising from this adjustment shall be discarded.

(3) Issue price:

Shall be issued free of charge

(4) Total amount of issue:

To be determined

(5) Type and number of shares under the stock acquisition rights

1,242,000 ordinary shares of the Company.

However, in the event that adjustments are made to the number of shares to be allotted by exercise of the stock acquisition rights in accordance with Paragraph (3) below (including cases where the Company's shares are transferred in lieu of issue, hereinafter the same), the maximum

number shall be adjusted to the number of shares obtained by multiplying the number of shares after adjustment by the maximum number of stock acquisition rights.

(6) Amount of cash payable upon exercise of stock acquisition rights:
To be determined

(7) Exercise period for stock acquisition rights
August 1, 2010 to July 31, 2016

(8) Conditions for the exercise of stock acquisition rights

1. Partial exercise of the stock acquisition rights shall not be permitted.
2. The recipient of the stock acquisition right shall be required to hold the position of director, executive officer or employee of the Company from the conclusion of the 96th Ordinary General Shareholders' Meeting to the conclusion of the Ordinary General Shareholders' Meeting of the final fiscal term within the next two years.
3. The recipient of the stock acquisition rights may exercise the said rights for a period of two years after the time that he or she no longer holds the position of director, executive officer or employee of the Company. However, in the event that the person concerned loses the said position as a result of resignation because of personal circumstances or through termination, the stock acquisition rights shall expire immediately.
4. Stock acquisition rights may not be inherited.
5. Other exercise conditions shall be provided for in an agreement entered between the Company and the recipient of the stock acquisition rights in accordance with the resolutions of the 96th Ordinary General Shareholders' Meeting and the Board of Directors' Meeting of the Company.

(9) Matters concerning the increase of capital and capital reserves accompanying the issue of shares as a result of the exercise of stock acquisition rights.

In the event of an issue of shares as a result of the exercise of stock acquisition rights, the amount of capital increase shall be one-half (1/2) of the maximum limit for increases in capital, stipulated in paragraph 1 of Article 40 of the Corporate Accounting Rules, with fractional amounts of less than one yen resulting from such calculation to be rounded up to the nearest yen.

(10) Restrictions on the transfer of stock acquisition rights
Approval of the Board of Directors of the Company shall be required for the acquisition of stock acquisition rights.

(11) Number and details of counterparts of the offer of stock acquisition rights

Eleven (11) Directors of the Company: 700
163 executive officers and employees of the Company: 542
The allocation of rights to whom stock acquisition rights will be granted (hereinafter "number scheduled for allotment") shall be, pursuant to the provisions of Article 242-2 of the Company

Law, carried out contingent upon the condition of acceptance of the number of acquisition rights should that number exceed the number scheduled for allotment. Conversely, in cases where the number of acquisition rights offered is less than the number scheduled for allotment, the reduced number of rights shall be the total number of rights to be issued.

(12) The relationship between the relevant company and the submitting company when the counterpart is the director, audit director, chief executive officer, corporate auditors or employee of the company related to the submitting company, as defined in Article 2-2 of the Ordinance.

Not applicable.

(13) The matter of the decision between the Company and counterparts of the offer

In the event that the Company carries out a stock split or reverse split after the date on which the stock acquisition rights are issued, the exercise price shall be adjusted according to the following formula, with amounts of less than one yen rounded up to the nearest yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{(Reverse) stock split ratio}}$$

In the event that the Company issues common stock or divests its treasury stock at a price below the market price after the date on which the stock acquisition rights are issued, the exercise price shall be adjusted according to the following formula, with amounts of less than one yen rounded up to the nearest yen. However, no adjustments shall be made to the exercise price for the exercise of the stock acquisition rights.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount to be paid per share}}{\text{Market price}}}{\text{Number of outstanding shares} + \text{Number of new shares to be issued}}$$

In the above formula, the "number of outstanding shares" shall exclude treasury stock held by the Company. In the event that the Company decides to divest its treasury stock, the "number of new shares to be issued" shall be replaced by the "number of treasury stocks to be divested."

In the event that the Company issues without charge other classes of shares to holders of ordinary shares or allots the shares of other companies to holders of ordinary shares after the date on which the stock acquisition rights are issued, and in other similar cases where adjustment to the exercise price is necessary, the exercise amount shall be adjusted appropriately within a reasonable extent.

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年６月25日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄３丁目８番20号)

1 【提出理由】

平成20年6月25日開催の当社第96回定時株主総会で決議された会社法第236条、第238条及び第239条の規定に基づきストックオプションとして新株予約権を発行することについて、平成20年6月25日開催の当社取締役会において、平成20年8月1日に当社の取締役、執行役員及び従業員等に対して、当該新株予約権を発行することを決議いたしましたので、金融商品取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定に基づき提出するものであります。

2 【報告内容】

(1)銘柄

第1回新株予約権証券

(2)発行数

1,242個

なお、各新株予約権の目的である株式数（以下「付与株式数」という。）は1,000株とする。

ただし、付与株式数は、新株予約権の割当日後、当社が株式分割（普通株式の無償割当を含む。以下同じ。）または株式併合を行う場合、次の算式により調整されるものとする。

調整後株式数＝調整前株式数×分割（または併合）の比率

かかる調整は当該時点において未行使の新株予約権の目的たる株式の数についてのみ行われ、調整の結果により生じる1株未満の端数については、これを切り捨てるものとする。

(3)発行価格

無償とする

(4)発行価額の総額

未定

(5)新株予約権の目的となる株式の種類及び数

当社普通株式 1,242,000株

ただし、上記(2)により各新株予約権の行使により発行する（発行に代えて自己株式を移転する場合を含む。以下同じ。）株式数が調整される場合には、調整後株式数に募集する新株予約権の総数を乗じた数に調整されるものとする。

(6)新株予約権の行使に際して払い込むべき金額

未定

(7)新株予約権の行使期間

平成22年8月1日から平成28年7月31日

(8)新株予約権の行使の条件

① 各新株予約権の一部行使はできないものとする。

② 新株予約権者は、当社第96回定時株主総会終結後２年内の最終の決算期に関する定時株主総会終結まで、当社の取締役、執行役員または従業員等の地位にあることを要する。

③ 新株予約権者は、当社の取締役、執行役員、従業員等の地位を失った後も２年間に限り、新株予約権を行使することができる。ただし、自己都合による退任もしくは退職または解任もしくは解雇により、その地位を失った場合は、新株予約権は即時失効する。

④ 新株予約権の相続はこれを認めない。

⑤ その他の行使条件については、当社第96回定時株主総会決議および本取締役会決議に基づき、当社と新株予約権者との間で締結する契約に定めるところによる。

(9)新株予約権の行使により株券を発行する場合の当該株券の発行価格のうちの資本組入額

新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果１円未満の端数が生じたときは、その端数を切り上げるものとする。

(10)新株予約権の譲渡に関する事項

譲渡による新株予約権の取得については、取締役会の承認を要する。

(11)申込みの勧誘の相手方の人数及びその内容

当社取締役11名 700個

当社執行役員及び従業員等163名 542個

なお、各割当を受ける者に対する割当数（以下「予定割当数」という。）の割当は、当該者が会社法第242条第２項の規定に従い、予定割当数以上の数の新株予約権の引受けの申込みを行うことを条件とし、また、当該者の申込みの数が予定割当数に満たない場合には、当該者に対する割当数は当該申込みの数とする。

(12)勧誘の相手方が提出会社に関係する会社として定義府令第２条第２項に規定する会社の取締役、会計参与、執行役、監査役又は使用人である場合には、当該会社と提出会社との間の関係

該当なし

(13)当社と勧誘の相手方との間の取決めの内容

新株予約権の割当日後、当社が株式分割又は株式併合を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{株式分割（又は株式併合）の比率}}$$

また、新株予約権の割当日後、当社が時価を下回る価額で普通株式の発行又は普通株式の自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。ただし、新株予約権の行使の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記算式中の「既発行株式数」からは、当社が保有する自己株式の数を除くものとし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

上記のほか、新株予約権の割当日後に他の種類株式の普通株主への無償割当、他の会社の株式の普通株主への配当を行う場合、その他これらの場合に準じ、行使価額の調整を必要とする場合には、合理的な範囲で、行使価額は適切に調整されるものとする。

以 上

June 25, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Yoshio Shirai, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Announcement on the Allocation of Stock Options (Stock Acquisition Rights)

The Company is pleased to announce that at the Board of Directors' Meeting held on June 25, 2008, details were finalized with regard to the issue of the stock acquisition rights as stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law and to the resolution adopted at the 96th Ordinary General Shareholders' Meeting, as follows. Other items to be determined, including the total amount payable upon exercise of the stock acquisition rights, shall be finalized on August 1, 2008, the date of allocation of said stock acquisition rights.

1. The reason for issuing stock acquisition rights free of charge

   In order to provide an incentive and boost the morale of its directors, executive officers and employees, and thereby contribute to the enhancement of its competitive edge in the international market.

2. Type and number of shares under the stock acquisition rights

   1,242,000 ordinary shares of the Company

   However, in the event that adjustments are made to the number of shares to be allotted by exercise of the stock acquisition rights in accordance with Paragraph (3) below (including cases where the Company's shares are transferred in lieu of issue, hereinafter the same), the maximum number shall be adjusted to the shares obtained by multiplying the number of shares after adjustment by the maximum number of stock acquisition rights.

3. Total number of stock acquisition rights offered

   1,242.

   The number of shares per each stock acquisition right (hereinafter referred to as "number of allotted shares") shall be 1,000 shares. However, in the event that the Company carries out a stock split (including the allotment of the Company's ordinary shares without charge, hereinafter the same) after the date upon which the number of allotted shares to be acquired are granted upon exercise of the stock acquisition rights, or a reverse stock split, the number of shares shall be adjusted using the formula indicated below.

   Number of shares after adjustment = Number of shares before adjustment X (Reverse) stock split ratio

This adjustment shall apply exclusively to the number of unexercised shares under the stock acquisition rights at the point of time in question, and fractional amounts of less than one share arising from this adjustment shall be discarded.

4. Persons to whom the stock acquisition rights will be granted and the number of stock acquisition rights allocated:

Persons to whom the stock acquisition rights will be granted (Number of persons)	Number of stock acquisition rights allocated per person	Total number of stock acquisition rights allocated
Directors (11 persons)	Representative Director: 80 Director: 60	700
Executive Officers/Chief Engineeers (27 persons)	10	270
Employees (136 persons)	2	272
Total (174 persons)		1,242

The allocation of rights to whom stock acquisition rights will be granted (hereinafter "number scheduled for allotment") shall be, pursuant to the provisions of Article 242-2 of the Company Law, carried out contingent upon the condition of acceptance of the number of acquisition rights, should that number exceed the number scheduled for allotment. Conversely, in cases where the number of acquisition rights offered is less than the number scheduled for allotment, the reduced number of rights shall be the total number of rights to be issued.

5. Issue price of stock acquisition rights

The stock acquisition rights based on the resolution at the Board of Directors' Meeing shall be issued free of charge.

6. Amount payable upon exercise of the stock acquisition rights

The amount payable upon exercise of each stock acquisition right shall be obtained by multiplying the price paid per share granted (the "exercise price") by the number of allotted shares, as follows.The exercise price shall be 1.025 times the closing price for the Company's ordinary shares on the Tokyo Stock Exchange on the date on which the stock acquisition rights are issued (in cases where there is no transaction on the allotment date, the closing price on a date immediately preceding such date).

Adjustments to the exercise price shall be made as follows:

1. In the event that the Company carries out a stock split or reverse split after the date on which the stock acquisition rights are issued, the exercise price shall be adjusted according to the following formula, with amounts of less than one yen rounded up to the nearest yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{(Reverse) stock split ratio}}$$

2. In the event that the Company issues common stock or divests its treasury stock at a price below the market price after the date on which the stock acquisition rights are issued, the exercise price shall be adjusted according to the following formula, with amounts of less than one yen rounded up to the nearest yen. However, no adjustments shall be made to the exercise price for the exercise of the stock acquisition rights.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount to be paid per share}}{\text{Market price}}}{\text{Number of outstanding shares} + \text{Number of new shares to be issued}}$$

In the above formula, the "number of outstanding shares" shall exclude treasury stock held by the Company. In the event that the Company decides to divest its treasury stock, the "number of new shares to be issued" shall be replaced by the "number of treasury stocks to be divested."

3. In the event that the Company issues without charge other classes of shares to holders of ordinary shares or allots the shares of other companies to holders of ordinary shares after the date on which the stock acquisition rights are issued, and in other similar cases where adjustment to the exercise price is necessary, the exercise amount shall be adjusted appropriately within a reasonable extent.

7. Allotment date of stock acquisition rights

August 1, 2008

8. Exercise period for stock acquisition rights

August 1, 2010 to July 31, 2016

9. Conditions for the exercise of stock acquisition rights

1. Partial exercise of the stock acquisition rights shall not be permitted.
2. The recipient of the stock acquisition right shall be required to hold the position of director, executive officer or employee of the Company from the conclusion of the 96th Ordinary General Shareholders' Meeting to the conclusion of the Ordinary General Shareholders' Meeting of the final fiscal term within the next two years.
3. The recipient of the stock acquisition rights may exercise the said rights for a period of two years after the time that he or she no longer holds the position of director, executive officer or employee of the Company. However, in the event that the person concerned loses the said position as a result of resignation because of personal circumstances or through termination, the stock acquisition rights shall expire immediately.
4. Stock acquisition rights may not be inherited.
5. Other exercise conditions shall be provided for in an agreement entered between the Company and the recipient of the stock acquisition rights in accordance with the resolutions of the 96th Ordinary General Shareholders' Meeting and the Board of Directors' Meeting of the Company.

10. Events and conditions for the acquisition of stock acquisition rights

In cases where a proposal for a merger agreement, under which the Company shall be dissolved, is approved by the Ordinary General Shareholders' Meeting; or a share exchange agreement under which the Company will become a wholly-owned subsidiary or a proposal for a share transfer is approved by the Ordinary General Shareholders' Meeting; the Company may acquire free of charge the stock acquisition rights at a date separately stipulated by the Board of Directors.

11. Restrictions on the transfer of stock acquisition rights

Approval of the Board of Directors of the Company shall be required for the acquisition of stock acquisition rights.

12. Matters concerning the increase of capital and capital reserves accompanying the issue of shares as a result of the exercise of stock acquisition rights.

1. In the event of an issue of shares as a result of the exercise of stock acquisition rights, the amount of capital increase shall be one-half (1/2) of the maximum limit for increases in capital, stipulated in paragraph 1 of Article 40 of the Corporate Accounting Rules, with fractional amounts of less than one yen resulting from such calculation to be rounded up to the nearest yen.
2. In the event of an issue of shares as a result of the exercise of stock acquisition rights, the amount of capital reserves to be added shall be determined by subtracting the increase in capital, as stipulated in 1. above, from the maximum limit for increases in capital, as per 1. above.

13. Handling of fractional shares

In the event that there are fractional amounts of less than one share in the number of allotted shares to those who exercise the stock acquisition rights, such amounts shall be discarded.

(Reference)

(1) Date of resolution at the Board of Directors' Meeting to seek approval from the Ordinary General Shareholders' Meeting	May 26, 2008
(2) Date of approval of the resolution at the Ordinary General Shareholders' Meeting	June 25, 2008

RECEIVED
2008 AUG 12 A 11:27

平成 20 年 6 月 25 日

各　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

ストックオプション（新株予約権）の割当に関するお知らせ

当社は、平成 20 年 6 月 25 日開催の当社取締役会において、会社法第 236 条、第 238 条および第 239 条の規定ならびに当社第 96 回定時株主総会における承認に基づき、ストックオプションとして発行する新株予約権について、具体的な発行内容を下記のとおり決定いたしましたのでお知らせいたします。なお、新株予約権の行使に際して出資される財産の価額、その他未定の事項は、当該新株予約権の割当予定日である平成 20 年 8 月 1 日に決定する予定です。

記

1．新株予約権を無償で発行する理由
当社の取締役、執行役員および従業員等の業績向上に対する意欲や士気を一層高め、国際競争力の増大に資するため。

2．新株予約権の目的である株式の種類および数
当社普通株式 1,242,000 株
ただし、下記3．により各新株予約権の行使により発行する（発行に代えて自己株式を移転する場合を含む。以下同じ。）株式数が調整される場合には、調整後株式数に募集する新株予約権の総数を乗じた数に調整されるものとする。

3．新株予約権の総数
1,242 個
なお、各新株予約権の目的である株式数（以下「付与株式数」という。）は 1,000 株とする。
ただし、付与株式数は、新株予約権の割当日後、当社が株式分割（普通株式の無償割当を含む。以下同じ。）または株式併合を行う場合、次の算式により調整されるものとする。

調整後株式数＝調整前株式数×分割（または併合）の比率

かかる調整は当該時点において未行使の新株予約権の目的たる株式の数についてのみ行われ、調整の結果により生じる 1 株未満の端数については、これを切り捨てるものとする。

4．新株予約権の割当を受ける者および割当数

割当を受ける者（人数）	一人当たりの割当数	割当数の合計
当社取締役（11名）	代表取締役　80個 取締役　60個	700個
当社執行役員・技監（27名）	10個	270個
当社従業員（136名）	2個	272個
合　計（174名）		1,242個

なお、各割当を受ける者に対する割当数（以下「予定割当数」という。）の割当は、当該者が会社法第242条第2項の規定に従い、予定割当数以上の数の新株予約権の引受けの申込みを行うことを条件とし、また、当該者の申込みの数が予定割当数に満たない場合には、当該者に対する割当数は当該申込みの数とする。

5．新株予約権と引換えに払込む金銭

本取締役会決議に基づく新株予約権については、金銭の払込みを要しないこととする。

6．新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権の行使により交付を受けることができる株式1株当たりの払込金額（以下「行使価額」という。）に付与株式数を乗じた金額とする。行使価額は、以下のとおりとする。

新株予約権の割当日の東京証券取引所における当社普通株式の普通取引の終値（取引が成立しない場合はその前日以前の取引が成立した取引日のうち新株予約権の割当日に最も近い日の終値）に1.025を乗じた金額とし、1円未満の端数は切り上げる。

なお、行使価額の調整は以下のとおりとする。

① 新株予約権の割当日後、当社が株式分割または株式併合を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

$$調整後行使価額＝調整前行使価額 \times \frac{1}{株式分割（または株式併合）の比率}$$

② 新株予約権の割当日後、当社が時価を下回る価額で普通株式の発行または普通株式の自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、新株予約権の行使の場合は、行使価額の調整は行わない。

$$調整後行使価額＝調整前行使価額 \times \frac{既発行株式数＋\dfrac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数＋新規発行株式数}$$

なお、上記算式中の「既発行株式数」からは、当社が保有する自己株式の数を除くものとし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

③ 新株予約権の割当日後に他の種類株式の普通株主への無償割当、他の会社の株式の普通株主への配当を行う場合、その他これらの場合に準じ、行使価額の調整を必要とする場合には、合理的な範囲で、行使価額は適切に調整されるものとする。

７．新株予約権の割当日

平成 20 年８月１日

８．新株予約権の行使期間

平成 22 年８月１日から平成 28 年７月 31 日まで

９．新株予約権の行使の条件

① 各新株予約権の一部行使はできないものとする。

② 新株予約権者は、当社第 96 回定時株主総会終結後２年内の最終の決算期に関する定時株主総会終結まで、当社の取締役、執行役員または従業員等の地位にあることを要する。

③ 新株予約権者は、当社の取締役、執行役員、従業員等の地位を失った後も２年間に限り、新株予約権を行使することができる。ただし、自己都合による退任もしくは退職または解任もしくは解雇により、その地位を失った場合は、新株予約権は即時失効する。

④ 新株予約権の相続はこれを認めない。

⑤ その他の行使条件については、当社第 96 回定時株主総会決議および本取締役会決議に基づき、当社と新株予約権者との間で締結する契約に定めるところによる。

１０．新株予約権の取得の事由および条件

当社が消滅会社となる合併契約書が株主総会で承認されたとき、または当社が完全子会社となる株式交換契約書もしくは株式移転の議案が株主総会で承認されたときは、取締役会が別途定める日に、当社は、新株予約権を無償で取得することができる。

１１．新株予約権の譲渡制限

譲渡による新株予約権の取得については、取締役会の承認を要する。

１２．新株予約権の行使により株式を発行する場合における増加する資本金および資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第 40 条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果１円未満の端数が生じたときは、その端数を切り上げるものとする。

② 新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記①記載の資本金等増加限度額から①に定める増加する資本金の額を減じた額とする。

１３．端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

（ご参考）

（１）定時株主総会付議のための取締役会決議日　平成 20 年５月 26 日

（２）定時株主総会の決議日　平成 20 年６月 25 日

以　上

CORPORATE GOVERNANCE

(Summary)

Latest Update: June 25, 2008
Hino Motors, Ltd.
Yoshio Shirai, President
Inquiries: Corporate Communications Dept., Corporate Planning Div.
03-5419-9320
Code: 7205
http://www.hino.co.jp/

The following is the status of the Company's corporate governance:

I. Basic policy on corporate governance, capital structure, company attributes and other basic information

(P.1)
1. Basic Policy (Updated)
The Company, as a corporation engaged in the manufacture and sale of trucks and buses that support logistics and transportation, reviewed its basic policy in 2007 from the perspective of CSR and assumed its mission "to support the movement of people and things and contribute to the future and a prosperous and hospitable world."
In order to fulfill this mission, the Company is endeavoring to build good relationships with each of its stakeholders, including its shareholders and customers, as well as its business partners, the global community, the regional community and its employees.

(P. 2)
4. Other special circumstances that may have a material impact on corporate governance (Updated)
Although Toyota Motor Corporation holds 50.3% of the Company's voting rights and there are a number of items that must be approved in the Company's business activities, the two companies have maintained smooth communications and the relationship has not, in any way, hampered the Company's decision-making process.
The Company is engaged in a brand-oriented business (Hino Brand) and its sales account for 62% of total sales. The Hino Brand business consists of product planning, R&D, procurement, and the manufacture and sale of the Company's proprietary product and maintains its independence from the corporate group of the parent company.

(P. 3)
II. Overview of the corporate governance system in terms of the management organization for management decision-making, execution of duties and oversight

1. Organization structures and organizational operations

Organizational form	Company with a Board of Corporate Auditors
[Directors]	
Chairman of the Board of Directors	Chairman (excluding cases where Chairman is concurrently serving as President)
Number of Directors (Updated)	11 persons

Election of Outside Directors Not elected

[Auditors]
Establishment or non-establishment of a Board of Corporate Auditors Established
Number of Corporate Auditors 5 persons

Cooperative relationships between Corporate Auditors and Accounting Auditors
Corporate Auditors oversee whether Accounting Auditors maintain their independence and conduct appropriate audits, while at the same time receiving reports from them concerning the execution of their duties and engaging in exchanges of opinions with them.

Cooperative relationship between Corporate Auditors and Internal Audit Division
Corporate Auditors receive reports from and exchange opinions with the Internal Audit Division concerning audit plans and results, mainly concerning the status of internal controls.

Election or non-election of Outside Corporate Auditors Elected
Number of Outside Corporate Auditors 3 persons

(P. 4)

		a	b	c	d	e	f	g	h	i
Akio Tsujii	Comes from another company					○				
Yoshio Ishizaka	Comes from another company	○						○		
Kosuke Ikebuchi	Comes from another company	○						○		

* 1 Select the relevant "Relationship with the Company"
a. Comes from the parent company
b. Comes from another affiliated company
c. Major shareholder of the company
d. Concurrently holds office as an outside director or outside corporate auditor of another company
e. Holds office as a managing director or executive officer, etc. of another company
f. Spouse, relatives within third degree of consanguinity or an equivalent person at managerial level, such as a managing director or executive officer, etc. of the company or its specific affiliates
g. Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h. A Limitation of Liability Agreement is executed between said person and the company
i. Other

Relationship with the Company (2) Updated

Name	Supplementary Information	Reason for election as Outside Corporate Auditors
Akio Tsujii	Advisor to another company	In order to ensure fairness of business management
Yoshio Ishizaka	Adviser to the parent company	In order to ensure fairness of business management
Kosuke Ikebuchi	Adviser/Executive	In order to ensure fairness

	Advisory Engineer to the parent company	of business management

[Incentives]

Implementation of measures on the incentive allotment to Directors (Updated)
Introduction of a stock option system

Supplementary Information (Updated)

The Company has adopted a stock option system for the purpose of providing incentive and boosting the morale of its directors, executive officers and employees and contributing to the improvement of its competitive edge in the international market and its profitability, thereby enhancing its enterprise value.

Persons to whom stock options will be granted (Updated) Directors and employees of the Company and others

Supplementary Information (Updated)

Executive officers and executive advisory engineers of the Company are included in the persons to whom stock options will be granted.

[Directors' Remuneration]

Means of disclosure	Securities Report, Business Report
Disclosure status	The sum of all Directors' remuneration is disclosed.

(P.7)

IV. Basic approach to the internal control system and its development

(Updated) (Basic approach)

The Company has developed its internal control environment in order to enhance and reinforce its corporate governance. The Company bases its internal control system on the concept that decisions should be made after undergoing management audits by the Board of Corporate Auditors and Board of Directors, as mentioned above, as well as comprehensive examinations by the Board of Directors, the Management Committee and other cross-sectional meetings. At the Board of Directors' Meeting held in May 2006, the "Basic Policy Concerning the Development of (Internal Controls) for Ensuring the Appropriateness of Operations," in accordance with Company Law, was approved and adopted. Additionally, the Company, in order to foster a sound corporate climate, has established the Hino Code of Conduct together with its subsidiaries, which articulates the guidelines concerning the attitude and conduct of its senior management and employees.

(Development status)

(1) Compliance system

- In order to firmly establish corporate ethics and thoroughly enforce compliance the Company has established the Compliance and Risk Management Committee, comprising all directors and corporate auditors, to deliberate material issues concerning corporate ethics, compliance and risk management and the responses thereto.
- In terms of compliance related issues and questions, the Company endeavors to enable early-stage monitoring and the resolution of compliance and corporate ethics-related information through the Hino Compliance Consultation Service.

(2) Risk management system

- Each division in charge manages various risks relating to safety, quality, the environment and compliance by establishing rules and delivering manuals, as necessary.

(3) Information management system

- Information is appropriately retained and managed by each division in charge; pursuant to the relevant rules and laws and regulations.

(Others)

(1) Guidelines toward the elimination of antisocial forces

The Company stipulates the following in its Hino Code of Conduct and is encouraging its employees and directors to follow these principles in their daily corporate activities:

[Respond resolutely to antisocial forces] (Direct quotation from the Hino Code of Conduct)
We, as an organization, shall respond resolutely to organized violence and criminal activities conducted by antisocial forces and organizations.
In the event that we are accosted with undue claims, we shall immediately consult with the division in charge and endeavor to swiftly resolve the problem by cooperating with the related authorities.

最終更新日：2008 年 6 月 25 日

日野自動車株式会社

代表取締役社長　白井　芳夫
問合せ先：総合企画部広報渉外室　03-5419-9320
証券コード：7205
http://www.hino.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

1. 基本的な考え方 [更新]

当社は、物流や交通を担うトラック・バスの製造・販売を行う企業として、2007年にCSRの観点から見直した企業理念において、その使命を「人、そして物の移動を支え、豊かで住みよい世界と未来に貢献する」とした。

この会社の使命を果たすため、株主の皆様やお客様をはじめ、取引先、国際社会、地域社会、従業員等の各ステークホルダーの皆様と良好な関係を築き、グローバル企業として発展すべく、コーポレート・ガバナンスの充実を図っている。

2. 資本構成

外国人株式所有比率	10%以上 20%未満

【 大株主の状況 】 [更新]

氏名または名称	所有株式数(株)	割合 (%)
トヨタ自動車株式会社	287,897,126	50.10
日本マスタートラスト信託銀行株式会社（信託口）	26,309,000	4.57
日本トラスティ・サービス信託銀行株式会社（信託口）	21,208,000	3.69
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	10,031,000	1.74
東京海上日動火災保険株式会社	6,104,960	1.06
株式会社竹中工務店	5,562,500	0.96
ステートストリートバンクアンドトラストカンパニー	5,463,751	0.95
株式会社永坂産業	4,255,000	0.74
メロンバンクエヌエーアズエージェントフォーイッツクライアントメロンオムニバスユーエスペンション	4,145,073	0.72
日清紡績株式会社	4,079,250	0.70

3．企業属性

上場取引所及び市場区分	東京　第一部、名古屋　第一部
決算期	3月
業種	輸送用機器
（連結）従業員数	１０００人以上
（連結）売上高	1兆円以上
親会社	トヨタ自動車株式会社（上場：東京　大阪　名古屋　福岡　札幌　海外）
連結子会社数	５０社以上１００社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情 更新

トヨタ自動車(株)は当社議決権の50.3%を所有しており、事業活動を行う上での承認事項などがあるが、円滑な意思疎通を図っており、当社が意思決定を行う上での制約となるものではない。

当社は、ブランドビジネス(日野ブランド)を有しており、売上比率は62%を占めている。日野ブランドビジネスは、当社独自の商品企画、研究開発、調達、製造、販売活動を行っており、親会社の企業グループから独立性が確保されていると考えている。

II 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【 取締役関係 】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数 更新	11名
社外取締役の選任状況	選任していない

現状の体制を採用している理由

常勤監査役2名に加え、社外監査役3名を選任することにより、経営の適正性・適法性を監視する充分な体制が整っていると判断するため。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数	5名

監査役と会計監査人の連携状況

監査役は、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監査すると共に、会計監査人からその職務の執行状況について報告を受け、意見交換を行っている。

監査役と内部監査部門の連携状況

内部統制の状況を中心として、定期的および随時に、監査計画および結果に関する報告・意見交換を行っている。

社外監査役の選任状況	選任している
社外監査役の人数	3名

会社との関係(1)

氏名	属性	会社との関係（※1）

		a	b	c	d	e	f	g	h	i
辻井　昭雄	他の会社の出身者					○				
石坂　芳男	他の会社の出身者	○						○		
池渕　浩介	他の会社の出身者	○						○		

※1　会社との関係についての選択項目
a　親会社出身である
b　その他の関係会社出身である
c　当該会社の大株主である
d　他の会社の社外取締役又は社外監査役を兼任している
e　他の会社の業務執行取締役、執行役等である
f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h　本人と当該会社との間で責任限定契約を締結している
i　その他

会社との関係(2) 更新

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
辻井　昭雄	その他の会社の相談役	会社経営の公正性を確保するため
石坂　芳男	親会社の相談役	会社経営の公正性を確保するため
池渕　浩介	親会社の相談役・技監	会社経営の公正性を確保するため

その他社外監査役の主な活動に関する事項

――

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況 更新	ストックオプション制度の導入

該当項目に関する補足説明 更新

当社のストックオプション制度は、当社の取締役、執行役員、従業員等の業績向上に対する意欲や志気を一層高め、

国際競争力と収益性を増すことにより、企業価値を高めることを目的としている。

ストックオプションの付与対象者 更新	社内取締役、従業員、その他

該当項目に関する補足説明 更新

ストックオプションの付与対象者には当社の執行役員、技監が含まれている。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書（事業報告）

開示状況	全取締役の総額を開示

該当項目に関する補足説明 更新

有価証券報告書は、金融庁運営の「金融商品取引法に基づく有価証券報告書等の開示書類に関する電子開示システム(EDINET)」に、事業報告は、当社のホームページに掲載している。

【 社外取締役(社外監査役)のサポート体制 】

監査役の職務を補助すべきスタッフを監査役付として数名置いている。

2．業務執行、監査・監督、指名、報酬決定等の機能に係る事項

業務執行に当たっては、取締役会および組織横断的な各種会議体で総合的に検討した上で意思決定を行う。
主要な役員会議体には、監査役の出席を得るとともに監査役による重要書類の閲覧、会計監査人との定期的および随時の情報交換の機会等を確保する。

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1. 株主総会の活性化及び議決権行使の円滑化に向けての取組み状況 更新

	補足説明
集中日を回避した株主総会の設定	集中日および準集中日を回避して開催している。

2. IRに関する活動状況 更新

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	四半期決算を含む年４回の決算説明会の他、適宜会社説明会や施設見学会等を開催している。また新車発表会にはアナリスト・機関投資家も招聘している。
海外投資家向けに定期的説明会を開催	あり	０９年３月期より海外投資家向け説明会を定期的に開催する予定。
ＩＲ資料のホームページ掲載	あり	ホームページにＩＲコーナーを設け、社長メッセージをはじめ有用なＩＲ関連情報を適時・適正に掲載している。
ＩＲに関する部署（担当者）の設置	―	総合企画部広報渉外室および経理部にＩＲ担当者を置いている。

3. ステークホルダーの立場の尊重に係る取組み状況 更新

	補足説明
社内規程等によりステークホルダーの立場の尊重につ	ＨＩＮＯ基本理念の中にＣＳＲメッセージを定め、当社を取り巻く各ステークホルダーに対するステートメントを規定している。

いて規定	
環境保全活動、ＣＳＲ活動等の実施	ステークホルダーの信頼と期待に応えるＣＳＲ活動として、環境保全や社会貢献活動、コンプライアンス等、幅広い分野で活動・推進している。また、主な活動を「ＣＳＲレポート」で紹介している。
ステークホルダーに対する情報提供に係る方針等の策定	前述ＨＩＮＯ基本理念に基づき日野行動指針を定め、その中で「適正な会計処理・情報開示」について規定している。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

更新〈基本的な考え方〉

当社は、コーポレート・ガバナンスの充実・強化を図るため、内部統制環境を整備している。当社の内部統制は、上述の監査役会および取締役会における経営の監査、ならびに取締役会、経営会議、その他組織横断的な各種会議体で総合的に検討した上で、意思決定することを内部統制システムの基本としている。なお、当社では、平成 18 年 5 月開催の取締役会において、会社法に則り、「業務の適正確保(内部統制)の整備に関する基本方針」を決議している。そして、子会社を含めて健全な企業風土を醸成するため、経営陣および従業員の心構え・行動指針を明確にした「日野行動指針」を制定している。

〈整備状況〉

①コンプライアンス体制

・企業倫理の確立およびコンプライアンスの徹底のため、当社は取締役および常勤監査役全員で構成される「コンプライアンス・リスク管理委員会」を設置しており、企業倫理、コンプライアンスおよびリスク管理に関する重要課題ならびにその対応について審議している。

・コンプライアンスに関わる問題および疑問点に関しては、HINO コンプライアンス相談窓口等を通じて、法令遵守並びに企業倫理に関する情報の早期把握および解決を図ることとしている。

②リスク管理体制

・安全・品質・環境等のリスク並びにコンプライアンスについて、各担当部署が必要に応じ、規則を制定し、あるいはマニュアルを作成し配付すること等により、管理することとしている。

③情報管理体制

・関係規程並びに法令に基づき、各担当部署に適切に保存および管理させる。

〈その他〉

①反社会的勢力排除に向けた行動指針

当社は「日野行動指針」において、以下を定め、社員・役員が日々の企業活動においで実践するよう努めている。

【反社会的勢力への毅然とした対応】(以下　日野行動指針原文)

私たちは、反社会的勢力・団体による組織暴力や犯罪行為に対しては、組織として毅然とした対応をとります。

万が一、不当な要求を受けた場合には、直ちに担当部署に相談し、関係機関と連携して迅速な解決を図るように努めます。

参考資料「模式図」:巻末「添付資料」をご覧ください。

1．買収防衛に関する事項 更新

親会社(トヨタ自動車株式会社)が当社議決権の50.3%を保有している。

2．その他コーポレート・ガバナンス体制等に関する事項 更新

特記事項なし。

【 参考資料：模式図 】


株 主 総 会
選任/解任
選任/解任
選任/解任
報 告
報 告
取 締 役 会
監 査
監 査 役 会
会計監査人
選任・再任の同意
会計監査相当性の判断
報 告
選定/解職
監査
監 査
代表取締役
報 告
指 示
監 査
選定/解職
経 営 会 議
(重要事項の審議等)
執行役員会
(業務執行などの報告・連絡)
執行役員
(業務の執行)
リスク管理委員会
コンプライアンス・
防災委員会
中央安全衛生・
日野環境委員会
計画具申報告など
方針提示
計画など承認
各 機 能、グ ル ー プ 会 社

RECEIVED
2008 AUG 12 A 11: 23

June 30, 2008

Company Name: Hino Motors, Ltd.
Representative: Yoshio Shirai, President
Code Number: 7205 Tokyo/Nagoya Stock Exchanges, First Section
Contact Point: Toshihisa Sakaki,
General Manager, Corporate Communications Dept.,
Corporate Planning Div.
Tel: (042-586-5494)

Notice Regarding Stance and Policy on Reduction of Denomination of Share-Trading Units

a. Our stance regarding reduction of the denomination of share-trading units.

The Company recognizes that a reduction of the denomination of share trading units is one of effective measures for increasing liquidity of shares and revitalizing stock markets.

b. Our policy regarding reduction of the denomination of share-trading units.

At this stage, the Company has not yet decided on concrete measures for or the timing of any reduction of the denomination of share-trading units of the shares of the Company. The Company will continue to examine the reduction of the denomination of share-trading units, giving due consideration to levels of share prices, composition of the shareholders and movements of markets.

平成20年6月30日

各　位

会社名　日野自動車株式会社
代表者名　取締役社長　白井芳夫
（コード番号7205 東証・名証第1部）
問合せ先　総合企画部広報渉外室長
坂木敏久
（TEL 042-586-5494）

投資単位の引下げに関する考え方及び方針等について

a　投資単位の引下げに関する考え方

当社は、投資単位の引下げは、株式の流動性を高め、株式市場の活性化を図るための有用な施策の一つであると認識しております。

b　投資単位の引下げに関する方針

当社株式の投資単位の引下げに関する具体的な施策およびその時期につきましては、現段階において未定でありますが、株価水準や株主構成および市場の動向などを考慮しながら継続して検討してまいります。

以　上

June 30 2008

Company Name: Hino Motors, Ltd.
Representative: Shoji Kondo, President
Code Number: 7205 Tokyo/Nagoya Stock Exchanges, First Section
Contact Point: Toshihisa Sakaki, General Manager,
Corporate Communications Dept., Corporate Planning Div.
Tel: (042-586-5494)

Matters regarding the Parent Company, etc.

a. Name, etc. of the Parent Company.

Parent Company	Relationship	Ratio of Holding of Voting Rights (%)	Stock Exchanges on which shares of the Parent Company are listed
Toyota Motor Corporation	Parent	50.4% (0.1%)*	Tokyo Stock Exchange Nagoya Stock Exchange Osaka Stock Exchange Fukuoka Stock Exchange Sapporo Stock Exchange New York Stock Exchange (United States) London Stock Exchange (England)

*Note: The parenthesis in the column for "Ratio of Holing of Voting Rights" indicates the percentage of indirect holding.

b. The position of the Company in the corporate group of the Parent Company and the relationships between the Company and the Parent Company.

1. The position of the Company in the corporate group of the Parent Company and the business , personnel and capital relationships between the Company and the Parent Company.

Toyota Motor Corporation is the parent of the Company holding 50.4% of the voting rights of the Company. The Company contracts with the Parent Company to manufacture products such as HILUX SURF and LAND CRUISER PRADO, FJ CRUISER for the Parent Company, and develops and manufacturers trucks as a manufacturer of commercial vehicles in the Toyota Group. In addition, foreign manufacturing subsidiaries of the Company supply parts as unit suppliers to

manufacturing bases of the Parent Company. The percentage of sales to the corporate group of the Parent Company constitutes 38% of the Company's total sales. The Company receives financing from the Parent Company and its group companies, as follows:

Loans from the Parent Company and its group companies: 52,200 million Yen. (73,900 million Yen as of the end of the previous fiscal year).

2. Restrictions, risks and merits of being a member of the corporate group of the Parent Company and effects on the Company's management and business activities resulting from business, personnel and capital relationships with the Parent Company and its group companies.

Toyota Motor Corporation holds 50.4% of the voting rights of the Company. As a result, there are matters in the course of business of the Company which require the approval of the Parent Company. However, the Company engages in close communications with the Parent Company and the relationships with the Parent Company do not impose undue restrictions upon the decision-making of the Company.

3. Stance on and measures for securing certain degree of independence from the Parent Company in light of restrictions resulting from being a member of the corporate group of the Parent Company and effects on the Company's management and business activities resulting from the business, personnel and capital relationships with the Parent Company and its group companies.

The Company is a manufacturer of commercial vehicles of the Toyota Group, and there is a clear habitat segregation within the corporate group of the Parent Company. While the Company procures financing from the Parent Company and its group companies, the Company does not believe that such financing affects its independence in its business activities.

4. Status of securing certain independence from the Parent Company.

The Company owns its own brand business (Hino brand) and sales from the Hino brand business constitutes 62% of the total sales of the Company. Through its Hino brand business, the Company engages in its own unique product-development, research, procurement, manufacturing and sales activities, and thus has secured and maintained independence from the corporate group of the Parent Company.

Title	Name	Title in the Parent or Group Companies	Reason for assuming office
Outside Corporate Auditor	Yoshio Ishizaka	Advisor, Toyota Motor Corporation Outside Corporate Auditor, Kanto Auto Works, Ltd.	The Company requested Mr. Ishizaka to serve as Corporate Auditor in order to enhance corporate governance.
Outside Corporate Auditor	Kosuke Ikebuchi	Advisor, Toyota Motor Corporation Outside Corporate Auditor, Daihatsu Motor Co., Ltd.	The Company requested Mr. Ikebuchi to serve as Corporate Auditor in order to enhance corporate governance.

C. Matters relating to transactions with the Parent Company.

Previous fiscal year (from April 1, 2006 to March 31, 2007)

Name	Address	Capital (in Million Yen)	Business	Ratio of Voting rights of the Company held by Parent	Relationship		Size of Business (in Million Yen)	Items	Balance as of fiscal year end (in Million Yen)
					Inter-locking Directorship, etc.	Business relationship			
Toyota Motor Corporation	Toyota City, Aichi Pref.	397,049	Automobile manufacturer	Direct holding: 50.4% Indirect holding: 0.1%	Transfer: 9 (including 4 former directors)	Contracting to manufacture small-size trucks, etc.	Sale of products etc. :389,757 Purchase of Parts, etc.: 256,426 Loans: 1,500 Interest paid: 806	Accounts receivable: Accounts payable: Long-term debt: (including amount scheduled to be repaid within a year	2,019 23,632 61,766

This fiscal year (from April 1, 2007 to March 31, 2008)

Name	Address	Capital (in Million Yen)	Business	Ratio of Voting rights of the Company held by Parent	Relationship		Size of Business (in Million Yen)	Items	Balance as of fiscal year end (in Million Yen)
					Inter-locking Directorship, etc.	Business relationship			
Toyota Motor Corporation	Toyota City, Aichi Pref.	397,049	Automobile manufacturer	Direct holding: 50.3% Indirect holding: 0.1%	Transfer:10 (including 5 former directors)	Contracting to manufacture small-size trucks, etc.	Sale of products etc. :393,381 Purchase of Parts, etc.: 264,444 Loans: 14,663 Interest paid: 870	Accounts receivable: Accounts payable: Long-term debt:	16,855 20,950 51,727

END.

平成２０年６月３０日

各　　位

会 社 名　日 野 自 動 車 株 式 会 社
代表者名　取 締 役 社 長　　白 井 芳 夫
（コード番号 7205 東証・名証第１部）
問合せ先　総合企画部広報渉外室長
坂 木 敏 久
(TEL 042-586-5494)

親会社等に関する事項について

a　親会社の商号等

親会社等	属性	親会社等の議決権所有割合(%)	親会社等が発行する株券が上場されている証券取引所等
トヨタ自動車㈱	親会社	５０．４% （０．１%）	株式会社　東京証券取引所 株式会社　名古屋証券取引所 株式会社　大阪証券取引所 証券会員制法人　福岡証券取引所 証券会員制法人　札幌証券取引所 ニューヨーク証券取引所（米国） ロンドン証券取引所（英国）

（注）親会社等の議決権所有割合欄の（　）内は、間接所有割合で内数である。

b　親会社等の企業グループにおける上場会社の位置付けその他の上場会社と親会社等との関係

①　親会社等の企業グループにおける上場会社の位置付け、親会社等やそのグループ企業との取引関係や人的・資本的関係

トヨタ自動車㈱は当社議決権の５０．４%を所有する親会社です。当社は親会社からハイラックスサーフ、ランドクルーザープラド、ＦＪクルーザー等の受託生産およびトヨタグループの商用車メーカーとして積載系トラックの開発・生産を行っております。また、当社海外製造子会社は、親会社の海外生産拠点向けのユニットサプライヤーとして部品供給を行っております。親会社の企業グループに対する売上比率は３８%となっております。また、親会社およびそのグループ企業より資金調達を行っております。

その概要は以下の通りです。

親会社およびそのグループ企業からの借入額：５２２億円（前年度末　７３９億円）

② 親会社等の企業グループに属することによる事業上の制約、リスクおよびメリット、親会社等やそのグループ企業との取引関係や人的・資本的関係などの面から受ける経営・事業活動への影響等

トヨタ自動車㈱は当社議決権の５０．４％を所有しており、事業活動を行う上での承認事項はありますが、円滑な意思疎通を図っており、当社が意思決定を行う上で制約となるものではありません。

③ 親会社等の企業グループに属することによる事業上の制約、親会社等やそのグループ企業との取引関係や人的･資本的関係などの面から受ける経営･事業活動への影響等がある中における、親会社等からの一定の独立性の確保に関する考え方およびそのための施策

当社はトヨタグループの商用車メーカーであり、親会社の企業グループの中で明確な棲み分けがなされております。また、親会社およびグループ企業より資金調達を行っておりますが、当社の事業活動の独立性に影響を与えるものではないと考えております。

④ 親会社等からの一定の独立性の確保の状況（理由を含む）

当社は、ブランドビジネス（日野ブランド）を有しており、売上比率は６２％を占めております。日野ブランドビジネスは、当社独自の商品企画、研究開発、調達、製造、販売活動を行っており、親会社の企業グループから独立性が確保されていると考えております。

役職	氏名	親会社等又はそのグループ企業での役職	就任理由
社外監査役	石坂　芳男	トヨタ自動車㈱顧問 関東自動車工業㈱社外監査役 あいおい損害保険株式会社社外監査役	コーポレートガバナンスの強化のため当社から就任を依頼
社外監査役	池渕　浩介	トヨタ自動車㈱相談役 ダイハツ工業㈱社外監査役 株式会社グランパスエイト代表取締役社長	コーポレートガバナンスの強化のため当社から就任を依頼

c　親会社等との取引に関する事項

前期（平成１８年４月１日～平成１９年３月３１日）

会社名	住所	資本金（百万円）	事業の内容	議決権等の被所有割合	関係内容		取引内容（百万円）	科目	期末残高（百万円）
					役員の兼務等	事業上の関係			
トヨタ自動車㈱	愛知県豊田市	397,049	自動車製造	直接 50.4% 間接 0.1%	転籍 9名（うち元役員 4名）	乗用車・小型ﾄﾗｯｸ等の受託生産	製品の販売等 389,757 部品の購入等 256,426 資金の借入 1,500 支払利息 806	売掛金 買掛金 長期借入金（１年内返済予定額を含む）	22,019 23,632 61,766

当期（平成１９年４月１日～平成２０年３月３１日）

会社名	住所	資本金（百万円）	事業の内容	議決権等の被所有割合	関係内容		取引内容（百万円）	科目	期末残高（百万円）
					役員の兼務等	事業上の関係			
トヨタ自動車㈱	愛知県豊田市	397,049	自動車製造	直接 50.3% 間接 0.1%	転籍 10名（うち元役員 5名）	乗用車・小型ﾄﾗｯｸ等の受託生産	製品の販売等 393,381 部品の購入等 264,444 資金の返済 23,000 資金の借入 14,663 支払利息 870	売掛金 買掛金 長期借入金（１年内返済予定額を含む）	16,855 20,950 51,727

以　上

END